Form 20-F
period 2024-06-30
Gelteq Ltd
filed 2024-11-15
CIK 1920092

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _____________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-42373

Gelteq Limited

(Exact name of Registrant as Specified in its Charter)

Australia

(Jurisdiction of Incorporation or Organization)

Level 4
100 Albert Road
South Melbourne VIC, 3025
Australia

(Address of Principal Executive Office)

Nathan J. Givoni

Telephone: +61 3 9087 3990

Level 4
100 Albert Road
South Melbourne VIC, 3025
Australia (Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading symbol	Name of Each Exchange On Which Registered
Ordinary shares, no par value	GELS	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of November 15, 2024 was: 9,438,075 ordinary shares, no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued	☐ Other
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☐

If securities are registered pursuant to section 12(b) of Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

GELTEQ LIMITED

FORM 20-F ANNUAL REPORT

 i

FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These forward-looking statements include statements relating to:

●	our strategies and objectives;

●	our ability to meet the Nasdaq requirements;

●	our other financial operating objectives;

●	the availability of qualified employees for business operations;

●	general business and economic conditions;

●	our ability to meet its financial obligations as they become due;

●	the positive cash flows and financial viability of our operations and new business opportunities;

●	our ability to manage growth with respect to our operations and new business opportunities;

●	our ability to secure intellectual property rights over our proprietary products or enter into license agreements to secure the legal use of certain patents and intellectual property;

●	our ability to avoid infringement of intellectual property rights; and

●	our ability to be successful in new markets;

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, and the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Item 3. Key Information - D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” and elsewhere in this Annual Report.

 ii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Corporate Structure

We were incorporated under the laws of the State of Victoria, Australia on October 15th, 2018. Our technology was assigned to us by our founders and a predecessor entity, who created it prior to the incorporation of our company. The intellectual property was then assigned to Gelteq at Gelteq’s inception to continue to build on this work.

We currently have two direct, wholly-owned subsidiaries as part of our organizational structure: Nutrigel Pty Ltd and Unit Trust (“NPL”) and Sport Supplements Pty Ltd and Unit Trust (“SSPL”).

For more details regarding our corporate structure and related changes, see “Item 4. Information about the Company - Corporate Structure.”

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for The Offer and Use Of Proceeds

Not applicable.

3.D. Risk Factors

Risk Factors Summary

Our business is subject to numerous risks described in the section titled “Risk Factors”, which you should read in its entirety starting from page 1 and elsewhere in this Annual Report.

Risks Related to Our Business and Industry

●	We have a history of operating losses and may not achieve or sustain profitability in the future.

●	We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

●	Our operating results may fluctuate, as we have created a new class of products for which demand is unknown, which makes our results difficult to predict and could cause our results to fall short of our expectations.

●	Fluctuations in the prices of raw materials can increase the cost of our products, impact our ability to meet production commitments, and may adversely affect our results of operations.

●	Our customers have a history of delaying orders which may adversely affect our revenues and income.

●	There is substantial doubt about our ability to continue as a going concern.

●	The COVID-19 pandemic has had, and may continue to have, a material adverse effect on our financial condition and results of operations.

●	We face risks related to the ongoing Russian invasion of Ukraine and any other conflicts that may arise on a global or regional scale which could adversely affect our business and results of operations.

●	If the market for our gels does not develop or become sustainable, expands more slowly than we expect, or becomes saturated, our revenues may fail to materialize, and our financial condition and results of operations could be materially and adversely affected.

●	Our success depends on our ability to obtain market acceptance for our products and services.

●	The loss of the services of our key personnel would negatively affect our business.

Risk Related to Research and Development and Clinical Testing of Our Products

●	We continue to spend a significant amount of resources on research that may not lead to successful products or the recovery of our research expenditures and that may not receive regulatory approval when applicable.

Risks Relating to our Operations and Products

●	We rely on third parties to manufacture our products, which could affect our ability to provide such products in a timely and cost-effective manner, adversely impacting our revenues and profit margins.

●	We rely on third parties to market and distribute our products, which could adversely impacting our revenues and profit margins if we lose them as distributors or they do not perform to our expectations or violate the terms of our licenses.

●	Our manufacturers rely on a limited number of suppliers for the raw materials used in our products. If we or our manufacturers are unable to obtain these raw materials on a timely basis, we will be unable to meet our customers’ orders, which could reduce our revenues, subject us to claims for damages and adversely affect our relationships with our customers.

●	We may be unable to adequately control the costs associated with our operations.

●	If we are unable to keep up with rapid technological change, we may be unable to meet the needs of our customers, which could materially and adversely affect our financial condition and results of operations and reduce our ability to grow our market share.

●	Legal requirements and changes in applicable law and regulations may adversely affect us.

●	We face potential product liability claims, and, if successful claims are brought against us, we may incur substantial liability and costs.

●	We could be subject to changes in tax rates, the adoption of new U.S. or international tax legislation, or exposure to additional tax liabilities.

●	Fluctuations in exchange rates between and among the currencies of the countries in which we do business could adversely affect our results of operations.

●	Acquisitions, joint ventures, investments, and divestitures could result in operating difficulties, dilution, and other consequences that may harm our business, financial condition, and operating results.

Risks related to our doing business in the PRC.

●	Changes in economic, political or social conditions or government policies in the PRC could have a material and adverse effect on our business, financial condition and results of operations.

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us in conducting business in the PRC in a manner that materially and adversely affects our business, financial condition and results of operation.

●	The current tensions in international trade and rising political tensions, particularly between the United States and the PRC, may materially and adversely impact our business, financial condition, and results of operations.

●	The PRC regulatory authorities’ interpretation of such laws, rules, and regulations may change, which could materially and adversely affect the validity of the approvals, qualifications, licenses, permits, and registrations that we obtained or consummated in the PRC. Any failure to comply may result in fines, restrictions, and limits on our operations, as well as suspension or revocation of certain certificates, approvals, permits, licenses, or filings that we have already obtained or made.

●	We may not be able to prevent others from unauthorized use of our intellectual property in the PRC, which could harm our business and competitive position.

Risks Relating to Intellectual Property and Litigation

●	If we are unable to protect our intellectual property rights, our business, competitive position, financial condition and results of operations could be materially and adversely affected.

●	Obtaining and maintaining our patent protection in jurisdictions where we have patent protection depends on compliance with various procedural measures, document submissions, fee payments and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

●	Intellectual property rights do not necessarily address all potential threats.

●	Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

●	We may become involved in an intellectual property dispute that could subject us to significant liability, divert the time and attention of our management and prevent us from selling our products, any of which could materially and adversely affect our business, competitive position, financial condition and results of operations.

●	From time to time, we may be subject to litigation or dispute resolution that could result in significant costs to us and damage to our reputation.

●	Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and product liability claims

●	Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

●	Any actual or perceived failure by us to comply with our privacy policy or legal or regulatory requirements in one or multiple jurisdictions could result in proceedings, actions or penalties against us.

●	Evolving and changing definitions of what constitutes “Personal Information” and “Personal Data” within the EU, the United States and elsewhere, may limit or inhibit our ability to operate or expand our business, including limiting technology alliance partners that may involve the sharing of data.

●	Failure to comply with anticorruption and anti-money laundering laws, including the FCPA and similar laws associated with activities outside of the United States, could subject us to penalties and other adverse consequences.

●	We could be adversely impacted if we fail to comply with U.S. and international import and export laws.

●	We have a substantial amount of intangible assets, and we may in the future be required to write down the value of our intangible assets due to impairment, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to this Offering and the Trading Market

●	We will incur costs and be subject to various obligations as a result of being a public company in the United States.

●	Any future or current litigation could have a material adverse impact on our results of operations, financial condition and liquidity.

●	Australian tax rules may adversely impact our results of operations and financial position.

●	Our management team and board control a significant percentage of our Ordinary Shares and two other shareholders also own a significant percentage of our Ordinary Shares.

●	We are incorporated in Australia and our shareholders may have greater difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.

●	U.S. shareholders may have difficulty enforcing civil liabilities against our company, our directors or members of senior management and the experts named in this Annual Report.

●	We are subject to the laws of Australia, which differ in certain material respects from the laws of the United States.

●	Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in the Ordinary Shares.

●	Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

●	We currently report our financial results under IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles, or U.S. GAAP.

●	As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company.

●	As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards and these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

●	We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

●	We are an “emerging growth company” under the JOBS Act and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make the Ordinary Shares less attractive to investors.

●	If we fail to develop or maintain an effective system of disclosure controls and internal control over financial reporting in compliance with the requirements applicable to us as a public company in the United States, our ability to produce timely and accurate consolidated financial statements or comply with applicable regulations could be impaired and our listing on Nasdaq Capital Market could be terminated.

●	If we are a passive foreign investment company, there could be adverse U.S. federal income tax consequences to U.S. holders.

●	If a United States person is treated as owning at least 10% of the Ordinary Shares, such holder may be subject to adverse U.S. federal income tax consequences.

●	Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of the Ordinary Shares.

●	Certain recent initial public offerings of companies with relatively small public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. Our Ordinary Shares may potentially experience rapid and substantial price volatility, which may make it difficult for prospective investors to assess the value of our Ordinary Shares.

●	The offering price of the primary offering and resale offering could differ.

●	We are not likely to issue dividends for the foreseeable future.

●	We expect that any dividend payments on our Ordinary Shares would be declared in U.S. Dollars, and any shareholder whose principal currency is not the U.S. Dollar would be subject to exchange rate fluctuations.

Risks Related to Our Business and Industry

We have a history of operating losses and may not achieve or sustain profitability in the future

We have incurred operating losses since our inception and expect to continue to incur operating losses for the foreseeable future. We have recently commenced marketing our products and cannot be sure we will be able to continue to increase our sales to achieve profitability. Our ability to achieve profitability depends on a number of factors, including our ability to successfully market our existing products, directly or through partners, continue to develop new products, obtain regulatory approval for our products, as necessary and consummate partnership and licensing agreements.

We expect to continue to incur losses for the foreseeable future, and these losses will likely increase as we:

●	develop new products;

●	complete testing of products that we have created;

●	clinical trials can offer take longer than expected and be more costly than originally budgeted for;

●	negotiate partnerships and licensing arrangements with respect our products;

●	implement internal systems and infrastructures;

●	hire management and other personnel; and

●	ramp up our sales and marketing infrastructure and operations to drive sales of our products.

If we are unsuccessful in developing products or if our products do not achieve market acceptance, we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our inability to achieve and then maintain profitability would negatively affect our business, financial condition, results of operations and cash flows. Moreover, our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company and in highly regulated and competitive markets, such as the drug delivery market, where regulatory approval and market acceptance of our products are uncertain. There can be no assurance that our efforts will ultimately be successful or result in revenues or profits.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

We incurred total losses in the past of approximately AUD$3,572,900 and AUD$3,506,220 in the fiscal years ended June 30, 2024 and 2023 respectively. Our ability to achieve and sustain profitability in the future depends in part on the rate of growth of, and changes in technology trends in, our market; the global economy; our ability to develop new products and technologies in a timely manner; the competitive position of our products; our ability to manage our operating expenses; and other factors and risks, some of which are described in this Annual Report. We may also seek to increase our operating expenses and make additional expenditures in anticipation of generating higher revenues, which we may not realize, if at all, until sometime in the future. As such, there can be no assurance that we will be able to achieve or sustain profitable operations in the future.

We have expended and believe that, subject to receiving adequate financing and/or entering into a collaboration agreement, we will continue to expend significant operating and capital expenditures for the foreseeable future developing, establishing licensing and partnership arrangement and marketing our products. These expenditures will include, but are not limited to, costs associated with research and development, manufacturing, conducting studies of new products and product applications, contracting with research organizations, obtaining and retaining development, sales and marketing partnerships and hiring additional management and other personnel. We cannot reasonably estimate the actual amounts necessary to successfully complete the research, development and commercialization of our products and any other future product. In addition, other unanticipated costs may arise. As a result of these and other factors currently unknown to us, we will require additional funds, through public or private equity or debt financings or other sources, such as strategic partnerships and alliances and licensing arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. A failure to fund these activities may harm our growth strategy, competitive position, quality compliance and financial condition.

Our future capital requirements depend on many factors, including:

●	the scope, progress, results and costs of researching and developing our products;

●	the cost of manufacturing our products;

●	our ability to establish and maintain strategic partnerships, licensing, supply or other arrangements and the financial terms of such agreements;

●	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including litigation costs and the outcome of such litigation;

●	the expenses needed to attract and retain skilled personnel; and

●	any product liability or other lawsuits related to existing and/or any future products.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce or terminate research and development activities for our products or delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our products.

Our operating results may fluctuate, as we have created a new class of products for which demand is unknown, which makes our results difficult to predict and could cause our results to fall short of our expectations.

Our principal products are edible gels, which we refer to as gels, and their application in gel-based dosage forms. While other companies manufacture and sell edible gels, we believe we are the first company to market edible gels in many of the verticals industries we are targeting. Going forward, our operating results may fluctuate as a result of a number of factors, including, without limitation, the costs associated with raw materials, manufacturing costs and expenses and the costs incurred in our marketing and distribution and sales network, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our interim, year-to-date, and annual expenses as a percentage of our revenues may differ significantly over time. Our operating results in future quarters may fall below expectations.

Because our business is changing and evolving, our historical and current operating results may not be useful to you in predicting our future operating results.

Fluctuations in the prices of raw materials can increase the cost of our products, impact our ability to meet production commitments, and may adversely affect our results of operations.

The cost of raw materials is a key element in the cost of our gels. Our inability to offset material price inflation through increased prices to customers and suppliers, or through productivity actions could adversely affect our results of operations. Many major components, product equipment items, and raw materials are procured or subcontracted, which may negatively affect the availability and price of essential aspects of our products. Our inability to fill our supply needs would jeopardize our ability to fulfill obligations under our contracts, which could, in turn, result in reduced sales and profits, contract penalties or terminations, and damage to our customer and distributor relationships. The cost of raw materials that are applied to manufacture our products has been impacted and is expected to continue to be impacted by the risks we may face related to the ongoing COVID-19 pandemic and may be impacted by the risks we may face arising from the Russian invasion of Ukraine as described herein.

Our customers have a history of delaying orders which may adversely affect our revenues and income.

We have received several orders from customers who subsequently advised us of cash flow difficulties and their inability to pay for such orders in a timely manner. This has limited our ability to generate the expected revenue off these orders in a timely manner. However, such customers experiencing cash flow difficulties as of the date of this Annual Report had not cancelled their orders and we plan to manufacture and deliver such units ordered as soon as they resolve their cash flow difficulties in the fiscal year ending June 30, 2025. We have put in place more rigorous qualification procedures to ensure customers have the financial ability to pay for its orders. However, we cannot guarantee that our customers will present their accurate business status to us and pay for their orders in a timely order, which may adversely affect our revenues and income.

There is substantial doubt about our ability to continue as a going concern.

Our audited financial statements for the years ended June 30, 2024 and 2023 were prepared assuming that we will continue as a going concern. In addition, as discussed in Note 4 of the financial statements for the years ended June 30, 2024 and 2023, the Company is in a current liability position as of June 30, 2024 and 2023, and has suffered recurring losses from operations. These conditions raise substantial doubt on our ability to continue as a going concern. The report of our independent registered public accounting firm M&K CPAS PLLC on the financial statements for the year ended June 30 2024 and the report of our independent registered public accounting firm UHY Haines Norton Sydney on the financial statements for the year ended June 30 2023, both included an explanatory paragraph on the doubt of our ability to continue as a going concern.

Refer to Note 4 of the financial statements for the years ended June 30, 2024 and 2023 for further details.

The COVID-19 pandemic has had, and may continue to have, a material adverse effect on our financial condition and results of operations.

We face risks related to public health crises, including the COVID-19 pandemic. The effects of the COVID-19 pandemic, including travel bans, prohibitions on group events and gatherings, shutdowns of certain businesses, curfews, and recommendations to practice social distancing in addition to other actions taken by both businesses and governments, resulted in a significant and swift reduction in international and Australian economic activity. The unprecedented global health and economic crisis contributed to the significant decrease in economic activity in 2020 in general and resulted in shut down of our offices which had and could in the future continue to have a material adverse impact on our financial condition and results of operations.

Since the beginning of 2021, the distribution of COVID-19 vaccines progressed and many government-imposed restrictions were relaxed or rescinded. However, we continue to monitor the effects of the pandemic on our operations. As a result of the ongoing COVID-19 pandemic, our operations, and those of our operating partners, have and may continue to experience delays or disruptions and temporary suspensions of operations and increased volatility. In addition, our results of operations and financial condition have been and may continue to be adversely affected by the ongoing COVID-19 pandemic.

The extent to which our operating and financial results are affected by COVID-19 will depend on various factors and consequences beyond our control, such as the emergence of more contagious and harmful variants of the COVID-19 virus, the duration and scope of the pandemic, additional actions by businesses and governments in response to the pandemic, and the speed and effectiveness of responses to combat the virus. COVID-19, and the volatile regional and global economic conditions stemming from the pandemic, could also aggravate the other risk factors that we identify herein. While the effects of the COVID-19 pandemic have lessened recently in Australia, we cannot predict the duration or future effects of the pandemic, or more contagious and harmful variants of the COVID-19 virus, and such effects may materially adversely affect our results of operations and financial condition in a manner that is not currently known to us or that we do not currently consider to present significant risks to our operations.

We face risks related to the ongoing Russian invasion of Ukraine and any other conflicts that may arise on a global or regional scale which could adversely affect our business and results of operations.

On February 24, 2022, the Russian Federation launched an invasion of Ukraine that has had an immediate impact on the global economy resulting in higher energy prices and higher prices for certain raw materials and goods and services which in turn is contributing to higher inflation in Australia and the United States and other countries across the globe with significant disruption to financial markets and supply and distribution chains for certain raw materials and goods and services on an unprecedented scale. The impact of the sanctions has also included disruptions to financial markets, an inability to complete financial or banking transactions, restrictions on travel and an inability to service existing or new customers in a timely manner in the affected areas of Europe. The Russian Federation could resort to cyberattacks and other action that impact businesses across the United States, the European Union, Australia and other nations across the globe including those without any direct business ties to the Russian Federation. The Russian invasion of Ukraine has continued to escalate without any resolution of the invasion foreseeable in the near future with the short and long-term impact on financial and business conditions in Europe remaining highly uncertain.

The U.S. and the European Union responded to Russia’s invasion of Ukraine by imposing various economic sanctions on the Russian Federation to which the Russian Federation has responded in kind. The United Kingdom, Japan, South Korea, Australia and other countries across the globe have imposed their own sanctions on the Russian Federation. The United States, the European Union and such other countries acting together or separately could impose wider sanctions or take further actions against the Russian Federation if the conflict continues to escalate. Multinational corporations and other corporations and businesses with business and financial ties to the Russian Federation have either reduced or eliminated their ties to the Russian Federation in a manner that often exceeds what is required pursuant to sanctions by these countries. While we do not have any direct business or financial ties to the Russian Federation as part of our own business the impact of higher energy prices and higher prices for certain raw materials and goods and services resulting in higher inflation and disruptions to financial markets and disruptions to manufacturing and supply and distribution chains for certain raw materials and goods and services across the globe may impact our business in the future. We will assess and respond where appropriate to any direct or indirect impact that the Russian invasion of Ukraine has on the availability or pricing of the raw materials for our products, manufacturing and supply and distribution chains for our products and on the pricing and demand for our products.

Reduced availability or higher prices for the raw materials used in manufacturing our products, other higher costs and expenses associated with the manufacturing of our products, disruptions to manufacturing of our products and supply and distribution chains and other factors that may result in higher prices or lower demand for our products arising directly or indirectly from the continuing impact of the ongoing Russian invasion of Ukraine or other conflicts that may arise on a global or regional scale could result in decreases from any projections of sales and margins for our business making past performance less predictive of future performance of our business. In addition, any deterioration in credit markets resulting directly or indirectly from the ongoing Russian invasion of Ukraine could limit our ability to obtain external financing to fund our operations and capital expenditures. We may experience losses on our holdings of cash and investments due to failures of financial institutions and other parties. Adverse economic conditions may also result in a higher rate of losses on accounts receivables that we accrue in the future due to credit defaults. As a result, a downturn in the worldwide economy resulting from the Russian invasion of Ukraine and other conflicts with a global impact that may arise from time to time could have a material adverse effect on our business, results of operations, and/or financial condition.

If the market for our gels does not develop or become sustainable, expands more slowly than we expect, or becomes saturated, our revenues may fail to materialize, and our financial condition and results of operations could be materially and adversely affected.

The market for our products is new and rapidly evolving, and we may face an unexpected number of competitors. We believe that our innovative gel products are addressing a market that did not exist previously and there is no assurance that the gel industry will develop as envisioned by us, or that, if it does develop, we will succeed in executing our business plan, or acquiring any meaningful market share. Our success is highly dependent on the market’s acceptance of our technology and our products, and on our leadership of any market that materializes. If the market for our products does not materialize, become sustainable, or becomes saturated with competing products or services, our revenues may not materialize, or may be lower than projections, and our financial condition and results of operations could be materially and adversely affected. Should lower than expected sales occur, we intend to adjust our expenses to align with the revenue generated to ensure we remain financially solvent and as a going concern.

Our success depends on our ability to obtain market acceptance for our products and services.

Our future success and the planned growth and expansion of our business depend on us achieving broad acceptance of our products and growing our customer base. This depends, in part, on our technology, our ability to respond to consumer preferences, our marketing plans, our ability to locate and enter into agreements with partners and adoption of our products. If we are unable to obtain customer acceptance, to effectively market our products directly or through partners, our business and results of operations will be materially impaired.

The loss of the services of our key personnel would negatively affect our business.

Our future success depends to a large extent on the continued services of our senior management and key personnel, including, in particular, Mr. Simon H. Szewach, our Executive Chairman of the board of directors and, our Chief Executive Officer, Nathan J. Givoni. Any loss of the services of members of our senior management or other key personnel, and especially those of Mr. Szewach and Mr. Givoni, would adversely affect our business. We have attempted to mitigate this situation by ensuring these key personnel have provided long notice periods and have extra share compensation via the employee stock option plan to encourage their long term tenure and performance with the Company. The employment agreements entered into with Mr. Szewach and Mr. Givoni and stipulates that they must give six months written notice of their intent to resign, allowing the Company time to find a suitable replacement.

Risk Related to Research and Development and Clinical Testing of Our Products

We continue to spend a significant amount of resources on research that may not lead to successful products or the recovery of our research expenditures and that may not receive regulatory approval when applicable.

For specific products which fit in the clinical drug development space, this involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and clinical trials may not be predictive of future trial results, which could result in development delays or a failure to obtain marketing approval. These delays or complications may adversely impact our ability to receive a return on our capital, or reach the expected returns.

Many of our products are food grade and do not require any regulatory approval. Any of our products which are designed as a drug with active API, these products will require the regulatory approval processes of the FDA and comparable foreign authorities. The regulatory approval process can be lengthy, time consuming and inherently unpredictable, and if we are unable to obtain regulatory approval for our products, our business will be substantially harmed. If the FDA does not conclude that any products which we intend to seek approval under Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act satisfy the requirements of the Section 505(b)(2) regulatory approval pathway, or if the requirements for such products under Section 505(b)(2) are not as we expect, the approval pathway for those product candidates will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in all cases may not be successful. Even if we receive regulatory approval for product(s), they may still fail to achieve physician adoption and market acceptance necessary for commercial success.

Risks Relating to our Operations and Products

We rely on third parties to manufacture our products, which could affect our ability to provide such products in a timely and cost-effective manner, adversely impacting our revenues and profit margins.

We outsource the manufacturing of our gels to third parties. We do not maintain significant levels of inventories to support us in the event of an unexpected interruption of the manufacturing process. If our principal manufacturer or any of our other manufacturers is unable to, or fails to manufacture our products in a timely manner, we may not be able to secure alternative manufacturing facilities without experiencing an interruption in the supply of our products or an increase in production costs. Any such interruption or increase in production costs could affect our ability to provide our products in a timely and cost-effective manner, adversely impacting our revenues and profit margins.

We rely on third parties to market and distribute our products, which could adversely impacting our revenues and profit margins if we lose them as distributors or they do not perform to our expectations or violate the terms of our licenses.

We rely on licensees to market and distribute our products. If we lose any of our licensees that market and distribute or products or our licensees that market and distribute our products to not perform to our expectations or violate the terms of our licenses we may not be able to secure alternative licensees to replace them which could affect our ability to provide our products in a timely and cost-effective manner, adversely impacting our revenues and profit margins. There can also be no assurance that we will be able enter into licenses for third parties to market and distribute our products in additional markets that we seek to enter in order to grow our business.

Our manufacturers rely on a limited number of suppliers for the raw materials used in our products. If we or our manufacturers are unable to obtain these raw materials on a timely basis, we will be unable to meet our customers’ orders, which could reduce our revenues, subject us to claims for damages and adversely affect our relationships with our customers.

We rely on a limited number of suppliers for the raw materials used in our products. This reliance involves a number of significant risks, including:

●	unavailability of materials and interruptions in delivery of raw materials from our suppliers, which could result in manufacturing delays; and

●	fluctuations in the quality and price of components and raw materials.

Our suppliers may stop selling their products to us on commercially reasonable terms or at all. We may not be able to source alternative sources for these raw materials. Even if alternate suppliers are available to us or our manufacturers, identifying them is often difficult and time consuming. If we or our manufacturers are unable to obtain an ample supply of raw materials from our existing suppliers or alternative sources of supply, we may be unable to satisfy our customers’ orders, which could reduce our revenues, subject us to claims for damages and adversely affect our relationships with our customers.

We may be unable to adequately control the costs associated with our operations.

We will require significant capital to develop and grow our business, including future manufacturing capabilities, developing our support organization and building our brand. We expect to incur significant expenses which will impact our profitability, including research and development expenses, manufacturing costs, leases, sales and distribution expenses as we build our brand and market our products, and general and administrative expenses as we scale our operations. Our ability to become profitable in the future will not only depend on our ability to successfully market our products and services, but also to control our costs. If we are unable to cost efficiently design, manufacture, market, sell, distribute and service our products and services, our margins, profitability, and prospects would be materially and adversely affected.

If we are unable to keep up with rapid technological change, we may be unable to meet the needs of our customers, which could materially and adversely affect our financial condition and results of operations and reduce our ability to grow our market share.

During the year ended June 30, 2024, we were active in the research and development to enhance our current products. However, research and development in our industry is complex and filled with uncertainty. For example, it is common for research and development projects to encounter delays due to unforeseen problems, resulting in fewer product features than originally considered desirable and higher production costs than initially budgeted, any of which may result in lost market opportunities. In addition, these new products may not adequately meet the requirements of the marketplace and may not achieve any significant degree of market acceptance. If our efforts do not lead to the successful development, marketing and release of new products that respond to technological developments or changing customer needs and preferences, our revenues and market share could be materially and adversely affected. We may expend a significant amount of resources in unsuccessful research and development efforts. In addition, new products or enhancements by our competitors may cause customers to defer or forego purchases of our products. Any of the foregoing could materially and adversely affect our financial condition and results of operations and reduce our ability to grow our market share.

Legal requirements and changes in applicable law and regulations may adversely affect us.

Our products are regulated under the laws and regulations in the jurisdictions where they are marketed and sold. We or our partners or distributors are required comply with various legal requirements, including requirements imposed by the laws in various jurisdictions, including, without limitation, food and drug laws. Currently, as our products are considered food products, they are subject to limited regulation and most of our products do not require specific licenses or approvals to be marketed. Some of our products under research may be subject to regulation as drugs in certain jurisdictions. However, we are unable to predict what changes in laws and regulations applicable to us, our products, our partners, our customers, or the counterparties with which we transact business may be instituted in the future. Any such change could have a material adverse effect on the sales or profit potential of our company and may impede our ability to sell and deploy our gels.

If any of our products are considered pharmaceuticals, or we desire to make claims about efficacy of such product, the manufacture and marketing of these products would subject to extensive regulation for safety, efficacy and quality by numerous government authorities in the U.S. and abroad. Before receiving FDA or foreign regulatory clearance to market these proposed products, we will have to demonstrate that such products are safe and effective in the patient population and for the diseases that are to be treated. Clinical trials, manufacturing and marketing of drugs are subject to the rigorous testing and approval process of the FDA and equivalent foreign regulatory authorities. The Federal Food, Drug and Cosmetic Act and other federal, state and foreign statutes and regulations govern and influence the testing, manufacture, labeling, advertising, distribution and promotion of drugs and medical devices. As a result, regulatory approvals can take a number of years or longer to accomplish and require the expenditure of substantial financial, managerial and other resources.

We face potential product liability claims, and, if successful claims are brought against us, we may incur substantial liability and costs.

We will have exposure to claims for product liability. Product liability coverage is expensive and sometimes difficult to obtain. We may not be able to maintain such insurance on acceptable terms or be able to secure increased coverage if the commercialization of our products progresses, nor can we be sure that existing or future claims against us will be covered by our product liability insurance. Moreover, the existing coverage of our insurance policy or any rights of indemnification and contribution that we may have may not be sufficient to offset existing or future claims. A successful claim may prevent us from obtaining adequate product liability insurance in the future on commercially desirable terms, if at all. Even if a claim is not successful, defending such a claim would be time-consuming and expensive, may damage our reputation in the marketplace, and would likely divert our management’s attention.

We could be subject to changes in tax rates, the adoption of new U.S. or international tax legislation, or exposure to additional tax liabilities.

Our future income taxes could be negatively affected by earnings being lower than anticipated in jurisdictions that have lower statutory tax rates, and higher than anticipated in jurisdictions that have higher statutory tax rates. Our future income taxes could also be impacted by the net gains and losses recognized by legal entities on certain hedges, and related hedged intercompany and other transactions, changes in the valuation of deferred tax assets or liabilities, or changes in tax laws, regulations, or accounting principles (including changes in the interpretation of existing laws).

Fluctuations in exchange rates between and among the currencies of the countries in which we do business could adversely affect our results of operations.

Our sales have been historically denominated in Australian dollars but we anticipate that over time more of our sales will be denominated in U.S. dollars. Any decrease in the value of the U.S. dollar relative to the currencies of the countries in which our vendors or future customers operate could increase our production costs and/or weaken demand for our products from foreign customers, which in turn would adversely affect our revenue and business. If we increase operations in other currencies in the future, we may experience foreign exchange gains or losses due to the volatility of other currencies compared to the U.S. dollar.

Acquisitions, joint ventures, investments, and divestitures could result in operating difficulties, dilution, and other consequences that may harm our business, financial condition, and operating results.

We may, from time to time, engage in acquisitions, joint ventures, investments, and divestitures, and these transactions could be material to our financial condition and operating results. Entering into potential strategic transactions could create unforeseen operating difficulties and expenditures for us. Some of the areas where we face risks include:

●	diversion of management time and focus from operating our core business to challenges related to acquisitions, joint ventures, and other strategic transactions;

●	failure to successfully integrate and further develop the acquired business or technology;

●	implementation or remediation of controls, procedures, and policies at the acquired company or joint venture;

●	governance disputes in joint venture, resulting in slow, or compromised deadlocked decision making;

●	integration of the acquired company’s accounting, human resource, and other administrative systems, and coordination of product, engineering, and sales and marketing functions;

●	transition of operations, users, and customers onto our existing platforms, or to spinouts or joint ventures;

●	failure to obtain required approvals on a timely basis, if at all, from governmental authorities, or conditions placed upon approval that could, among other things, delay or prevent us from completing a transaction, or otherwise restrict our ability to realize the expected financial or strategic goals of a transaction;

●	in the case of foreign joint ventures and acquisitions, the need to integrate operations across different cultures and languages, and to address the particular economic, currency, political, and regulatory risks associated with specific countries.;

●	cultural challenges associated with integrating employees from the acquired company into our organization, and retention of employees from the businesses we acquire;

●	obligations to indemnify joint ventures for their liabilities, or to fund or guarantee any liabilities or commitments of such ventures; and

●	liability for activities of the acquired company before the acquisition, including patent and trademark infringement claims, data privacy and security issues, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities.

Our failure to address these risks or other problems encountered in connection with joint ventures, acquisitions, and other strategic transactions could cause us to fail to realize their anticipated benefits, incur unanticipated liabilities, and harm our business generally. Our potential acquisitions, and other strategic transactions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, and/or amortization expenses, or impairment of goodwill and/or purchased long-lived assets, and restructuring charges, any of which could harm our financial condition or operating results.

Also, the anticipated benefits or value of our joint ventures, acquisitions, and other strategic transactions may not materialize.

Risks related to our doing business in the PRC.

Changes in economic, political or social conditions or government policies in the PRC could have a material and adverse effect on our business, financial condition and results of operations.

On August 24, 2021, we entered into a manufacturing agreement with a large-scale Chinese gel manufacturer in connection with agreements and orders have been placed for our products from the People’s Republic of China (the “PRC”). This manufacturer provides us with a manufacturing solution for customers in the PRC and elsewhere in Asia that require an ASEAN manufacturer and a lower cost base. See “Item 4. Information on the Company.” Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in the PRC. The PRC’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the government. The PRC government also exercises significant control over the PRC’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between economic sectors and may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic, political or social conditions in the PRC, in the policies of the Chinese government in the laws and regulations in the PRC could have a material and adverse effect on the overall economic growth of the PRC in a manner that materially and adversely affects our business in the PRC which in turn could have a material and adverse effect on our business, financial condition and results of operations. We have had orders in Asia paid for in March 2022 and shipped in June 2022 which equated to AUD$127,575.58 of recognized revenue or just over 85% of our revenue generated in the financial year ending June 30, 2022. These orders require products out of our China-based manufacturing facility. For the financial year ending June 30, 2024 and 2023, no revenue was generated from China related sales or manufacturing in China. Should there be any loss of manufacturing capacity in China, we believe this would have minimal impact on the business medium to the long-term, but it may have a short-term impact in the first 12 months as there are some existing clients in Asia with a preference for a China-based manufacturer.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us in conducting business in the PRC in a manner that materially and adversely affects our business, financial condition and results of operation.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights in conducting business in the PRC. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of protection we enjoy in conducting business in the PRC than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of any violation by us of any of these policies and rules in conducting business in the PRC until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in the PRC could materially and adversely affect our ability to conduct business and impede our ability to continue to conduct business in the PRC in a manner that materially and adversely affects our business, financial condition and results of operation in the PRC.

The current tensions in international trade and rising political tensions, particularly between the United States and the PRC, may materially and adversely impact our business, financial condition, and results of operations.

To the extent that our products are manufactured for purchase and sale internationally, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products, impact the competitive position of our products, or prevent us from being able to sell products in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could materially and adversely affect our business, financial condition, and results of operations. Recently there have been heightened tensions in international economic relations, such as the one between the United States and the PRC. The U.S. government imposed additional, new or higher tariffs on certain products imported from the PRC in 2018 and 2019 to penalize the PRC for what it characterized as unfair trade practices. The PRC responded by imposing, additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and the PRC entered into the Economic and Trade Agreement Between the United States of America and the PRC as a phase one trade deal, effective on February 14, 2020.3 The phase one trade deal committed the PRC to purchase an additional USD$200 billion of US goods and services over what was purchased by the PRC in 2017 with prescribed amounts split across 2020 and 2021.4 Through October 2021, the PRC purchased only 60% of the US goods and services that had been committed to be purchased over the period from January 1, 2020 through December 30, 2021.5 The Biden administration has expressed an intention to seek to cause the PRC to comply with the terms of the phase one trade deal.6

In addition, political tensions between the United States and the PRC have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region, the PRC central government and the executive orders issued by former U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies and their applications and allegations that the PRC may provide support to Russia in its continued invasion of Ukraine. Partially in response to these actions, the PRC government has also taken a number of steps affecting U.S.-China relations, including the issuance of the Unreliable Entity List in 2019 and the enactment of the Anti-Foreign Sanctions Law in 2021. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition, and results of operations.

The PRC regulatory authorities’ interpretation of such laws, rules, and regulations may change, which could materially and adversely affect the validity of the approvals, qualifications, licenses, permits, and registrations that we obtained or consummated in the PRC. Any failure to comply may result in fines, restrictions, and limits on our operations, as well as suspension or revocation of certain certificates, approvals, permits, licenses, or filings that we have already obtained or made.

Fluctuations in currency exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of the PRC’s currency which is the Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PRC. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in the PRC’s political and economic conditions and by the PRC’s foreign exchange policies, among other things. The PRC cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Very limited hedging options are available in the PRC to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our currency exchange exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

3	See USTR (2020) Economic and trade agreement between the Government of the United States of America and the Government of the People’s Republic of China.
4	Ibid.
5	See Chad P. Bown (2021) Why Biden will try to enforce Trump’s phase one trade deal with China. PIIE.
6	Ibid.

We may not be able to prevent others from unauthorized use of our intellectual property in the PRC, which could harm our business and competitive position.

Our success is to a certain degree dependent on our ability to maintain our existing patent protection and to obtain and maintain additional patent protection for our products in the United States, Australia, the PRC and other relevant jurisdictions. See “— Risks Relating to Intellectual Property and Litigation — If we are unable to protect our intellectual property rights, our business, competitive position, financial condition and results of operations could be materially and adversely affected.” We may experience challenges in obtaining and maintaining patent protection for our products in the PRC in conducting business in the PRC. It is often difficult to register, maintain and enforce intellectual property rights in the PRC. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in the PRC. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Intellectual Property and Litigation

If we are unable to protect our intellectual property rights, our business, competitive position, financial condition and results of operations could be materially and adversely affected.

Our success is to a certain degree dependent on our ability to maintain our existing patent protection in the United States for our first patent family which is for an oral glucose tolerance test gel and testing method for application to glucose tolerance diabetes diagnostics while expanding that patent protection for the first patent family to other countries while also establishing and then maintaining patent protection for our second patent family and other future patent families. Throughout the research and current development stage in the financial year 2024 of our gel delivery technology we are seeking to protect oral dosage forms that utilize our gel delivery technology by preparing applications and applying for patents, including certain multiple-health ingredient gel dosage forms. These patent applications are pending and may not mature into patents, and we may not be able to exclude competitors from using our multiple-health ingredient gel dosage forms.

Third parties may seek to challenge, invalidate, circumvent, render unenforceable, or seek ownership of any patents or proprietary rights owned by us. If such challenges are successful, our business will be materially and adversely affected. Our employees, consultants and advisors enter into confidentiality agreements with us that prohibit the disclosure or use of our confidential information. We also have entered into confidentiality agreements to protect our confidential information delivered to third parties for research and other purposes. Despite these efforts, we cannot guarantee that we will be able to effectively enforce these agreements or our confidential information will not be disclosed, that others will not independently develop substantially equivalent confidential information and techniques or otherwise gain access to our confidential information or that we can meaningfully protect our confidential information.

We may be materially adversely affected by our failure or inability to protect our intellectual property rights. Without the granting of these rights, the ability to pursue damages for infringement would be limited. Similarly, any know-how that is proprietary or particular to our technologies may be subject to risk of disclosure by employees or consultants despite having confidentiality agreements in place.

Any future success will depend in part on whether we can obtain and maintain patents to protect our own products and technologies; obtain licenses to the patented technologies of third parties; and operate without infringing on the proprietary rights of third parties. Biotechnology and pharmaceutical patent matters can involve complex legal and scientific questions, and it is impossible to predict the outcome of biotechnology and pharmaceutical patent claims. Any of our pending or future patent applications may not be approved, or we may not develop additional products or processes that are patentable. Some countries in which we may sell our drug candidate or license our intellectual property may fail to protect our intellectual property rights to the same extent as the protection that may be afforded in the United States or Australia. Some legal principles remain unresolved and there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States, Australia, the European Union, the United Kingdom or elsewhere. In addition, the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Changes in either patent laws or interpretations of patent laws in the United States, the United Kingdom, the European Union or elsewhere may diminish the value of our intellectual property or narrow the scope of our patent protection. Even if we are able to obtain patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner. We may also fail to take the required actions or pay the necessary fees to maintain our patents. Moreover, any of our pending applications may be subject to a third party pre-issuance submission of prior art to the U.S. Patent and Trademark Office, or USPTO, the European Patent Office, or EPO, the Intellectual Property Office, or IPO, in the United Kingdom, the Australian Patent and Trademark Office and/or any patents issuing thereon may become involved in opposition, derivation, re-examination, inter partes review, post grant review, interference proceedings or other patent office proceedings or litigation, in the United States, Australia or elsewhere, challenging our patent rights. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, and allow third parties to commercialize our technology or products and compete directly with us, without payment to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to exploit our intellectual property or develop or commercialize current or future drug candidates.

The issuance of a patent is not conclusive as to the inventorship, scope, validity or enforceability, and our patents may be challenged in the courts or patent offices in the United States, the European Union, Australia and elsewhere. Such challenges may result in loss of ownership or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit the duration of the patent protection of our technology and products. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

In addition, other companies may attempt to circumvent any regulatory data protection or market exclusivity that we obtain under applicable legislation, which may require us to allocate significant resources to preventing such circumvention. Such developments could enable other companies to circumvent our intellectual property rights and use our clinical trial data to obtain marketing authorizations in the European Union, Australia and in other jurisdictions. Such developments may also require us to allocate significant resources to prevent other companies from circumventing or violating our intellectual property rights.

Obtaining and maintaining our patent protection in jurisdictions where we have patent protection depends on compliance with various procedural measures, document submissions, fee payments and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and applications will be due to be paid to U.S. Patent and Trademark Office, or USPTO, the European Patent Office, or EPO, the Intellectual Property Office, or IPO, in the United Kingdom, the Australian Patent and Trademark Office and various government patent agencies in other jurisdictions. over the lifetime of our and our licensors’ patents and applications. The USPTO and various non-U.S. government agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process and after patent issuance. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market in that jurisdiction with similar or identical products or technology, which could have a material adverse effect on our business, competitive position, financial condition, and results of operations.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, can be expensive or difficult to enforce, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

●	others may be able to make products that are similar to our products or utilize similar science or technology but that are not covered by the claims of the patents that we may own or license from our licensors or that incorporate certain research in our products that is in the public domain;

●	we might not have been the first to file patent applications covering our inventions;

●	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

●	issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors or other third parties;

●	our competitors or other third parties might conduct research and development activities and then use the information learned from such activities to develop non-infringing competitive products for sale in our major commercial markets;

●	the patents of others may harm our business if, for example, we are found to have infringed those patents or if those patents serve as prior art to our patents which could potentially invalidate our patents; and

●	we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property, which could ultimately result in public disclosure of the intellectual property if the third party’s patent application is published or issues to a patent, and may require us to obtain a license, which may not be available.

Should any of these events occur, they could have a material adverse effect on our business, competitive position, financial condition, and results of operations.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we collaborate with various organizations and academic institutions on the advancement of our technology and drug candidates, we may, at times, share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite these contractual provisions, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by potential competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, discovery by a third party of our trade secrets or other unauthorized use or disclosure would impair our ability to compete.

In addition, these agreements typically restrict the ability of our collaborators, advisors, employees and consultants to publish data potentially relating to our trade secrets. Our academic collaborators typically have rights to publish data, provided that we are notified in advance and may delay publication for a specified time in order to secure our intellectual property rights arising from the collaboration. In other cases, publication rights are controlled exclusively by us. In other cases, we may share these rights with other parties. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of these agreements, independent development or publication of information including our trade secrets in cases where we do not have proprietary or otherwise protected rights at the time of publication.

We may become involved in an intellectual property dispute that could subject us to significant liability, divert the time and attention of our management and prevent us from selling our products, any of which could materially and adversely affect our business, competitive position, financial condition and results of operations.

Any potential litigation, whether or not successful, could result in substantial costs, divert the time and attention of our management and prevent us from selling our products. If a claim of patent infringement was decided against us, we could be required to, among other things:

●	pay substantial damages to the party making such claim;

●	stop selling, making, having made, or using products or services that incorporate the challenged intellectual property;

●	obtain from the holder of the infringed intellectual property right a license to sell, make or use the relevant technology, which license may not be available on commercially reasonable terms, or at all; or

●	redesign those products or services that incorporate such intellectual property.

From time to time, we may be subject to litigation or dispute resolution that could result in significant costs to us and damage to our reputation.

We may in the future, be subject to litigation or dispute resolution relating to any number or type of claims, including claims for non-payment to vendors, damages related to defects in our products or claims relating to company or intellectual property ownership or applicable securities laws. Litigation may seriously harm our business because of the costs of defending the lawsuit, diversion of employees’ time and attention and potential damage to our reputation. We may also have disputes with key suppliers for damages incurred which, depending on resolution of the disputes, could impact the ongoing quality, price or availability of the services or products we procure from the supplier. Limitation of liability provisions in certain third-party contracts may not be enforceable under the laws of some jurisdictions. As a result, we could be required to pay substantial amounts of damages in settlement or upon the determination of any of these types of claims and incur damage to our reputation and products. The likelihood of such claims and the amount of damages we may be required to pay may increase as our customers depending on the vertical and product type.

Our insurance may not cover potential claims or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for all liability that may be imposed. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby harming our operating results and leading analysts or potential investors to lower their expectations of our performance.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and product liability claims

Our agreements with our customers, distributors, vendors, suppliers and collaboration partners include indemnification provisions. We agree to indemnify them for losses suffered or incurred in connection with our gels, including as a result of intellectual property infringement, damages caused by defects, and damages caused by unforeseen breaches. The term of these indemnity provisions is often perpetual after execution of the corresponding agreement, and the maximum potential amount of future payments we could be required to make under these indemnification provisions is generally substantial and may be unlimited.

We may receive demands for indemnification under these agreements. These demands can be very expensive to settle or defend. Future indemnity payments and associated legal fees and expenses, including potential indemnity payments and legal fees and expenses relating to the current or future notifications, could materially harm our business, competitive position, operating results, and financial condition. We may in the future agree to defend and indemnify our distributors, customers, vendors, and suppliers in connection with our arrangements with them, irrespective of whether we believe that we have an obligation to indemnify them or whether we believe that third party claims regarding our products or services are meritorious. Alternatively, we may reject certain of our indemnitees’ demands, which may lead to disputes with our customers or commercial partners and may negatively impact our relationships with them or result in litigation against us. Our customers or commercial partners may also claim that any rejection of their indemnity demands constitutes a material breach of our agreements with them, allowing them to terminate such agreements. If, as a result of indemnity demands from customers, we make substantial payments, our relationships with our customers are negatively impacted or if any of our customer agreements are terminated, our business, competitive position, operating results and financial condition could be materially adversely affected. If, as a result of indemnity demands from our commercial partners, we make substantial payments, our relationships with our commercial partners are negatively impacted or if any of our commercial agreements is terminated, our ability to procure, manufacture, sell, distribute our products and services could be materially adversely affected.

Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

We will rely on our computer systems and network infrastructure across our operations. Our operations depend upon our ability to protect our computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, cybersecurity breaches, viruses, worms and other disruptive problems. Any damage or failure of our computer systems or network infrastructure that causes an interruption in our operations could have a material adverse effect on our business and subject us to litigation or actions by regulatory authorities. Although we employ both internal resources and external consultants to conduct auditing and testing for weaknesses in our systems, controls, firewalls and encryption and intend to maintain and upgrade our security technology and operational procedures to prevent such damage, breaches or other disruptive problems, there can be no assurance that these security measures will be successful.

Any actual or perceived failure by us to comply with our privacy policy or legal or regulatory requirements in one or multiple jurisdictions could result in proceedings, actions or penalties against us.

Any failure or perceived failure by us to comply with federal, state or foreign laws or regulations, industry standards, contractual obligations or other legal obligations, or any actual or suspected security incident, whether or not resulting in unauthorized access to, or acquisition, release or transfer of personal data or other data, may result in governmental enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity and could cause our customers to lose trust in us, which could have an adverse effect on our reputation and business. Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations or other legal obligations could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business.

Evolving and changing definitions of what constitutes “Personal Information” and “Personal Data” within the EU, the United States and elsewhere, may limit or inhibit our ability to operate or expand our business, including limiting technology alliance partners that may involve the sharing of data.

If we are perceived to cause, or are otherwise unfavorably associated with, violations of privacy or data security requirements, it may subject us or our customers to public criticism, financial penalties and potential legal liability. Existing and potential privacy laws and regulations concerning privacy and data security and increasing sensitivity of consumers to unauthorized processing of personal data may create negative public reactions to technologies, products and services such as ours. Public concerns regarding personal data processing, privacy and security may cause some of our customers’ end users to be less likely to visit their venues or otherwise interact with them. If enough end users choose not to visit our customers’ venues or otherwise interact with them, our customers could stop using our platform. This, in turn, may reduce the value of our service, and slow or eliminate the growth of our business, or cause our business to contract.

Around the world, there are numerous lawsuits in process against various technology companies that process personal information and personal data. If those lawsuits are successful, it could increase the likelihood that our company may be exposed to liability for our own policies and practices concerning the processing of personal data and could hurt our business. Furthermore, the costs of compliance with, and other burdens imposed by laws, regulations and policies concerning privacy and data security that are applicable to the businesses of our customers may limit the use and adoption of our technologies and reduce overall demand for it. Privacy concerns, whether or not valid, may inhibit market adoption of our technologies. Additionally, concerns about security or privacy may result in the adoption of new legislation that restricts the implementation of technologies like ours or require us to make modifications to our existing services and technology, which could significantly limit the adoption and deployment of our technologies or result in significant expense.

Failure to comply with anticorruption and anti-money laundering laws, including the FCPA and similar laws associated with activities outside of the United States, could subject us to penalties and other adverse consequences.

We are subject to the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§ 78dd-1, et seq., referred to as the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the UK Bribery Act, and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. We face significant risks if we fail to comply with the FCPA and other anti-corruption laws that prohibit companies and their employees and third-party intermediaries from promising, authorizing, offering, or providing, directly or indirectly, improper payments or benefits to foreign government officials, political parties, and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person, or securing any advantage. Any violation of the FCPA, other applicable anti-corruption laws, and anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, or severe criminal or civil sanctions, which could have a material adverse effect on our reputation, business, operating results, and prospects. In addition, responding to any enforcement action may result in a significant diversion of management’s attention and resources, significant defense costs, and other professional fees.

We could be adversely impacted if we fail to comply with U.S. and international import and export laws.

We expect in the future to export products from jurisdictions where our products are manufactured for import into jurisdictions where our products are sold which may include exports from the People’s Republic of China to the United States, Australia, the European Union and other jurisdictions. We will be subject to trade and import and export regulations in multiple jurisdictions in making exports and imports. As a result, compliance with multiple trade sanctions and embargoes and import and export laws and regulations are expected to pose a constant challenge and risk to us. Furthermore, the laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. Any failure to comply with applicable legal and regulatory trading obligations could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from governmental contracts, seizure of shipments, loss of import and export privileges, reputational damage, and a reduction in the value of the Ordinary Shares.

We have a substantial amount of intangible assets, and we may in the future be required to write down the value of our intangible assets due to impairment, which could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our total assets are comprised of intangible assets; specifically, as of June 30, 2023, the percentage of our intangible assets to total assets is at 96% and as of June 30, 2024, the percentage of our intangible assets to total assets is at 98.6%. We perform intangible asset tests for impairment, including useful life intangible assets, every six months or when circumstances change that would more likely than not indicate impairment has occurred.

In assessing impairment, the Company determines that an impairment loss expense in our consolidated statement of profit or loss and other comprehensive income section of our financial statements is recognized when the carrying amount of an asset exceeds its recoverable amount. We then compute our recoverable amounts as one cash generating unit using a fair value less cost to sell approach using discounted cash flows. The recoverable amount of the cash generating unit has been determined by a forecast model that estimated the future cash flows based on approved budgets extrapolated for five years by management. The independent valuation experts made a number of material changes to the model, including the revenue generation profile, a decrease in gross margin and an increase in operating expenses and capital expenditure. The model was discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the cash generating unit. The discounted cash flow model used in the assessment of fair value less cost to sell is sensitive to a number of key assumptions, including revenue growth rates, discount rates and operating costs. These assumptions can change over short periods of time and can have a significant impact on the carrying value of the assets.

Risks Relating to this Offering and the Trading Market

We incur costs and are subject to various obligations as a result of being a public company in the United States.

We incur significant legal, accounting and other expenses as a result of being an Australian public company treated as a public company in the United States. Although we will incur costs each year associated with being a publicly traded company, it is possible that our actual costs of being a publicly traded company will vary from year to year and may be different than our estimates. In estimating these costs, we take into account expenses related to insurance, legal, accounting and compliance activities.

Furthermore, the need to maintain the corporate infrastructure demanded of a public company in the United States may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, results of operations and financial condition. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations in order to become a U.S. publicly traded company. However, the measures we take may not be sufficient to satisfy our obligations as a publicly traded company.

Any future or current litigation could have a material adverse impact on our results of operations, financial condition and liquidity.

From time to time we may be subject to litigation, including, among others, potential shareholder derivative actions. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods of time. To date we have obtained directors and officers liability (“D&O”) insurance to cover some of the risk exposure for our directors and officers. Such insurance generally pays the expenses (including amounts paid to plaintiffs, fines, and expenses including attorneys’ fees) of officers and directors who are the subject of a lawsuit as a result of their service to us. There can be no assurance that we will be able to continue to maintain this insurance at reasonable rates or at all, or in amounts adequate to cover such expenses should such a lawsuit occur. The Constitution includes a requirement for the company to indemnify directors and officers subject to specified exclusions. Without D&O insurance, the amounts we would pay to indemnify our officers and directors should they be subject to legal action based on their service to us could have a material adverse effect on our financial condition, results of operations and liquidity. Such lawsuits, and any related publicity, may result in substantial costs and, among other things, divert the attention of management and our employees. An unfavorable outcome in any claim or proceeding against us could have a material adverse impact on our financial position and results of operations for the period in which the unfavorable outcome occurs, and potentially in future periods.

Further, any settlement announced by us may expose us to further claims against us by third parties seeking monetary or other damages which, even if unsuccessful, would divert management attention from the business and cause us to incur costs, possibly material, to defend such matters, which could have a material adverse impact on our financial position.

Australian tax rules may adversely impact our results of operations and financial position.

We are subject to taxes in Australia in respect to our operations in Australia and expect to be subject to taxation in additional jurisdictions in respect to our operations in additional jurisdictions in the future. Although we believe our tax estimates are reasonable, if the Australian Taxation Office (ATO) or other taxing authority disagrees with the positions, we have taken on our tax returns, we could face additional tax liability, including interest and penalties. If material, payment of such additional amounts upon final adjudication of any disputes could have a material impact on our results of operations and financial position. In addition, complying with new tax rules, laws or regulations could impact our financial condition, and increases to applicable statutory tax rates and other changes in applicable tax laws, rules or regulations may increase our effective tax rate. Any increase in our effective tax rate could have a material impact on our financial results.

Our management team and board control a significant percentage of our Ordinary Shares and two other shareholders also own a significant percentage of our Ordinary Shares.

As at June 30, 2024, members of our management team and board beneficially own approximately 14.29% of our outstanding Ordinary Shares. In addition, as of June 30, 2024, one other shareholder owns, in the aggregate, approximately 30.07% of our outstanding Ordinary Shares. As such, as of June 30, 2024, management and the one other shareholder own, in the aggregate, approximately 44.36% of our voting power. As a result, management and the aforementioned shareholders may have the ability to control substantially most matters submitted to our shareholders for approval including:

●	election of our board of directors;

●	removal of any of our directors;

●	amendment of the Constitution; and

●	adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

In addition, management’s and the aforementioned shareholder’s stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price. Further, any additional shareholders will with a minority percentage of our Ordinary Shares and will be able to exercise their voting rights to potentially vote against any tender offer or attempts to obtain control of us.

We are incorporated in Australia and our shareholders may have greater difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.

Our company was incorporated under the laws of Australia in October 2018 pursuant to a constitution as a proprietary company limited by shares. We have changed our name to Gelteq Limited upon our conversion to an Australian public company limited by shares on May 26, 2022. Our corporate affairs pursuant to our Constitution are governed by the laws governing corporations incorporated in Australia, and specifically the Corporations Act 2001 (Cth), referred to herein as the Corporations Act. The rights of our shareholders and the responsibilities of the members of our board of directors under Australian law are different from those applicable to a corporation incorporated in the United States. Therefore, our public shareholders may have greater difficulty in protecting their interests in connection with actions taken by our management or members of our board of directors than they would as shareholders of a corporation incorporated in the United States. See “Item 10.B. Constitution.”

U.S. shareholders may have difficulty enforcing civil liabilities against our company, our directors or members of senior management and the experts named in this Annual Report.

Certain members of our senior management and our board of directors named in this Annual Report are non-residents of the United States, and a substantial portion of the assets of such persons are located outside the United States. As a result, it may be impracticable to serve process on such persons in the United States or to enforce judgments obtained in U.S. courts against them based on civil liability provisions of the securities laws of the United States. Even if you are successful in bringing such an action, there is doubt as to whether Australian courts would enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in Australia or elsewhere outside the United States. An award for monetary damages under U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in Australia will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and Australia do not currently have a treaty or statute providing for recognition and enforcement of the judgments of the other country (other than arbitration awards) in civil and commercial matters.

As a result, holders of the Ordinary Shares may have more difficulty in protecting their interests through actions against us, our management or our directors than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, as a company incorporated in Australia, the provisions of the Corporations Act regulate the circumstances in which shareholder derivative actions may be commenced which may be different, and in many ways less permissive, than for companies incorporated in the United States.

We are subject to the laws of Australia, which differ in certain material respects from the laws of the United States.

As an Australia-incorporated company, we are required to comply with the laws of Australia, certain of which are capable of extra-territorial application, as well as our Constitution. The application of Australian law may in certain circumstances impose more stringent requirements on us, our shareholders, directors or officers than would otherwise be applicable to a U.S.-incorporated company.

Additionally, the corporate laws of Australia and of the United States differ in certain significant respects. As a result, the rights of our shareholders and the obligations of our directors and officers under Australian law are different from those applicable to a U.S.-incorporated company in several material respects, and our shareholders may have more difficulty and less clarity in protecting their interests in connection with actions taken by our management, members of our board of directors or our significant shareholders than would otherwise apply to a U.S.-incorporated company.

Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in the Ordinary Shares.

We are incorporated as an Australian public company limited by shares pursuant to our Constitution under the name Gelteq Limited. As a company organized under the laws of Australia we are subject to the takeover laws of Australia. Among other things, we are subject to the specific provisions of the Corporations Act applicable to public companies or disclosing entities. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power in us increasing to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in the Ordinary Shares. This may have the ancillary effect of entrenching our board of directors may deprive or limit our shareholders’ opportunity to sell their Ordinary Shares and may further restrict the ability of our shareholders to obtain a premium from such transactions.

Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, effective since May 26, 2022, as well as the Corporations Act, sets forth various rights and obligations that apply to us as an Australian public company and which may not apply to a U.S. corporation. These requirements may operate differently than those of many U.S. companies. You should carefully review the summary of these matters set forth under “Item 10.B. Constitution” as well as the Constitution, which is filed as Exhibit 1.1 to this Annual Report.

We currently report our financial results under IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles, or U.S. GAAP.

Currently we report our financial statements under International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRSs). There have been and there may in the future be certain significant differences between IFRS and U.S. GAAP, including differences related to revenue recognition, intangible assets, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide a reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company.

We are a foreign private issuer, as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the elective disclosure of material information. In addition, our senior management and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. In addition, foreign private issuers are not required to file their Annual Report on Form 20-F until four months after the end of each fiscal year. Accordingly, there is expected to be less publicly available information concerning our company than there would be if we were not a foreign private issuer. In addition, insiders and large shareholders of ours will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act and will not be obligated to file the reports required by Section 16 of the Exchange Act. These exemptions and leniencies may reduce the protections you may otherwise have been eligible if you held common stock of a domestic U.S. issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards and these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer listed on Nasdaq Capital Market, or Nasdaq, we are subject to their corporate governance listing standards. However, Nasdaq rules permit foreign private issuers to follow the corporate governance practices of its home country. Some corporate governance practices in Australia may differ from Nasdaq corporate governance listing standards. For example, we could include non-independent directors as members of our Compensation and Nominating and Governance committees, and our independent directors may not necessarily hold regularly scheduled meetings at which only independent members of our board of directors are present. Currently, we do not rely on home country exemptions except for following home country law instead of Nasdaq practice regarding Nasdaq’s requirement that an issuer provide for a quorum for any meeting of the holders of Ordinary Shares, which quorum may not be less than 33.3% of the outstanding shares of an issuer’s voting ordinary shares. In compliance with Australian law, the Constitution provides that three (3) shareholders present and entitled to vote on a resolution at the meeting shall constitute a quorum for a general meeting. Therefore, our shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, our next determination will be made on December 31, 2024. In the future, we would lose our foreign private issuer status if we to fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if 50% or more of our securities are held by U.S. residents and more than 50% of our senior management or directors are residents or citizens of the United States, we could lose our foreign private issuer status. As at date of this Annual Report, 21.21%  of our outstanding Ordinary Shares (including Ordinary Shares in the form of Ordinary Shares) likely be held by U.S. residents (assuming that all purchasers in this offering are residents of the United States).

The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs we incur as a foreign private issuer. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. We would be required under current SEC rules to prepare our financial statements in accordance with U.S. GAAP rather than IFRS, and modify certain of our policies to comply with corporate governance practices required of U.S. domestic issuers. Such conversion of our financial statements to U.S. GAAP would involve significant time and cost. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

We are an “emerging growth company” under the JOBS Act and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make the Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We will not take advantage of the extended transition period provided under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.

We cannot predict if investors will find the Ordinary Shares less attractive because we may rely on these exemptions. If some investors find the Ordinary Shares less attractive as a result, there may be a less active trading market for the Ordinary Shares and the price of the Ordinary Shares may be more volatile. We may take advantage of these exemptions until such time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have more than USD$1.235 billion in annual revenue; (ii) the last day of the fiscal year in which we qualify as a “large accelerated filer”; (iii) the date on which we have, during the previous three-year period, issued more than USD$1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year in which the fifth anniversary of this offering occurs.

If we fail to develop or maintain an effective system of disclosure controls and internal control over financial reporting in compliance with the requirements applicable to us as a public company in the United States, our ability to produce timely and accurate consolidated financial statements or comply with applicable regulations could be impaired and our listing on Nasdaq Capital Market could be terminated.

As a public company in the United States, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of Nasdaq Capital Market. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly and place significant strain on our personnel, systems, and resources. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by using the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers.

Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that may be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Ordinary Shares. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq Capital Market. We are required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on our business and results of operations and could cause a decline in the price of our Ordinary Shares.

If we are a passive foreign investment company, there could be adverse U.S. federal income tax consequences to U.S. holders.

Based on the nature and composition of our income, assets, activities and market capitalization for our taxable year ended June 30, 2024, we believe that we were not classified as a passive foreign investment company, or PFIC, for the taxable year ended June 30, 2024. However, there can be no assurance that we will not be considered a PFIC in any past, current or future taxable year. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year. Our status as a PFIC will depend on the composition of our income (including whether we receive certain grants or subsidies and whether such amounts will constitute gross income for purposes of the PFIC income test) and the composition and value of our assets, which may be determined in large part by reference to the market value of the Ordinary Shares, which may be volatile, from time to time. Our status may also depend, in part, on how quickly we utilize the cash proceeds from this offering in our business. Our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

Under the Code, a non-U.S. company will be considered a PFIC for any taxable year in which (1) 75% or more of its gross income consists of passive income or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation. If we are a PFIC for any taxable year during which a U.S. holder holds the Ordinary Shares, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the Ordinary Shares, regardless of whether we continue to meet the PFIC test described above, unless the U.S. holder is eligible to make and makes a mark-to-market election or makes a specified election once we cease to be a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. holder holds the Ordinary Shares, the U.S. holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers who own our ordinary shares if we were determined to be a PFIC, see “Item 10 - Additional Information - 10.E Taxation - Certain U.S. Federal Income Tax Considerations - Passive Foreign Investment Company Rules.”

If a United States person is treated as owning at least 10% of the Ordinary Shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a U.S. holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of the Ordinary Shares, such U.S. holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group, if any. While our group does not currently include any U.S. subsidiaries, if we form or acquire any U.S. subsidiaries in the future any of our current non-U.S. subsidiaries and any future newly formed or acquired non-U.S. subsidiaries will be treated as controlled foreign corporations, regardless of whether we are treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with controlled foreign corporation reporting obligations may subject a United States shareholder to significant monetary penalties. We cannot provide any assurances that we will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations applicable under the controlled foreign corporation rules of the Code. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in the Ordinary Shares.

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of the Ordinary Shares.

If we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist the Ordinary Shares. Such a delisting would likely have a negative effect on the price of the Ordinary Shares and would impair your ability to sell or purchase our Ordinary Shares when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow the Ordinary Shares to become listed again, stabilize the market price or improve the liquidity of the Ordinary Shares, prevent the Ordinary Shares from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

Certain recent initial public offerings of companies with relatively small public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. Our Ordinary Shares may potentially experience rapid and substantial price volatility, which may make it difficult for prospective investors to assess the value of our Ordinary Shares.

Our Ordinary Shares may be subject to rapid and substantial price volatility. Recently, companies with comparably small public floats and initial public offering sizes have experienced instances of extreme stock price run-ups followed by rapid price declines, and such stock price volatility was seemingly unrelated to the respective company’s underlying performance. Although the specific cause of such volatility is unclear, our public float may amplify the impact the actions taken by a few stockholders have on the price of our Ordinary Shares, which may cause the price of our Ordinary Shares to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. Our Ordinary Shares may experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares. In addition, holder of our Ordinary Shares may experience losses, which may be material, if the price of our Ordinary Shares declines after this offering or if such investors purchase shares of our Ordinary Shares prior to any price decline.

The offering price of the primary offering and resale offering could differ.

The offering price of our Ordinary Shares in the initial public offering has been determined by negotiations between the Company and the underwriter. The offering price in the initial public offering bears no relationship to our assets, earnings or book value, or any other objective standard of value. Subject to their respective lock-up agreement, the selling shareholders may commence selling the resale shares at prevailing market prices or at privately negotiated prices during the twelve months following our listing on Nasdaq. Therefore, the offering prices of the initial public and resale offering could differ. As a result, the purchasers in the resale offering could pay more or less than the offering price in the primary offering.

We are not likely to issue dividends for the foreseeable future.

We cannot assure you that our proposed operations will result in sufficient revenues to enable profitable operations or to generate positive cash flow. For the foreseeable future, we anticipate that we will use any funds available to finance the growth of the Company and that we will not pay cash dividends to shareholders. Unless we pay dividends, our shareholders will not be able to receive a return on their shares unless they sell them. There is no assurance that shareholders will be able to sell shares when desired.

We expect that any dividend payments on our Ordinary Shares would be declared in U.S. Dollars, and any shareholder whose principal currency is not the U.S. Dollar would be subject to exchange rate fluctuations.

The Ordinary Shares are traded in, and we expect that any cash dividends or other distributions to be declared in respect of them, if any, will be denominated in U.S. Dollars. Shareholders whose principal currency is not the U.S. Dollar will be exposed to foreign currency exchange rate risk. Any depreciation of the U.S. Dollar in relation to such foreign currency will reduce the value of such shareholders’ Ordinary Shares and any appreciation of the U.S. Dollar will increase the value in foreign currency terms. In addition, we do not expect to offer our shareholders the option to elect to receive dividends, if any, in any other currency. Consequently, our shareholders may be required to arrange their own foreign currency exchange, either through a brokerage house or otherwise, which could incur additional commissions or expenses.

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

We are an Australian public limited company limited to shares and conduct our operations in Australia. Our principal executive office in Australia is located at Level 4, 100 Albert Road, South Melbourne VIC, 3025. Our telephone number at this address is +61 3 9087 3990. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711. We as an entity began in October 2018, but the initial research work commenced in 2014 by Gelteq’s co-founder Mr. Nathan J. Givoni.

We were incorporated as a proprietary company limited by shares under the laws of Australia in October 2018. The name of the Company was changed from Myhypo Pty Ltd to Gelteq Pty Ltd in connection with the expansion of the business across a wider set of markets and became Gelteq Limited upon conversion into a public company on May 26, 2022.

In January 2015, Mr. Givoni began his long-term collaboration with Monash University in Melbourne, Australia, to verify and test our gel formulations. Our company’s first patent family relates to an oral glucose tolerance test gel and testing method for diabetes diagnostics and commenced as a provisional patent in Australia in 2015, which continued to be evaluated and tested before it was submitted as a standard patent application in Australia in 2016. For this first patent family, U.S. patent 10,983,132, the People’s Republic of China patent CN108289963B and Australia patent 2016351301 have been granted with several patent applications pending in a number of foreign countries. This glucose tolerance test gel was the subject of a pilot project, after which the focus shifted to establishing strategic partnerships to further develop industry-specific products, which were nutraceutical formulations such as sugar lowering products for people with pre-diabetes. The creation of these products did not require specific regulatory approvals. In 2018, Mr. Simon H. Szewach joined the business and our second patent family was later lodged provisionally in Australia, with a further standard patent application submitted in 2019 in the U.S. and a number of foreign countries. The patent applications of our second patent family are granted by the European Patent Office 3809877 with several patent applications pending in a number of foreign countries. The patent applications are directed to certain multiple-health ingredient gel dosage forms to utilize our gel delivery technology. By 2020, these two patent families had been acquired by Gelteq after it was co-founded by Mr. Givoni and Mr. Szewach. The primary focus of Gelteq has been delivering and creating new and innovative products that utilize our gel-based technologies. Utilizing the acquired intellectual property, Gelteq completed product research in early 2020 for a suite of nutraceutical products and since that time, has introduced its first product line and actively pursued (through further research), additional applications for the gel technology, which is specifically suited for sports, pharmaceutical (pharma) and over-the-counter (OTC) usage.

In April 2021, Gelteq management decided to prioritize the commercialization of its products related to animal health, driven by several key factors:

●	the size of the pet nutrient and pet pharma markets in North America, which translated into expansion opportunities for Gelteq;[1]

●	a fundamental change in society towards pets with the emergence of pets as an extended part of the family rather than just companion animals is driving consumer spending on pet ownership and pet care. These trends of pet humanization and consumer concerns for pet health and wellness have created a rapidly growing industry for pet health products[2]; and

●	the ongoing research opportunities with Gelteq’s academic partner in Australia, Monash University, which is ranked among the top universities in the world in pharmaceutical science by the 2023 QS World University Rankings for Pharmacy & Pharmacology and is providing more opportunities in the expanded field of animal husbandry, and with another Australian university’s veterinary hospital, with whom negotiations for ongoing research opportunities are in progress.

On February 9, 2022, our board of directors and our shareholders approved a split of our Ordinary Shares then issued and outstanding of 1,050 shares for each share outstanding. This split occurred on February 9, 2022 and has resulted in the aggregate number of our Ordinary Shares issued and outstanding increasing to 7,308,000 Ordinary Shares as of February 9, 2022.

On July 7, 2022, the Company commenced capital raising activities prior to the initial public offering (the “Pre-IPO Raise”) pursuant to which the Company is currently seeking to sell 745,136 fully paid Ordinary Shares at a purchase price that is currently targeted at US$1.34 per share, which would raise US$1,000,000 before issuance costs.

On May 5, 2023, our board of directors approved the issuance of convertible notes (the “May 2023 Convertible Note”) to raise up to AUD$1,000,000. Each May 2023 Convertible Note shall have a face value of AUD$1, an annual interest rate of 12% and have a maturity date of December 31, 2025. Each holder of a May 2023 Convertible Note may, prior to 90 days of their maturity date and pursuant to the terms of the May 2023 Convertible Note, either elect to convert their May 2023 Convertible Note into Ordinary Shares or redeem their May 2023 Convertible Note for an Australian cash payment. Since March 31, 2023, the Company has raised approximately AUD$832,777 (AUD$235,000 plus USD$400,000 calculated at the daily exchange rate when each amount was received) through the issuance of the May 2023 Convertible Notes.

On February 2, 2024, our board of directors approved the issuance of convertible notes (the “February 2024 Convertible Note”) to raise up to AUD$400,000. Each February 2024 Convertible Note shall have a face value of AUD$1, an annual interest rate of 6% and have a maturity date of December 31, 2025. Each holder of a February 2024 Convertible Note may, prior to 90 days of their maturity date and pursuant to the terms therein, either elect to convert their February 2024 Convertible Note into Ordinary Shares at a conversion discount rate of 22% or redeem their February 2024 Convertible Note for an Australian cash payment. The Company received AUD$357,338 (approximately AUD$75,000 plus approximately USD$185,000 calculated at the daily exchange rate when each amount was received) through the issuance of the February 2024 Convertible Notes and it was closed on March 26, 2024.

On May 27, 2024, our board of directors approved the issuance of convertible notes (the “May 2024 Convertible Note”) to raise up to AUD$1,000,000. Each May 2024 Convertible Note had a face value of AUD$1, an annual interest rate of 6% and have a maturity date of December 31, 2025. Each holder of a May 2024 Convertible Note may, prior to 90 days of their maturity date and pursuant to the terms therein, either elect to convert their May 2024 Convertible Note into Ordinary Shares at a conversion discount rate of 22% or redeem their May 2024 Convertible Note for an Australian cash payment. As of the date of this prospectus, the Company has received AUD$250,000 (approximately USD$180,000) through the issuance of the May 2024 Convertible Notes.

On October 30, 2024, we consummated our initial public offering of 1,300,000 ordinary shares at a price of US$4.00 per share, generating gross proceeds to the Company of $5.2 million before deducting underwriting discounts and offering expenses. In connection with the IPO, the Company entered into an Underwriting Agreement, dated October 28, 2024 (the “Underwriting Agreement”) by and between the Company and The Benchmark Company, LLC (“Benchmark”), as representative of the several underwriters. The Company agreed to an underwriting discount of 7.0% of the public offering price of the Ordinary Shares sold in the IPO. The Underwriting Agreement contains representations, warranties and covenants made by the Company that are customary for transactions of this type. Under the terms of the Underwriting Agreement, the Company has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. In addition, pursuant to the terms of the Underwriting Agreement, the Company and its officers and directors and certain stockholders have entered into lock-up agreements pursuant to which each of them has agreed, for a period of six months, without the prior consent of Benchmark, not to offer, sell, transfer or otherwise dispose of the Company’s securities, subject to limited exceptions.

The chart below summarizes our corporate structure as of the date of this Annual Report:

4B. Business Overview

We are a clinical and science-based company that is focused on developing and commercializing white label gel-based delivery solutions for prescription drugs, nutraceuticals, pet care and other products. A “white label” gel-based delivery solution is where we produce a product that other companies rebrand as their own product. Our principal products are edible gels, which we refer to as gels, and their application in gel-based dosage forms. Our current product suite consists of multiple products that sit within five core verticals — for pets, sports, pharmaceutical (pharma), over-the-counter (OTC) and nutraceutical — all of which leverage our patent pending multiple-ingredient dosage forms, and that we expect to have a wide range of applications and consumers. We currently focus our efforts on out-licensing our technology to companies to develop and create new products they can manufacture and sell within their established and researched markets, while we continue to manufacture our existing products under license (“white label”).

Of our products already licensed, two clients have placed initial orders for nutraceutical products, and there have been four other products in the sports vertical ordered. From these orders, we shipped 15,000 units during May 2022, 250,000 units during June 2022 and 60,000 units in December 2022. For the year ended June 30, 2023, the 60,000 units delivered in December 2022 has been recognized as revenue of AUD$79,843 (USD$57,487) from the deferred revenue balance at June 30, 2022. The Company expects to fulfill the remaining orders in the fiscal year ending June 30, 2025. In January 2023, one of our existing clients placed further orders for two new products totaling 120,000 units, of which we received a AUD$45,437 (USD$32,715) non-refundable deposit for such orders in May 2023, and a new client placed an order for 80,000 units. As of August 2024, the delay in completing outstanding deliveries is due to certain of our clients experiencing cash flow difficulties and who are unable to pay for their outstanding orders. These customers have not cancelled their orders and they expect to resolve their cash flow difficulties and we plan to manufacture and deliver such units ordered as soon as they resolve their cash flow difficulties in the fiscal year ending June 30, 2025. In October 2023, we received a further order for 200,000 units in our nutraceutical vertical, of which we received a non-refundable deposit of AUD$40,000 (USD$28,800). The October 2023 order was requested by the customer to be manufactured in the fourth quarter in the calendar year 2024, and as such we expect to manufacture and deliver the October 2023 orders in the fiscal year ending June 30, 2025. We have also put in place greater rigorous qualification procedures to ensure future customers have the financial ability to fund orders through to manufacturing in a timely manner. Also, due to world-wide supply chain delays which affected timing of prior product shipments, we have also put in place strategies to mitigate delays in the future, including establishing an additional sampling and research and development facility at its headquarters in Melbourne, Australia. The Company expects to finalize a dedicated production line with a GMP certified manufacturer in Melbourne, Australia in the fiscal year ending June 30, 2025 to further enhance production capacity which will avoid future delays.

For the year ended June 30, 2022, we invoiced a total of AUD$267,301 (USD$192,457) for units ordered, of which approximately AUD$147,536 (USD$106,226) was delivered to customers and recognized as revenue. The remaining AUD$119,765 (USD$86,231) was for orders that have been invoiced but not delivered and as such were not recognized as revenue and are considered deferred revenue. As a result, for the year ended June 30, 2022, approximately 50.2% of the orders ordered were with related parties and 91% of revenue recognized were with related parties. From July 1, 2022 to June 30, 2024, total units ordered were 400,000 and none were with related parties. Cumulatively, from our inception through June 30, 2024, approximately 23% of total units ordered were from related parties and none of the January 2023 or October 2023 orders were from related parties. With regards to the pets, nutraceutical and sports vertical, we designed these products to have no regulatory hurdles to overcome as they have food grade classifications and therefore do not require regulatory approvals. We designed our gel platform to enhance the tolerability and stability of drugs while maintaining their efficacy. Products in the pharma vertical will require regulatory approval.

We have been funded since inception through a combination of equity contributions, related party loans and Australian government grants/tax incentives. We will continue to balance our research and development alongside our revenue generating activities, with AUD$ Nil of recognized revenue plus deferred revenue of AUD$ 40,000 (US$28,800) received in the year ended June 30, 2024 resulting in an aggregate deferred revenue of AUD$125,359 (US$90,258) as at June 30, 2024. For the financial year ended June 30, 2023, we generated AUD$79,843 (USD$57,487) of recognized revenue which are attributable to deferred revenue, plus deferred revenue of AUD$45,437 (USD$32,714) received in the financial year ended June 30, 2023 resulting in an aggregate deferred revenue of AUD$85,359 (USD$61,458) as at June 30, 2023. For the financial year ended June 30, 2022, we generated AUD$147,536 (USD$106,226) of recognized revenue attributable to deferred revenue and AUD$267,301 (USD$192,457) of deferred revenue received in the financial year ended June 30, 2022, resulting in an aggregate deferred revenue of AUD$119,765 (USD$86,231) as at June 30, 2022.

We have prepared and applied for patents which relate to a diagnostic gel product comprising glucose, and certain multiple-health ingredient dosage forms. Our first patent family is comprised of granted U.S. patent 10,983,132, the People’s Republic of China patent CN108289963B and Australia patent 2016351301 which is for an oral glucose tolerance test gel and testing method for diabetes diagnostics, and pending patent applications in the following additional countries or jurisdictions: Canada, the European Patent Office, India and Qatar. We are seeking to protect products that employ our gel technology in our second patent family which is directed to certain multiple-health ingredient dosage forms which utilize a gel formulation that features agarose and alginate that in certain ratios and pH ranges form gels of specific firmness to deliver two or more health ingredients (including medicines) in a single dosage form. This second patent family is comprised of the granted European Patent Office patent 3809877 and patent pending applications in the following countries: Australia, Brazil, Canada, the Eurasian Patent Organization, Israel, India, Japan, South Korea, Mexico, the People’s Republic of China, Saudi Arabia, the United Arab Emirates, the United States, and South Africa. Our vision is to change the way good health is delivered to both humans and animals through our patent pending multiple-health-ingredient gel dosage forms.

We continue to work on preparing additional patent applications. Our third patent application addresses challenges with delivering oil-based products in gels, our fourth patent application covers products produced for the nutritional health dysphagia market where swallowing tablets is challenging, and our fifth patent application addresses pharmaceutical formulations with the delivery of a single Active Pharmaceutical Ingredient (API). These applications have been lodged as provisional patents in the United Kingdom in August 2022, December 2022 and May 2023, respectively. We expect to file our sixth and seventh patent families in the second quarter of the fiscal year ended June 30, 2025 to further protect the varying APIs that our gel delivery platform can hold. We anticipate to lodge additional patent applications in addition to our sixth and seventh patent families during the fiscal year ended June 30, 2025, as we further increase our intellectual property portfolio as we continue to attain U.S. Food and Drug Administration (FDA) approvals for our gel-based drug dosage forms through the 505(b)(2) pathway.

Our Strengths

We are seeking to position ourselves as a leader in the application of ingestible gel technology in nutraceutical, drug and supplement delivery in the following manner:

●	seeking to position ourselves as an emerging market leader in dosage forms that utilize ingestible gel technology for nutraceutical, pet care, and pharma;

●	promoting our products as superior to other methods of oral delivery (i.e., pills, tablets, gummies);

●	highlighting our products as addressing unmet issues around swallowing, taste, dosage and efficacy;

●	taste-masking ability of Gelteq’s patent pending multiple-health ingredient gel dosage forms, being able to immediately address unsolved challenges in compliance and dosing;

●	creating manufacturing and distribution and sale channels permits expedited time-to-market for high-demand products;

●	expanding our intellectual property portfolio by maintaining our 100%-owned U.S. patent for a glucose tolerance testing product, and working to have our additional pending patent applications inside and outside of the United States proceed towards allowance, and filing additional patent applications to protect our new discoveries;

●	maintaining our research partnership with Australia’s Monash University, which is ranked among the top universities in the world in pharmaceutical science by the 2023 QS World University Rankings for Pharmacy & Pharmacology and is providing more opportunities in the expanded field of animal husbandry, while negotiating another research partnership with another Australian university’s veterinary hospital; and

●	signing industry partnerships/licenses for pilot programs with our licensee companies for sport-related gels described herein under “Business — Material Contracts — Customer Contracts.”

Our Strategy

Overall

The following are highlights of our strategy to promote and expand our business at the present time:

●	Greatest unmet demand for our gel dosage forms — We will focus on dysphagia (the medical term given to difficulty swallowing) and other areas including children and seniors where the need is great and current solutions inadequate. See “Business — Human Market Insights — Gels directly combat the problems associated with Dysphagia” for a discussion of dysphagia.

●	Fastest ability to grow sales — we are looking to capitalize on existing opportunities in the market.

●	Highest margins — certain markets, such as pet nutrients, nutraceuticals and human supplements, offer high margins.

●	Little to no competitors — We are seeking “blue ocean” markets where the competition is not currently focusing, including in the pharmaceutical (pharma) and over-the-counter (OTC) markets.

●	Highest Demand for a market differentiating delivery platform — issues such as difficulty in swallowing, need to intake a large amount of drugs or nutrients, and taste making are all areas where our product can show deep differentiation and shine.

8	Ibid.

Based on this, we have decided to focus our efforts in the following order at the present time:

●	First, pet health/supplements — We have created products that comprise health ingredients related to joint health, coat quality, immune boosting, weight loss, diabetes and digestion for felines and canines. The research of the product formulations was completed and the products are awaiting future production at scale in their current form, or alternatively, their formulation can be adjusted by a future license partner, if desired. At this stage, our pet health and supplemental products had been created from our laboratories, flavored and shown to be shelf stable by our manufacturers and are ready to be sold to the public. Samples of the canine and feline products have been tested respectively on canines and felines, highlighting and verifying acceptance and palatability. Further, we expect to begin formal palatability studies for canine products post our planned IPO in the fiscal year ending June 30, 2025. The Company took the decision to delay the clinical study to prioritize additional patent and formulation protections and to finalize establishing our own production line with a local Australian GMP certified manufacturer. The further strengthening of our IP portfolio is designed to allow for a wider expansion into the pharmaceutical sector, with the production line enhancing the speed at which we can expand into this sector.

●

Second, nutraceuticals — We have created formulations for products in the nutraceutical sector that include dietary fiber, prebiotics, probiotics, vitamins, polyunsaturated fatty acids, antioxidants, electrolytes and others. At this stage, our nutraceuticals had been created from our laboratories, flavored and shown to be shelf stable by our manufacturers and are ready to be sold to the public. We have also already sold products in our sports vertical which contain electrolytes and carbohydrates as primary ingredients to PacificPine Tennis Limited, PacificPine Football Limited, PacificPine Golf Limited and Five-Star Sports Hong Kong Limited. We have also sold a product that addresses brain function in our nutraceutical vertical, taking a proprietary powder blend owned by Healthy Extracts Inc. (OTCQB:HYEX) and creating an easy to consume gel product for Healthy Extracts Inc. and their customers. In addition, we have sold 20,000 units of Hypogel in our nutraceutical vertical, our product formulation that acts as a glucose boost to Lifestyle Breakthrough Holdings Pty Ltd. For these clients, we shipped an aggregate of 265,000 units for year ended June 30, 2022, with all these shipped products now recognized as revenue during the financial year ended June 30, 2022. The remainder orders continue to be held as deferred revenue, of which the Company has fulfilled 60,000 units in December 2022 and expects to fulfill the outstanding orders of 45,000 products in the fiscal year ending June 30, 2025. In January 2023, an existing customer placed further orders for two new products that respectively aids gut health and lowers sugar absorption, totaling 120,000 units, of which we received a AUD$45,437 (USD$32,715) non-refundable deposit for such orders in May 2023, and a new Australian client placed an order for 80,000 units for the product that lowers sugar absorption all in our nutraceutical vertical. For the year ended June 30, 2023, the 60,000 units delivered in December 2022 has been recognized as revenue of AUD$79,843 (USD$57,487) from the deferred revenue balance at June 30, 2022. As of August 2024, the delay on outstanding deliveries is due to certain of our clients experiencing cash flow difficulties and being unable to pay for their outstanding orders. These customers have not cancelled their orders and they expect to resolve their cash flow difficulties and we plan to manufacture and deliver such units ordered as soon as they resolve their cash flow difficulties in the fiscal year ending June 30, 2025. In October 2023, we received a further order for 200,000 units in our nutraceutical vertical, of which we received a non-refundable deposit of AUD$40,000 (USD$28,800). The October 2023 order was requested by the customer to be manufactured in the fourth quarter in the calendar year 2024, and as such we expect to manufacture and deliver the October 2023 orders in the fiscal year ending June 30, 2025. We have also put in place greater rigorous qualification procedures to ensure future customers have the financial ability to fund orders through to manufacturing in a timely manner. Also, due to world-wide supply chain delays which affected timing of prior product shipments, we have also put in place strategies to mitigate delays in the future, including establishing an additional sampling and research and development facility at its headquarters in Melbourne, Australia. The Company expects to finalize a dedicated production line with a GMP certified manufacturer in Melbourne, Australia in the fiscal year ending June 30, 2025 to further enhance production capacity which will avoid future delays. The Company has also put in place more rigorous qualification procedures to ensure customers have the financial ability to proceed with orders through o manufacturing in a timely manner. For the year ended June 30, 2022, we invoiced a total of AUD$267,301 (USD$192,457) for units ordered, of which approximately AUD$147,536 (USD$106,226) was delivered to customers and recognized as revenue. The remaining AUD$119,765 (USD$86,231) was for orders that have been invoiced but not delivered and as such were not recognized as revenue and are considered deferred revenue. As a result, for the year ended June 30, 2022, approximately 50.2% of the orders ordered were with related parties and 91% of revenue recognized were with related parties. For the year ended June 30, 2023, the 60,000 units delivered in December 2022 has been recognized as revenue of AUD$79,843 (USD$57,487) from the deferred revenue balance at June 30, 2022. From July 1, 2022 to June 30, 2024, total units ordered were 400,000 and none were with related parties. Cumulatively, through June 30, 2024, approximately 23% of total units ordered were from related parties and none of the January 2023 or October 2023 orders were from related parties. Further product formulations are in research and development in the financial year 2024, and are available as samples, with production to occur when a potential license partner is engaged.

●	Third, healthcare/pharma — These could include pharmaceutical products for both human and pets, including those for people with swallowing issues. In our lab, we have created several pharmaceutical products for treatment of pain which have undergone dissolution studies. We expect one of these products we expect will soon be entered into the 505(b)(2) pathway with the FDA, and potentially equivalent regulatory bodies in other regions. We also expect to work with license partners to create additional pharmaceutical products for human or animals, which would require regulatory approval once developed. These future products potentially include gel dosage forms comprising a new API of a future licensing partner, which would require an NDA, or, for approved APIs, the 505(b)(2) pathway can be pursued.

Strategy Steps

Gelteq’s strategy is based on delivering innovative gel dosage forms that change the way good health is delivered to both humans and animals through our patent pending multiple-health-ingredient gel dosage forms. To achieve this objective, we intend to pursue the following:

●	Maximize the commercial potential of our animal health and nutraceutical products through licensing and partnerships. We will continue to focus on white label and private label manufacturing using our patent pending multiple-health ingredient gel dosage forms, and then leveraging the brand awareness of the licensee and their existing customer base to ensure greater volumes of products are sold and then reordered from Gelteq. We began building relationships with animal health companies initially, closely followed by pharmaceutical companies, nutrition providers and sports organizations through which our products will be sold.

●	Obtain FDA approval for our own gel-based drug dosage forms, through the 505(b)(2) pathway. To target the pain management market, we are currently taking an off-patent API for treatment of pain down the 505(b)(2) pathway and have completed dissolution studies. This has the potential, if approved by the FDA, to be available as our own gel-based OTC product with potential options to license-out or sell ourselves to consumers, or through a range of distributors. For this API candidate, we have completed dissolution comparisons to existing market products so that our future clinical data can be compared in bioequivalence studies to an existing, FDA approved product containing the same API. We have yet to perform further pre-clinical and clinical studies on bioequivalence and safety in humans which are required for FDA approval of different dosage forms. These clinical studies are expected to be run concurrently to further stability testing, with our initial lab stability data not indicating any lack of stability. Our API pipeline includes a further prescription medication API candidate that, once its dissolution study is completed, and its results are analyzed and collated, we expect to proceed with as described above for the OTC API.

●	Expand our product suite to be made available to potential licensees. We will continuously conduct research and development and evaluate opportunities to leverage our gel delivery technology and patent pending multiple-health ingredient gel dosage forms, to develop additional products within pharmaceutical, nutraceutical, OTC and prescription markets.

●	Complete clinical testing of our gel delivery technology with a variety of APIs. We are currently working on a multitude of pharmaceutical APIs that are available in different chemical structures, prioritizing dysphagia-based APIs, where we believe there is the greatest unmet need for an oral drug delivery system that has the potential to overcome the challenges of swallowability, taste, dosage and efficacy.

Outlook for the 2025 financial year

The following is a high level overview of outlook for the 2025 financial year:

(a)	We are pursuing 505(b)(2) pathway which once completed will provide us with our own gel-based prescription drug that we can license to potential licensees.

(b)	With our first patent granted in the United States for an oral glucose tolerance test gel and testing method for diabetes diagnostics, with non-U.S. patent applications for the glucose tolerance test gel and testing method pending in other countries and jurisdictions, and U.S. and non-U.S. patent applications pending seeking to protect products that employ our gel technology in our second patent family which is directed to certain multiple-health ingredient gel dosage forms which utilize a gel formulation that features agarose and alginate that in certain ratios and pH ranges form gels of specific firmness to deliver two or more health ingredients (including medicines) in a single dosage form. Our third, fourth and fifth patent families have been lodged as a provisional patent in the United Kingdom in August 2022, December 2022 and May 2023, respectively. We expect to file our sixth and seventh patent families in the second quarter of the fiscal year ended June 30, 2025 to further protect the varying APIs that our gel delivery platform can hold. We believe these patents families have the prospect to provide us with a competitive advantage.

(c)	We are in discussions with potential distributors for distributions of white-labelled products.

There can be no assurance that our intended plans for the 2025 financial year will be consummated. Our actual performance for the 2025 financial year may differ, and could differ significantly, from the plans described above. See “Disclosure Regarding Forward-Looking Statements” herein.

Our Products

All of Gelteq’s products currently are white label gel-based delivery solutions which third parties can use to create their own health products.

Gelteq patent pending multiple-health ingredient gels dosage forms are organized into three groups:

●	Pet gels;

●	Pharmaceutical/OTC gels; and

●	Nutraceuticals/sports nutrition gels.

These multiple-health ingredient gel dosage forms are available for licensees to use “off the shelf.” However, if the licensee needs a special formulation, Gelteq will work with them to create a suitable gel product that meets their needs.

Gel Delivery System Details:

How It Works

The Gelteq Delivery System provides pharma and nutraceutical enhancements throughout every stage of ingestion in both animal and humans; addressing the complete experience — from the point of ingestion to final absorption:

●	Mouth — Gelteq gels have the ability to moderate and mask poor-tasting, unsavory ingredients.

●	Throat — Our “set” gel flows quickly, with a low internal resistance; inducing the swallowing reflex making it much more difficult to choke, especially compared to pills or capsules.

●	Digestion — Gelteq gels easily breaks down within the digestive system; the gel protects nutrients or medicines from degradation and shields against stomach acids; ensures precise dosage is delivered.

●	Gastrointestinal System — Gelteq gels can be modified to be fast or slow releasing, meaning quickly or slowly absorbed by adjusting the texture and a base set of ingredients of the gel system which can slow down the nutrient release; the gels target ideal absorption areas along digestive tract.

Key Features of the Gel Delivery System

Food Grade Ingredients

Our patent pending multiple-health ingredient dosage forms, our gel delivery technology and the ingredients delivered in our OTC, nutraceutical, sport and pet products are generally regarded as safe (“GRAS”), meaning ingredients used in these formulations have previously undergone safety evaluations by either a regulatory body (such as the FDA) or experts and have shown to not be harmful when used as intended. Our team, together with the assistance of our regulatory team, have reviewed each of our gel components, and given there is existing usages of the different compounds across different products, the Company is able to term the gel components as being GRAS.

We also do not make any health claims with respect to these products and therefore, we have concluded in consultation with our regulatory consultants that they can be marketed and sold with minimal regulatory oversight, which reduces lead times and costs, and makes it more suitable to a larger number of potential customers.

Transforming virtually any ingredient into a gel

Our gelification process makes it easy to transform any macronutrients, micronutrients, pharmaceutical or medicinal ingredients into a stand-alone gel product. We can gelify, or replace with a gel, a wide range of existing consumables, including powders, tablets, pills, supplements, vitamins, or oils, transforming them into, or replacing them with, a new gel product. The gelification process involves a complex series of steps that allows us to form a gel matrix whereby ingredient(s) are homogeneously dispersed in the gel matrix and held in place, providing an easy to consume solution for consumers (human or animal).

Taste Masking

Taste masking is defined as a perceived reduction of an undesirable taste that would otherwise exist. The ideal solution to reduce or inhibit bitterness is the discovery of a universal inhibitor of all bitter tasting substances that does not affect the other taste modalities such as sweetness or saltiness. We regard most APIs as having an unpleasant or bitter taste, and Gelteq’s solutions were created to help moderate or mask unpleasant or bitter flavors without altering or damaging the taste receptors, and to ensure complete digestibility of the gel formulation, and thus have the potential to increase dosage compliance, palatability and commercial success.

Our scientists utilize a combination of taste assessment (meaning evaluation of a taste), taste moderation (meaning moderation of the extent to which an undesirable taste is perceived) and taste masking (meaning masking of an undesirable taste) to create palatable, customer-accepted forms of products for animal and human consumption.

Gelteq’s technology does not block taste receptors from working beyond consumption, which is hugely beneficial compared to alternatives developed by competitors which work on blunting receptors to mask taste. Our gel delivery system allows for the masking of taste by a method of encasing the nutrients and minimizing their release on certain taste receptor areas, which allows consumers to continue to taste their next mouthful unaffected by the masking product. In contrast, many taste masking products block out a taste reception for several hours which can change the user’s taste during the following meals and can have a negative impact on future consumption of the masking products.

Variety of textures — differing viscosities

Our gelification process is able to be customized across different textures. This allows us to work with clients across many different sectors including, but not limited to animals, children, seniors, or athletes.

The usefulness of our ability to control viscosities can be seen in helping conditions like dysphagia (the medical term given to difficulty swallowing) which will be discussed in more detail below.

Set dosage

While tablets or capsules do provide set dosages, many liquids require user preparation. This can lead to a high probability of user error, either under- or overdosing. Having a clear and defined dose in our gel dosage allows for accuracy and efficiency for the end users. This can also enhance compliance with the required dosage by users given the ease of use which does not require syringes or measuring cups to get the right dosage.

Pet Market Insights

Supplements for Pets

In terms of value, the companion pets segment dominated the market with a revenue share of over 45.0% in 20208. Companion pets are the most popular pets in the world, with an incredibly high adoption rate. According to the American Pet Products Association’s 2019-2020 National Pet Owners Survey, approximately 63.4 million households in the United States own a dog, with owners spending an average of approximately USD$58 per year on dog vitamins.

For instance, vitamins and supplements may be given to around one-third of companion pets and cats in the U.S. According to a 2006 study published in the Journal of the American Veterinary Medical Association, the most prevalent are multivitamins, supplements to assist arthritic joints, and fatty acids to minimize shedding and increase a coat’s gloss. Probiotics can be given to pets to help with gastrointestinal issues and antioxidants can be given to fight the consequences of aging, such as cognitive deterioration.

COVID-19 has clearly raised awareness of the necessity of supporting immune health in a proactive manner. According to a survey reported on by the Kerry Group plc9 more than a quarter of dog and cat owners in the U.S. are concerned about their pets’ health as a result of COVID-19. Furthermore, approximately 69% of these concerned pet owners have explored using immune-strengthening supplements in their pet’s diet.

Pet Humanization

Globally, pet humanization has received a lot of attention in mainstream media over the recent past. The shift from pet ownership to pet parenting has been a very crucial and defining trend in the pet food market, more so in the developed countries. Over one-third of the households in the developed countries own a pet.10 According to the American Pet Products Association’s 2019-2020 National Pet Owners Survey, it revealed that more than 85 million households in the United States had one or more pets, the majority of them being companion pets. Thus, increasing pet humanization is anticipated to drive the pet food industry.

8	See Grand View Research (2022) Companion Animal Medicine Market Report
9	See Kerry (2022). Pet Wellness and Nutrition
10	See American Pet Products Association’s 2019-2020 National Pet Owners Survey.

As a part of this pet humanization trend, pets are considered a part of the family. The growing bond between pet owners and their pets correlates with consumers’ willingness to spend more on pet food. Consumers are now becoming aware of their pet’s health and are buying pet food rich in nutritional value for the betterment of their companion pets. Nowadays, pet owners are not just looking for basic food products but also for pet consumables that are locally produced and natural or have specific health benefits.11

Additionally, the pet humanization trend has led to increased health consciousness and has generated demands for pet food free from sugar, grain, dye, and other chemical additives. Hence, with the emerging pet humanization and premiumization trends, the pet food demand is expected to grow further in the coming years.12

Companion Pet Health

Within the pet nutrition industry, pet supplements are often overshadowed by the excitement and innovation taking place in the pet food and treat categories.13 However, 2020 revealed a seismic shift and a burgeoning opportunity for pet supplement manufacturers.14

Unsurprisingly, new product development (“NPD”) within the North American pet nutrition market dropped by 28% in 2020 versus the prior three-year average, according to Innova,15 likely due to challenges from COVID-19. However, one rising development was pet supplements, which showed a staggering increase of approximately 116% growth from 2019 to 2020, with more than 150 NPD activities within the North American marketplace.

The billion dollar pet supplement business in North America has historically been driven by joint health as well as skin and coat health, with a steady transition from brick-and-mortar purchases to online sales. However, COVID-19 disrupted trends in the pet product category, leading to a steep rise in immune system and digestive health products for pets and a dramatic shift to online purchasing.

Immune support is in-demand

COVID-19 undoubtedly has accelerated awareness of the importance of proactively supporting immune health. A survey of U.S. dog and cat owners conducted by Kerry found that more than a quarter report feeling more concerned about their pet’s health as a result of COVID-19, and approximately 69% of these concerned consumers have considered adding immune strength-supporting products to their pet’s diet. For consumers who have already taken steps to improve pet immunity through nutrition, approximately 38% turned to supplements. Pet supplement manufacturers were aware of this consumer trend as there were approximately 236% more immune health claims amongst pet supplement NPD in 2020 versus 2019.

Notable immune health pet supplement trends in 2020 include novel ingredients like cannabidiol (commonly referred to as CBD oil), hemp oil, krill oil and silver.16 Appealing product forms such as nutrition bars and meal toppers and natural flavors such as peanut butter and banana can help solve palatability and pet acceptance challenges with administering supplements. As the pet supplement category continues to grow and new ingredients are introduced to the market, brands may see consumers seeking more specific ingredient claims or pet supplements with the branded immune health ingredients they already know and trust in their own food and beverages.

11	See Pet Food Market – Growth, Trends, COVID-19 Impact, and Forecasts (2021 – 2026).
12	See Pet Food Market – Growth, Trends, COVID-19 Impact, and Forecasts (2021 – 2026)
13	See Kerry (2022). Pet Wellness and Nutrition
14	Ibid.
15	Ibid.
16	Ibid.

Digestive health takes hold

Digestive health pet supplement claims rose by approximately 173% in 2020 compared to 2019.17 Probiotics are the go-to pet health ingredient to support pet digestive health as they are generally understood and accepted by consumers in their own food and beverage.18 When asked about the functional pet ingredient attributes that matter most to U.S. pet owners regarding keeping pets healthy in the wake of COVID-19, probiotics ranked second, just behind immunity ingredients, further signaling their perceived link to pet health. Bacillus in particular have seen the most significant growth within this product category, with Innova reporting an approximate 41% compound annual growth rate (“CAGR”) from 2016 to 2019.19

As the humanization of pets continues to drive growth of the pet food, treat and supplement market, consumers are opting for the ingredients they know and trust in their own diets. Mintel recently reported that approximately 59% consumers are skeptical of health claims made on pet nutrition products.20 This can create an opportunity for pet supplement manufacturers to leverage branded digestive health ingredients, which provide consumers with a clear point of reference when browsing shelves and helps to deliver on transparency and build trust.21

Human Market Insights

Gels directly combat the problems associated with Dysphagia

Dysphagia, the medical term given to difficulty swallowing, can occur anatomically as oral dysphagia (in the mouth), pharyngeal dysphagia (in the pharynx itself), or cricopharyngeal dysphagia (at the far end of the pharynx entering the esophagus).

Oral dysphagia can be caused by paralysis of the jaw, tongue paralysis, dental disease, swelling or wasting away of the chewing muscles, or by an inability to open the mouth. Animals with oral dysphagia often eat in an altered way, such as tilting the head to one side or throwing the head backward while eating. Dysphagia can occur in humans for many reasons, most notably an underlying medical condition, post serious health event (for example, stroke) or can occur through the aging process through lost muscle tone. This is normally treated by adjusting the food and fluid textures depending on the level of swallowing difficulty and choking risk. Gelteq is currently focused on providing solutions to those suffering from dysphagia, with dogs being our first foray within animal health, followed later by humans.

As we continue to expand our gel solutions with dysphagia capabilities, Gelteq engaged with Monash University’s Medicines Manufacturing Innovation Centre (“MMIC”) to validate our technology for use in humans with dysphagia. The validation centered around analyzing our gel solution’s structure and functionality against the dysphagia standards, determining its suitability for use by humans with dysphagia. A white paper report was prepared at our request by MMIC in November 2021, which outlines MMIC’s assessment and expert opinion and concludes that “products manufactured with the Gelteq Delivery System can be designed to be homogeneous and have fluidity and texture directly useful in the management of dysphagia and swallowing difficulty as well as for the management of strong or unpleasant taste. The carrying capacity of the gel makes it suitable for the formulation of high payload products such as foods and nutrients for easy swallowing and portion management. The capacity of the gel is also useful for the management of appropriate pharmaceutical products either alone or as part of a combination treatment, polypharmacy, or co-administration of supplements, absorption aids, or other orally administered components.”22

Nutraceuticals and Personalized Nutrition

Nutraceuticals are any substance that is a food or part of a food which provides medicinal or health benefits, including the prevention and treatment of disease. Nutraceuticals may be used to improve health, delay the aging process, prevent chronic diseases, increase life expectancy, or support the structure or function of the body.23 In recent years, nutraceuticals have received considerable interest due to potential nutritional, safety and therapeutic effects.24 Consumers are looking to fulfill nutrient and energy needs due to hectic work schedules. According to two of Grand View Research reports, all of this is driving an increase in spending on nutraceuticals. Nutraceuticals are expected to grow from approximately USD$140 billion in 2020 to USD$270 billion by 2028.

17	Ibid.
18	Ibid.
19	Ibid.
20	Ibid.
21	Ibid.
22	See Medicines Manufacturing Innovation Centre (2021), Delivery systems assisting the management of dysphagia, phagophobia, and swallowing aversion.
23	See “New concepts in nutraceuticals as alternative for pharmaceuticals” by Nasri H, Baradaran A, Shirzad H, Rafieian-Kopaei M in Int J Prev Med. 2014 December 5.
24	See Grand View Research, Sep. 2021 Industry Analysis Pet Supplements Market; Grand View Research, Jan 2021 Industry analysis Veterinary Medicine Market

We plan to expand globally with our nutraceuticals & sports business partners who use Gelteq’s patent pending gel-based methods for delivery of multiple-health ingredients to develop gel pack dosage forms formulated with their ingredients.

As an example of a new license partner in the nutraceutical space, on July 1, 2021, we entered the U.S. market with a signed agreement of 500,000 units, with a Nevada based company, Healthy Extracts Inc. (OTCQB: HYEX) (“Healthy Extracts”), a leading innovator of clinically proven plant based products for heart and brain health. Gelteq formulated and created a new gel product for Healthy Extracts that is currently available for sale across the U.S. and Canada.

Sports

Compared with the general population, athletes are more likely to take ergogenic aids, which are dietary supplements marketed as enhancing endurance and/or strength, boosting exercise efficiency, increasing exercise tolerance, and attaining exercise goals more swiftly.25 Athletes, in particular elite athletes, use these supplements to prepare for exercise, help with recovery, and decrease chances of injury.

Athletes who want to ingest these supplements quickly and effortlessly, without bulking up on excess water, would benefit from a gel based delivery system.

Popular sports supplements which we are able to incorporate into our gel based delivery system include:

Beta-hydroxy-beta-methylbutyrate (HMB)

HMB is purported to help stressed and damaged skeletal muscle cells re-establish function and structure, although clinical trials have yielded conflicting results about its efficacy. Nevertheless, HMB could hasten recovery from an exercise that is intense enough to damage muscle cells, such as a pulled hamstring or a torn rotator cuff.

Betaine

This nutrient is found in beets, spinach, and whole-grain bread. Taken as a supplement, betaine is believed to boost creatine production, cellular water retention, and/or blood nitric-acid levels. Studies of bodybuilders and cyclists suggested that betaine may yield modest benefits for strength- and power-based performance, although evidence data from clinical trials are mixed.

Branched-chain amino acids

The three branched-chain amino acids are leucine, isoleucine, and valine. Unlike other essential amino acids, these can be metabolized by mitochondria in skeletal muscle to yield energy for exercise. A small number of short-term clinical trials indicated that branched-chain amino acids might result in gains in muscle mass and strength during training.

Caffeine

This stimulant blocks activity of the sedative-like neuromodulator adenosine and decreases pain and perceived exertion. Clinical trials consistently support that when taken before physical activity, caffeine can improve performance, particularly in endurance activities, such as running, as well as in intermittent, long-duration activities like soccer.

25	See “10-supplements-for-improved-athletic% performance” by Naveed Saleh. 2020 October 6

Creatine

This supplement supplies muscles with energy for short, anaerobic bursts (for example., sprinting). A number of clinical trials support its benefit for high-intensity, intermittent activity, although these effects may vary by individual. Creatine has been shown in clinical trials to increase strength, work, and power for maximal-effort muscle contractions. Over time, it may aid athletes in adapting to training regimens. However, creatine’s benefits are negligible for endurance sports.

Glutamine

This amino acid contributes nitrogen to various biochemical reactions and is a key player in metabolism and energy production. Limited research has indicated that it may enhance recovery and/or muscle strength and decrease soreness post-exercise.

Iron

Iron boosts uptake of oxygen, lowers lactate levels during exercise, and decreases heart rate. Although clinical trials have shown mixed results, some evidence indicates that this essential mineral improves work capacity when correcting for anemia. However, it remains to be elucidated whether iron is ergogenic in people with milder anemia.

Protein

Protein provides essential amino acids to build, maintain, and repair muscle tissue. Based on a wide range of clinical data, protein enhances muscle training response during exercise and recovery. Many athletes take protein post-exercise, which is when it optimally reduces muscle protein breakdown, builds muscle, and enhances muscle oxygen use.

We can market our gel based products to companies who are looking to innovate in the sports nutrition space, offering them a distinctive advantage they can use against their competitors.

Oral drug delivery and diagnostics

The oral drug delivery market remains a huge part of the pharmaceutical industry. According to Data Bridge Market Research, the human oral drug delivery and diagnostics market is currently estimated at approximately USD$769 billion and, with a CAGR of approximately 6.9%, it is expected to grow to approximately USD$1,227 billion by 2027.

However, given its huge size, there has been relatively little innovation in how oral drugs are delivered, compared with the pace of innovation in other areas of health care. Liquid medicines date back to at least 4,000 B.C. and the use of pills to deliver medication can be traced to ancient Egypt to around 1,500 B.C. and the gelatin capsule was invented in around 1847.26 However, since then, innovation has been relatively modest.

As discussed in the next section, we believe that in our future collaborations with pharmaceutical companies, there may be potential patent life cycle management opportunities for difficult-to-deliver drugs and their new and improved dosage forms that can utilize our gel based delivery system.

Applications & Use Cases

Gelteq’s gel solution has numerous prospective applications across animal health, nutraceutical, pharmaceutical, over-the-counter healthcare and sport markets.

●	Animal Health — Our gel formulations offer a potential solution for pets who have significant difficulties in swallowing pills, or simply as an alternative delivery vehicle to pills which can be a challenge to administer to any pet.

●	Nutraceuticals — We have created various formulations that have the potential to enable the delivery of a large variety of macro or micronutrients for humans or animals, together with a large variety of nutraceutical ingredients.

●	Pharmaceutical — Our gel delivery system has the potential to enable the delivery of pharmaceutical and medicinal ingredients, solving unmet pharmaceutical consumption issues around swallowing, taste, dosage and efficacy.

●	Healthcare — The gel delivery system provides potential for effective, targeted, and flexible solutions within specialty healthcare areas, with core gel components such as viscosity, dose and release timing able to be tailored to service specific OTC drug requirements.

●	Sport Markets — Our gel delivery system provides potential to deliver key nutrients and minerals for improved sports performance, through our efficient and easy to consume gel delivery vehicle, which does not require additional water intake to gain the full benefit.

●	Potential Patent Life Cycle management opportunities for difficult-to-deliver Drugs — We are seeking to file new patent applications based on improved combinations with custom-tailored versions of our drug delivery system to protect new dosage forms that we expect may arise. In addition to the pharmaceutical use case above, modified new versions of our gel-based delivery system that we seek to develop may allow drug companies to extend the patent life of their drugs by applying for a new patent insofar as new dosage forms were independently patentable. Such resulting downstream patent applications to advantageous combinations could extend a drug product’s patent life cycle with a new dosage form for the drug. This possibility can be extremely valuable for drug companies when they are near the loss of patent protection. It is estimated drugs with a total value of approximately USD$198 billion will have patents expire between 2019 and 2024 which we believe presents potential development opportunities for new improved delivery systems for which we believe patent protection may be available.

Material Contracts

There are a number of material contracts that are critical to the business, and initially these can be broken down by manufacturing, regulatory and sales.

Manufacturing Contracts

On August 7, 2021, we and Labixiaoxin (Fujian) Foods Industrial Co., Ltd. (“LaBi”), a large-scale Chinese gel manufacturer, entered into an Entrusted Processing Contract (the “LaBi Manufacturing Agreement”). LaBi provides Gelteq with a manufacturing solution for customers that require an ASEAN manufacturer and a lower cost base. LaBi maintains one of the largest snack food market shares in the People’s Republic of China, with particular strength coming from their jelly-based foods. LaBi is publicly listed on the Hong Kong Stock Exchange with nearly 1,500 employees, and manufacture more than 300 varieties of snack products which are exported to over 30 countries globally. The LaBi Manufacturing Agreement provides that upon us placing an order with LaBi, LaBi shall receive from us the sum of 70% of the total order amount after LaBi accepts such order and we agree to a proposed delivery date by LaBi. The remaining 30% shall be payable to LaBi before delivery of the order. The term of the agreement began on August 1, 2021 and ended on July 31, 2023, the agreement continues on a month-to-month basis while we and LaBi enter into a new agreement which is expected to occur in the first quarter of the fiscal year ended June 30, 2025. The LaBi Manufacturing Agreement is terminable if either we or LaBi (i) violate the confidentiality clause of the agreement, (ii) engage in a serious breach of contract, (iii) enters into a bankruptcy or merger procedure or (iv) lose the ability to perform the contract due to deterioration of financial or business conditions. In connection with the LaBi Manufacturing Agreement, we and LaBi entered into a license agreement, dated August 24, 2021, whereby we agreed to license certain intellectual property rights to LaBi, solely for the purpose of executing our manufacturing orders.

On January 31, 2022, we and Wasatch Product Development LLC (“Wasatch”), a large-scale U.S based gel manufacturer, entered into a Contract Manufacturing Agreement (the “Wasatch Manufacturing Agreement”). Wasatch is responsible for manufacturing and conducting all steps of production and quality control for our nutraceutical and OTC products in North America. Wasatch is a full service, turn-key contract manufacturer specializing in high-end personal care, cosmetic, dental care, OTC, dietary supplement, and food products in bottles, tubes and flexible packaging. Wasatch is wholly owned by a global dietary supplements company which is listed on the NYSE. Wasatch employs over 500 employees and has over 250,000 square feet of manufacturing and warehouse space. Wasatch also runs state-of-the-art clean rooms, batching equipment, packaging lines, and post-fill treatments to provide unprecedented process control and product quality. Wasatch is an FDA registered OTC Manufacturer, cGMP, Medical Device Facility, Cosmetic Manufacturer, Food Facility and ISO 22716 certified. Wasatch is responsible for manufacturing and conducting all steps for production and quality controls of any of our nutraceutical and OTC products in North America. The Wasatch Manufacturing Agreement provides that, upon us placing a purchase order with Wasatch, we shall pay a per unit fee as set forth in the agreement. For each purchase order, Wasatch shall also present Gelteq an invoice for one-half of the total purchase order amount as a non-refundable deposit. The term of the Wasatch Manufacturing agreement began on January 31, 2021 for a period of two years. Unless we or Wasatch provides the other party 180 day written notice to terminate the agreement, at the end of the term, the Wasatch Manufacturing Agreement will automatically renew for a period of one year. Neither party provided the required notice to terminate and the Wasatch Manufacturing Agreement has automatically been extended for a further twelve months. The Wasatch Manufacturing Agreement is terminable if either we or Wasatch (i) provides the other party 3 months written notice to terminate or (ii) commits serious or persistent breaches of any provisions of the agreement.

Regulatory Contracts

On December 5, 2019, we, under our former name MyHypho Pty Ltd, entered into a Master Research Services Agreement (the “Monash MRSA”) with Monash University’s Medicines Manufacturing Innovation Center (“MMIC”). MMIC is responsible for testing and validating — sampling, trials and lab tests our product formulations and will assist the business in performing bioequivalence and clinical studies to obtain the relevant formal approvals. In the Monash MRSA, we may engage MMIC to provide research services as described in a statement of work, and MMIC shall receive a yearly fixed-fee, pro-rated as necessary, for each research officer assigned full-time to a statement of work. On May 15, 2021, we and MMIC entered into a Variation Agreement which further extended the term of the Monash MRSA until January 31, 2023 and modified the services rate for research officers. The Company and MMIC have further extended the terms of the Monash MRSA until June 30, 2023. Both parties remain in discussions with a view to enter into a new agreement subsequent to the completion of this initial public offering.

On November 1, 2021, we and Adjutor Healthcare Pty Ltd (“Adjutor”), a leading regulatory affairs consulting company, entered into a Master Services Agreement (the “Adjutor MSA”), to work toward obtaining all regulatory approvals necessary for the commercialization of our drug based gel product. Adjutor will manage all regulatory activities necessary, including conducting the legal and regulatory review process and carrying out the regulatory filings to obtain marketing approval in the United States. The Adjutor MSA provides that we may retain Adjutor to provide consulting services to be described in a statement of work. The term of the Adjutor MSA commenced on November 1, 2021 and will continue until terminated by either party under the provisions of the agreement. We may terminate the Adjutor MSA, or any statement of work entered under it, by providing 30 days written notice to Adjutor. Further, we or Adjutor may terminate the Adjutor MSA, by written notice to the other party, at anytime (i) the other party commits a breach of the Adjutor MSA and fails to remedy that breach within 10 business days of receiving a notice specifying that breach, (ii) the other party becomes insolvent or (iii) continued association with the other party is reasonably deemed likely to result in reputation damage.

Sales Contracts

On September 6, 2021, we and Sosna & Co, Inc. (“Sosna”), an outsourced sales distribution company with offices in New York, Toronto, Montreal and Calgary, entered a Consulting Agreement (the “Sosna Consulting Agreement”). Sosna has been engaged to represent us across North America for pharmaceutical projects. Sosna will utilize their existing networks to sign up a series of pharma projects for us and also launch nutraceutical partnerships for us. Sosna is a team of life sciences experts with more than 42 years of experience creating strategic partnerships. Sosna’s industry connections provide insight on trends and allow them to strategically leverage information on behalf of our clients. Sosna’s specialist sales consultants in the pharmaceutical and nutraceutical industries work in life sciences sales and distribution across North America. Sosna has been responsible for generating numerous pharma deals over the past 3 years. The Sosna Consulting Agreement provides that we shall pay Sosna a monthly fee of (i) USD$8,500 per month (unless waived) and (ii) 5% of the aggregate deal value from any secured new business transactions, subject to a maximum success fee of USD$1,000,000. The Sosna Consulting Contract continues on a month-to-month basis from September 6, 2022 unless terminated by 30 days written notice by either us or Sosna.

Customer Contracts

We have entered into separate licensing agreements with seven licensees who are the first to perform a sales trial and sell the products to their respective customers and chosen markets. Each licensing agreement comes with a corresponding order, and to date, we have over one million units ordered as part of these deals. We believe this pipeline will generate a further revenue which would improve our financial position. We have already delivered part of this pipeline, receiving revenue during the year ended June 30, 2023 and year ended June 30, 2022, with no recognized revenue for the nine months ended March 31, 2024. The orders (license agreements) are for a range of gel products across the sport and nutraceutical verticals, and are a combination of our existing white label products, along with newly created private label products. Agreements and orders have also been placed from multiple countries; most notably Australia, the People’s Republic of China, and the United States. No regulatory approvals are believed to be required on any of these orders as all have been classified as food-based products with no medical claims being made.

Consulting Contract

On February 13, 2024, we and Arc Group Limited (“Arc”) entered into a consulting contract pursuant to which Arc agreed to advise us in connection with the initial public offering in consideration for (i) a cash payment of USD$100,000 upon the closing of the initial public offering by June 30, 2024 and (ii) 20,000 shares with an issue price of USD$5.00 per share upon the closing of the initial public offering by June 30, 2024 to be issued upon the closing of the initial public offering. On September 9, 2024, the Company and Arc extended the term of the agreement to December 31, 2024. On October 22, 2024, the Company and Arc agreed to postpone the issuance of 20,000 shares with an issue price of USD$5.00 per share to November 2024.

Licenses and Qualifications

As of the date of this Annual Report, we have the necessary licenses, permits and approvals in Australia required for our operations.

Competition

A number of companies in the pharmaceutical market which have novel and innovative drug delivery systems in the pipeline such as transdermal patches, oral films, injection, and chewing gum. Among these companies are Oramed Pharmaceuticals, Inc. (NASDAQ: ORMP), IntelGenx Technologies Corp. (OTCMKTS: IGXT), BioDelivery Sciences International Inc. (NASDAQ: BDSI), Lexaria Bioscience Corp. (NASDAQ: LEXX), Taro Pharmaceuticals Industries Ltd. (NYSE: TARO), Catalent Inc. (NYSE: CTLT), Insulet Corporation (NASDAQ: CTLT), Nutriband Inc. (NASDAQ: NTRB), Virpax Pharmaceuticals Inc. (NASDAQ: VRPX) and Hempfusion Wellness Inc. (TSE: CBD.U). Despite the number of competitors, our gel delivery system is unique within the pharmaceutical space, we are not aware of any companies currently offering drug delivery in a similar gel base as at the date of this Annual Report. For our products to receive FDA approval, we will have to demonstrate its efficacy, safety and ease of use provides an attractive alternative to existing delivery mediums, some of which are widely recognized and accepted by physicians and patients. Many of the competitors within the pharmaceutical market have substantially greater financial, technical and human resources than we do. We rely on our intellectual property and the strong partnerships we have with manufacturers and suppliers, to develop and provide superior products that use our gel delivery technology and patent pending multiple-health ingredient gel dosage forms.

The oral drug industry is subject to heavy competition and a rising demand for innovative oral solutions beyond traditional methods such as pills, syrups, capsules, drops, powders and gummies. Our ability to compete is based on a variety of factors, including product efficacy, bioequivalence, safety, patient compliance and ease of use.

Environmental Matters

Due to the nature of our business, our operational activities do not significantly generate industrial pollutants, and we did not incur material costs of compliance with applicable environmental protection rules and regulations during the fiscal years ended June 30, 2024 and 2023. Nevertheless, we recognize the importance of environmental protection and we strive to meet the expectation of the community for healthy standards of living and working environment.

During the fiscal years ended June 30, 2024 and 2023 and up to the date of this Annual Report, we have not recorded any material non-compliance in respect of any applicable laws and regulations on environmental protection in Australia.

Regulations

The following description is a summary of material laws and regulations applicable to our operations. Our business is subject to extensive government regulation. Regulation by governmental authorities in the United States and other jurisdictions is a significant factor in the research, development, manufacture and commercialization of our product candidates and in our ongoing research and development activities.

Product Approval Process in the United States

Review and approval of drugs

In the United States, pharmaceutical products are subject to extensive regulation by the FDA. Note that health supplements, such as vitamins and nutraceuticals, are regulated by the FDA as food, not as drugs, and therefore are not subject to clinical trials and other investigations.

The Federal Food, Drug, and Cosmetic Act (FDCA) and other federal and state statutes and implementing regulations govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of products. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant to a variety of administrative or judicial sanctions and enforcement actions brought by the FDA, the Department of Justice or other governmental entities. Possible sanctions may include the FDA’s refusal to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties and other federal and state statutes and implementing regulations govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of products. Failure to comply with the applicable U.S. requirements at any time during the product research and development process, approval process or after approval may subject an applicant to a variety of administrative or judicial sanctions and enforcement actions brought by the FDA, the Department of Justice or other governmental entities. Possible sanctions may include the FDA’s refusal to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties.

FDA approval of a new drug application is required before any new unapproved drug or dosage form can be marketed in the United States. Section 505 of the FDCA describes three types of new drug applications: (1) an application that contains full reports of investigations of safety and effectiveness (section 505(b)(1)); (2) an application that contains full reports of investigations of safety and effectiveness but where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference (section 505(b)(2)); and (3) an application that contains information to show that the proposed product is identical in active ingredient, dosage form, strength, route of administration, labeling, quality, performance characteristics, and intended use, among other things, to a previously approved product (section 505(j)). Section 505(b)(1) and 505(b)(2) new drug applications are referred to as NDAs, and section 505(j) applications are referred to as ANDAs.

In general, the process required by the FDA prior to marketing and distributing a new drug, as opposed to a generic drug subject to section 505(j), in the United States usually involves the following:

●	completion of pre-clinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practices, or GLP, requirements or other applicable regulations;

●	submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials in the United States may begin;

●	approval by an independent institutional review board, or IRB, at each clinical site before each trial may be initiated;

●	performance of adequate and well-controlled human clinical trials in accordance with good clinical practice, or GCP, requirements to establish the safety and efficacy of the proposed drug for its intended use;

●	preparation and submission to the FDA of an NDA;

●	satisfactory completion of an FDA advisory committee review, if applicable;

●	satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product or components thereof are produced, to assess compliance with current good manufacturing practices, or cGMPs, and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

●	satisfactory completion of FDA audits of clinical trial sites to assure compliance with GCPs and the integrity of the clinical data;

●	payment of user fees and FDA review and approval of the NDA; and

●	compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS, and the potential requirement to conduct post-approval studies.

Preclinical studies

Preclinical studies include laboratory evaluation or product chemistry, formulation and toxicity, as well as animal studies to assess the potential safety and efficacy of the product candidate. Pre-clinical safety tests must be conducted in compliance with the FDA regulations. The results of the preclinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND which must become effective before clinical trials may commence. Long-term pre-clinical studies, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND application is submitted.

Clinical trials

Clinical trials involve the administration of an investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written trial protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND.

An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. In addition, information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health, or NIH, for public dissemination on the NIH-maintained website, www.clinicaltrials.gov.

An IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review at least annually. The IRB must review and approve, among other things, the trial protocol information to be provided to trial subjects. An IRB must operate in compliance with FDA regulations. Information about certain clinical trials must be submitted within specific timeframes to the NIH for public dissemination on the NIH-maintained website, www.clinicaltrials.gov.

Clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

●	Phase I: The drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.

●	Phase II: The drug is administered to a limited patient population to identify possible short-term adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

●	Phase III: The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

In most cases of an ANDA, the proposed generic drug must be shown to be bioequivalent to the reference listed drug (RLD, or reference product) and in other cases, the bioequivalent study is being conducted in in-vitro and not in clinical trials. The FDCA provides that a generic drug is bioequivalent to the listed drug if: the rate and extent of absorption of the drug do not show a significant difference from the rate and extent of absorption of the listed drug when administered at the same molar dose of the therapeutic ingredient under similar experimental conditions in either a single dose or multiple doses. During bioequivalence studies, an applicant compares the systemic exposure profile of a test drug product to that of the RLD on the target population at the same regimen and exposure period as the RLD where the resulting efficacy outcomes are compared to demonstrate being equivalent.

Submission of an NDA to the FDA

The results of the pre-clinical studies and clinical trials, together with other detailed information, including information on the manufacture, control and composition of the product, are submitted to the FDA as part of an NDA requesting approval to market the product candidate for a proposed indication. Under the Prescription Drug User Fee Act, as amended, applicants are required to pay fees to the FDA for reviewing an NDA. These user fees, as well as the annual fees required for commercial manufacturing establishments and for approved products, can be substantial. The NDA review fee alone can exceed USD$2 million, subject to certain limited deferrals, waivers and reductions that may be available.

The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information and is subject to payment of additional user fees. The resubmitted application is also subject to review before the FDA accepts it for filing. If found complete, the FDA will accept the NDA for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review.

Under the Prescription Drug User Fee Act, the FDA has agreed to certain performance goals in the review of NDAs through a two-tiered classification system, Standard Review and Priority Review. Review. Priority Review designation is given to drugs that offer major advances in treatment, or provide a treatment where no adequate therapy exists. The FDA endeavors to review applications subject to Standard Review within approximately 10 to 12 months of receipt, whereas the FDA’s goal is to review Priority Review applications within approximately six to eight months of receipt, depending on whether the drug is a new molecular entity. The FDA, however, may not approve a drug within these established goals, and its review goals are subject to change from time to time.

Before approving an NDA, the FDA inspects the facilities at which the product is manufactured or facilities that are significantly involved in the product development and distribution process, and will not approve the product unless cGMP compliance is satisfactory. Additionally, the FDA will typically inspect one or more clinical sites to assure compliance with GCP requirements. The FDA may also refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions.

After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter to indicate that the review cycle for an application is complete and that the application is not ready for approval. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA may ultimately decide that an application does not satisfy the regulatory criteria for approval. If, or when, the deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

If a product is approved, the approval will impose limitations on the indicated uses for which the product may be marketed, may require that warning statements be included in the product labeling, may require that additional studies or trials be conducted following approval as a condition of the approval, may impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a risk management plan, or impose other limitations. For example, as a condition of NDA approval, the FDA may require a risk evaluation and mitigation strategy, or REMS, to ensure that the benefits of the drug outweigh the potential risks. If the FDA determines a REMS is necessary during review of the application, the drug sponsor must agree to the REMS plan at the time of approval. A REMS may be required to include various elements, such as a medication guide or patient package insert, a communication plan to educate healthcare providers of the drug’s risks, limitations on who may prescribe or dispense the drug, or other elements to assure safe use, such as special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patient registries. In addition, the REMS must include a timetable to periodically assess the strategy. The requirement for a REMS can materially affect the potential market and profitability of a drug.

Further changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented, which may require us to develop additional data or conduct additional pre-clinical studies and clinical trials. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the similar procedures in reviewing NDA supplements as it does in reviewing NDAs.

Post-Approval Requirements

Any drug products for which we receive FDA approval will be subject to continuing regulation by the FDA. Certain requirements include, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information on an annual basis or more frequently for specific events, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements. These promotion and advertising requirements include standards for direct-to-consumer advertising, prohibitions against promoting drugs for uses or patient populations that are not described in the drug’s approved labeling, known as “off-label use,” and other promotional activities, such as those considered to be false or misleading. Failure to comply with FDA requirements can have negative consequences, including the immediate discontinuation of non-complying materials, adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Such enforcement may also lead to scrutiny and enforcement by other government and regulatory bodies.

Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not encourage, market or promote such off-label uses. As a result, “off-label promotion” has formed the basis for litigation under the Federal False Claims Act, violations of which are subject to significant civil fines and penalties. In addition, manufacturers of prescription products are required to disclose annually to the Center for Medicaid and Medicare any payments made to physicians in the United States under the Sunshine Act of 2012. These payments could be in cash or kind, could be for any reason, and are required to be disclosed even if the payments are not related to the approved product. A failure to fully disclose or not report in time could lead to penalties of up to USD$1 million per year of any of our product candidates will be required to comply with applicable FDA manufacturing requirements contained in the FDA’s cGMP regulations. The FDA’s cGMP regulations require, among other things, quality control and quality assurance, as well as the corresponding maintenance of comprehensive records and documentation. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are also required to register their establishments and list any products they make with the FDA and to comply with related requirements in certain states. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. These entities are further subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Discovery of problems with a product after approval may result in serious and extensive restrictions on a product, manufacturer or holder of an approved NDA, as well as lead to potential market disruptions. These restrictions may include recalls, suspension of a product until the FDA is assured that quality standards can be met, and continuing oversight of manufacturing by the FDA under a “consent decree,” which frequently includes the imposition of costs and continuing inspections over a period of many years, as well as possible withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented. Other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

The FDA also may require post-marketing testing, or Phase IV testing, as well as risk minimization action plans and surveillance to monitor the effects of an approved product or place conditions on an approval that could otherwise restrict the distribution or use of our product candidates.

Once approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

●	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

●	fines, warning letters or holds on post-approval clinical trials;

●	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;

●	product seizure or detention, or refusal to permit the import or export of products; or

●	injunctions or the imposition of civil or criminal penalties.

Pediatric trials and exclusivity

Even when not pursuing a pediatric indication, under the Pediatric Research Equity Act of 2003, an NDA or supplement thereto must contain data that is adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With the enactment of the Food and Drug Administration Safety and Innovation Act, or the FDASIA, in 2012, sponsors must also submit pediatric trial plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric trials the applicant plans to conduct, including trial objectives and design, any deferral or waiver requests, and other information required by regulation. The applicant, the FDA, and the FDA’s internal review committee must then review the information submitted, consult with each other, and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in the FDASIA.

Separately, in the event the FDA makes a written request for pediatric data relating to a drug product, an NDA sponsor who submits such data may be entitled to pediatric exclusivity. Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing exclusivity.

The Hatch-Waxman Amendments

ANDA Approval Process

The Drug Price Competition and Patent Term Restoration Act of 1984 (also known as the Hatch-Waxman Amendments), established abbreviated FDA approval procedures for drugs that are shown to be equivalent to proprietary drugs previously approved by the FDA through its NDA process. Approval to market and distribute these drugs is obtained by submitting an ANDA with the FDA. An ANDA is a comprehensive submission that contains, among other things, data and information pertaining to the active pharmaceutical ingredient, drug product formulation, specifications and stability of the generic drug, as well as analytical methods, manufacturing process validation data, and quality control procedures. Premarket applications for generic drugs are termed abbreviated because they generally do not include pre-clinical and clinical data to demonstrate safety and effectiveness. Instead, a generic applicant must demonstrate that its product is bioequivalent to the innovator drug. In certain situations, an applicant may obtain ANDA approval of a generic product with a strength or dosage form that differs from a referenced innovator drug pursuant to the filing and approval of an ANDA Suitability Petition. The FDA will approve the generic product as suitable for an ANDA application if it finds that the generic product does not raise new questions of safety and effectiveness as compared to the innovator product. A product is not eligible for ANDA approval if the FDA determines that it is not bioequivalent to the referenced innovator drug, if it is intended for a different use, or if it is not subject to an approved Suitability Petition. However, such a product might be approved under an NDA, with supportive data from clinical trials.

505(b)(2) NDAs

Section 505(b)(2) was enacted as part of the Hatch-Waxman Amendment, and permits the filing of an NDA where at least some of the information required for approval comes from studies or trials not conducted by or for the applicant and for which the applicant has not obtained a right of reference. As an alternative path to FDA approval for modifications to formulations or uses of products previously approved by the FDA, an applicant may submit an NDA under Section 505(b)(2) of the FDCA. If the 505(b)(2) applicant can establish that reliance on the FDA’s previous findings of safety and effectiveness is scientifically appropriate, it may eliminate the need to conduct certain pre-clinical studies or clinical trials for the new product. The FDA may also require companies to perform additional studies or measurements, including clinical trials, to support the change from the approved branded reference drug. The FDA may then approve the new product candidate for all, or some, of the labeled indications for which the branded reference drug has been approved, as well as for any new indication sought by the 505(b)(2) applicant.

Orange Book Listing

In seeking approval for a drug through an NDA, including a 505(b)(2) NDA, applicants are required to list with the FDA certain patents whose claims cover the applicant’s product. Upon approval of an NDA, each of the patents listed in the application for the drug is then published in the FDA’s Publication of Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the “Orange Book.” Any applicant who submits an ANDA seeking approval of a generic equivalent of a drug listed in the Orange Book or a Section 505(b)(2) NDA referencing a drug listed in the Orange Book must certify to the FDA that (1) no patent information on the drug product that is the subject of the application has been submitted to the FDA; (2) such patent has expired; (3) the date on which such patent expires; or (4) such patent is invalid or will not be infringed upon by the manufacture, use, or sale of the drug product for which the application is submitted. This last certification is known as a Paragraph IV certification. The applicant may also elect to submit a “section viii” statement certifying that its proposed label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent.

If the applicant does not challenge one or more listed patents through a Paragraph IV certification, the FDA will not approve the ANDA or Section 505(b)(2) NDA until all the listed patents claiming the referenced product have expired. Further, the FDA will also not approve, as applicable, an ANDA or Section 505(b)(2) NDA until any non-patent exclusivity, as described in greater detail below, has expired.

If the ANDA or Section 505(b)(2) NDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the owner of the referenced NDA for the previously approved product and relevant patent holders within 20 days after the ANDA or Section 505(b)(2) NDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement suit against the ANDA or Section 505(b)(2) applicant. Under the FDCA, the filing of a patent infringement lawsuit within 45 days of receipt of the notification regarding a Paragraph IV certification automatically prevents the FDA from approving the ANDA or Section 505(b)(2) NDA until the earliest to occur of 30 months beginning on the date the patent holder receives notice, expiration of the patent, settlement of the lawsuit, or until a court deems the patent unenforceable, invalid or not infringed. Even if a patent infringement claim is not brought within the 45-day period, a patent infringement claim may be brought under traditional patent law, but it does not invoke the 30-month stay.

Moreover, in cases where an ANDA or Section 505(b)(2) application containing a Paragraph IV certification is submitted after the fourth year of a previously approved drug’s five-year NCE exclusivity period, as described more fully below, and the patent holder brings suit within 45 days of notice of the Paragraph IV certification, the 30-month period is automatically extended to prevent approval of the Section 505(b)(2) application until the date that is seven and one-half years after approval of the previously approved reference product that has the five-year NCE exclusivity. The court also has the ability to shorten or lengthen either the 30 month or the seven and one-half year period if either party is found not to be reasonably cooperating in expediting the litigation.

Notwithstanding the approval of many products by the FDA pursuant to Section 505(b)(2), over the last few years, some pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). In addition to patent exclusivity, the holder of the NDA for the listed drug may be entitled to a period of non-patent exclusivity, during which the FDA cannot approve an ANDA or 505(b)(2) application that relies on the listed drug. For example, a pharmaceutical manufacturer may obtain five years of non-patent exclusivity upon NDA approval of a new chemical entity, or NCE, which is a drug that contains an active moiety that has not been approved by FDA in any other NDA. An ’‘active moiety’’ is defined as the molecule or ion responsible for the drug substance’s physiological or pharmacologic action. During the five year exclusivity period, the FDA cannot accept for filing any ANDA seeking approval of a generic version of that drug or any 505(b)(2) NDA for the same active moiety and that relies on the FDA’s findings regarding that drug, except that FDA may accept an application for filing after four years if the follow-on applicant makes a paragraph IV certification.

Another form of non-patent exclusivity is clinical investigation exclusivity. A drug, including one approved under Section 505(b)(2), may obtain a three-year period of exclusivity for a particular condition of approval, or change to a marketed product, such as a new formulation for a previously approved product, if one or more new clinical trials (other than bioavailability or bioequivalence studies) was essential to the approval of the application and was conducted/sponsored by the applicant. Should this occur, the FDA would be precluded from approving any ANDA or 505(b)(2) application for the protected modification until after that three-year exclusivity period has run. However, unlike NCE exclusivity, the FDA can accept an application and begin the review process during the exclusivity period.

Patent Term Restoration and Extension

A patent claiming a new drug product may be eligible for a limited patent term extension under the Hatch-Waxman Act, or PTE, which permits an extended patent term of up to five years for the developed pharmaceutical to compensate for patent term lost during product development and the FDA regulatory review. The PTE period granted is typically one-half the time between the effective date of an IND and the submission date of an NDA, plus the time between the submission date of an NDA and the ultimate approval date. However, the PTE cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved drug product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple drugs for which approval is sought can only be extended in connection with one of the approvals. The U.S. Patent and Trademark Office reviews and approves the PTE application in consultation with the FDA.

Review and Approval of Drug Products Outside the United States

In addition to regulations in the United States, if we target non-U.S. markets, we will be subject to a variety of foreign regulations governing manufacturing, clinical trials, commercial sales and distribution of our future product candidates. Whether or not we obtain FDA approval for a product candidate, we must obtain approval of the product by the comparable regulatory authorities of foreign countries before commencing clinical trials or marketing in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized, decentralized or mutual recognition procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure includes selecting one “reference member state,” or RMS, and submitting to more than one member state at the same time. The RMS National Competent Authority conducts a detailed review and prepares an assessment report, to which concerned member states provide comment. The mutual recognition procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states post-initial approval. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize the approval.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the United States and other markets, sales of any product candidates for which we receive regulatory approval for commercial sale will depend in part on the availability of coverage and reimbursement from third-party payors. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. The process for determining whether a payor will provide coverage for a drug product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the drug product. Third-party payors may limit coverage to specific drug products on an approved list, or formulary, which might not include all of the FDA-approved drug products for a particular indication.

Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of VERED and TWIN, in addition to the costs required to obtain the FDA approvals. For example, VERED and TWIN may not be considered medically necessary or cost-effective. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

In March 2010, the President of the United States signed the Affordable Care Act, one of the most significant healthcare reform measures in decades. The Affordable Care Act substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacted the pharmaceutical industry. The comprehensive USD$940 billion dollar overhaul ultimately extended coverage to approximately 31 million previously uninsured Americans. The Affordable Care Act contained a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement changes and fraud and abuse, which impacted existing government healthcare programs and will result in the development of new programs, including Medicare payment for performance initiatives and improvements to the physician quality reporting system and feedback program. Additionally, the Affordable Care Act: increased the minimum level of rebates payable by manufacturers of brand-name drugs from 15.1% to 23.1%; and imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” to specific federal government programs. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the Affordable Care Act. In 2017, the Tax Cuts and Jobs Act was enacted, which, among other things, removes penalties for not complying with the Affordable Care Act’s individual mandate to carry health insurance. It is uncertain the extent to which any such changes may impact our business or financial condition.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. In August 2011, the President signed into law the Budget Control Act of 2011, which, among other things, created the Joint Select Committee on Deficit Reduction to recommend to Congress proposals in spending reductions. Additionally, in January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Recently there has also been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed bills designed to, among other things, reform government program reimbursement methodologies. Individual states in the United States have also become increasingly active in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. We expect that additional state and federal healthcare initiatives will be adopted in the future, any of which could impact the coverage and reimbursement for drugs, including our product candidates, if approved.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies or trials that compare the cost-effectiveness of a particular product candidate to currently available therapies. For example, the European Union provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a drug product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, there are increasingly high barriers to entry for new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.

Healthcare Laws and Regulations

Our current and future business operations may be subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which we conduct our business. Such laws include, without limitation, state and federal anti-kickback, fraud and abuse, false claims, privacy and security, price reporting and physician sunshine laws. Some of our pre-commercial activities are subject to some of these laws.

The federal Anti-Kickback Statute makes it illegal for any person or entity, including a prescription drug manufacturer or a party acting on its behalf to knowingly and willfully, directly or indirectly solicit, receive, offer, or pay any remuneration that is intended to induce the referral of business, including the purchase, order, lease of any good, facility, item or service for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. The term “remuneration” has been broadly interpreted to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, formulary managers, and beneficiaries on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Violations of this law are punishable by up to five years in prison, and can also result in criminal fines, civil money penalties and exclusion from participation in federal healthcare programs. Moreover, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act.

The federal civil False Claims Act prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, for payment to, or approval by, federal programs, including Medicare and Medicaid, claims for items or services, including drugs, that are false or fraudulent or not provided as claimed. Persons and entities can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. In addition, our future activities relating to the reporting of wholesaler or estimated retail prices for our product candidates, the reporting of prices used to calculate Medicaid rebate information and other information affecting federal, state and third-party reimbursement for our product candidates, and the sale and marketing of our product candidates, are subject to scrutiny under this law. Penalties for federal civil False Claims Act violations may include up to three times the actual damages sustained by the government, plus mandatory civil penalties for each separate false claim, the potential for exclusion from participation in federal healthcare programs, and, although the federal False Claims Act is a civil statute, False Claims Act violations may also implicate various federal criminal statutes.

HIPAA created new federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Like the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

The civil monetary penalties statute imposes penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

Also, many states have similar fraud and abuse statutes or regulations that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. Additionally, to the extent that any of our product candidates are sold in a foreign country, we may be subject to similar foreign laws.

HIPAA, as amended by HITECH, and their implementing regulations, including the final omnibus rule published on January 25, 2013, mandates, among other things, the adoption of uniform standards for the electronic exchange of information in common healthcare transactions, as well as standards relating to the privacy and security of individually identifiable health information, which require the adoption of administrative, physical and technical safeguards to protect such information. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates, defined as independent contractors or agents of covered entities that create, receive or obtain protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities and business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, certain state laws govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties.

The Affordable Care Act imposed, among other things, new annual reporting requirements for covered manufacturers for certain payments and other transfers of value provided to physicians and teaching hospitals, as well as certain ownership and investment interests held by physicians and their immediate family members. Failure to submit timely, accurately and completely the required information for all payments, transfers of value and ownership or investment interests may result in civil monetary penalties. Certain states also mandate implementation of compliance programs, impose restrictions on drug manufacturer marketing practices, require reporting of marketing expenditures and pricing information and/or require the tracking and reporting of gifts, compensation and other remuneration to physicians.

Because we intend to commercialize products that could be covered by a federal healthcare program and other governmental healthcare programs, we intend to develop a comprehensive compliance program that establishes internal controls to facilitate adherence to the rules and program requirements to which we will or may become subject. Although the development and implementation of compliance programs designed to establish internal controls and facilitate compliance can mitigate the risk of investigation, prosecution, and penalties assessed for violations of these laws, the risks cannot be entirely eliminated.

If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, the curtailment or restructuring of our operations, exclusion from participation in federal and state healthcare programs and individual imprisonment, any of which could adversely affect our ability to operate our business and our financial results.

4C. Organizational Structure

For descriptions of our organizational structure, contractual arrangements, variable interest entity and subsidiaries as of the date of this Annual Report, please see “Item 3. Key Information - Our Corporate Structure and Certain Financial Conditions.”

4D. Property, Plants and Equipment

Our headquarters is located at 639-641 Glenhuntly Rd, Caulfield, VIC 3162, Australia, with approximately 2,000 square feet of space. On October 30, 2021, we entered into a sub-lease agreement with Lifestyle Breakthrough Holding U/T (“Lifestyle”) for our office space which makes up half of the 4,000 square feet building. Under the current sub-lease, we pay rent of AUD$3,000 per month (excluding variable outgoings). The lease expired on November 1, 2023 and the Company is continuing the former lease terms on a month to month basis with Lifestyle in anticipation of finalizing a new lease with Lifestyle in the financial year ending June 30, 2025.

In addition, on February 2, 2024, we and Monash University in Melbourne (“Monash”) entered into an agreement for the rental of additional laboratory facilities to undertake further research activities. The facility arrangement would also allow us to better engage with Monash staff, student and graduates for our verticals. Under the agreement, in consideration of AUD$10,644.75 per month, Monash shall provide 63 square meters of laboratory space and scientific equipment contained therein to conduct further research. The agreement has an initial term of February 5, 2024 until February 2, 2025.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, the notes to those financial statements and other financial data that appear elsewhere in this Annual Report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Item 3. Key Information - D. Risk Factors” and elsewhere in this Annual Report. Our consolidated financial statements are prepared in conformity with IFRS.

Item 5.A. Operating Results

We are a clinical and science-based company that is focused on developing and commercializing white label gel-based delivery solutions for prescription drugs, nutraceuticals, pet care and other products. A “white label” gel-based delivery solution is where we produce a product that other companies rebrand as their own product. Our principal products are edible gels, which we refer to as gels, and their application in gel-based dosage forms. Our current product suite consists of multiple products that sit within five core verticals — for pets, sports, pharmaceutical (pharma), over-the-counter (OTC) and nutraceutical — all of which leverage our patent pending multiple-ingredient dosage forms, and that we expect to have a wide range of applications and consumers. We currently focus our efforts on out-licensing our technology to companies to develop and create new products they can manufacture and sell within their established and researched markets, while we continue to manufacture our existing products under license.

Financial Operations Overview

Revenues

The business received advance deposits of AUD$267,301(USD$192,457) from six clients in March 2022 for their initial orders. For these clients, we shipped 15,000 units during May 2022 and 250,000 units during June 2022, with all these shipped products resulting in AUD$147,536 (USD$106,226) now being recognized as revenue at the financial year ended June 30, 2022. The remaining orders continue to be held as deferred revenue in the amount of AUD$119,765 (USD$86,231). For the year ended June 30, 2023, we delivered 60,000 units in December, 2022 and recognized revenue of AUD$79,843 (USD$57,487) from the deferred revenue balance at June 30, 2022. The delay in completing the manufacturing in support of the new January 2023 orders, and being able to recognize the relevant component of the existing deferred revenue balance as income, is due to certain of our customers experiencing cash flow difficulties and therefore being unable to pay for the order at the time. These customers have not cancelled their orders and they expect to resolve their cash flow difficulties and we plan to manufacture and deliver such units ordered as soon as they resolve their cash flow difficulties in the fiscal year ending June 30, 2025. Due to world-wide supply chain delays which affected timing of prior product shipments, the Company has put in place strategies to mitigate delays in the future, including to establish an additional sampling and research and development facility at its headquarters in Melbourne, Australia. The Company expects to finalize a dedicated production line with a GMP certified manufacturer in Melbourne, Australia in the fiscal year ending June 30, 2025 to further enhance production capacity which will avoid future delays. The Company has also put in place more rigorous qualification procedures to ensure customers have the financial ability to proceed with orders through to manufacturing in a timely manner. For the year ended June 30, 2022, we invoiced a total of AUD$267,301 (USD$192,457) for units ordered, of which approximately AUD$147,536 (USD$106,226) was delivered to customers and recognized as revenue. The remaining AUD$119,765 (USD$86,231) was for orders that have been invoiced but not delivered and as such were not recognized as revenue and are considered deferred revenue. As a result, for the year ended June 30, 2022, approximately 50.2% of the orders ordered were with related parties and 91% of revenue recognized were with related parties. From July 1, 2022 to June 30, 2024, total units ordered were 400,000 and none were with related parties. Cumulatively, through June 30, 2024, approximately 23% of total units ordered were from related parties and none of the January 2023 or October 2023 orders were from related parties.

Prior to the financial year ended June 30, 2022, our revenue was derived solely from government incentives including the export market and development incentive and research and development tax incentive. During the year ended June 30, 2024 and 2023, we derived income from research and development tax incentive, and foreign exchange gains and during the year ended June 30, 2023, we also derived revenue from contract with customers and gains on loan modifications.

For the year ended June 30, 2024, we had prioritized pharmaceutical research and improving operational processes, and we expect to grow and execute on our business plans with lower overheads and expenses in the financial year ending June 30, 2025. To facilitate this, we entered into a rental contract, filed as an exhibit to the registration statement of which this prospectus forms a part, for laboratory facilities with Monash University on February 2, 2024 (the “Monash Facilities”) for further research purposes. Our lack of personnel, and our focus on research, and identifying and establishing a laboratory facility, adversely affected our ability to close new sales opportunities. We believe this will have a short-term impact on sales revenue which was nil for the year ended June 30, 2024 as compared to AUD$79,843 for the same period ended 2023.

With the Monash Facilities established and fitted, we have resumed our sales activities with a focus on the animal health, nutraceutical, sports, over-the-counter and pharmaceuticals verticals. Notwithstanding the foregoing we are currently prioritizing pharmaceutical research on our existing 505b(2) application and seeking other potential pharmaceutical candidates through such pathway.

The delay in completing the January 2023 orders, and recognizing the relevant component of the outstanding deferred revenue balance as income, is due to certain of our clients experiencing cash flow difficulties and being unable to pay for their outstanding orders. These customers have not cancelled their orders and they expect to resolve their cash flow difficulties and we plan to manufacture and deliver such units ordered as soon as they resolve their cash flow difficulties in the fiscal year ending June 30, 2025. We have also put in place more rigorous qualification procedures to ensure customers have the financial ability to proceed with orders through to manufacturing in a timely manner. In the event that cash flow difficulties continue for such customers, we have a policy where all orders and deposits are non-refundable and we will not process any refunds for them. As a result of the foregoing delays, we have not recognized revenues from undelivered orders for the year ended June 30, 2024 and we expect to recognize such revenues upon delivering these orders for the year ending June 30, 2025.

We continue to discuss revenue opportunities with existing and prospective customers and we remain confident in our sales strategy and our strong existing new business pipeline, and we would fulfil our revenue numbers should each existing potential client in the pipeline eventuate. However, for the business to generate its expected revenue from products sales and licenses in the financial year ending June 30, 2026, we need to ensure the following events will occur:

1)	Manufacturing — As we continue to have part of our manufacturing process in Xiamen, Fujian, China, we remain confident that products will still be manufactured and shipped to our customers globally. However, given the follow-on effects to the Chinese economy due to stringent protocols of COVID-19 there, we must remain vigilant on any potential change. We also rely on all raw materials being readily available both in China and in our US operations. We are continuing to see first-hand delays of ingredients reaching our manufacturers on time.

2)	Advertising — We have allowed for a substantial advertising budget in the financial year ending June 30, 2025 to introduce the business and our products and services to potential licensees. This will include a combination of increased sales staff, attendance at relevant exhibitions and conferences, and more traditional online advertising and marketing efforts. The business will also be launching a series of mini websites, each site based on our products, to educate and serve as a resource material to our existing customers and potential customers. This would in turn potentially sell Gelteq products and to initiate more relevant marketing activity.

3)	Existing Clients — We already have existing licensees. Many of our clients have forecast future orders later this calendar year, and we believe these orders will assist us in realizing our desired revenue targets. At the date of this prospectus, we expect approximately 1 million units to be ordered from existing customers, with many of these being treated as pilots with lower margins. We anticipate that such orders would increase our products’ market exposure in the wider market; additional orders from these clients may provide increased sales revenues and gross margins. In addition, we would be in a position to negotiate higher per unit pricing for any new clients we acquire subsequent to the pilot sales, which in turn would provide higher overall margins for the business. As such, we thereby believe that the initial sales may generate the conditions for further revenues which would improve our financial position. However, it is the additional revenue opportunities that may develop as a result of these orders, and which are not immediately quantifiable, that we believe will provide a potential revenue source during the year ended June 30, 2025. There is no guarantee that all or any of pre-ordered amounts will come to fruition, as we depend on our customers’ cash flows to manufacture the products as well as the outcome of the initial trial orders for some of our licensees. However, such customers experiencing cash flow difficulties as of the date of this prospectus had not cancelled their orders and we plan to manufacture and deliver such units ordered as soon as they resolve their cash flow difficulties in the fiscal year ending June 30, 2025. Strengthening our confidence in our pipeline, an existing client has placed orders for two new products in January 2023, of which we received a AUD$45,437 (USD$32,715) non-refundable deposit for such orders in May 2023, and a new client placed an order for 80,000 units in January 2023. These are all at higher margins that exceed the pilot prices and once customers’ cash flow improves, as expected by December 31, 2024, we expect to deliver these orders. In October 2023, we received a further order for 200,000 units in our nutraceutical vertical, of which we received a non-refundable deposit of AUD$40,000 (USD$28,800). This is a client of a group that has extensive global reach and sales channels and as such, has the potential for large-scale orders in the future. To facilitate this relationship, their initial order has been negotiated to be at a lower margin.

4)	New Hires — To date, we have not been adequately staffed to be able to reach our projected forecasted revenues. We have allowed the hiring of new hires to directly assist us to reach our revenue targets, and these hires are spread across the business to ensure all sectors are adequately staffed and working towards business performance. We expect that we will onboard an additional six sales managers in the year ending June 30, 2025 once adequate funds from this offering have been raised to assist us in meeting our revenue targets.

Operating expenses

Our company’s focus has been on research, with our operating expenses being made up of corporate and administrative expenses together with research expenses.

Research expenses

Our research expenses consist of:

●	salaries for research staff and consultants, including employee benefits;

●	expenses paid to contracted University for product testing, validation and pre-clinical studies; and

●	raw material expenses.

The primary research on our gel based delivery system is complete and the Company has already begun manufacturing across different product verticals in May 2022.

With our product verticals, in the financial year ending June 30, 2025, we will prioritize research and development in our pharmaceutical/OTC vertical. Unlike foods, nutraceuticals, and sporting verticals, pharmaceutical and OTC regulations are stricter and require clinical work or studies. Clinical research and development costs differ at different stages of the product research and development cycle. As our focus is on the 505(b)(2) pathway, these expenses are substantially less than that of a new drug development. However, the studies required can still be unpredictable in cost. While we do all the required lab work possible prior, there is inherent uncertainly in a clinical trial that makes it difficult to be assured of the time when the results will arrive and whether additional trials are needed. Given this, the timing for income generation from these products has uncertainties and we may require additional research and development costs to finalize a product.

The 505(b)(2) pathway is the shortest timeline we can take to register a product with the FDA as the approved timeline requires stability and bioequivalence data rather than three phases of clinical trials. Any trials which have a negative outcome, or any requirements from a regulatory body for additional data will create a delay to income and increase our research and development costs which in turn can have a material adverse effect on our operations.

Corporate and administrative expenses

Our corporate and administrative expenses are primarily made up of staff and consultants’ salaries, employee benefits, professional fees for auditors, consultants and legal counsel and advertising and marketing expenses. Such expenses are incurred in the process of becoming an Australian public company that is to be treated as a public company in the United States.

We can expect the corporate and administrative expenses to increase through an increase in staffing expenses and employee benefits, legal and auditor professional fees, fees associated with stock exchange listing and SEC requirements, investor relations expenses and insurances.

As we have products ready for commercialization, the increase in staff expenses is expected to prepare for commercial operations, in particular around sales and marketing of our products. COVID-19 restrictions continue to ease which will allow for necessary staff travel and increased participation in conferences.

Financial expenses

Financial expenses mainly includes interest on existing shareholders’ loans at an interest rate of 12% per annum, with a term of 18 months and maturing on July 15, 2023. On January 3, 2023, the existing shareholder loans the Company entered into on January 20, 2022 (totaling AUD$1,493,445 at an interest rate of 12% per annum maturing on July 15, 2023) were extended for an additional 12 months at an interest rate of 12% per annum maturing on July 15, 2024. The foregoing loan extension constitutes a substantial modification per IFRS 9, and therefore the original liability is derecognized on modification date, and the new liability for the extended loans is recognized at fair value discounted using an appropriate discount rate. The resulting gain on the modification of the liability (AUD$222,681, USD$160,330) is recognized in the consolidated statements of profit or loss and other comprehensive income in the June 30, 2023 financial statements. Also, as products are manufactured and sold, together with necessary clinical trials, we can expect an increase in financial expenses which will consist mainly of expenses related to foreign currency exchange transactions and standard bank charges.

Acquisitions

During the year ended June 30, 2021, we acquired Nutrigel Pty Ltd and Unit Trust (NPL) and Sport Supplements Pty Ltd and Unit Trust (SSPL). We completed both transactions on a 100% all-script offer, ensuring no cash constraints on the business, and allowing the business to put funds into growing the sports business and the formulations that were acquired as part of the Nutrigel transaction. We believe these acquisitions will significantly enhance Gelteq’s technological research and product portfolio which in turn would drive both short and medium term revenue growth.

Acquisition of Nutrigel Pty Ltd and Unit Trust (NPL)

On June 13, 2021, we acquired 100% beneficial interest in Nutrigel Pty Ltd and Unit Trust, NPL or Nutrigel, for a consideration of AUD$9,326,400, comprising the issuance of 1,740 fully paid Ordinary Shares of Gelteq Limited to the vendors, with a deemed fair value of AUD$5,360 per fully paid ordinary share. All shares were issued prior to the wider company share split of 1,050 shares for each share outstanding. Post share split, this equates to 1,827,000 shares at AUD$5.10 per fully paid ordinary share.

Nutrigel is a company which had finalized its research in pet nutraceuticals, including detailed recipes and associated marketing materials. The acquisition of Nutrigel was executed as it is in line with the Company’s strategic plan of expanding its product offering, the timing being the most optimal for the respective parties.

Acquisition of Sport Supplements Pty Ltd and Unit Trust (SSPL)

On June 13, 2021, we acquired 100% beneficial interest in Sport Supplements Pty Ltd and Unit Trust, SSPL or Sport Supplements, for a consideration of AUD$14,659,600, comprising the issuance of 2,735 fully paid Ordinary Shares of Gelteq Limited to the vendors, with a deemed fair value of AUD$5,360 per fully paid ordinary share. All shares were issued prior to the wider company share split of 1,050 in shares for each share outstanding. Post share split, this equates to 2,871,750 shares at AUD$5.10 per fully paid ordinary share.

Sport Supplements is a company which focused on products for sporting elites through to the everyday person exercising. It had an exclusive license agreement for the sale of an existing brand’s products (soccer supplements) across 12 regions. Sports supplements had a full product suite targeting specific sports which is a huge differentiator in the sporting landscape, together with branding and marketing materials. The Company’s acquisition of sports supplements further enhances the breadth of Gelteq’s product offerings and its geographic reach across its key verticals.

Historical Financial Performance — For the years ended June 30, 2024 and 2023.

The Company presents and reports its financial statements in accordance with International Financial Reporting Standards (IFRS) and in Australian Dollars (AUD$ or A$), its presentation currency.

Historical information

Management’s discussion and analysis of our financial position and results of operations is based on our consolidated financial statements, which we have prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRSs).

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results.

The Company’s financial statements for the year ended June 30, 2024 have been audited by M&K CPAS, PLLC and the Company’s financial statements for the year ended June 30, 2023 have been audited by UHY Haines Norton, Sydney in accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”).

Financial Position in AUD$:

	As at June 30, 2024	As at June 30, 2023
ASSETS
Current Assets
Cash and cash equivalents	24,522	399,224
Trade and other receivables	183,004	345,291
Inventories	-	95,201
Prepayments and other assets	95,700	151,258
Total Current Assets	303,227	990,974

Non-Current Assets
Plant and equipment	16,642	—
Right-of-use assets	-	10,001
Intangible Assets	20,437,958	21,493,661
Total Non-Current Assets	20,454,600	21,503,662
Total Assets	20,757,827	22,494,636

LIABILITIES
Current Liabilities
Trade and other payables	1,558,186	1,184,404
Deferred Revenue	125,359	85,359
Borrowings	2,084,152	5,086
Lease liabilities	-	11,896
Employee benefit provisions	98,368	77,780
Total Current Liabilities	3,866,065	1,364,525

Non-Current Liabilities
Borrowings	1,759,447	2,471,619
Lease liabilities	-	—
Employee benefit provisions	20,018	—
Total Non-Current Liabilities	1,779,465	2,471,619
Total Liabilities	5,645,530	3,836,144
Net Assets	15,112,297	18,658,492

EQUITY
Issued capital	26,608,227	26,608,227
Reserves		—
Accumulated losses	(11,495,930)	(7,949,735)
Total Equity (Deficit)	15,112,297	18,658,492

Years ended June 30, 2024 and 2023

Extract of Statement of comprehensive income (in AUD$)

The following table summarizes the results of operations for the years ended June 30, 2024 and 2023:

	Year ended June 30
	2024	2023
	AUD$	AUD$
Revenue from contract with customers	—	79,843
Raw materials and consumable expenses	—	(48,925)
Research expenses	(276,057)	(665,035)
Corporate & administrative expenses	(3,417,022)	(3,412,672)
Gains from loan modification	—	222,681
Other income	146,884	317,888
Loss before income tax	(3,546,195)	(3,506,220)
Income tax expense	—	—
Loss after income tax	(3,546,195)	(3,506,220)

Revenue from contract with customers

During the year ended June 30, 2024, revenue from contract with customers decreased by AUD$79,843 to nil (June 30, 2023 AUD$79,843). This decrease is attributable to undelivered orders as some of our customers are experiencing cashflow difficulties and are unable to pay for their outstanding orders. However, they have not cancelled their orders as they expect to resolve their cash flow difficulties in the fiscal year ending June 30, 2025. Accordingly, we plan to manufacture and deliver such orders in the fiscal year ending June 30, 2025. Also, one of our customers placed an order in October 2023 and had requested their order to be manufactured and deliver in the fourth quarter of the calendar year ending 2024. As such, we plan to manufacture and deliver such units in the year ending June 30, 2025.

Raw materials and consumable expenses

As mentioned in the section “Revenue from contract with customers” above, no cost has been incurred on raw material and consumables expenses during the year ended June 30, 2024.

During the year ended June 30, 2023, the Company incurred raw materials and consumables expenses of AUD$48,925. The Company incurred these expenses to help facilitate the manufacturing of products with its contract manufacturers. The reduction is in line with less products being manufactured in this period.

Research expenses

During the year ended June 30, 2024, research expenses decreased by approximately 58% (AUD$388,978) to AUD$276,057 as compared to the similar period last year (2023: AUD$665,035). The decrease in research expenses is attributable to less product testing and validations conducted and more time spent to setup new research laboratory facilities. The lower volume of product testing and validations reduced the amount of external costs borne by the Company, which resulted in lower research costs. Research expenses are those focused primarily on research projects, and as such the Company does not allocate employee involvement in establishing research facilities to research expenses. Therefore, employee involvement in establishing the new research facilities also led to lower research expenditures for the period ended June 30, 2024 compared to June 30, 2023.

Cash and cash equivalents

Years ended June 30, 2024 and 2023

Cash and cash equivalents decreased by AUD$374,702 to AUD$24,522 at June 30, 2024 as compared to June 30, 2023, of AUD$399,224, as a result of decrease in cash inflow from financing activities and increase in cash used in investing activities offset by decrease in cash used in operating activities.

For the year ended June 30, 2024, net cash used in operating activities decreased by AUD$699,964 to AUD$1,070,471 relative to AUD$1,770,435 for the corresponding period last year. The decrease is primarily attributable to a decrease in payments to suppliers and employees of AUD$505,278 (June 30, 2024, AUD$1,372,801 compared to AUD$1,878,079 at June 30, 2023) and payment to initial public offering suppliers of AUD$160,489 (June 30, 2024, Nil compared to AUD$160,489 at June 30, 2023).

The decrease in cash used in operating activities was offset by increase in cash used in investing activities of AUD$72,239 due to acquisition of intangible assets and property, plant and equipment.

The decrease in cash used in operating activities was also offset by decrease in cash from financing activities attributable to nil proceeds from share application (June 30, 2023: AUD$1,431,162)

Trade and other receivables

Trade and other receivables decreased by AUD$162,286 to AUD$183,005 at June 30, 2024 as compared to AUD$345,291 as at June 30, 2023. The decrease was predominantly due to a decrease in the research and development tax refund receivable of AUD$119,744.

Machinery acquisition costs increased by AUD$16,642 as at June 30, 2024 relative to nil at June 30, 2023 due to acquisition of property, plant and equipment.

Inventories

Inventories decreased by AUD$95,201 to nil as at June 30, 2024 due to an inventory write off (June 30, 2023: AUD$95,201).

Intangible Assets

Intangible assets (including right-of-use assets) decreased by AUD$1,065,704 to AUD$20,437,958 at June 30, 2024 as compared to AUD$21,503,662 as at June 30, 2023, predominantly due to amortization of AUD$1,210,724 for the year ended June 30, 2024 offset by increase in patents and trademarks of AUD$145,020.

Trade and Other payables

Trade and other payables increased by AUD$373,782 to AUD$1,558,186 at June 30, 2024 as compared to AUD$1,184,404 as at June 30, 2023, primarily attributable to an increase in PAYG withholding payable of AUD$265,082 to AUD$314,599 (June 30, 2023: AUD$49,517) and an increase in superannuation payable of AUD$104,739 to AUD$121,530 ((June 30, 2023: AUD$16,791).

Gains from loan modification

During the year ended June 30, 2024, gains from loan modification decreased by AUD$222,681 to nil at as there was no modification of loan (June 30, 2023: AUD$222,681).

Other Income

Other income for the year ended June 30, 2024 has decreased by AUD$171,004 to AUD$146,884 as compared to AUD$317,888 for the year ended June 30, 2023. Other income comprises the Research and Development tax incentive and foreign exchange gain.

The Company is eligible for the Australian Government Research and Development Tax Incentive (“R&D Tax Incentive”) that provides tax offsets for expenditure on eligible R&D activities. Under the program, the Company is entitled to a refundable R&D credit in Australia on the eligible R&D expenditure incurred on eligible R&D activities. The R&D Tax Incentive is overseen by the Australian Taxation Office and AusIndustry, a business advisory arm of the Australian government. The R&D Tax Incentive legislation, Income Tax Assessment Act 1997, Division 355, provides for a refundable R&D tax offset equal to the Company’s corporate tax rate plus an 18.5% premium for companies with an aggregated turnover of below AUD$20 million.

The refundable R&D tax offset is accounted for under IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, as per which the R&D tax offset income is recognized when there is reasonable assurance that it will be received. It is recognized in the statement of comprehensive income in the same period that the related costs are recognized as expenses and relates to refundable amounts on approved expenses.

Deferred revenue

Deferred revenue as at June 30, 2024 stands at AUD$125,359 as compared to AUD$85,359 at June 30, 2023 reflecting an increase of AUD$40,000. Deferred revenue represents amounts received for purchase orders that are yet to be delivered as at June 30, 2024.

Borrowings (current and non-current)

Borrowings at June 30, 2024, stands at AUD$3,843,599 representing: loans of AUD$18,636 received from Directors of which AUD$5,086 is current and AUD$13,550 is non-current; shareholder loan of AUD$1,923,000 (current), convertible notes of AUD$1,745,897 (non-current) and loans from associated entities of AUD$156,066 (current). Borrowings during the June 30, 2024 financial year had increased to AUD$3,843,599 as compared to AUD$2,476,705 for the year ended June 30, 2023, due to the issuance of new convertible notes, which stands at AUD$1,745,897 as at June 30, 2024 (June 30, 2023: AUD$839,115), and issuance of new shareholder loan which stands at AUD$1,923,000 as at June 30, 2024 (June 30, 2023: AUD$1,463,650).

Corporate and administrative expenses (in AUD)

	Year ended June 30
	2024	2023
	AUD$	AUD$
Employment expenses	875,579	752,584
Corporate expenses	222,641	428,922
IPO related expenses	166,084	278,319
Depreciation and amortization expenses	1,211,896	1,226,491
Advertising & marketing expense	18,200	166,929
Share based expense	—	—
Intellectual Property Services	—	—
Legal expenses	—	5,270
Consulting fees	750	80,407
Other expenses	145,851	69,681
Finance costs	600,220	404,069
Total Corporate and administrative expenses	3,241,221	3,412,672

During the year ended June 30, 2024, total corporate and administrative expenses decreased by AUD$171,451 to AUD$3,241,221 relative to AUD$3,412,672 in the similar period last year.

The AUD$171,451 decrease in corporate and administrative expenses during the year ended June 30, 2024, relative to June 30, 2023, was predominantly due to decrease in (i) corporate expenses of AUD$206,281 due to lower professional and management fees; (ii) advertising and marketing expenses of AUD$148,729 due to fewer marketing activities; and (iii) consulting fees of AUD$79,657 due to a decrease in external consultants used during the year. The decrease in corporate and administrative expenses was offset by an increase in (i) finance cost of AUD$196,151 due to additional interest relating to the shareholders loans and convertible notes and (ii) employment expenses of AUD$122,995 attributable to an increase in permanent and contract staff.

Liquidity and Capital Resources (in AUD$)

The following table summarizes our changes in working capital from June 30, 2023 to June 30, 2024:

	June 30, 2024		June 30, 2023		Change
Current Assets	AUD$	276,522	AUD$	990,974	AUD$	(714,452)
Current Liabilities	AUD$	3,866,065	AUD$	1,364,525	AUD$	2,501,540
Working Capital	AUD$	(3,589,543)	AUD$	(373,551)	AUD$	(3,215,992)

As at June 30, 2024, there is a deficit of current assets over current liabilities of AUD$3,589,543 (June 30, 2023: deficit of current assets over current liabilities of AUD$373,551), however, we believe, that we would be able to meet our short-term obligations as they come due. The increase in the current liabilities for the year ended June 30, 2024 is due to outstanding shareholder loans with a balance of $1,923,000 due on December 31, 2024 which were reclassified as current liabilities from non-classified liabilities as at June 30,2024. The increase in the current liabilities should be viewed in light of the extension of due dates for the shareholder loans to December 31, 2025. In addition, on October 30, 2024, we consummated our initial public offering of 1,300,000 ordinary shares at a price of US$4.00 per share, generating gross proceeds to the Company of $5.2 million (approximately A$7.95 million) before deducting underwriting discounts and offering expenses.

The following table sets out information as to consolidated cash flow information for the years ended June 30, 2024 and 2023 in AUD$.

	Years ended June 30
	2024		2023
	AUD$		AUD$
Net cash (used in) operating activities	AUD$	(1,070,471)	AUD$	(1,770,435)
Net cash (used in) investing activities	AUD$	(148,170)	AUD$	(75,931)
Net cash from financing activities	AUD$	843,939	AUD$	2,030,547
Net cash inflow/(outflow)	AUD$	(374,702)	AUD$	184,181
Effects of exchange rate changes on cash and cash equivalents	AUD$	-	AUD$	52,558
Net increase/(decrease) in cash and cash equivalents	AUD$	(374,702)	AUD$	236,739

Years ended June 30, 2024 and 2023

As of June 30, 2024, we had cash and cash equivalents of AUD$24,522 compared to cash and cash equivalents of AUD$399,224 as of June 30, 2023. The decrease in cash and cash equivalents of AUD$374,702 is attributed to the following activities:

For the year ended June 30, 2024, net cash used in operating activities was AUD$1,070,471relative to AUD$1,770,435 for the corresponding period last year, registering decrease of AUD$699,964. The decrease in cash used in operating activity is primarily attributable to a decrease in payments to suppliers and employees of AUD$505,278 (June 30, 2024, AUD$1,372,801 compared to AUD$1,878,079 at June 30, 2023) and payment to initial public offering suppliers of AUD$160,489 (June 30, 2024, Nil compared to AUD$160,489 at June 30, 2023).

For the year ended June 30, 2024, net cash used in investing activities increased by AUD$72,239 due to acquisition of intangible assets and property, plant and equipment.

For the year ended June 30, 2024, net cash from financing activities decreased by AUD$1,186,608 to AUD$843,939 (June 30, 2023: AUD$2,030,547) primarily due to the nil proceeds from share application (June 30, 2023: AUD$1,431,162) offset by capital issue cost of nil (June 30, 2023: AUD$121,844)

For the year ended June 30, 2024, effects of exchange rate changes on cash and cash equivalents decreased by AUD$52,558 to AUD$ nil (June 30, 2023: AUD$52,558) due to decrease in foreign currency transactions.

Cash Flow

In January 2023, we negotiated with holders of our unsecured loans to extend the terms of the loans for another 12 months on the same terms from July 2023 until July 2024. In October 2023, all holders of the unsecured loans have agreed to further extend the terms of the loans until December 31, 2024. This extension further reduces our immediate or short term liabilities.

On October 3, 2023, the Company closed the Convertible Note offering raising approximately AUD$1,004,889 (AUD$410,000 plus USD$400,000 calculated at the daily exchange rate when each amount was received). Each Convertible Note shall have a face value of AUD$1, an annual interest rate of 12% and have a maturity date of December 31, 2025. Each holder of a Convertible Note may, prior to 90 days of their maturity date and pursuant to the terms of the Convertible Note, either elect to convert their Convertible Note into Ordinary Shares or redeem their Convertible Note for an Australian cash payment. The December 31, 2025 repayment date of the Convertible Notes are intended to alleviate the Company’s short term liabilities.

On March 26, 2024, the Company closed the February 2024 Convertible Note offering, raising AUD$357,338 (approximately AUD$75,000 plus approximately USD$185,000 calculated at the daily exchange rate when each amount was received). Each February 2024 Convertible Note shall have a face value of AUD$1, an annual interest rate of 6% and have a maturity date of December 31, 2025. Each holder of a February 2024 Convertible Note may, prior to 90 days of their maturity date and pursuant to the terms of the February 2024 Convertible Note, either elect to convert their February 2024 Convertible Note into Ordinary Shares or redeem their February 2024 Convertible Note for an Australian cash payment. The December 31, 2025 repayment date of the February 2024 Convertible Notes are intended to alleviate the Company’s short term liabilities.

On May 27, 2024, our board of directors approved the issuance of convertible notes (the “May 2024 Convertible Note”) to raise up to AUD$1,000,000. Each May 2024 Convertible Note had a face value of AUD$1, an annual interest rate of 6% and have a maturity date of December 31, 2025. Each holder of a May 2024 Convertible Note may, prior to 90 days of their maturity date and pursuant to the terms therein, either elect to convert their May 2024 Convertible Note into Ordinary Shares at a conversion discount rate of 22% or redeem their May 2024 Convertible Note for an Australian cash payment. As of the date of this prospectus, the Company has received approximately AUD$1million (approximately AUD$315,000 plus approximately USD$450,000 calculated at the daily exchange rate when each amount was received) through the issuance of the May 2024 Convertible Notes.

The Company closed its initial public offering on October 30, 2024, issuing 1.3 million ordinary shares at an issue price of US$4.00 per share and raising USD$5.2 million (approximately AUD$7.95 million) before deducting underwriting discounts and offering expenses.

We do not expect to require additional capital apart from the proceeds of this offering should our operations continue as forecasted. Should we experience lower than expected sales volumes, then we may be required to consider additional financing options to continue the Company’s growth to achieve positive cash flow. However, we intend to adjust our expenses to align with the revenue generated to ensure we remain financially solvent. See further discussion within the section “Risk Factors — There is substantial doubt about our ability to continue as a going concern.”

To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities could result in substantial dilution for our current shareholders. The terms of any securities issued by us in future capital transactions may be more favorable to new investors, and may include preferences, superior voting rights and the issuance of warrants or other derivative securities, which may have a further dilutive effect on the holders of any of our securities then-outstanding. We may issue additional Ordinary Shares or securities convertible into or exchangeable or exercisable for our Ordinary Shares in connection with hiring or retaining personnel, option or warrant exercises, future acquisitions or future placements of our securities for capital-raising or other business purposes. The issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our Ordinary Shares to decline and existing shareholders may not agree with our financing plans or the terms of such financings. In addition, we may incur substantial costs in pursuing future capital financing, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we issue, such as convertible notes and warrants, which may adversely impact our financial condition. Furthermore, any additional debt or equity financing that we may need may not be available on terms favorable to us, or at all. If we are unable to obtain such additional financing on a timely basis, we may have to curtail our research and development activities and growth plans and/or be forced to sell assets, perhaps on unfavorable terms, or we may have to cease our operations, which would have a material adverse effect on our business, results of operations and financial condition.

Item 5.C. Research and Development, Patents and Licenses, etc.

We believe that effective research and development is essential to maintaining our competitive position in the market.

As of the date of this Annual Report, we do not possess a formal research and development department. We have five employees who serve the research and development functions and they have been performing the following research and development functions:

●	Undertake product scientific and market research

●	Undertake all pre-clinical and stability testing

●	Identify new ideas for development and intellectual property

●	Support our intellectual property portfolio

●	Develop and support clinical trials plans

●	Develop and support regulatory strategy

●	Work with our manufacturing team to scale up from benchtop to batch scale

●	Procurement and inventory management

●	Assist our client’s scientific enquiries

Our gel formulation has been formulated following extensive research into delivery methods across the pharmaceutical, over-the-counter healthcare, nutraceutical, sport and animal health markets, resulting in an oral delivery system that has the potential to serve a wide range of applications and consumers. Our research and current development in the financial year 2025 and onwards is conducted by our team of internal scientists and dietitians together with additional validation of our gel technology undertaken by MMIC to both verify and test our scientific methodologies. MMIC is one of the world’s leading drug discovery and global health research institutes in Australia which analyzes each product created and, after conducting their lab-based tests, delivers reports on our product suite. Our gel delivery technology is food-based and is able to be used across food and medicine sectors for both humans and animals.

We are currently focused on further validating the gel technology and its capabilities within the veterinary space. We also aim to conduct clinical trials on an animal-based medication for the treatment of a chronic health condition. As part of our clinical research and development, we will also be conducting several animal and human trials to ensure we meet all compliance and registration requirements with the FDA on the Abbreviated New Animal Drug Application process (which is the animal equivalent pathway to the human drugs 505(b)(2) pathway).

Our next foray will be validating the gel technology for humans within the pharmaceutical space. Over the next 12-18 months we will be working with a multitude of pharmaceutical APIs that are available in different chemical structures. We will undertake a large amount of sampling and conduct lab-based tests to validate and test each of those products. Some examples of the tests that we will use are as follows:

●	Release profile of active ingredient;

●	Release times/comparisons;

●	Drug load — max load;

●	Extraction time frame;

●	Viscosity level/viscosity ranges — in centipoise;

●	Stability data;

●	Bioequivalence study;

●	Safety data; and

●	PK tests.

These attributes will provide us with a suite of pharmaceutical products, showcasing the flexibility of our gel delivery technology.

With one of these off-patent APIs we are entering into the 505(b)(2) pathway, which has the potential to allow us to add a prescription product to our product portfolio that uses our gel base. This pathway will take an estimated 12 to 15 months, including lab-based testing and a series of clinical trials which are required to complete this process. As a part of our clinical research and development, animal and human clinical trials will be conducted. The initial clinical trials in Melbourne, Australia are estimated to commence after the Company receive the proceeds the closing of the initial public offering. We have completed dissolution studies as part of the pre-clinical phase and are now in the process of designing the two clinical trials — initially one for animals followed by a human trial, both to showcase bioequivalence of this dosage form and its safety. Concurrently, shelf-life stability testing will be run by an FDA registered and inspected facility.

During the fiscal years ended June 30, 2024 and 2023, our expenditure on research and development, which comprised expenses incurred through the conducting of research and development activities was AUD$276,057 and AUD$665,035 respectively. Research expenses include expenses for product testing and validations, product research projects, new product development, stability testing and research and development staffing. The lower expenditure recorded in the fiscal years ended June 30, 2024 compared to June 30, 2023 was due to greater time spent to setup new research laboratory facilities and the lower volume of product testing and validations undertaken. The new research facilities allow the Company to expand its research and development functionality, shorten the timeframe for product research and development work and take on a wider range of projects across different verticals at one time.

Intellectual Property

We develop and protect our intellectual property portfolio by preparing and applying for patents and by registering our trademarks and domain names. We have also adopted a comprehensive set of internal rules for intellectual property management.

We have prepared and applied for patents which relate to a diagnostic gel product comprising glucose, and certain multiple-health ingredient dosage forms. Our first patent family is comprised of the granted U.S. patent 10,983,132, the People’s Republic of China patent CN108289963B and Australia patent 2016351301 which is for an oral glucose tolerance test gel and testing method for diabetes diagnostics, and pending patent applications in the following additional countries or jurisdictions: Canada, the European Patent Office, India and Qatar. We are seeking to protect products that employ our gel technology in our second patent family which is directed to certain multiple-health ingredient dosage forms which utilize a gel formulation that features agarose and alginate that in certain ratios and pH ranges form gels of specific firmness to deliver two or more health ingredients (including medicines) in a single dosage form. This second patent family is comprised of the granted European Patent Office patent 3809877 and patent pending applications in the following countries: Australia, Brazil, Canada, the Eurasian Patent Organization, Israel, India, Japan, South Korea, Mexico, the People’s Republic of China, Saudi Arabia, the United Arab Emirates, the United States, and South Africa. Our vision is to change the way good health is delivered to both humans and animals through our patent pending multiple-health-ingredient gel dosage forms.

We have pending trademark registrations for “Gelteq” in Australia, the United States and several other countries and jurisdictions and registered trademarks for “Gelteq” in Japan, the People’s Republic of China, South Korea, Thailand, the United Kingdom and several other countries and jurisdictions. We also have a registered trademark for the Gelteq logo in the United Kingdom, which we expect will both be submitted for approval as registered trademarks in the countries and jurisdictions where we have pending and registered trademarks for “Gelteq” referred to in the immediately preceding sentence. We also have pending trademark registrations for a stylized logo of “SportsGel” in Australia, the United States and several other countries and jurisdictions.

We continue to work on preparing additional patent applications. Our third patent application addresses challenges with delivering oil-based products in gels, our fourth patent application covers products produced for the nutritional health dysphagia market where swallowing tablets is challenging, and our fifth patent application addresses pharmaceutical formulations with the delivery of a single Active Pharmaceutical Ingredient (API). These applications have been lodged as provisional patents in the United Kingdom in August 2022, December 2022 and May 2023, respectively. We expect to file our sixth and seventh patent families in the second quarter of the fiscal year ending June 30, 2025 to further protect the varying APIs that our gel delivery platform can hold. We anticipate to lodge additional patent applications in addition to our sixth and seventh patent families during the financial year ending June 30, 2025, as we further increase our intellectual property portfolio as we continue to attain U.S. Food and Drug Administration (FDA) approvals for our gel-based drug dosage forms through the 505(b)(2) pathway.

The Company acquired the original trade secrets from Nutrigel Pty Ltd and Unit Trust (“NPL”) and Sport Supplements Pty Ltd and Unit Trust (“SSPL”) via two acquisitions in June 2021.

Both NPL and SSPL were early-stage companies that relied heavily on their shareholders, through cash injections and in-kind support, to develop and obtain their develop, test and validate their intellectual property. The shareholders and unitholders of NPL and SSPL used their personal expertise and extensive networks to assist in developing the brands, and conducting the necessary research and testing to create an intellectual property portfolio. NPL and SSPL’s intellectual property, which the Company acquired, comprised of recipes, formulations, brands, licenses and marketing materials. NPL and SSPL estimated that the in-kind support, which consisted of travel, time and expertise, to develop the intellectual property was approximately AUD $1,000,000 for SSPL over a 13 month period and AUD $500,000 for NPL over a three year period. In addition, NPL and SSPL paid approximately AUD $150,000 in cash to develop the intellectual property.

We will continue to seek to protect our intellectual property through a combination of patents, trademarks, trade secrets, non-disclosure and confidentiality agreements, assignments of invention and other contractual arrangements with our employees, consultants, partners, manufacturers, customers and others. We believe these efforts have the potential to protect various proprietary applications of our gel delivery system from imitation

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. See “Item 3 - 3.D. Risk Factors - Risks Related to Our Business and Industry - If we are unable to protect our intellectual property rights, our business, competitive position, financial condition and results of operations could be materially and adversely affected..”

During the fiscal years ended June 30, 2024 and 2023, and up to the date of this Annual Report, we are not aware of any infringement by us of any intellectual property rights owned by third parties, or by any third parties of any intellectual property rights owned by us, and we have not been subject to any disputes or proceedings concerning any material claims of infringement, either threatened or pending, of any intellectual property rights initiated by or against us that had a material and adverse effect on our business.

Item. 5.D. Trend Information

Other than as disclosed elsewhere herein, we are not aware of any trends, uncertainties, demands, commitments or events for the years ended June 30, 2024 and 2023 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

Item 5.E. Critical Accounting Policies and Estimates

Critical accounting estimates and judgements

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are summarized below.

Impacts of Coronavirus (COVID-19)

Judgement has been exercised in considering the impacts that the COVID pandemic has had, or may have, on the Company based on known information. This consideration extends to the nature of the products and services offered, customers, supply chain, staffing and geographic regions in which the Company operates. Other than as addressed in does not currently appear to be either any significant impact upon the financial statements or any significant uncertainties with respect to events or conditions which may impact the Company unfavorably as at the reporting date or subsequently as a result of the COVID-19 pandemic.

Estimation of useful lives of assets

The Company determines the estimated useful lives and related depreciation and amortization charges for its property, plant and equipment and finite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortization charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold or will be written off or written down.

Intangible assets

The Company tests annually, or more frequently if events or changes in circumstances indicate impairment, whether indefinite life or finite life intangible assets have suffered any impairment, in accordance with the accounting policy stated in Note 3 in the June 30, 2024 and 2023 financial statement commencing on page F-14. The recoverable amounts of cash-generating units have been determined based on a fair value less cost to sell calculations. These calculations require the use of assumptions, including estimated discount rates based on the current cost of capital and growth rates of the estimated future cash flows. During the year ended June 30, 2023, the Company had indicators of potential impairment of assets. As a result, the Company had engaged independent expert valuers to provide an updated discounted cash flow model to March 31, 2023, which was then further amended by management to June 30, 2023 to estimate the updated recoverable amount of assets. The Company further engaged an independent expert valuer for the year ended June 30, 2024 to estimate the updated recoverable amount of assets. The updated discounted cash flow model confirmed there is still significant headroom over the carrying value of the intangible asset as at June 30, 2023 and as at June 30, 2024. Therefore, the Company determined that the recoverable amount in relation to the cash generating unit exceeded its carrying value and no adjustment to its carrying value was required. See Note 20 of the financial statements for the year ended June 30, 2024 and 2023.

Revenue Growth and the Recoverability Rate of Intangible Assets

Notwithstanding that intangible assets comprised approximately 98.6% of the Company’s assets as at June 30, 2024, the Company projects a recoverability rate of such assets based on the assumption that revenues will increase at an average rate of approximately 92% annually in the next 6.5 years from the year ended June 30, 2024.

Our initial target market is in the nutraceutical and animal nutraceutical markets where formulations have been created and manufacturing capacity has been secured for these products. The three primary non pharmaceutical target markets that we initially intend to focus on are the veterinary, healthcare and nutraceuticals markets. According to Grand View Research and Data Bridge Market Research, each of the target market is expected to grow over the next years, with the (i) veterinary medications market was estimated at approximately USD$44.5 billion in 2022 and is expected to grow to approximately USD$83 billion in 2030 at a CAGR of approximately 8.2%, (ii) the healthcare and oral drug delivery market was estimated at USD$769 billion in 2020 and is expected to grow to approximately USD$1,227 billion in 2028 at a CAGR of approximately 6.9% and (iii) the nutraceuticals and sports market was estimated at USD$151.9 billion in 2021 and is expected to grow to approximately USD$327 billion in 2030 at a CAGR of approximately 8.9%. Our forecast revenue in each target market remains less than 0.05% of the total addressable sales in each market, which supports our assumption that revenues will increase an average rate of approximately 92% annually in the next 6.5 years from the year ended June 30, 2024. Our intangible assets were related to our core nutraceutical, sports and animal health verticals.

We have a specific strategy to develop our revenue growth by partnering with third parties with a proven track-record in the pharmaceutical industry. We have a research partnership with Australia’s Monash University, which is ranked among the top universities in the world in pharmaceutical science by the 2023 QS World University Rankings for Pharmacy & Pharmacology, to formulate and develop our products. Furthermore, we have partnered with Sosna & Co., Inc., boutique life science sale consultants, for business development and sales opportunities.

Impairment analysis conducted at the June 30, 2024

For the year ended June 30, 2024, we had prioritized pharmaceutical research and improving operational processes, and we expect to grow and execute on our business plans with lower overheads and expenses in the financial year ending June 30, 2025. To facilitate this, we entered into a rental contract for laboratory facilities with Monash University on February 2, 2024 (the “Monash Facilities”) for further research purposes. Our lack of personnel, and our focus on research, and identifying and establishing a laboratory facility, adversely affected our ability to close new sales opportunities. This had a short-term impact on sales revenue which was nil for the year ended June 30, 2024 as compared to $79,843 for the same period ended 2023.

With the Monash Facilities established and fitted, we have resumed our sales activities with a focus on the animal health, nutraceutical, sports, over- the-counter and pharmaceuticals verticals. Notwithstanding the foregoing we are currently prioritizing pharmaceutical research on our existing 505b(2) application and seeking other potential pharmaceutical candidates through such pathway.

The delay in completing the January 2023 orders, and recognizing the relevant component of the outstanding deferred revenue balance as income, is due to certain of our clients experiencing cash flow difficulties and being unable to pay for their outstanding orders. However, such customers experiencing cash flow difficulties as of the date of this Annual Report had not cancelled their orders and we plan to manufacture and deliver such units ordered as soon as they resolve their cash flow difficulties in the fiscal year ending June 30, 2025. We have also put in place more rigorous qualification procedures to ensure customers have the financial ability to proceed with orders through to manufacturing in a timely manner. In the event that cash flow difficulties continue for such customers, we have a policy where all orders and deposits are non-refundable and we will not process any refunds for them. As a result of the foregoing delays, we have not recognized revenues from undelivered orders for the year ended June 30, 2024 and we expect to recognize such revenues upon delivering these orders for the year ending June 30, 2025.

The delayed processing of orders does not adversely affect our assumptions underpinning the valuation model and analysis as used at June 30, 2024. The recoverable amount of the cash generating unit has been determined by a forecast model that estimated the future cash flows based on budgets and forecasts for five years prepared by the Company. The independent expert valuers extended the forecasts for an additional four years for a total forecast period of nine years on the basis that, in the case of early stage businesses that are reasonably expected of high growth for a significant period of time, it is generally necessary to forecast cash flows for a period greater than five years to reflect the business reaching a mature stable level of growth to apply a terminal value calculation. Also included at the end of the forecast period is a terminal value reflecting a continuing value at the end of the forecast period on the basis of capitalising free cash flows in perpetuity at a growth rate of 2.5% per annum.These cash flows were then discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the cash generating unit. The independent valuer then used the total of the discounted cash flows against the Company’s initial public offering share price and subsequent trading of the Company’s shares. The sensitivity analysis performed continued to show significant headroom over the carrying value of the intangible assets at June 30, 2024, notwithstanding revenue was nil for the year ended June 30, 2024.

In terms of product and sales development, and in support of the foregoing assumption in revenue opportunities, for our analysis for the year ended June 30, 2024, we have identified potential customers for the financial year ended June 30, 2025. We have discussed with such potential customers on product opportunities, product type, potential quantities and the timing of orders. We believe we have the potential to generate revenue from such customers, through customers that have placed or are about to place a purchase order with us.

In addition to ongoing orders from existing customers with certain of our customers with cash flow difficulties not cancelling and further affirming their orders, the Company had identified an additional customers with the potential to place an additional purchase orders that are revenue opportunities for the financial year ended June 30, 2026 and beyond. As the Company continues to grow and invest in sales and marketing, the Company expects to identify additional customers. The Company intends to use the net proceeds from the recent public offering to generate revenue by investing in sales, marketing and manufacturing to leverage commercial opportunities and generate the expected increase in future revenue growth as compared to the year ended June 30, 2024. In August 2024, many of our clients reaffirmed their planned future order volumes with us, which further support values in our model used in the June 30, 2024 impairment analysis.

For the period ended June 30, 2024, we derived no revenue. We are an early-stage company and it is reasonably expected that we will have significant revenue growth during our early years. As such, we expect to deliver 400,000 units for the fiscal year ending June 30, 2025 from prior orders, which customers have confirmed are not cancelled, but are expected to be finalized by December 31, 2024.

The potential customers identified as revenue opportunities for the financial years ended Juen 30, 2025 and 2026 would underpin the revenue growth in the next two years. Our forecasts of annual revenue growth is 259% for the financial year ended June 30, 2026, approximately 117% for the financial year ended June 30, 2027, 86% for the financial year ended June 30, 2028 and5438 for the financial year ended June 30, 2029.

For the financial year beginning July 1, 2027, the Company’s incremental annual revenue growth is supported by an analysis of additional revenue opportunities through scaling up and increased market penetration in the existing nutraceutical, pharmaceutical and animal nutraceutical markets.

Recognition of deferred tax assets

Deferred tax assets are recognized for deductible temporary differences and carried forward losses, only if the Company considers it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Leases — Incremental borrowing rate

Where the interest rate implicit in a lease cannot be readily determined, an incremental borrowing rate is estimated to discount future lease payments to measure the present value of the lease liability at the lease commencement date. Such a rate is based on what the Company estimates it would have to pay a third party to borrow the funds necessary to obtain an asset of a similar value to the right-of-use asset, with similar terms, security and economic environment.

Employee benefits provision

As discussed in Note 3 of the June 30, 2024 and June 30, 2023 financial statements commencing on page F-16, the liability for employee benefits expected to be settled more than 12 months from the reporting date are recognized and measured at the present value of the estimated future cash flows to be made in respect of all employees at the reporting date. In determining the present value of the liability, the Company has considered the estimates of attrition rates and pay increases through promotion and inflation.

Business combinations/Asset Acquisitions

As discussed in Note 3 of the June 30, 2024 and June 30, 2023 financial statement commencing on page F-10, business combinations are initially accounted for on a provisional basis. The fair value of assets acquired, liabilities and contingent liabilities assumed are initially estimated by the Company considering all available information at the reporting date. Fair value adjustments on the finalization of the business combination accounting is retrospective, where applicable, to the period the combination occurred and may have an impact on the assets and liabilities, depreciation and amortization reported.

The intangible asset acquisitions (the “Intangible Asset Transactions”) of Nutrigel Pty Ltd and Unit Trust (“NPL”) and Acquisition of Sport Supplements Pty Ltd and Unit Trust (“SSPL”) as described under “Management Discussion and Analysis of Financial Condition and Results of Operations — Acquisition of Nutrigel Pty Ltd and Unit Trust (NPL) and Acquisition of Sport Supplements Pty Ltd and Unit Trust (SSPL), were not treated as a business combination due to the relevant entities not meeting the business definition included in IFRS 3. Further, the Intangible Asset Transactions were not deemed to be a reverse acquisition transaction under IFRS 3.B19-B27, nor IFRS 3.B15 as the acquired entities did not meet the business definitions in the foregoing criteria. Thus, the Intangible Asset Transactions are not considered to be reverse acquisition transactions.

Under IFRS 3, the acquired entities did not meet the business definition of a reverse acquisition transaction for the following reasons. Applying the optional concentration test under IFRS 3, substantially all of the fair value of the gross assets acquired by the Company were concentrated in a group of similar identifiable assets. Therefore, the acquired assets meet the optional concentration test and the acquisition does not meet the business definition of a reverse acquisition transaction under IFRS 3.

In addition, the acquired entities did not meet the business definition under IFRS 3 paragraphs B7-B12 as outlined below:

●	the legally acquired entities had minimal operations or assets, aside from the intellectual property and trade secrets of which the Company paid a premium to acquire;

●	there was no workforce paid in these acquired entities;

●	these acquired entities had no office spaces or workspaces;

●	the acquired entities had no substantive processes;

●	the acquired entities had no outputs;

●	the Intangible Asset Transactions did not meet the elements of a business as they did not have an input and a substantive process that together significantly contribute to the ability to create output; and

●	the intellectual property and trade secrets were created by the equity holders, who undertook their work as in-kind on their own time;

Given the above factors, the acquired entities are not able to be considered a reverse acquisition transaction under IFRS 3.B19-B27, nor IFRS 3.B15 as they did not meet the business definition therein.

Accordingly, in considering whether the transaction constituted a reverse acquisition transaction outside the scope of IFRS 3, the Company applied accounting standard IAS 8. The Company considered the substance of the transactions as well as relevant and related accounting standard requirements and noted the following:

●	the legal acquirer, the Company and its management, and/or those charged with governance, retained operational and strategic control over the merged entity;

●	the post-transaction entity maintained, in substance, the Company as the controlling entity in the group;

●	the legally acquired entities had minimal operations or assets, aside from the acquired intellectual property and trade secrets of which the Company paid a premium to acquire; and

●	the legal acquirer has pre-existing operations and assets and was not merely a listing shell entity.

The Company determined that in substance, and with reference to the related but not directly applicable requirements of IFRS 3 that the transactions did not constitute reverse acquisition transactions, but instead were most appropriately accounted for as intangible asset acquisitions.

While NPL and SSPL post-acquisition on face value accounted respectively for 25% and 39.3% of the shareholding in the Company, as outlined in the financial statements for the years ended June 30, 2022 and 2021 and shown in the table below, the new shareholders only accounted for 42.74% of the Company post-acquisition as shown in the table below. Some existing equity holders of the Company held equity positions in both NPL and SSPL which allowed the Company and its existing shareholders to account for a majority ownership with over 57% of the voting rights in the Company.

The following table is based on a total of 6,960 outstanding shares post-acquisition in the Company.

Total shares issued in the Company post-acquisition for each entity*	Post-acquisition shareholding percentage
NPL 1,740	25.00%
SSPL 2,735	39.30%
NPL & SSPL 4,475	64.30%

*	Share numbers are reflective of pre-split share numbers, to align with the period of time when the shares were issued.

Number of shares held by parties with existing holdings in the Company pre-acquisition across each acquired entity*	Percentage of shares held by parties with existing holdings in the Company pre-acquisition across each acquired entity*	Percentage of shares held by parties with existing holdings in the Company pre-acquisition in the Company post- acquisition*	Post-acquisition shareholding percentage – of only new shareholders
NPL 575	33.05%	8.26%	16.74%
SSPL 925	33.82%	13.39%	26.01%
Total percentage of shares post-acquisition of new shareholders in Gelteq			42.74%

*	Share numbers are reflective of pre-split share numbers, to align with the period of time when the shares were issued.

The new shareholders after the Intangible Asset Transactions possess less than 50% of the voting rights of the Company. As such, the former owners of both Nutrigel Pty Ltd and Sport Supplements Pty Ltd did not have the majority of members needed to make changes or assume control of the Company, nor to make any management or operational changes to the Company. As the Company and its existing shareholders held majority ownership and given these acquisitions were only able to be treated as a business combination, no management changes were made. There were also no management personnel in the acquired entities as such no person could be put forth to join the Company’s management nor board of directors.

Furthermore, for Nutrigel Unit Trust and Sport Supplements Unit Trust, there were no single controlling person or entity within the unit trusts. Both unit trusts required over 80% approval for any decisions as governed by their unitholder’s deeds, with the unit trusts being the controlling entity. There were no majority stakeholders that had control of over 80% of each of the unit trusts to constitute control. Each unit trust also relied on unitholder approval over 80% for all decisions. While Nathan Givoni was a director in both unit trusts and Simon Szewach was a director in Sport Supplements Unit Trust, however, both individuals had no control over the entities given that each unit trust required 80% or more of unit holders to approve any decision and both had a combined equity holding of less than 2% in Sport Supplements Unit Trust and under 9% equity holding in Nutrigel Unit Trust before the acquisitions. Both Nathan Givoni and Simon Szewach were also not paid for their role in either unit trust.

For additional clarity and avoidance of doubt on the shareholding and ownership of each entity, below is table that provides for the top five shareholders or unit holders of the Company, NPL and SSPL and their respective unit trusts before and after the Intangible Asset Transactions.

Before the Intangible Asset Transactions

Nutrigel Pty Ltd	Nutrigel Pty Ltd Unit Trust

Entity/Shareholder	Relevant (top 5) shareholding percentage of total issued and outstanding shares	Entity/Shareholder	Relevant (top 5) unitholding percentage of total issued and outstanding units
Asiana Trading Corporation Limited	63.91%	Asiana Trading Corporation Limited	63.91%
ACK Pty Ltd	19.94%	ACK Pty Ltd	19.94%
Paramount Global Limited	3.05%	Paramount Global Limited	3.05%
Givoni Investments Pty Ltd	5.98%	Givoni Investments Pty Ltd	5.98%
Legats Pty Ltd	5.98%	Legats Pty Ltd	5.98%

Sport Supplements Pty Ltd	Sport Supplements Pty Ltd Unit Trust

Entity/Shareholder	Relevant (top 5) shareholding percentage of total issued and outstanding shares	Entity/Shareholder	Relevant (top 5) unitholding percentage of total issued and outstanding units
Crestmont Investments Pty Ltd	26.58%	Crestmont Investments Pty Ltd	26.58%
ACK Pty Ltd	30.09%	ACK Pty Ltd	30.09%
Asiana Trading Corporation Limited	30.42%	Asiana Trading Corporation Limited	30.42%
Paramount Global Limited	2.85%	Paramount Global Limited	2.85%
Paramount Global SS Limited	5.89%	Paramount Global SS Limited	5.89%

Gelteq Pty Ltd

Entity/Shareholder	Relevant (top 5) shareholding percentage of total issued and outstanding shares
Barabash Nominees Pty Ltd	16.90%
ACK Pty Ltd	20.12%
Domalina Pty Ltd	17.30%
B& M Givoni Pty Ltd	12.47%
Grinwade Investments Pty Ltd	12.47%

After the Intangible Asset Transactions

Nutrigel Pty Ltd	Nutrigel Pty Ltd Unit Trust

Entity/Shareholder	Relevant shareholding percentage of total issued and outstanding shares	Entity/Shareholder	Relevant unitholding percentage of total issued and outstanding units
Asiana Trading Corporation Limited	0%	Asiana Trading Corporation Limited	0%
ACK Pty Ltd	0%	ACK Pty Ltd	0%
Paramount Global Limited	0%	Paramount Global Limited	0%
Givoni Investments Pty Ltd	0%	Givoni Investments Pty Ltd	0%
Legats Pty Ltd	0%	Legats Pty Ltd	0%

The above entities were fully acquired by Gelteq, with Gelteq owning 100% of the entity.

Sport Supplements Pty Ltd	Sport Supplements Pty Ltd Unit Trust

Entity/Shareholder	Relevant shareholding percentage of total issued and outstanding shares	Entity/Shareholder	Relevant unitholding percentage of total issued and outstanding units
Crestmont Investments Pty Ltd	0%	Crestmont Investments Pty Ltd	0%
ACK Pty Ltd	0%	ACK Pty Ltd	0%
Asiana Trading Corporation Limited	0%	Asiana Trading Corporation Limited	0%
Paramount Global Limited	0%	Paramount Global Limited	0%
Paramount Global SS Limited	0%	Paramount Global SS Limited	0%

The above entities were fully acquired by Gelteq, with Gelteq owning 100% of the entity.

Gelteq Limited

Entity/Shareholder	Relevant (top 5) shareholding percentage of total issued and outstanding shares
Crestmont Investments Pty Ltd	10.45%
ACK Pty Ltd	23.99%
Asiana Trading Corporation Limited	26.90%
Barabash Nominees Pty Ltd	6.03%
Domalina Pty Ltd	6.18%

Going Concern - 2024

The working capital position as at June 30, 2024 of the Company results in an excess of current liabilities over current assets of AUD$3,589,543 (June 30 2023: excess of current liabilities over current assets of AUD$373,551). The Company made a taxable loss of AUD$3,572,900, during the year ended June 30, 2024 (year ended June 30, 2023 taxable loss: AUD$3,506,220). As of June 30, 2024, there are no capital commitments outstanding. The cash balances as at June 30, 2024 was AUD$24,522 (June 30, 2023: AUD$399,224).

The outstanding shareholder loans issued on January 20, 2022 had their conversion date amended to January 2023, and approximately AUD$1,873,790 was due to be repaid on July 15, 2024. In October 2023, such loanholders agreed to further amend their shareholders loans with a maturity date of December 31, 2024 and approximately AUD$2,015,687 to be repaid on or before December 31, 2024.

The above matters give rise to a material uncertainty that may cast significant doubt over the Company’s ability to continue as a going concern. Therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business at the amounts stated in the consolidated financial statements for the year ended June 30, 2024.

The directors have prepared detailed cash flow projections for the period of 12 months from the date of signing the consolidated financial report for the year ended June 30, 2024. The Company’s ability to fund its operations is dependent upon its management’s plans and execution, which include raising additional capital if required, through public offerings, obtaining regulatory approvals for its products and generating revenues from such products and to reduce expenses accordingly if required, in order to be able to pay its debts as and when they fall due.

On May 27, 2024, the Company’s board of directors approved by resolution to raise up to AUD$1,000,000 in convertible notes with a maturity date of December 31, 2025 such that the Company may continue to operate as a going concern. Since May 27, 2024, the Company has received proceeds of AUD$250,000 (approximately USD$180,000) through the issuance of the Convertible Notes.

In October 2024, the maturity date of all outstanding shareholder loans as noted above was extended further to December 31, 2025, thereby deferring the repayment obligations for those loans.

On October 30, 2024, we consummated our initial public offering of 1,300,000 ordinary shares at a price of US$4.00 per share, generating gross proceeds to the Company of $5.2 million (approximately A$7.95 million) before deducting underwriting discounts and offering expenses.

The Company’s consolidated financial statements for the year ended June 30, 2024 have therefore been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The consolidated financial statements for the year ended June 30, 2024 do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities should the Company be unable to continue as a going concern.

Going Concern – 2023

The working capital position as at June 30, 2023 of the Company results in an excess of current liabilities over current assets of AUD$373,551. The Company made a taxable loss of AUD$3,506,220, during the year ended June 30, 2023. As of June 30, 2023, there are no capital commitments outstanding. The cash balances as at June 30, 2023 was AUD$399,224.

The loans received on February 4, 2022 had their conversion date extended in January 2023, and approximately AUD$1,873,790 was due to be repaid on July 15, 2024. In October 2023, all loan holders agreed to further extend the loans with a new maturity date of December 31, 2024 and approximately $2,015,687 to be repaid on December 31, 2024.

The above matters give rise to a material uncertainty that may cast significant doubt over the Company’s ability to continue as a going concern. Therefore, the Company may be unable to realized its assets and discharge its liabilities in the normal course of business at the amounts stated in the consolidated financial statements for the year ended June 30, 2023.

The directors have prepared detailed cash flow projections for the period of 12 months from the date of signing the consolidated financial report for the year ended June 30, 2023. The Company’s ability to fund its operations is dependent upon its management’s plans and execution, which includes raising additional capital, either through this proposed IPO or through private placements, the issue of additional convertible notes, obtaining the applicable regulatory approvals for our products, and generating revenues from its products and having the ability to be able to reduce expenditure accordingly if required, in order to be able to pay its debts as and when they fall due.

On May 5, 2023, the Company’s board of directors approved by resolution a raising of up to AUD$1,000,000 in Convertible Notes with a maturity date of December 25, 2025 such that the Company may continue to operate as a going concern. At June 30, 2023, the Company has received proceeds of AUD$755,935. Subsequent to June 30, 2023, the Company has received an additional proceeds of AUD$248,954 for total proceeds of AUD$1,004,889 at the closing of the Convertible Notes.

The Company’s consolidated financial statements for the year ended June 30, 2023 have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The consolidated financial statements for the year ended June 30, 2023 do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities should the Company be unable to continue as a going concern.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date hereof.

Directors and Officers

The following table sets forth information regarding our directors and officers as of the date of this Annual Report. Unless otherwise stated, the business address for our directors and officers is that of our principal executive office at Level 4, 100 Albert Road, South Melbourne VIC, 3025, Australia.

Name	Age	Position(s)
Simon H. Szewach	44	Executive Chairman (Board Member)
Nathan J. Givoni	40	Chief Executive Officer and Director (Board Member)
Anthony W. Panther	62	Chief Financial Officer
Prof. David Morton	60	Independent Director (Board Member)
Jeffrey W. Olyniec	49	Independent Director (Board Member)
Hon. Philip A. Dalidakis	48	Independent Director (Board Member)

Management

Simon H. Szewach

Simon H. Szewach is one of our co-founders and has been our Executive Chairman of the Board of Directors of the Company since August 2021. He has extensive experience in commercial sales and marketing of new products trends in the finance, technology and sport sectors. His responsibilities to the Company include oversight of (i) our strategic partnerships and alliances, (ii) our marketing activities and strategy, (iii) IR and M&A activity, and (iv) our company strategy — in particular sales, marketing and finance. His prior work experience in sales, marketing and technology includes serving as a managing partner of The Legats Group, a Melbourne-based company that invests in leading-edge start-ups with strong competitive advantages through innovative technologies and intellectual property, from November 2016 to present. Prior to that, Mr. Szewach served as the co-founder and managing director of nTouch Pty Ltd, a proximity-based marketing platform, from 2013 to 2015. In 2015, YPB group Ltd (ASX:YPB), a brand protection company, acquired nTouch Pty Ltd, and Mr. Szewach then served as President of Consumer Engagement at YPB Group Ltd from 2015 to 2017. He was the co-founder and chief executive officer of StartHere.com.au, an incentive-based shopping platform, from 2012 to 2015. Mr. Szewach is also the co-founder and a member of the board of directors of the Sports Diplomacy Alliance, founded in September 2021, and is also on the board of directors of ReviverMx Inc, from January 2017 to present, Global Reviews Holding Pty Ltd, from June 2012 to present, and Waratek Inc. from February 2018 to present.

Mr. Szewach received both his Bachelor of Business in Banking & Finance and a Bachelor of Arts in Asian Studies (Korean) respectively from Monash University in 2003. We believe that Mr. Szewach’s extensive knowledge of our Company as founder and his experience in executive roles across multiple start-ups qualifies him to serve on our Board.

Nathan J. Givoni

Nathan J. Givoni is one of our co-founders, our Chief Executive Officer and a Director of the Company since inception. Mr. Givoni is a health professional with over 15 years of experience in the health and medical fields. His responsibilities to the Company include oversight of (i) the day-to-day operation of our business, (ii) day-to-day science and formulations of new and existing product, (iii) manufacturing and supply chain of our business, (iv) all intellectual property matters relating to our business and (v) the suppliers to our business. He is the founder and Managing Director of Lifestyle Breakthrough Pty Ltd, a medical and allied health consulting service with locations across Australia, from July 2011 to 2023. Mr. Givoni is also the Science and Nutrition Expert at The Legats Group from March 2019 to present and the founder of the Metabolic Health Foundation, founded in Australia in March 2022 to present.

Mr. Givoni received a Bachelor of Science in Physiology & Psychology in 2006, a Bachelor of Science in Physiology (First Class Honors) in 2007 and a Bachelor of Nutrition and Dietetics in 2009 respectively from Monash University. He worked as an adjunct lecturer at Monash University from 2014 to 2017, publishing multiple papers post his undergraduate degree. He has trained and worked as both a dietitian and exercise physiologist, bringing clinical knowledge to our business. We believe that Mr. Givoni’s extensive background as a health professional and his academic knowledge related to nutritional sciences qualifies him to serve on our Board.

Anthony W. Panther

Anthony W. Panther has been the Chief Financial Officer of the Company since February 2024. Mr. Panther is concurrently employed as a Senior Manager at Vistra, since March 2018, a global professional services firm. At Vistra, Mr. Panther provides CFO and Company Secretary services to a portfolio of ASX listed companies in the technology, medical services and mineral exploration sectors. Prior to this role, Mr. Panther was Chief Financial Officer at Jayex Technology Limited (ASX:JTL) from August 2016 to March 2018, Senior Manager at Leydin Freyer Corporate from February 2015 to August 2016, Chief Financial Officer at CleanTeq Holdings Limited (ASX:CLQ) from January 2013 to February 2015 and Chief Financial Officer and Company Secretary at Genera Biosystems (ASX:GBI) from November 2009 to December 2012. Prior to November 2009, Mr. Panther held various financial management, compliance, internal audit and company secretarial roles in companies across various industries, including Cogstate Ltd (ASX:CGS), OFM Investment Group (ASX:OFM) and Retail Energy Market Company Limited, and held external auditor roles with KPMG Peat Marwick and Hughes Fincher.

Mr. Panther qualified as a Chartered Accountant in 1988 and received a dual Bachelor of Economics and Bachelor of Laws from Monash University in 1985 and a Graduate Diploma in Applied Corporate Governance from the Governance Institute of Australia in 2008.

Independent Directors

The following noteworthy experience, qualifications, attributes and skills for each of our independent directors, together with the biographical information for each independent director described below, led to our conclusion that such persons should serve as our independent directors in light of our business and structure:

Prof. David Morton

Professor David Morton has been an Independent Director of the Company since February 2023. He has over thirty years of experience in the disciplines of materials and chemical analysis, the design and manufacture of drug delivery systems, and pharmaceutical product development. Professor Morton is currently the Director of Work Integrated Learning at Deakin University, which aims to foster and commercialize scientific collaborations between Academic, Government and Business sectors.

Professor Morton originally developed his materials science expertise in UK at AEA Technology, leading national studies into hazardous radioactive aerosol containment issues. He was a founding member of the drug delivery company Vectura Group plc, where he led the development of Vectura’s inhalation technology platforms and products including devising the PowderHale® formulation technologies used extensively in products including Novartis BreezeHaler®, Chiesi NEXThaler® and GSK Ellipta® medicines. He was a co-inventor of inhaled glycopyrrolate, a leading treatment for Chronic Obstructive Pulmonary Disease. He was also the co-chair of the “Drug Delivery to the Lungs” conference series for over 10 years.

Professor Morton is co-inventor of the Monash Oxytocin dry powder inhaler technology, recognized with the 2013 Australian Innovation of the Year award. He led the creation of The CoI2, a partnership with GlaxoSmithKline (GSK) in advanced manufacturing and pharma training, with awards including the B-HERT Outstanding Collaboration in Australia and Best Australian R&D Collaboration. He has worked extensively with sterile liquid products manufactured by GSK, and in 2016, he guided the evolution of CoI2 into the Medicines Manufacturing Innovation Centre at Monash University.

Professor Morton is currently a director at Locksiccar Consulting Pty Ltd, beginning from 2015, and a director of Nano4M Ltd since 2008.

Professor Morton received his Bachelor of Science in 1986, and a PhD in Chemistry in 1990 from Bristol University, UK. We believe that Professor Morton’s academic tenure and his broad understanding and experience in drug delivery development through to commercialization qualifies him to serve on our Board.

Jeffrey W. Olyniec

Jeffrey W. Olyniec has been an independent director on our board of directors since August 2021. He is currently a General Partner at Moneta Ventures since January 2024, an early-stage venture capital firm based in Northern California. He has over twenty-five years of living and working experience in the People’s Republic of China, where he formed and has led multiple companies. He was the co-founder and Chief Executive Officer of New Vision Display Inc from October 2012 until December 2023, a manufacturer of custom display and touch solutions (SZSE: 300120). Additionally, he is the co-founder and a member of the board of directors of PacificPine Sports Limited from August 2012, a China-based sports academy group; the co-founder and Executive Chairman of GP87, Inc. from February 2014, a manufacturer of snowboards, skis, surfboards and foil boards; the co-founder and Deputy Chairman of Nine Rivers Distillery Ltd. from December 2018, a distillery in Fujian Province, China; and the Executive Chair of ReviverMx, Inc. from December 2019, a digital license plate company.

Mr. Olyniec received a Bachelor of Business Administration from Mississippi State University in 1998 and speaks fluent Mandarin Chinese. We believe that Mr. Olyniec’s background as a founder of various start-ups and his current management positions in small and medium sized enterprises qualifies him to serve on our Board.

Hon. Philip A. Dalidakis

The Hon. Philip Dalidakis has been an independent director on our board of directors since April 2022. He is a political, business and industry leader in Australia with experience in federal and state government and had held executive corporate roles at businesses in Australia. He is currently the managing partner of Orizontas from July 2020, a boutique corporate advisory consultancy based in Sydney, Australia that solves business challenges through strategic advice and deep expertise in political, market, reputational and climate risk.

He served as the Executive General Manager, Corporate Services at Australia Post, formerly the Australian Postal Corporation, the government business enterprise that provides postal services in Australia, from July 2019 to April 2020, where he was responsible for communications, corporate secretarial, legal, regulatory affairs and strategy functions. Prior to this, he served as the Victorian Minister for Innovation and the Digital Economy, Trade and Investment and Small Business and as a member of the Parliament of Victoria, which is the bicameral legislature of the Australian state of Victoria, from December 2014 to June 2019. As the Innovation Minister, he positioned the Australian state of Victoria as a leading biotech, innovation & technology hub across the Asia Pacific, where he executed a strategy that attracted APAC/ANZ head offices of global tech companies such as GoPro Inc. (NASDAQ: GPRO), Hire Technologies Inc. (OTCMKTS: HIRRF), Slack Technologies, Block, Inc. (formerly named Square, Inc. and d/b/a Square) (NYSE: SQ), Stripe, Inc. (d/b/a Stripe) and Zendesk Inc. (NYSE: ZEN) into Melbourne.

He currently serves as a director on the board of directors of various institutions including Impact for Women, beginning from November 2019, a domestic violence NFP and the Washington D.C. based Center for Asia Pacific Strategy from April 2020. He previously sat on the board of directors of GrowthOps Ltd (ASX: TGO), an Australian-based growth experience company that drives competitive growth for its corporate clients, chairing its Audit and Risk Committee from October 2019 to November 2021.

Mr. Dalidakis received both a Bachelor of Business in Management and a Bachelor of Arts in Politics and Thai Language in 2000 from Monash University and a Masters of Commerce from the University of New South Wales in 2003. We believe that the Hon. Dalidakis’ background in business advisory, public service and experience as director in listed companies qualifies him to serve on our Board.

Family Relationships

There are no family relationships, or other arrangements or understandings between or among any of the directors, director nominees, officers or other person pursuant to which such person was selected to serve as a director or officer.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.

Board Diversity Matrix
Country of Principal Executive Offices:	Australia
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

6.B. Compensation

For the fiscal years ended June 30, 2024 and 2023, we paid an aggregate of USD$0.44 million and USD$0.44 million, respectively, in cash (including salaries and mandatory provident fund contributions) to our directors and officers. As of the date of this Annual Report, we are in compliance with all relevant laws and regulations regarding such benefits.

Outstanding Equity Awards at Fiscal Year-End

We do not have any outstanding equity awards.

Employment Agreements

Each of Mr. Simon H. Szewach, Mr. Nathan J. Givoni has entered into an executive service agreement with our Company on April 2021 which are attached as exhibits to this Annual Report. The terms and conditions of such executive officer service agreements are similar in all material respects. Each executive officer service agreement has an indefinite term and shall continue thereafter until terminated by our Company or our director/executive officer, each giving to the other at least six months’ prior written notice or otherwise in accordance with the terms thereof.

In October, 2024, the Compensation Committee and Mr. Szewach and Mr. Givoni agreed to lower the total renumeration payable by the Company to both executives to USD$167,000 per year to preserve the Company’s capital and to improve the Company’s fiscal management. As such, as of the date of the Annual Report, the annual salary of Mr. Szewach and Mr. Givoni is as follows:

Mr. Simon H. Szewach	USD$	167,000
Mr. Nathan J. Givoni	USD$	167,000

Vistra (Australia) Pty Ltd (“Vistra”), the employer of Mr. Anthony W. Panther, our Chief Financial Officer, has entered into an engagement agreement (“CFO Services Agreement”) with our Company on February 2024. The CFO Services Agreement has an indefinite term and shall continue thereafter until terminated by our Company with sixty days written notice at any time or by Vistra by sixty days written notice at any time. Under the CFO Services Agreement, the Company has agreed to pay a monthly renumeration of at least USD $2,304 (AUD$3,200) to Vistra for Mr. Panther’s services. For the year ended June 30, 2024, we have renumerated a sum of USD$12,445 (AUD$17,285) to Vistra for Mr. Panther’s services.

6.C. Board Practices

Board of Directors

Our board of directors consists of five directors, including two executive directors and three independent directors. We have also established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. We have adopted a charter for each of the three committees. Each of the committees of our board of directors shall have the composition and responsibilities described below.

Audit Committee Mr. Olyniec, Prof. Morton and Mr. Dalidakis serve as members of our Audit Committee with Mr. Dalidakis serving as the chairperson of the Audit Committee. Each of our Audit Committee members satisfies the “independence” requirements of the Nasdaq listing rules and meets the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors has determined that Mr. Dalidakis qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	review the Company’s risk management framework including in relation to economic, environmental, and social sustainability risk at least annually.

Compensation Committee. Mr. Olyniec, Prof. Morton and Mr. Dalidakis serve as members of our Compensation Committee with Mr. Olyniec serving as the chairman of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee Mr. Olyniec, Prof. Morton and Mr. Dalidakis serve as members of our Nominating and Corporate Governance Committee, with Prof. Morton serving as the chairman of the Nominating and Corporate Governance Committee. All of our Nominating and Corporate Governance Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board of directors to serve as members of Committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Australian law, our directors have a duty to act honestly, in good faith and in the best interests of all shareholders. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their fiduciary duty to the shareholders of the Company, our directors must ensure compliance with our Constitution on and after the closing of our initial public offering. Our shareholders may have the right to seek damages from either the Company, the directors personally, or both, if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of the company and mortgaging the property of the Company;

●	executing checks, promissory notes and other negotiable instruments on behalf of the Company;

●	maintaining or registering a register of mortgages, charges or other encumbrances of the company; and

●	adopt any scheme or plan in the best interests of the Company designed to provide retiring or superannuation benefits for both present and future non-executive directors;

●	delegate any of their powers to a committee consisting of such of their number as they may determine; and

●	appoint any person to be attorney of the Company.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors. Our directors are not subject to a set term of office and hold office until the next general meeting called for the appointment of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the director resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

Non-Employee Director Compensation

We have not historically had a formal compensation policy with respect to service on our board of directors, but if requested, we will reimburse our non-employee directors for out-of-pocket direct expenses incurred in connection with attending meetings on our behalf.

We expect our board to approve a non-employee director compensation policy intended to provide a total compensation package that enables us to attract and retain qualified and experienced individuals to serve as directors and to align our directors’ interests with those of our shareholders. Under this policy, we will pay each of our non-employee directors a cash retainer for service on the board of directors and for service on each committee on which the director is a member.

The chairperson of each committee will receive a higher retainer for such service. These retainers are payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment will be prorated for any portion of such quarter that the director is not serving on our board of directors or the applicable committee. The retainers to be paid to non-employee directors for service on the board of directors and for service on each committee of the board of directors on which the director is a member are as follows:

Position	Annual Service Retainer	Chairperson Additional Retainer
Board of Directors	USD$ 25,000	USD$ 5,000
Audit Committee	USD$ 5,000	USD$ 5,000
Compensation Committee	USD$ 5,000	USD$ 5,000
Nominating and Corporate Governance Committee	USD$ 5,000	USD$ 5,000

In addition, non-employee directors will be eligible to participate in the proposed Incentive Plan and may be granted share options and/or restricted shares under the proposed Incentive Plan from time to time.

6.D. Employees

As of June 30, 2024, we had seven full-time employees, one part-time employee and twelve consultants covering the following functions: sales, operations and marketing (7), finance and legal (5), manufacturing and R&D (5) and regulatory and intellectual property (3).

Our full and part-time employees and consultants are situated across Australia (14), the United States (4) and the United Kingdom (2).

We have entered into employment contracts with all of our full-time employees and consulting agreements with all of our part time staff and consultants. In addition to salaries and benefits, we have provided performance-based incentives for some of our full-time employees to create an incentive for them to remain as full-time employees.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this Annual Report by our officers, directors, and 5% or greater beneficial owners of ordinary shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our ordinary shares. Holders of our ordinary shares are entitled to one vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by such person, subject to applicable community property laws.

As of November 15, 2024, we had 9,438,075 ordinary shares outstanding that were held by record holders in the United States, representing approximately 21.21% of our outstanding shares. Other than disclosed above, none of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

	Total Ordinary Shares Beneficially Owned		% of Beneficial Ownership
Directors and Executive Officers:
Simon H. Szewach	338,197	(1)	3.58%
Nathan J. Givoni	657,087	(2)	6.96%
Jeffrey W. Olyniec	164,809		1.75%
Anthony W. Panther	—		—
Prof. David Morton	—		—
Hon. Philip A. Dalidakis	—		—
Total of all directors and executive officers (6 persons)	1,160,093		12.29%

5% Shareholders:
Barabash Nominees Pty Ltd(3)	441,000		4.67%
Crestmont Pty Ltd ATF Crestmont Investments Trust(4)	642,323		6.81%
David Golik(5)	1,012,288		10.74%
Jeffrey Markoff(6)	2,440,734		25.86%

(1)	Consists of (i) 153,300 Ordinary Shares held by Legats Pty Ltd ATF The Simon Szewach Family Trust (“Legats”), and (ii) 184,897 Ordinary Shares held by Domalina Pty Ltd ATF Domalina Investments Trust (“Domalina”). Legats is a privately owned discretionary trust and Domalina is a unit trust. The Ordinary Shares of Legats and Domalina are beneficially held by Simon H. Szewach. Does not include Ordinary Shares held by Chaplin Investments Pty Ltd as trustee for Chaplin Investments Trust (“Chaplin”), a privately owned discretionary trust. Because Simon H. Szewach, as one of the potential beneficiaries of Chaplin, does not have investment and voting power of the Ordinary Shares, he is not deemed to be a beneficial owner of the Ordinary Shares held by Chaplin.
(2)	Consists of (i) 487,988 Ordinary Shares held by Lorch Investments Pty Ltd ATF Lorch Investments Trust (“Lorch”), (ii) 76,650 Ordinary Shares held by Givoni Investments Pty Ltd ATF Givoni Investments Family Trust (“Givoni Investments Trust”) and (iii) 92,449 Ordinary Shares held by Domalina Pty Ltd ATF Domalina Investments Trust (“Domalina”). Givoni Investments Trust and Lorch are privately owned discretionary trusts and Domalina is a unit trust. The Ordinary Shares of Lorch, Givoni Investments Trust and Domalina are beneficially held by Nathan J. Givoni.
(3)	Barabash Nominees Pty Ltd as trustee for Barabash Family Trust, a privately owned trust, and as trustee for Barabash Pension Fund, a privately owned superannuation/pension fund beneficially held by Ian and Diane Barabash.
(4)	Crestmont Pty Ltd ATF Crestmont Investments Trust is a privately owned discretionary trust beneficially held by Mark Saltzman.
(5)	Consists of (i) 975,975 Ordinary Shares held by Chaplin Investments Pty Ltd (“Chaplin”) and (ii) 36,313 Ordinary Shares held by Caddarly Pty Ltd ATF Golik Family Trust No 2 (“Caddarly”). Chaplin and Caddarly are privately owned discretionary trusts. The Ordinary Shares of Chaplin and Caddarly are beneficially held by David Golik.
(6)	Consists of (i) 1,748,992 Ordinary Shares held by ACK Pty Ltd ATF Markoff Superannuation Fund No.2 (“ACK”) and (ii) 691,742 Ordinary Shares held by FFOKRAM Pty Ltd ATF FFOKRAM Trust (“FFOKRAM”). ACK is a privately owned superannuation/pension fund that is beneficially held by Mr. Jeffrey Markoff and Ms. Yumi Markoff. FFOKRAM is a privately owned discretionary trust, beneficially held by Mr. Jeffrey Markoff.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

The Company was not required to prepare an accounting restatement during or after the last completed fiscal year.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See “Item 6.E.- Share Ownership,” for a description of our major shareholders.

7.B. Related Party Transactions

In addition to the director and officer compensation arrangements discussed in “Compensation of Directors and Officers,” we describe below the related party transactions of our company and our subsidiaries that occurred during the past two full fiscal years, and up to the date of this Annual Report.

Shareholder Loan Agreements

On January 20, 2022, we entered into separate Loan Agreements, among others, with B&M Givoni Pty Ltd ATF B&M Givoni Superannuation Fund (the “B&M Givoni Superannuation Fund, and the loan entered with the foregoing fund, the “B&M Givoni Loan”) and our director Jeffrey W. Olyniec (the “Olyniec Loan”) for the provision of loans. The principal of the B&M Givoni Loan is $350,000, comprising debt of AUD$262,570 and an amount of Ordinary Shares equivalent to AUD$87,430 (approximately USD$189,050 and USD$62,950) and the principal of the Olyniec Loan is AUD$143,445, comprising debt of AUD$106,767 and an amount of Ordinary Shares equivalent to AUD$36,678 (approximately USD$76,872 and USD$26,408). Both the B&M Givoni Loan and the Olyniec Loan has an interest rate of 12% per annum maturing on July 15, 2023 to fund the expenses for the proposed listing and for working capital purposes. As part of this loan agreement, we agreed to issue AUD$1.00 of Ordinary Shares to the B&M Givoni Superannuation Fund and Jeffrey W. Olyniec for every AUD$4.00 of principal loaned to us. The Ordinary Shares were issued within 90 days of the loan being advanced. The B&M Givoni Superannuation Fund is our Chief Executive Officer and Director Nathan J. Givoni’s parents’ Superannuation fund or pension fund, with Nathan J Givoni having no ownership, title or beneficial interests in this entity. On January 3, 2023, both the B&M Givoni Loan and the Olyniec Loan were extended for an additional 12 months at an interest rate of 12% per annum maturing on July 15, 2024. Such extensions constitute a substantial modification per IFRS 9, and therefore the original liability is derecognized on modification date, and the new liability for the extended loans is recognized at fair value, discounted using an appropriate discount rate. As of June 30, 2024, the outstanding amount payable for both the B&M Givoni Loan and the Olyniec Loan is approximately AUD$1,923,000 (approximately USD$1,288,410). During October 2023, both loan holders agreed to further extend the loans with a new maturity date of December 31, 2024.

Provision of Services by Asiana Trading Corporation Limited

On July 1, 2021, we entered into a Consulting Services Agreement (the “Consulting Agreement”) with Asiana. Asiana introduces new products on behalf of their clients in China, including local sales marketing efforts, legal and compliance support, logistics services, and local supplier introductions. During the term of the Consulting Agreement, Asiana had provided management services to the Company to facilitate the Company’s services undertaken in China, including legal expenses, product samples and pre-paid expenses.

The Company paid Asiana AUD$177,065.09 (approximately USD$122,751.26) under the Consulting Agreement to reimburse certain operating costs of Asiana, which had five employees. While Mr. Olyniec was the sole shareholder of Asiana, from October 2020 until December of 2021 and one its two directors, he received none of the amounts paid to Asiana under the Consulting Agreement. As such, Mr. Olyniec was not reimbursed from the funds earned under the Consulting Agreement and did not perform the services stipulated in the Consulting Agreement. On December 25, 2021, Mr. Olyniec resigned as a director and is no longer is a director of Asiana.

During the year ended June 30, 2024, Asiana provided management and legal services to the Company of AUD$9,125 (USD$6,114) as compared to the year ended June 30, 2023 in the amount of AUD$171,530 (USD$123,502).

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this Annual Report on 20-F, beginning on page F-1.

Legal Proceedings

See “Item 4.B. Business Overview - Legal Proceedings” for a description of our currently involved legal proceedings.

Dividends

During the year and the prior years ended June 30, 2024, the Company never declared or paid cash dividends on our Ordinary Shares.

8.B No Significant Changes

No significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Gelteq Limited ordinary shares are listed for trading on the Nasdaq Capital Market under the symbol “GELS.” The shares began trading on October 29, 2024 on the Nasdaq Capital Market. The closing price for the ordinary shares was $2.31 on October 30, 2024.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

Gelteq Limited’s ordinary shares are currently traded on the Nasdaq Capital Market under the symbol “GELS.”

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issuer

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Constitution

A copy of our Constitution is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is incorporated by reference to the sections titled “Description of Share Capital” and “Comparison of Shareholder Rights” included in our Rule 424(b)(4) prospectus filed with the SEC on October 22, 2024.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this Annual Report.

10.D. Exchange Controls

Australia

There are currently no exchange control regulations in Australia applicable to us or our shareholders.

10.E. Taxation

Australian Income Tax Considerations

This section below provides a general summary of the Australian tax considerations generally applicable to Australian resident and non-Australian resident shareholders of Gelteq with respect to the ownership and disposition of Ordinary Shares.

The discussion in this section deals only with the Australian taxation implications of the ownership and disposition of Ordinary Shares if you hold your Ordinary Shares as investments on capital account.

These comments do not apply to you if you:

●	hold your securities as revenue assets or trading stock (which will generally be the case if you are a bank, insurance company or carry on a business of share trading); or

●	are assessed on gains and losses on the securities under the taxation of financial arrangements “TOFA” provisions in Division 230 of the Income Tax Assessment Act 1997.

The Australian taxation implications of holding and disposing of the Ordinary Shares will vary depending upon your particular circumstances. Accordingly, it should not be relied upon as taxation advice and you should seek and rely upon your own professional advice before concluding on the particular taxation treatment that will apply to you. Furthermore, the discussion below is based upon the Australian income tax laws, applicable case law, regulations and published rulings, determinations and statement of administrative practice of the Australian Taxation Office as at the date of this filing. During the period of ownership of the Ordinary Shares by shareholders, the taxation laws of Australia, or their interpretation, may change (possibly with retroactive effect).

Gelteq and its officers, employees, taxation or other advisers do not accept any liability or responsibility in respect of any statement concerning taxation consequences, or in respect of the taxation consequences.

This taxation summary is necessarily general in nature and is not exhaustive of all Australian tax consequences that could apply in all circumstances for shareholders. It is strongly recommended that each shareholder seek their own independent professional tax advice applicable to their particular circumstances.

This summary does not constitute financial product advice as defined in the Corporations Act. This summary is confined to certain taxation matters, based on the relevant Australian tax laws in force, established interpretations of that law and understanding of the practice of the relevant tax authority at the date of this summary. This summary does not take into account the tax laws of countries other than Australia.

Australian Resident Shareholders

This section applies to shareholders who are residents of Australia for income tax purposes and hold their shares as investments on capital account.

Taxation in respect of dividends on Ordinary Shares

Dividends paid by Gelteq on a share should constitute assessable income of an Australian tax resident shareholder. Australia has a franking system wherein dividends can be franked and the shareholder receives a franking credit which effectively represents the corporate tax paid by the company. Dividends can be “fully franked”, “partially franked” or “unfranked” and the maximum franking credit is calculated at the corporate tax rate (currently 30%).

Australian Resident Individuals and Complying Superannuation Entities

Australian tax resident shareholders who are individuals or complying superannuation entities should include the dividend in their assessable income in the year the dividend is paid, together with any franking credit attached to that dividend.

Subject to the comments in relation to “Qualified Persons” below, such shareholders should be entitled to a tax offset equal to the franking credit attached to the dividend. The tax offset can be applied to reduce the tax payable on the investor’s taxable income. Where the tax offset exceeds the tax payable on the investor’s taxable income, the investor should be entitled to a tax refund equal to the excess.

To the extent that the dividend is unfranked, an Australian individual shareholders will generally be taxed at their prevailing marginal rate on the dividend received (with no tax offset). Complying Australian superannuation entities will generally be taxed at the prevailing rate for complying superannuation entities on the dividend received (with no tax offset).

Corporate Shareholders

Corporate shareholders are also required to include both the dividend and the associated franking credits (if any) in their assessable income.

Subject to the comments in relation to “Qualified Persons” below, corporate shareholders should be entitled to a tax off setup to the amount of the franking credit attached to the dividend.

An Australian resident corporate shareholder should be entitled to a credit in its own franking account to the extent of the franking credits attached to the distribution received. This will allow the corporate shareholder to pass on the franking credits to its investor(s) on the subsequent payment off ranked dividends.

Excess franking credits received by corporate shareholders will not give rise to a refund entitlement for a company but can be converted into carry forward tax losses instead. This is subject to specific rules on how the carry forward tax loss is calculated and utilized in future years. For completeness, this tax loss cannot be carried back under the loss carry back tax offset rules introduced in the 2020-21 Federal Budget.

Trusts and Partnerships

Australian tax resident shareholders who are trustees (other than trustees of complying superannuation entities, which are dealt with above) or partnerships are also required to include any dividends and any franking credits in calculating the net income of the trust or partnership. Where a fully franked or partially franked dividend is received, an Australian resident trust beneficiary that is not under a legal disability and that is presently entitled to a share of the income of the trust estate in the relevant year of income, or the relevant partner in the partnership (as the case maybe), may be entitled to a tax offset by reference to the beneficiary’s or partner’s share of the net income of the trust or partnership.

To the extent that the dividend is unfranked, an Australian trustee (other than trustees of complying superannuation entities) or partnerships, will be required to include the unfranked dividend in the net income of the trust or partnership. An Australian resident trust beneficiary that is not under a legal disability and that is presently entitled to a share of the income of the trust estate (and not acting in a capacity as trustee) in the relevant year of income, or the relevant partner in the partnership, will generally be taxed at the relevant prevailing tax rate on their share of the net income of the trust or partnership (with no tax offset).

Additional or alternative considerations may be relevant in relation to shareholders that are trustees of specific categories of trust under Australian tax law (such as managed investment trusts, AMITs, or public trading trusts). The precise tax consequences for a trustee shareholder is a complex tax issue which requires analysis based on each shareholder’s individual circumstances and the terms of the relevant trust deed. shareholders should obtain their own tax advice to determine these matters.

Qualified Persons

The benefit of franking credits can be denied where a shareholder is not a “qualified person” in which case the shareholder will not be able to include an amount for the franking credits in their assessable income and will not be entitled to a tax offset.

Broadly, to be a qualified person, a shareholder must satisfy the holding period rule and, if necessary, the related payment rule. The holding period rule requires a shareholder to hold the shares “at risk” for at least 45 days continuously during the qualification period — starting from the day after acquisition of the shares and ending 45 days after the shares become ex-dividend — in order to qualify for franking benefits.

This holding period rule is subject to certain exceptions, including where the total franking offsets of an individual in a year of income do not exceed AUD$5,000.

Whether you are qualified person is a complex tax issue which requires analysis based on each shareholder’s individual circumstances. Holders of the Ordinary Shares should obtain their own tax advice to determine if these requirements have been satisfied.

Capital Gains Tax (“CGT”) Implications

Disposal of Shares

For Australian tax resident shareholders, who hold their Ordinary Shares on capital account, the future disposal of Ordinary Shares will give rise to a CGT event at the time which the legal and beneficial ownership of the Ordinary Shares are disposed of shareholders will derive a capital gain on the disposal of their shares in Gelteq to the extent that the capital proceeds exceed the cost base of their Ordinary Shares.

A capital loss will be made where the capital proceeds are less than the reduced cost base of their Ordinary Shares. Where a capital loss is made, capital losses can only be offset against capital gains derived in the same or later incomes years. They cannot be offset against ordinary income nor carried back to offset net capital gains arising in earlier income years. Capital losses may be carried forward to future income years subject to the satisfaction of the Australian loss testing provisions.

Capital Proceeds

The capital proceeds should be equal to any consideration received by the shareholder in respect to the disposal of their Ordinary Shares.

Cost base of Ordinary Shares

The cost base of an Ordinary Share will generally be equal to the cost of acquiring the Ordinary Shares, plus any incidental costs of acquisition and disposal (i.e. brokerage costs and legal fees). However, to the extent that a roll-over was obtained in relation to the acquisition of the Ordinary Shares under the Australian scrip for scrip rules, the cost base should be equal to the inherited cost base of the pre-existing shares (i.e. the original interests).

CGT Discount

The CGT discount may apply to shareholders that are Australian tax resident individuals, complying Australian superannuation funds or trusts, who have held, or are taken to have held, their Ordinary Shares for at least 12 months (not including the date of acquisition or date of disposal) at the time of the disposal of their Ordinary Shares.

The impact of the scrip for scrip rollover provisions on the holding period should be considered at an individual shareholder level. However, it is expected that the acquisition date of the Ordinary Shares for the purposes of the CGT discount should be the acquisition date of the shareholder’s pre-existing shares.

The CGT discount is:

●	one-half if the shareholder is an individual or trustee: meaning only 50% of the capital gain will be included in the shareholder’s assessable income; and

●	one-third if the shareholder is a trustee of a complying superannuation entity: meaning only two-thirds of the capital gain will be included in the shareholder’s assessable income.

The CGT discount is not available to shareholders that are companies.

If a shareholder makes a discounted capital gain, any current year and/or carried forward capital losses will be applied to reduce the undiscounted capital gain before the relevant CGT discount is applied. The resulting amount is then included in the shareholder’s net capital gain for the income year and included in its assessable income.

The CGT discount rules relating to trusts are complex. Subject to certain requirements being satisfied, the capital gain may flow through to the beneficiaries in that trust, who will assess the eligibility for the CGT discount in their own right. Accordingly, we recommend trustees seek their own independent advice on how the CGT discount applies to the trust and its beneficiaries.

Non-Australian Resident Shareholders

This section applies to shareholders who are not residents of Australia for income tax purposes and hold their shares as investments on capital account.

Taxation in Respect of Dividends on Ordinary Shares

Non-Australian resident shareholders who do not have a permanent establishment in Australia should not be subject to Australian income tax but may be subject to Australian dividend withholding tax on their Gelteq dividends.

Franked Dividends

As outlined above, Australia has a franking system wherein dividends can be franked and Australian resident shareholders receive a franking credit which effectively represents the corporate tax paid by the underlying company (i.e. Gelteq). Dividends can be “fully franked”, “partially franked” or “unfranked”.

Dividends received by non-Australian resident shareholders which are franked should not be subject to Australian dividend withholding tax to the extent of the franking (i.e. if the dividend if fully franked, it should not be subject to Australian dividend withholding tax at all). However, refunds of franking credits are not available to non-Australian resident shareholders.

Dividends Attributable to Conduit Foreign Income

Non-Australian resident shareholders should not be subject to Australian dividend withholding tax where Gelteq pays an unfranked dividend out of income which Gelteq has declared to be conduit foreign income (“CFI”). Generally, CFI would include amounts received by Gelteq that are attributable to dividends received from foreign subsidiaries which are treated as non-assessable non-exempt income for Australian tax purposes.

Unfranked Dividends

Non-Australian resident shareholders should generally be subject to Australian dividend withholding tax to the extent of the unfranked component of any dividends received that are not declared to be CFI. Australian dividend withholding tax is imposed at a flat rate of 30% on the amount of the dividend that is unfranked unless the shareholder is a tax resident of a country that has a double tax treaty (“DTT”) with Australia. In the event the shareholder is otherwise able to rely on the DTT, the rate of Australian dividend withholding tax may be reduced (typically to 15%), depending on the terms of the DTT.

CGT Implications

Non-Australian resident shareholders who do not have a permanent establishment in Australia should not be subject to Australian CGT.

General Australian Tax Matters

This section applies to both Australian resident and non-Australian resident shareholders.

GST

The acquisition or disposal of Ordinary Shares by a shareholder (who is registered or required to be registered for GST) will be classified as a “financial supply” for Australian GST purposes. Accordingly, Australian GST will not be payable in respect of amounts paid for the acquisition or disposal of Ordinary Shares.

No GST should be payable in respect of dividends paid to shareholders.

Subject to certain requirements, there may be a restriction on the entitlement of shareholders registered for GST to claim an input tax credit for any GST incurred on costs associated with the acquisition or disposal of Ordinary Shares (e.g. lawyer’s and accountants’ fees).

Stamp Duty

No stamp duty should be payable on the acquisition of Ordinary Shares.

THE AUSTRALIAN FEDERAL INCOME TAX CONSEQUENCES APPLICABLE TO HOLDERS OF ORDINARY SHARES WILL DEPEND ON EACH HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE AUSTRALIAN AND NON-AUSTRALIAN. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF ORDINARY SHARES.

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of certain material U.S. federal income tax considerations to U.S. Holders and Non-U.S. Holders (each as defined below) of the ownership and disposition of Ordinary Shares. This discussion applies only to Ordinary Shares that are held as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment).

United States Income Tax Considerations

The following does not purport to be a complete analysis of all potential tax considerations arising in connection with the ownership and disposal of Ordinary Shares. The effects and considerations of other U.S. federal tax laws, such as estate and gift tax laws, alternative minimum or Medicare contribution tax consequences and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect the tax consequences discussed below. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS will not take or a court will not sustain a contrary position to that discussed below regarding the tax consequences discussed below.

This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

●	regulated investment companies and real estate investment trusts;

●	brokers, dealers or traders in securities;

●	traders in securities that elect to mark to market interested party transactions that require shareholder approval;

●	tax-exempt organizations or governmental organizations;

●	U.S. expatriates and former citizens or long-term residents of the United States;

●	persons holding Ordinary Shares as part of a hedge, straddle, constructive sale, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

●	persons subject to special tax accounting rules as a result of any item of gross income with respect to Ordinary Shares being taken into account in an applicable financial statement;

●	persons that actually or constructively own 5% or more (by vote or value) of the Ordinary Shares;

●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	S corporations, partnerships or other entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes (and investors therein);

●	U.S. Holders having a functional currency other than the U.S. dollar;

●	persons who hold or received Ordinary Shares pursuant to the exercise of any employee stock option or otherwise as compensation; and

●	tax-qualified retirement plans.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Ordinary Shares that is for U.S. federal income tax purposes:

●	in individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a “United States person” (within the meaning of Section 7701(a)(30) of the Code) for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Ordinary Shares, the tax treatment of an owner of such entity will depend on the status of the owners, the activities of the entity or arrangement and certain determinations made at the partner level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES APPLICABLE TO HOLDERS OF ORDINARY SHARES WILL DEPEND ON EACH HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, AND LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHTOF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF ORDINARY SHARES.

U.S. Holders

Distributions on Ordinary Shares

If we make distributions of cash or property on the Ordinary Shares, the gross amount of such distributions (including any amount of foreign taxes withheld) will be treated for U.S. federal income tax purposes first as a dividend to the extent of its current and accumulated earnings and profits(as determined for U.S. federal income tax purposes), and then as a tax-free return of capital to the extent of the U.S. Holder’s tax basis, with any excess treated as capital gain from the sale or exchange of the shares. Because we do not expect to provide calculations of its earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect all cash distributions to be reported as dividends for U.S. federal income tax purposes. Any dividend will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Subject to the discussions below under “— Passive Foreign Investment Company Rules,” dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower applicable long-term capital gains rate, provided that:

●	either (a) the Ordinary Shares are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of the Convention between the Government of the United States of America and the Government of the Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “Treaty”);

●	we are neither a PFIC (as discussed below under “— Passive Foreign Investment Company Rules”) nor treated as such with respect to the U.S. Holder in any taxable year in which the dividend is paid or the preceding taxable year;

●	the U.S. Holder satisfies certain holding period requirements; and

●	certain other requirements are met.

U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for dividends paid with respect to Ordinary Shares. Subject to certain exceptions, dividends on Ordinary Shares will constitute foreign source income and generally passive income for foreign tax credit limitation purposes.

Sale, Exchange, Redemption or Other Taxable Disposition of Ordinary Shares

Subject to the discussion below under “— Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize gain or loss on any sale, exchange, redemption or other taxable disposition of Ordinary Shares in an amount equal to the difference between (i) the amount realized on the disposition and (ii) such U.S. Holder’s adjusted tax basis in such Ordinary Shares, as the case may be. Any gain or loss recognized by a U.S. Holder on a taxable disposition of Ordinary Shares generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual, who has held the Ordinary Shares for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations.

Any such gain or loss recognized generally will be treated as U.S. source gain or loss. U.S. Holders are urged to consult their own tax advisor regarding the ability to claim a foreign tax credit and the application of the Treaty to such U.S. Holder’s particular circumstances.

Passive Foreign Investment Company Rules

The treatment of U.S. Holders of Ordinary Shares could be materially different from that described above, if we are treated as a PFIC for U.S. federal income tax purposes. A non-U.S. entity treated as a corporation for U.S. federal income tax purposes generally will be a PFIC for U.S. federal income tax purposes for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, we will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other entity treated as a corporation for U.S. federal income tax purposes in which we own, directly or indirectly, 25% or more (by value) of the stock. Based on the current and anticipated composition of the income, assets and operations and our subsidiaries, we do not believe it will be treated as a PFIC for the current taxable year.

However, whether we or any of our subsidiaries are a PFIC for any taxable year is a factual determination that depends on, among other things, the composition of our income and assets, our market value and the market value of our subsidiaries’ shares and assets. Changes in the composition of our income or asset may cause us to be or become a PFIC for the current or subsequent taxable years. In addition, whether we are treated as a PFIC for U.S. federal income tax purposes is determined annually after the close of each taxable year and, thus, is subject to significant uncertainty. Moreover, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the IRS will not take a contrary position or that a court will not sustain such a challenge by the IRS. Accordingly, there can be no assurances that we will not be treated as a PFIC for the current taxable year or in any future taxable year.

Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder owns Ordinary Shares, we would continue to be treated as a PFIC with respect to such U.S. Holder’s investment unless (i) it ceased to be a PFIC and (ii) the U.S. Holder made a “deemed sale” election’ under the PFIC rules. If such election is made, a U.S. Holder will be deemed to have sold its Ordinary Shares at their fair market value on the last day of the last taxable year in which we are classified as a PFIC, and any gain from such deemed sale would be subject to the consequences described below. After the deemed sale election, the Ordinary Shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year that we are treated as a PFIC with respect to a U.S. Holder’s Ordinary Shares, the U.S. Holder will be subject to special tax rules with respect to any “excess distribution” (as defined below) received and any gain realized from a sale or disposition (including a pledge) of its Ordinary Shares (collectively the “Excess Distribution Rules”), unless the U.S. Holder makes a valid QEF election or mark-to-market election as discussed below. Distributions received by a U.S. Holder in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the Ordinary Shares will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over the Ordinary Shares held by the U.S. Holder;

●	the amount allocated to the current taxable year, and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, will be treated as ordinary income; and

●	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Under the Excess Distribution Rules, the tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital gains, even though the U.S. Holder holds the Ordinary Shares as capital assets.

Certain of the PFIC rules may impact U.S. Holders with respect to equity interests in subsidiaries and other entities which we may hold, directly or indirectly, that are PFICs (collectively, “Lower-Tier PFICs”). There can be no assurance, however, that we do not own, or will not in the future acquire, an interest in a subsidiary or other entity that is or would be treated as a Lower-Tier PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC, a U.S. Holder of Ordinary Shares may avoid taxation under the Excess Distribution Rules described above by making a “qualified electing fund” (“QEF”) election. However, a U.S. Holder may make a QEF election with respect to its Ordinary Shares only if we provide U.S. Holders on an annual basis with certain financial information specified under applicable U.S. Treasury regulations. Because we do not intend to provide such information, however, the QEF Election will not be available to U.S. Holders with respect to Ordinary Shares.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) may make a mark-to-market election for its Ordinary Shares to elect out of the Excess Distribution Rules discussed above if we are treated as a PFIC. If a U.S. Holder makes a mark-to-market election with respect to its Ordinary Shares, such U.S. Holder will include in income for each year that we are treated as a PFIC with respect to such Ordinary Shares an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of the U.S. Holder’s taxable year over the adjusted basis in the Ordinary Shares. A U.S. Holder will be allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, deductions will be allowed only to the extent of any net mark-to-market gains on the Ordinary Shares included in the U.S. Holder’s income for prior taxable years. Amounts included in income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the Ordinary Shares, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent the amount of such loss does not exceed the net mark-to-market gains for such Ordinary Shares previously included in income. A U.S. Holder’s basis in the Ordinary Shares will be adjusted to reflect any mark-to-market income or loss. If a U.S. Holder makes a mark-to-market election, any distributions we make would generally be subject to the rules discussed above except the lower rates applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The Ordinary Shares, which are expected to be listed on Nasdaq, are expected to qualify as marketable stock for purposes of the PFIC rules, but there can be no assurance that Ordinary Shares will be “regularly traded” for purposes of these rules. Because a mark-to-market election cannot be made for equity interests in any Lower-Tier PFICs, a U.S. Holder will continue to be subject to the Excess Distribution Rules with respect to its indirect interest in any Lower-Tier PFICs as described above, even if a mark-to-market election is made for us.

If a U.S. Holder does not make a mark-to-market election (or a QEF election) effective from the first taxable year of a U.S. Holder’s holding period for the Ordinary Shares in which we are a PFIC, then the U.S. Holder generally will remain subject to the Excess Distribution Rules. A U.S. Holder that first makes a mark-to-market election with respect to the Ordinary Shares in a later year will continue to be subject to the Excess Distribution Rules during the taxable year for which the mark-to-market election becomes effective, including with respect to any mark-to-market gain recognized at the end of that year. In subsequent years for which a valid mark-to-mark election remains in effect, the Excess Distribution Rules generally will not apply. A U.S. Holder that is eligible to make a mark-to-market with respect to its Ordinary Shares may do so by providing the appropriate information on IRS Form 8621 and timely filing that form with the U.S. Holder’s tax return for the year in which the election becomes effective. U.S. Holders should consult their own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any Lower-Tier PFICs.

A U.S. Holder of a PFIC may be required to file an IRS Form 8621 on an annual basis. U.S. Holders should consult their own tax advisors regarding any reporting requirements that may apply to them if we are a PFIC.

U.S. Holders are strongly encouraged to consult their tax advisors regarding the application of the PFIC rules to their particular circumstances.

Non-U.S. Holders

The section applies to Non-U.S. Holders of Ordinary Shares. For purposes of this discussion, a Non-U.S. Holder means a beneficial owner (other than a partnership or an entity or arrangement so characterized for U.S. federal income tax purposes) of Ordinary Shares that is not a U.S. Holder, including:

●	a nonresident alien individual, other than certain former citizens and residents of the United States;

●	a foreign corporation; or

●	a foreign estate or trust.

U.S. Federal Income Tax Consequences of the Ownership and Disposition of Ordinary Shares to Non-U.S. Holders

Any (i) distributions of cash or property paid to a Non-U.S. Holders in respect of Ordinary Shares or (ii) gain realized upon the sale or other taxable disposition of Ordinary Shares generally will not be subject to U.S. federal income taxation unless:

●	the gain or distribution is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable); or

●	in the case of any gain, the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

Gain or distributions described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Non-U.S. Holders should consult their own tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Information reporting requirements may apply to distributions received by U.S. Holders of Ordinary Shares, and the proceeds received on sale or other taxable the disposition of Ordinary Shares effected within the United States (and, in certain cases, outside the United States), in each case other than U.S. Holders that are exempt recipients (such as corporations). Backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number (generally on an IRS Form W-9 provided to the paying agent of the U.S. Holder’s broker) or is otherwise subject to backup withholding. Any distributions with respect to Ordinary Shares and proceeds from the sale, exchange, redemption or other disposition of Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding. U.S. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Information returns may be filed with the IRS in connection with, and Non-U.S. Holders may be subject to backup withholding on amounts received in respect of, a Non-U.S. Holder’s Ordinary Shares, unless the Non-U.S. Holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the Non-U.S. Holder otherwise establishes an exemption. Distributions paid with respect to Ordinary Shares and proceeds from the sale of other disposition of Ordinary Shares received in the United States by a Non-U.S. Holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such Non-U.S. Holder provides proof an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding generally may be credited against the taxpayer’s U.S. federal income tax liability, and a taxpayer may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for a refund with the IRS and furnishing any required information.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES APPLICABLE TO HOLDERS OF ORDINARY SHARES WILL DEPEND ON EACH HOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, AND LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHTOF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF ORDINARY SHARES.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

The Company is subject to the informational requirements of the Exchange Act and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov. You may also visit us on website at www.gelteq.com. However, information contained on our website does not constitute a part of this Annual Report.

10.I. Subsidiary Information

Not applicable.

10.J. Annual Report to Security Holders

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our activities expose to a variety of financial risks: market risks (including interest rate risk and foreign currency risk), credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

Financial risk management is carried out by the accounting and finance department under the supervision of the board of directors. The board of directors provides principles for overall risk management.

(a)	Concentration risk

Not applicable.

(b)	Interest rate risk

We have limited exposure to interest rate risk arising from long-term borrowings as these are based on fixed rates. There are no borrowings obtained at variable rates for the years ended June 30, 2024 and June 30, 2023. All cash is held in checking accounts or on hand, and do not earn interest.

(c)	Foreign currency risk

We have only very minor exposure to foreign currency risk. Foreign exchange risk arises from future commercial transactions and recognized financial assets and financial liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting. Management understands that, over the next twelve months, it will deal in a much greater volume in foreign currencies and are in the process of having in place a risk management policy accordingly.

(d)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the group. The maximum exposure to credit risk at the reporting date to recognized financial assets is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the statement of financial position and notes to the financial statements. The Company does not hold any collateral.

All trade and other receivables are current as at June 30, 2024 and June 30, 2023, with no balances past due.

The Company recorded no bad debt expense in the years ended June 30, 2024 and June 30, 2023. As of June 30, 2024 and June 30, 2023, there was no expected credit losses recorded.

Generally, trade receivables are written off when there is no reasonable expectation of recovery. Indicators of this include the failure of a debtor to engage in a repayment plan, no active enforcement activity and a failure to make contractual payments for a period greater than 1 year.

(e)	Liquidity risk

Vigilant liquidity risk management requires the Company to maintain sufficient liquid assets (mainly cash and cash equivalents), and available borrowing facilities to be able to pay debts as and when they become due and payable. The Company manages liquidity risk by maintaining adequate cash reserves and available borrowing facilities by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities.

Borrowings as at June 30, 2024 and June 30, 2023are fully drawn.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A Debt Securities.

None.

12.B Warrants and Rights.

None.

12.C Other Securities.

None.

12.D American Depositary Shares.

None.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

We do not have any material defaults, dividend arrearages or delinquencies.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A - D. Material Modifications to the Rights of Security Holders

There have been no material modifications to the rights of Gelteq Limited security holders.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-280804), or the IPO Form F-1, in relation to our initial public offering of 1,300,000 ordinary shares at an offering price of US$4.00 per share. The IPO Form F-1 was declared effective by the SEC on September 30, 2024. Our initial public offering closed on October 30, 2024.

The Benchmark Company LLC acted as the representatives of the underwriters. We raised approximately U.S.$4.65 million in net proceeds from the initial public offering after deducting underwriting discounts, commissions, fees and estimated offering expenses of approximately U.S.$0.55 million payable by us.

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of Gelteq’s ordinary shares, or our affiliates.

ITEM 15. CONTROLS AND PROCEDURES

(a)	Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Exchange Act. Our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report.

(b)	Management’s Report on Internal Control Over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(c)	Attestation Report of the Company’s Registered Public Accounting Firm

We did not include an attestation report of the company’s registered public accounting firm in this Annual Report on Form 20-F due to rules of the SEC where domestic and foreign registrants that are non-accelerated filers, which we are, and “emerging growth companies” which we also are, are not required to provide the auditor attestation report.

(d)	Changes in Internal Control over Financial Reporting

The Company has implemented numerous remedial measures for the financial year ending June 30, 2024, including the engagement of a new Chief Financial Officer in February 2024. Furthermore, post the financial year ending June 30, 2024, the Company has established its Audit Committee comprising of three independent directors as discussed in “Item 16A – Audit Committee Financial Expert.”

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Professor David Morton, Jeffrey W. Olyniec and the Hon. Philip A. Dalidakis. Our board of directors has determined that Mr. Morton, Mr. Olyniec and Mr. Dalidakis are “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A−3(b) of the Exchange Act. The board of directors has also determined that Mr. Dalidakis meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at www.gelteq.com within four business days following the amendment or waiver. During fiscal year ended June 30, 2024, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of ethics is filed as an exhibit to this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for audit and other services provided by our independent registered public accounting firm, M&K CPAS, PLLC and UHY Haines Norton (prior auditor) for the years ended June 30, 2023 and 2024. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	June 30, 2024		June 30, 2023
Audit Fees & Other Audit Service Fees – UHY Haines Norton	U.S.$	110,118	U.S.$	136,053
Audit Fees & Other Audit Service Fees – M&K CPAS, PLLC	U.S.$	69,202	U.S.$	-
Total fees	U.S.$	179,320	U.S.$	136,053

“Audit Fees” represent the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal auditor for the audit of our annual financial statements.

“Other Audit Service Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under “Audit Fees”. These fees primarily include the review of documents filed with the SEC.

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Home Country Practice Exemption as a Foreign Private Issuer

As a foreign private issuer, as defined in Rule 3b-4 under the Exchange Act, we are permitted to follow certain corporate governance rules of our home country, the Commonwealth of Australia) in lieu of Nasdaq Capital Market’s corporate governance rules. Our corporate governance practices do not deviate from Nasdaq Capital Market corporate governance rules and we are in full compliance with all other applicable Nasdaq Capital Market corporate governance standards; provided, however, that per our Australia legal counsel’s letter dated October 1, 2024 provided in connection with our initial public offering, we formally adopted home country practice and thereby opted out of the Nasdaq Capital Market rule that we must provide for a quorum of not less than 33.33% of the outstanding shares of its voting stock in relation to any meeting of its holders of its common voting stock in accordance with Rule 5620(c)(i) of the Nasdaq Listing Rules. Currently, we plan to rely on the home country practice exemption with respect to the quorum requirements Our constitution provides that three shareholders present in person or by proxy shall form a quorum, as contrasted with the Nasdaq requirement of one-third of a company’s outstanding voting securities.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. Insider Trading Policies.

On October 22, 2024, we adopted an insider trading policy to promote compliance with applicable securities laws and regulations, including those that prohibit insider trading. This policy applies to all officers, directors, employees and consultants of our company and extends to all activities within and outside an individual’s duties at Gelteq Limited. A copy of the Insider Trading Policy is filed as an exhibit to this Annual Report.

ITEM 16K. Cybersecurity.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 “Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-59.

ITEM 19. EXHIBITS

Exhibit		Incorporated Herein by Reference				Filed
Number	Exhibit Title	Form	File No.	Exhibit	Filing Date	Herewith
1.1	Constitution	F-1	333-280804	3.1	July 15, 2024
2.1	Description of Securities registered under Section 12(b) of the Securities Exchange Act of 1934					X
2.2	Underwriting Agreement	6-K	001-42373	1.1	October 30, 2024
2.3	Form of Representative’s Warrant	6-K	001-42373	4.1	October 30, 2024
4.1#	Entrusted Processing Contract, dated August 7, 2021, by and among Labixiaoxin (Fujian) Foods Industrial Co., Ltd. and Gelteq Pty Ltd	F-1	333-280804	10.1	July 15, 2024
4.2#	Commissioned Processing Intellectual Property Power of Attorney Contract, dated August 24, 2021, by and among Labixiaoxin (Fujian) Foods Industrial Co., Ltd. and Gelteq Pty Ltd	F-1	333-280804	10.2	July 15, 2024
4.3#	Wasatch Contract Manufacturing Agreement, dated January 31, 2022, by and among Wasatch Product Development LLC and Gelteq Pty Ltd	F-1	333-280804	10.3	July 15, 2024
4.4#	Master Research Services Agreement, dated December 5, 2019, by and among Monash University and MyHypo Pty Ltd	F-1	333-280804	10.4	July 15, 2024
4.5#	Variation Agreement, dated May 15, 2021, by and among Monash University and MyHypo Pty Ltd	F-1	333-280804	10.5	July 15, 2024
4.6#	Gelteq Authorised Licensee Agreement, dated January 23, 2023, by and among Healthy Extracts Inc and Gelteq Ltd	F-1	333-280804	10.8	July 15, 2024
4.7#	Gelteq Authorised Licensee Agreement, dated January 23, 2023, by and among Elbe Technologies Pty Ltd and Gelteq Ltd	F-1	333-280804	10.10	July 15, 2024
4.8	Master Services Agreement, dated November 1, 2021, by and among Adjutor Healthcare Pty Ltd and Gelteq Pty Ltd	F-1	333-280804	10.11	July 15, 2024
4.9#	Consulting Agreement, dated September 6, 2021, by and among Sosna & Co Inc. and Gelteq Pty Ltd	F-1	333-280804	10.12	July 15, 2024
4.10#	Loan Agreement, dated January 20, 2022, by and among ACK Pty Ltd ATF Markoff Super Fund No.2, Andrew Vukosav Super AC, B&M Givoni Pty Ltd ATF B & M Givoni Superannuation Fund, 3 Frogs In A Pond Pty Ltd ATF GPG Superannuation Fund, Jeffrey Olyniec, Juergen Rochert, KDC Investments Pty Ltd ATF Lieb Family Superannuation Fund and Gelteq Pty Ltd	F-1	333-280804	10.14	July 15, 2024

4.11#	Deed of Variation to Loan Agreement, by and among ACK Pty Ltd ATF Markoff Super Fund No.2, Andrew Vukosav Super AC, B&M Givoni Pty Ltd ATF B & M Givoni Superannuation Fund, 3 Frogs In A Pond Pty Ltd ATF GPG Superannuation Fund, Jeffrey Olyniec, Juergen Rochert, KDC Investments Pty Ltd ATF Lieb Family Superannuation Fund and Gelteq Ltd	F-1	333-280804	10.15	July 15, 2024
4.12#+	Executive Service Agreement, dated April 28, 2022, among Simon Hayden Szewach and Gelteq Pty Ltd	F-1	333-280804	10.16	July 15, 2024
4.13#+	Executive Service Agreement, dated April 28, 2022, among Nathan Jacob Givoni and Gelteq Pty Ltd	F-1	333-280804	10.17	July 15, 2024
4.14#+	Engagement Letter for the Provision of Chief Financial Officer and Professional Services dated February 5, 2023, among Vistra Australia Pty Ltd and Gelteq Ltd	F-1	333-280804	10.18	July 15, 2024
4.15#	Share Sale Agreement, dated June 13, 2021, by and among Paramount Global Limited, Gladwin Ventures Pty Ltd, Jeff Olyniec, Ack Proprietary Limited ATF Markoff Superannuation Fund No.2, Asiana Trading Corporation Limited, Legats Pty Ltd ATF Simon Szewach Family Trust, Givoni Investments Pty Ltd ATF Givoni Investments Family Trust and Gelteq Pty Ltd	F-1	333-280804	10.19	July 15, 2024
4.16#	Share Sale Agreement, dated June 13, 2021, by and among Crestmont Investments Pty Ltd ATF Crestmont Investments Trust, Paramount Global Limited, Gladwin Ventures Pty Ltd, Jeff Olyniec, Raymond Roessel, Joel Haines, Paramount Global SS Limited, Ack Proprietary Limited ATF Markoff Superannuation Fund No.2, Asiana Trading Corporation Limited, Legats Pty Ltd ATF Simon Szewach Family Trust, Givoni Investments Pty Ltd ATF Givoni Investments Family Trust and Gelteq Pty Ltd	F-1	333-280804	10.20	July 15, 2024
4.17#	Deed of Variation to Loan Agreement, by and among ACK Pty Ltd ATF Markoff Super Fund No.2, Andrew Vukosav Super AC, B&M Givoni Pty Ltd ATF B & M Givoni Superannuation Fund, 3 Frogs In A Pond Pty Ltd ATF GPG Superannuation Fund, Jeffrey Olyniec, Juergen Rochert, KDC Investments Pty Ltd ATF Lieb Family Superannuation Fund and Gelteq Ltd	F-1	333-280804	10.21	July 15, 2024
4.18#	Monash Innovation Labs Companies on Campus License Agreement, dated February 2, 2024, by and among Monash University and Gelteq Ltd.	F-1	333-280804	10.22	July 15, 2024
4.19#	Convertible Note Deed, dated February 1, 2024, by and among Domalina Pty LTD ATF Domalina Unit Trust, Jeffrey Olyniec, Kircher International Holdings, Kircher Family Trusts dtd 3/24/04 and Gelteq Ltd.	F-1	333-280804	10.23	July 15, 2024
4.20#	Consulting Agreement, dated February 13, 2024, by and among Arc Group Limited and Gelteq Ltd.	F-1	333-280804	10.24	July 15, 2024
4.21#	Convertible Note Deed, dated May 25, 2024, by and among Barabash Nominees Pty Ltd ATF Barabash Family Trust and Landis Testamentary Trust	F-1/A	333-280804	10.25	September 12, 2024
4.22	Variation Agreement to the Consulting Agreement, dated September 9, 2024, by and among Arc Group Limited and Gelteq Ltd.	F-1/A	333-280804	10.26	September 12, 2024
8.1	List of Subsidiaries	F-1	333-280804	21.1	July 15, 2024
11.1	Code of Business and Ethics	F-1	333-280804	14.1	July 15, 2024
11.2	Insider Trading Policy					X
12.1	Rule13a-14(a)/15d-14(a) Certification of Principal Executive Officer					X
12.2	Rule 13a-14(a)/15d-14(a) Certification of the Principal Financial Officer					X
13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
97	Form of Executive Compensation Clawback Policy.					X
101.INS	Inline XBRL Instance Document					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					X

#	Pursuant to Item 601(b)(10)(iv) of Regulation S-K, certain identified information marked with [*****] has been excluded from the exhibit because it is both (i) not material and (ii) the type that the registrant treats as private or confidential.
+	Indicates a management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Gelteq Limited

/s/ Nathan J. Givoni
	Name:	Nathan J. Givoni
	Title:	Chief Executive Officer

Date: November 15, 2024

GELTEQ LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED JUNE 30, 2023 AND 2024

Gelteq Limited Report of Independent Registered Public Accounting Firm – Year ended 30 June 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Gelteq Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Gelteq Limited and its subsidiaries (the Company) as of June 30, 2024, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the year ended June 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the year ended June 30, 2024, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.  The consolidated financial statements of Gelteq Limited as of June 30, 2023 were audited by other auditors whose report dated December 4, 2023 expressed an unqualified opinion on those statements.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company has an excess of current liabilities over current assets and suffered net loss from operations, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters are discussed in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and the significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe our audit provides a reasonable basis for our opinion.

Gelteq Limited Report of Independent Registered Public Accounting Firm – Year ended 30 June 2024

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated, or required to be communicated, to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which they relate.

Intangible Assets Impairment Consideration

As discussed in Note 20 to the consolidated financial statements, the Company evaluates intangible assets for impairment annually in accordance with IAS 36 and recognizes an impairment loss when the carrying amount of an asset exceeds its recoverable amount. The Company evaluates the impairment on a cash-generating unit basis which it has determined to be the Gelteq consolidated entity. The recoverable amount of the cash-generating unit has been determined by a forecast model that estimates the future cash flows based on budgets and forecasts discounted for current market assessments of the time value of money and the risks specific to the cash-generating unit.

Auditing management’s evaluation of projected future cash flows involves significant judgement, given the fact that the Company uses management estimates on future revenues and expenses which are not able to be substantiated.

To evaluate the appropriateness and accuracy of the assessment by management, we performed our own analysis based on the market value of the assets.

We have served as the Company’s auditor since 2024

The Woodlands, TX

November 15, 2024

PCAOB ID #2738

Gelteq Limited Report of Independent Registered Public Accounting Firm – Year ended 30 June 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	Level 9 | 1 York Street | Sydney | NSW | 2000 GPO Box 4137 | Sydney | NSW | 2001 t: +61 2 9256 6600 | f: +61 2 9256 6611
To the Board of Directors and Shareholders of Gelteq Limited	sydney@uhyhnsyd.com.au www.uhyhnsydney.com.au

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Gelteq Limited and its subsidiaries (together the “Consolidated Entity”) as of June 30, 2023, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the year ended June 30, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Consolidated Entity as of June 30, 2023, and the results of their operations and their cash flows for the year ended June 30, 2023, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Substantial Doubt about the Consolidated Entity’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Consolidated Entity will continue as a going concern. As discussed in Note 4 to the financial statements, the Consolidated Entity is in a current liability position at June 30, 2023 and has suffered recurring losses from operations. These conditions raise substantial doubt about the Consolidated Entity’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 4 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Consolidated Entity’s management. Our responsibility is to express an opinion on the Consolidated Entity’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Consolidated Entity in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Consolidated Entity is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Consolidated Entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

UHY Haines Norton

We have served as the Consolidated Entity’s auditor since 2021.

Sydney, Australia

4 December 2023

An association of independent firms in Australia and New Zealand and a member of UHY International, a network of independent accounting and consulting firms.
UHY Haines Norton—ABN 85 140 758 156 NSWBN 98 133 826
Liability limited by a scheme approved under Professional Standards Legislation.

Gelteq Limited
Consolidated statement of profit or loss and other comprehensive income For the year ended 30 June 2024 and 2023

		Consolidated
	Note	30 June 2024	30 June 2023
		$	$
Revenue
Revenue from contracts with customers	6	-	79,843

Other income	7	146,884	317,888
Gains on loan modifications	23	-	222,681

Expenses
Raw materials and consumables expenses		-	(48,925)
Employment expenses	8	(875,579)	(752,584)
Corporate expenses	9	(222,641)	(428,922)
IPO related expenses	10	(166,804)	(278,319)
Depreciation and amortisation expense	11	(1,211,896)	(1,226,491)
Research expenses	12	(276,057)	(665,035)
Advertising and marketing expense		(18,200)	(166,929)
Legal expense		-	(5,270)
Consulting fees		(750)	(80,407)
Other expenses		(145,851)	(69,681)
Inventory - write off		(175,081)	-

Operating loss		(2,945,975)	(3,102,151)

Finance costs	13	(600,220)	(404,069)

Loss before income tax expense		(3,546,195)	(3,506,220)

Income tax expense	14	-	-

Loss after income tax expense for the year attributable to the owners of Gelteq Limited		(3,546,195)	(3,506,220)

Other comprehensive income for the year, net of tax		-	-

Total comprehensive loss for the year attributable to the owners of Gelteq Limited		(3,546,195)	(3,506,220)

		$	$
Basic loss per share	39	(0.44)	(0.44)
Diluted loss per share	39	(0.44)	(0.44)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Gelteq Limited
Consolidated statement of financial position As at 30 June 2024 and 2023

		Consolidated
	Note	30 June 2024	30 June 2023
		$	$
Assets

Current assets
Cash and cash equivalents	15	24,522	399,224
Trade and other receivables	16	183,005	345,291
Inventories	17	-	95,201
Prepayments and other assets	19	95,700	151,258
Total current assets		303,227	990,974

Non-current assets
Fixed assets		16,642	-
Right-of-use assets	18	-	10,001
Intangible assets	20	20,437,958	21,493,661
Total non-current assets		20,454,600	21,503,662

Total assets		20,757,827	22,494,636

Liabilities

Current liabilities
Trade and other payables	21	1,558,186	1,184,404
Deferred revenue	22	125,359	85,359
Borrowings	23	2,084,152	5,086
Lease liabilities	24	-	11,896
Employee benefits provisions	25	98,368	77,780
Total current liabilities		3,866,065	1,364,525

Non-current liabilities
Borrowings	23	1,759,447	2,471,619
Employee benefits provisions	25	20,018	-
Total non-current liabilities		1,779,465	2,471,619

Total liabilities		5,645,530	3,836,144

Net assets		15,112,297	18,658,492

Equity
Issued capital	26	26,608,227	26,608,227
Accumulated losses		(11,495,930)	(7,949,735)

Total equity		15,112,297	18,658,492

The above consolidated statement of financial position should be read in conjunction with the accompanying notes

Gelteq Limited
Consolidated statement of changes in equity For the year ended 30 June 2024 and 2023

	Issued		Accumulated	Total
	capital	Reserve	losses	equity
Consolidated	$	$	$	$

Balance at 1 July 2022	25,298,909	34,722	(4,478,237)	20,855,394

Loss after income tax expense for the year	-	-	(3,506,220)	(3,506,220)
Other comprehensive income for the year, net of tax	-	-	-	-

Total comprehensive loss for the year	-	-	(3,506,220)	(3,506,220)

Transactions with owners in their capacity as owners:
Share-based reserve	-	(34,722)	34,722	-
Share capital subscribed (note 26)	1,309,318	-	-	1,309,318

Balance at 30 June 2023	26,608,227	-	(7,949,735)	18,658,492

	Issued		Accumulated	Total
	capital	Reserve	losses	equity
Consolidated	$	$	$	$

Balance at 1 July 2023	26,608,227	-	(7,949,735)	18,658,492

Loss after income tax expense for the year	-	-	(3,546,195)	(3,546,195)
Other comprehensive income for the year, net of tax	-	-	-	-

Total comprehensive loss for the year	-	-	(3,546,195)	(3,546,195)

Balance at 30 June 2024	26,608,227	-	(11,495,930)	15,112,297

 The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Gelteq Limited
Consolidated statement of cash flows For the year ended 30 June 2024 and 2023

		Consolidated
	Note	30 June 2024	30 June 2023
		$	$

Cash flows from operating activities
Receipt from Customers		40,000	45,437
Research and development tax incentives		263,057	224,536
Payments to suppliers and employees (inclusive of GST)		(1,372,801)	(1,878,079)
Payments to Suppliers IPO (inclusive of GST)		-	(160,489)
Interest and other finance costs paid		(727)	(1,840)

Net cash used in operating activities	37	(1,070,471)	(1,770,435)

Cash flows from investing activities
Payment towards procurement of fixed assets		(3,149)	(34,503)
Payment towards acquisition of intangibles		(145,021)	(41,428)

Net cash used in investing activities		(148,170)	(75,931)

Cash flows from financing activities
Proceeds from convertible notes		855,834	755,935
Proceeds from issue of shares		-	1,431,162
Capital issue costs		-	(121,844)
Repayment of lease liabilities		(11,895)	(34,706)

Net cash from financing activities		843,939	2,030,547

Net increase/(decrease) in cash and cash equivalents		(374,702)	184,181
Cash and cash equivalents at the beginning of the financial year		399,224	162,485
Effects of exchange rate changes on cash and cash equivalents		-	52,558

Cash and cash equivalents at the end of the financial year	15	24,522	399,224

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 1. General information

The consolidated financial statements covers Gelteq Limited (“Gelteq” or the “Company”) and its controlled entities (referred to herein as the “Consolidated Entity”). Gelteq is a Company limited by shares, incorporated and domiciled in Australia.

The principal activities of the Consolidated Entity during the financial years ended 30 June 2024 and 2023 were the development and testing of a gel based delivery system for humans and animals.

The names of the directors in office at any time during or since the end of the year ended 30 June 2024 are:

Simon Szewach (Executive Chairman)

Nathan Jacob Givoni (Executive Director)

Jeff Olyniec (Non-Executive Director)

Philip Dalidakis (Non-Executive Director)

Prof David Morton (Non-Executive Director)

The names of the directors in office at any time during or since the end of the year ended 30 June 2023 are:

Simon Szewach (Executive Chairman)

Nathan Jacob Givoni (Executive Director)

Jeff Olyniec (Non-Executive Director)

Philip Dalidakis (Non-Executive Director)

Prof David Morton (Non-Executive Director) — Appointed 28 February, 2023

Paul Wynne (Non-Executive Director) — Resigned on 28 February, 2023

The directors have been in office since the start of the financial period to the date of this report unless otherwise stated.

The consolidated financial statements for the year ended 30 June 2024 were authorised for issue, in accordance with a resolution of directors, on 15 November 2024. The directors have the power to amend and reissue the consolidated financial statements.

The consolidated financial statements for the year ended 30 June 2023 were authorised for issue, in accordance with a resolution of directors, on 4 December 2023. The directors have the power to amend and reissue the consolidated financial statements.

Note 2. Basis of preparation

The principal accounting policies adopted in the preparation of the consolidated financial statements are set out in note 3. The policies have been consistently applied to all the years presented, unless otherwise stated.

The consolidated financial statements are presented in Australian Dollars, which is also the Consolidated Entity’s functional currency. Amounts are rounded to the nearest dollar, unless otherwise stated.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 2. Basis of preparation (continued)

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRSs).

The preparation of consolidated financial statements in compliance with adopted IFRS requires the use of certain critical accounting estimates. It also requires the Consolidated Entity’s management to exercise judgment in applying the Consolidated Entity’s accounting policies. The areas where significant judgments and estimates have been made in preparing the consolidated financial statements and their effect are disclosed in note 4.

Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis.

The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

New or amended Accounting Standards and Interpretations adopted - 2024

The Consolidated Entity has adopted all of the new or amended Accounting Standards and Interpretations issued by the International Accounting Standards Board (IASB) that are mandatory for the current reporting period. The adoption of these Accounting Standards and Interpretations did not have any material impact on the financial performance or position of the Consolidated Entity.

The adoption of these Accounting Standards and Interpretations did not have any material impact on the financial performance or position of the Consolidated Entity. The following Accounting Standards and Interpretations are most relevant to the Consolidated Entity:

●	IAS 1 and IFRS Practice Statement 2, to require entities to disclose their material accounting policy information rather than their significant accounting policies;

●	IAS 7, to clarify that information about measurement bases for financial instruments is expected to be material to an entity’s financial statements;

●	IAS 8, to clarify how entities should distinguish changes in accounting policies and changes in accounting estimates;

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 2. Basis of preparation (continued)

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

New or amended Accounting Standards and Interpretations adopted - 2023

The Consolidated Entity has adopted all of the new or amended Accounting Standards and Interpretations issued by the International Accounting Standards Board (IASB) that are mandatory for the current reporting period.

New Accounting Standards and Interpretations not yet mandatory or early adopted - 2024

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the Consolidated Entity for the annual reporting period ended 30 June 2024. The Consolidated Entity has not yet assessed the impact of these new or amended Accounting Standards and Interpretations.

IFRS18 Presentation and Disclosure in Financial Statements

This standard is applicable to annual reporting periods beginning on or after 1 January 2027. The standard replaces IAS 1 Presentation of Financial Statements, with many of the original disclosure requirements retained and there will be no impact on the recognition and measurement of items in the financial statements. But the standard will affect presentation and disclosure in the financial statements, including introducing five categories in the statement of profit or loss and other comprehensive income: operating, investing, financing, income taxes and discontinued operations. The standard introduces two mandatory sub-totals in the statement: ‘Operating profit’ and ‘Profit before financing and income taxes’. There are also new disclosure requirements for ‘management-defined performance measures’, such as earnings before interest, taxes, depreciation and amortisation (‘EBITDA’) or ‘adjusted profit’. The standard provides enhanced guidance on grouping of information (aggregation and disaggregation), including whether to present this information in the primary financial statements or in the notes. The Consolidated Entity will adopt this standard from 1 July 2027. As at reporting date, the Consolidated Entity has not completed an assessment on the impact of the standard, but it is expected that there will be a material change to the layout of the statement of profit or loss and other comprehensive income.

Amendments to IAS 1 - Classifications of Liabilities as Current or Non-Current

The amendments are applicable to annual reporting periods beginning on or after 1 January 2024 and early adoption is permitted. This Standard amends IAS 1 to clarify requirements for the presentation of liabilities in the statement of financial position as current or non-current. For example, the amendments clarify that a liability is classified as non-current if an entity has the right at the end of the reporting period to defer settlement of the liability for at least 12 months after the reporting period. The meaning of settlement of a liability is also clarified. The Consolidated Entity will adopt this standard from its application date and where appropriate incorporate the additional disclosures required.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 2. Basis of preparation (continued)

Amendments to IAS 1 - Non-current Liabilities with Covenants

The amendments are applicable to annual reporting periods beginning on or after 1 January 2024 and early adoption is permitted. Amendments specifies that only covenants with which an entity must comply on or before the reporting date affect the classification of a liability as current or non-current. Covenants with which the Consolidated Entity must comply after the reporting date (i.e. future covenants) do not affect a liability’s classification at that date. However, when non-current liabilities are subject to future covenants, companies will now need to disclose information to help users understand the risk that those liabilities could become repayable within 12 months after the reporting date. The Consolidated Entity will adopt this standard from its application date and where appropriate incorporate the additional disclosures required.

Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback

The amendments are applicable to annual reporting periods beginning on or after 1 January 2024 and early adoption is permitted. The Standard amends IFRS 16 Leases to add subsequent measurement requirements for sale and leaseback transactions that satisfy the requirements in IFRS 15 Revenue from Contracts with Customers to be accounted for as a sale.

IFRS 16 already requires a seller-lessee to recognise only the amount of any gain or loss that relates to the rights transferred to the buyer-lessor. The amendments ensure that a similar approach is applied by also requiring a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that does not recognise any amount of the gain or loss related to the right of use it retains. The Consolidated Entity will adopt this standard from its application date and where appropriate incorporate the additional disclosures required.

Amendments to IAS 7 and IFRS 7 - Supplier Finance Arrangements

The amendments are applicable to annual reporting periods beginning on or after 1 January 2024. Amendments requires the disclosure of information about an entity’s supplier finance arrangements (also known as supply chain finance, payables finance or reverse factoring arrangements). The new disclosures are designed to enable users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows. The amendments require an entity to disclose the terms and conditions of the arrangements, the carrying amount of the liabilities that are part of the arrangements, the carrying amounts of those liabilities for which the suppliers have already received payment from the finance providers, the range of payment due dates and the effect of non-cash changes. At this time, the application of the amendments is not expected to have a material impact on the Consolidated Entity. The Consolidated Entity will adopt this standard from its application date and where appropriate incorporate the additional disclosures required.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 2. Basis of preparation (continued)

Amendments to IAS 21 - Lack of Exchangeability

The amendments are applicable to annual reporting periods beginning on or after 1 January 2025. The Standard amends IAS 21 and IFRS 1 to require entities to apply a consistent approach to determining whether a currency is exchangeable into another currency and the spot exchange rate to use when it is not exchangeable. New disclosures are required to help users assess the impact of using an estimated exchange rate on the financial statements. The Consolidated Entity will adopt this standard from its application date and where appropriate incorporate the additional disclosures required.

New Accounting Standards and Interpretations not yet mandatory or early adopted - 2023

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Consolidated Entity has decided not to adopt early.

The following amendments to standards are applicable to the Company and effective for future reporting periods:

—	Disclosure of Accounting Policies (Amendments to IAS 1, IFRS Practice Statement 2 and Amendments to IAS 8), which are effective for accounting periods beginning on or after 1 January 2023;

—	Amendment to IFRS 16 — Leases on sale and leaseback, which are effective for accounting periods beginning on or after 1 January 2024;

—	Amendment to IAS 1 — Non-current liabilities with covenants which is effective for accounting periods beginning on or after 1 January 2024: and

—	Deferred Tax Related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12), effective for accounting periods beginning on or after 1 January, 2023.

These standards, which are not yet effective, are not expected to have a material impact on the Consolidated Entity in the current or future reporting periods and on foreseeable future transactions. However, management will continue to assess this closer to the application date of each standard.

Note 3. Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Gelteq Limited (‘Company’ or ’parent entity’) as at 30 June 2024 and 30 June 2023 and the results of all subsidiaries for the years then ended. Gelteq Limited and its subsidiaries together are referred to in these financial statements as the ‘Consolidated Entity’.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 3. Summary of significant accounting policies (continued)

Subsidiaries are all those entities over which the Consolidated Entity has control. The Consolidated Entity controls an entity when the Consolidated Entity is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Consolidated Entity. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between entities in the Consolidated Entity are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Consolidated Entity.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. A change in ownership interest, without the loss of control, is accounted for as an equity transaction, where the difference between the consideration transferred and the book value of the share of the non-controlling interest acquired is recognised directly in equity attributable to the parent.

Where the Consolidated Entity loses control over a subsidiary, it derecognises the assets including goodwill, liabilities and non-controlling interest in the subsidiary together with any cumulative translation differences recognised in equity. The Consolidated Entity recognises the fair value of the consideration received and the fair value of any investment retained together with any gain or loss in profit or loss.

(b) Revenue from contracts with customers

Revenue arises mainly from the manufacturing and sale of products. To determine whether to recognise revenue, the consolidated entity follows a 5-step process:

(1)	Identifying the contract with a customer

(2)	Identifying the performance obligations

(3)	Determining the transaction price

(4)	Allocating the transaction price to the performance obligations

(5)	Recognising revenue when/as the performance obligations are satisfied.

Revenue is recognised either at a point in time or over time, when the consolidated entity satisfies performance obligations by transferring the promised goods or services to its customers.

The consolidated entity recognises contract liabilities for consideration received in respect to unsatisfied performance obligations and reports these amounts as other liabilities (which we refer to as deferred revenues) in the consolidated statement of financial position. Similarly, if the Consolidated Entity satisfies a performance obligation before it receives the consideration, the consolidated entity recognises either a contract asset or a receivable in its consolidated statement of financial position, depending on whether something other than the passage of time is required before the consideration is due.

Sale of Products

Revenue from sale of product for a fixed fee is recognised when or as the consolidated entity transfers control of the assets to the customer.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 3. Summary of significant accounting policies (continued)

(c) Research and Development Tax Incentive

The Research and Development Tax Incentive programme provides tax offsets for expenditure on eligible R&D activities. Under the programme, the consolidated entity, is entitled to a refundable R&D credit in Australia on the eligible R&D expenditure incurred on eligible R&D activities. The refundable R&D tax offset is accounted for under IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, as per which the R&D tax offset income is recognised when there is reasonable assurance that it will be received. It is recognised in the consolidated statement of comprehensive income in the same period that the related costs are recognised as expenses and relates to refundable amounts on approved expenses.

(d) Business Combinations/Asset Acquisitions

Business combinations occur where an acquirer obtains control over one or more businesses and results in the consolidation of its assets and liabilities.

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control. The business combination will be accounted for from the date that control is obtained, whereby the fair value of the identifiable assets acquired and liabilities (including contingent liabilities) assumed are recognised (subject to certain limited exceptions).

If the acquisition of an asset or a Consolidated Entity of assets does not constitute a business, the individual identifiable assets acquired (including intangible assets) and liabilities are assumed. The cost of the Consolidated Entity shall be allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event does not give rise to goodwill.

Determining whether a particular set of assets and activities is a business should be based on whether the integrated set is capable of being conducted and managed as a business by a market participant. Thus, in evaluating whether a particular set is a business, it is not relevant whether a seller operated the set as a business or whether the acquirer intends to operate the set as a business. In the absence of evidence to the contrary, a particular set of assets and activities in which goodwill is present shall be presumed to be a business. However, a business need not have goodwill.

(e) Income Tax

The income tax expense (income) for the periods ended 30 June 2024 and 2023 comprises current income tax expense (income) and deferred tax expense (income).

Current tax assets and liabilities are offset where a legally enforceable right of set-off exists and it is intended that net settlement or simultaneous realisation and settlement of the respective asset and liability will occur. Deferred tax assets and liabilities are offset where: (a) a legally enforceable right of set-off exists; and (b) the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where it is intended that net settlement or simultaneous realisation and settlement of the respective asset and liability will occur in future periods in which significant amounts of deferred tax assets or liabilities are expected to be recovered or settled.

Deferred income tax expense reflects movements in deferred tax asset and deferred tax liability balances during the period, as well as unused tax losses.

Current and deferred income tax expense (income) is charged or credited outside profit or loss when the tax relates to items that are recognised outside profit or loss or arising from a business combination.

Except for business combinations, no deferred income tax is recognised from the initial recognition of an asset or liability where there is no effect on accounting or taxable profit or loss.

A deferred tax liability shall be recognised for all taxable temporary differences, except to the extent that the deferred tax liability arises from:

(a)	the initial recognition of goodwill; or

(b)	the initial recognition of an asset or liability in a transaction which:

(i)	is not a business combination; and

(ii)	at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 3. Summary of significant accounting policies (continued)

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled and their measurement also reflects the manner in which management expects to recover or settle the carrying amount of the related asset or liability.

Deferred tax assets relating to temporary differences and unused tax losses are recognised only to the extent that it is probable that future taxable profit will be available against which the benefits of the deferred tax asset can be utilised.

(f) Fair Value of Assets and Liabilities

The Consolidated Entity measures some of its assets and liabilities at fair value on either a recurring or non-recurring basis, depending on the requirements of the applicable Accounting Standard.

Fair value is the price the Consolidated Entity would receive to sell an asset or would have to pay to transfer a liability in an orderly (i.e. unforced) transaction between independent, knowledgeable and willing market participants at the measurement date.

As fair value is a market-based measure, the closest equivalent observable market pricing information is used to determine fair value. Adjustments to market values may be made having regard to the characteristics of the specific asset or liability. The fair values of assets and liabilities that are not traded in an active market are determined using one or more valuation techniques. These valuation techniques maximise, to the extent possible, the use of observable market data.

To the extent possible, market information is extracted from either the principal market for the asset or liability (i.e. the market with the greatest volume and level of activity for the asset or liability) or, in the absence of such a market, the most advantageous market available to the entity at the end of the reporting period (i.e. the market that maximises the receipts from the sale of the asset or minimises the payments made to transfer the liability, after taking into account transaction costs and transport costs).

For non-financial assets, the fair value measurement also takes into account a market participant’s ability to use the asset in its highest and best use or to sell it to another market participant that would use the asset in its highest and best use.

The fair value of liabilities and the entity’s own equity instruments (excluding those related to share-based payment arrangements) may be valued, where there is no observable market price in relation to the transfer of such financial instruments, by reference to observable market information where such instruments are held as assets. Where this information is not available, other valuation techniques are adopted and, where significant, are detailed in the respective note to the consolidated financial statements.

(g) Financial Instruments

Initial recognition and measurement

Financial assets and financial liabilities are recognised when the entity becomes a party to the contractual provisions of the instrument. For financial assets, this is equivalent to the date that the Consolidated Entity commits itself to either purchase or sell the asset (i.e. trade date accounting is adopted).

Financial instruments (except for trade receivables) are initially measured at fair value plus transactions costs, except where the instrument is classified ‘at fair value through profit or loss’ in which case transactions costs are recognised as expenses in profit or loss immediately. Where available, quoted prices in an active market are used to determine fair value. In other circumstances, valuation techniques are adopted.

Trade receivables are initially measured at the transaction price if the trade receivables do not contain a significant financing component or if the practical expedient was applied as specified in IFRS 15: Revenue from Contracts with Customers.

Classification and subsequent measurement

Financial liabilities

Financial liabilities are subsequently measured at:

–	amortised cost; or

–	fair value through profit and loss.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 3. Summary of significant accounting policies (continued)

A financial liability is measured at fair value through profit and loss if the financial liability is:

–	a contingent consideration of an acquirer in a business combination to which IFRS 3: Business Combinations applies;

–	held for trading; or

–	initially designated as at fair value through profit or loss.

All other financial liabilities are subsequently measured at amortised cost using the effective interest method. The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest expense to profit or loss over the relevant period.

The effective interest rate is the internal rate of return of the financial asset or liability. That is, it is the rate that exactly discounts the estimated future cash flows through the expected life of the instrument to the net carrying amount at initial recognition.

Any gains or losses arising on changes in fair value are recognised in profit or loss to the extent that they are not part of a designated hedging relationship.

The change in fair value of the financial liability attributable to changes in the issuer’s credit risk is taken to other comprehensive income and is not subsequently reclassified to profit or loss. Instead, it is transferred to retained earnings upon derecognition of the financial liability.

If taking the change in credit risk to other comprehensive income enlarges or creates an accounting mismatch, these gains or losses should be taken to profit or loss rather than other comprehensive income. A financial liability cannot be reclassified.

Financial assets

Financial assets are subsequently measured at:

–	amortised cost;

–	fair value through other comprehensive income; or

–	fair value through profit or loss.

Measurement is on the basis of two primary criteria:

–	the contractual cash flow characteristics of the financial asset; and

–	the business model for managing the financial assets.

A financial asset that meets the following conditions is subsequently measured at amortised cost:

●	the financial asset is managed solely to collect contractual cash flows; and

●	contractual terms within the financial asset give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates.

A financial asset that meets the following conditions is subsequently measured at fair value through other comprehensive income:

●	the contractual terms within the financial asset give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding on specified dates; and

●	the business model for managing the financial asset comprises both contractual cash flows collection and the selling of the financial asset.

By default, all other financial assets that do not meet the measurement conditions of amortised cost and fair value through other comprehensive income are subsequently measured at fair value through profit or loss.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 3. Summary of significant accounting policies (continued)

The Consolidated Entity initially designates a financial instrument as measured at fair value through profit or loss if:

●	it eliminates or significantly reduces a measurement or recognition inconsistency (often referred to as an “accounting mismatch”) that would otherwise arise from measuring assets or liabilities or recognising the gains and losses on them on different bases;

●	it is in accordance with the documented risk management or investment strategy and information about the groupings is documented appropriately, so the performance of the financial liability that is part of a group of financial liabilities or financial assets can be managed and evaluated consistently on a fair value basis; and

●	it is a hybrid contract that contains an embedded derivative that significantly modifies the cash flows otherwise required by the contract.

The initial measurement of financial instruments at fair value through profit or loss is a one-time option on initial classification and is irrevocable until the financial asset is derecognised.

Derecognition

Derecognition of financial liabilities

A liability is derecognised when it is extinguished (i.e. when the obligation in the contract is discharged, cancelled or expires). An exchange of an existing financial liability for a new one with substantially modified terms, or a substantial modification to the terms of a financial liability, is treated as an extinguishment of the existing liability and recognition of a new financial liability.

The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss.

Derecognition of financial assets

A financial asset is derecognised when the holder’s contractual rights to its cash flows expires, or the asset is transferred in such a way that all the risks and rewards of ownership are substantially transferred.

All the following criteria need to be satisfied for the derecognition of a financial asset:

●	the right to receive cash flows from the asset has expired or been transferred;

●	all risk and rewards of ownership of the asset have been substantially transferred; and

●	the Consolidated Entity no longer controls the asset (i.e. it has no practical ability to make unilateral decisions to sell the asset to a third party).

On derecognition of a financial asset measured at amortised cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognised in profit or loss.

On derecognition of a debt instrument classified as fair value through other comprehensive income, the cumulative gain or loss previously accumulated in the investment revaluation reserve is reclassified to profit or loss.

(h) Impairment of assets

At the end of each reporting period, the Consolidated Entity assesses whether there is any indication that an asset may be impaired. The assessment will include considering external sources of information and internal sources of information, including dividends received from subsidiaries, associates or joint ventures deemed to be out of pre-acquisition profits. If such an indication exists, an impairment test is carried out on the asset by comparing the recover able amount of the asset, being the higher of the asset’s fair value less costs to sell and value in use to the asset’s carrying amount. Any excess of the asset’s carrying amount over its recoverable amount is recognised immediately in profit or loss, unless the asset is carried at a revalued amount in accordance with another Standard. Any impairment loss of a revalued asset is treated as a revaluation decrease in accordance with that other Standard.

Where it is not possible to estimate the recoverable amount of an individual asset, the Consolidated Entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Impairment testing is performed annually for goodwill and intangible assets with indefinite lives.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 3. Summary of significant accounting policies (continued)

When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

(i) Inventories

Raw materials, work in progress and finished goods are stated at the lower of cost and net realisable value on a ‘first in first out’ basis. Cost comprises of direct materials and delivery costs, direct labour, import duties and taxes, an appropriate proportion of variable and fixed overhead expenditure based on normal operating capacity. Costs of purchased inventory are determined after deducting rebates and discounts received or receivable.

Raw materials, finished goods and work in progress are stated at the lower of cost and net realisable value. Cost comprises of purchase and delivery costs, net of rebates and discounts received or receivable. Costs are assigned to individual items of inventory on the ‘first in first out’ basis.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(j) Right-of-use assets

A right-of-use asset is recognised at the commencement date of a lease. The right-of-use asset is measured at cost, which comprises the initial amount of the lease liability, adjusted for, as applicable, any lease payments made at or before the commencement date net of any lease incentives received, any initial direct costs incurred, and, except where included in the cost of inventories, an estimate of costs expected to be incurred for dismantling and removing the underlying asset, and restoring the site or asset.

Right-of-use assets are depreciated on a straight-line basis over the unexpired period of the lease or the estimated useful life of the asset, whichever is the shorter. Where the Consolidated Entity expects to obtain ownership of the leased asset at the end of the lease term, the depreciation is over its estimated useful life. Right-of use assets are subject to impairment or adjusted for any remeasurement of lease liabilities.

The Consolidated Entity has elected not to recognise a right-of-use asset and corresponding lease liability for short-term leases with terms of 12 months or less and leases of low-value assets. Lease payments on these assets are expensed to profit or loss as incurred.

(k) Intangible Assets Other than Goodwill

Trade secrets

Trade secrets with finite useful lives that are acquired separately, including those acquired in a business combination recognised separately from goodwill, are carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation is recognised on a straight-line basis over their estimated useful lives which are disclosed below. The estimated useful life and amortisation method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 3. Summary of significant accounting policies (continued)

Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred.

Under IFRS 138, An intangible asset arising from development (or from the development phase of an internal project) shall be recognised if, and only if, an entity can demonstrate all of the following:

(a)	the technical feasibility of completing the intangible asset so that it will be available for use or sale.

(b)	its intention to complete the intangible asset and use or sell it.

(c)	its ability to use or sell the intangible asset.

(d)	how the intangible asset will generate probable future economic benefits. Among other things, the entity can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset.

(e)	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.

(f)	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development expenditure that does not meet the criteria for capitalisation above are recognised as an expense as incurred.

Patents & trademarks

Patents and trademarks are measured initially at purchase cost and are amortised on a straight line basis over their estimated useful lives.

The amortisation rates used for each class of intangible asset with a finite useful life are:

Class of Intangible Asset	Amortisation Period

Trade Secrets	20 Years
Patents and Trademarks	20 Years

Foreign Currency Transactions and Balances

(l) Functional and presentation currency

The functional currency of each of the Company’s entities is measured using the currency of the primary economic environment in which that entity operates. The functional currency of Gelteq is AU$ dollars. The consolidated financial statements are presented in Australian dollars.

Transactions and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the period-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in profit or loss, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in other comprehensive income to the extent that the underlying gain or loss is directly recognised in other comprehensive income; otherwise the exchange difference is recognised in profit or loss.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 3. Summary of significant accounting policies (continued)

(m) Employee Benefit Provisions

Short-term obligations

Liabilities for accumulating annual leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheet.

Other long-term employee benefit obligations

The liabilities for long service leave are not expected to be settled wholly within 12 months after the end of the period in which the employees render the related service. They are therefore measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting date, regardless of when the actual settlement is expected to occur.

(n) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

(o) Government Grants

Government grants received on capital expenditure are generally deducted in arriving at the carrying amount of the asset purchased. Grants for revenue expenditure are recognised as other income by the Consolidated Entity. Where retention of a government grant is dependent on the Consolidated Entity satisfying certain criteria, it is initially recognised as deferred income. When the criteria for retention have been satisfied, the deferred income balance is released to the consolidated statement of comprehensive income or netted against the asset purchased.

(p) Trade and other receivables

Trade and other receivables are recognised at amortised cost, less any allowance for expected credit losses.

(q) Trade and Other Payables

Trade and other payables represent the liabilities for goods and services received by the entity that remain unpaid at the end of the reporting period. The balance is recognised as a current liability with the amounts normally paid within 30 days of recognition of the liability.

Trade and other payables are initially measured their fair value and subsequently measured at amortised cost using the effective interest method.

Accruals are recognised when they can be reasonably estimated and attributed to the relevant financial period. They are assessed for fair value and carried at amortised cost. They are derecognised when a liability for payment is raised as a trade or other payable.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 3. Summary of significant accounting policies (continued)

(r) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in profit or loss over the year of the borrowings using the effective interest method.

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss as other income or finance costs.

Borrowings are classified as current liabilities unless the Consolidated Entity has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of assets that necessarily take a substantial period of time to prepare for their intended use or sale are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

(s) Convertible Notes

The component parts of the convertible notes issued by the Consolidated Entity are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Consolidated Entity’s own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability on an amortised cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognised and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognised in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance recognised in equity will be transferred to retained earnings. No gain or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible notes are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognised directly in equity. Transaction costs relating to the liability component are included in carrying amount of the liability component and amortised over the lives of the convertible notes using the effective interest method.

(t) Lease liabilities

A lease liability is recognised at the commencement date of a lease. The lease liability is initially recognised at the present value of the lease payments to be made over the term of the lease, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Consolidated Entity’s incremental borrowing rate. Lease payments comprise of fixed payments less any lease incentives receivable, variable lease payments that depend on an index or a rate, amounts expected to be paid under residual value guarantees, exercise price of a purchase option when the exercise of the option is reasonably certain to occur, and any anticipated termination penalties. The variable lease payments that do not depend on an index or a rate are expensed in the period in which they are incurred.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 3. Summary of significant accounting policies (continued)

Lease liabilities are measured at amortised cost using the effective interest method. The carrying amounts are remeasured if there is a change in the following: future lease payments arising from a change in an index or a rate used; residual guarantee; lease term; certainty of a purchase option and termination penalties. When a lease liability is remeasured, an adjustment is made to the corresponding right-of use asset, or to profit or loss if the carrying amount of the right-of-use asset is fully written down.

(u) Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO).

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the ATO is included with other receivables or payables in the statement of financial position.

(v) Earnings per Share (EPS)

Basic loss per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the period, adjusted for bonus elements in ordinary shares issued during the period.

Diluted loss per share

Diluted loss per share adjusts the figures used in the determination of basic loss per share to take into account the after-income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares, unless anti-dilutive.

(w) Operating segments

Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (‘CODM’). The CODM is responsible for the allocation of resources to operating segments and assessing their performance.

(x)  Share-based payments

Equity-settled and cash-settled share-based compensation benefits are provided to employees.

Equity-settled transactions

Equity-settled transactions are awards of shares, or options over shares, that are provided to employees in exchange for the rendering of services. Cash-settled transactions are awards of cash for the exchange of services, where the amount of cash is determined by reference to the share price.

The cost of equity-settled transactions are measured at fair value on grant date. Fair value is generally determined using either the Binomial or Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the Consolidated Entity receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions.

The cost of equity-settled transactions are recognised as an expense with a corresponding increase in equity over the vesting period. The cumulative charge to profit or loss is calculated based on the grant date fair value of the award, the best estimate of the number of awards that are likely to vest and the expired portion of the vesting period. The amount recognised in profit or loss for the period is the cumulative amount calculated at each reporting date less amounts already recognised in previous periods.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 3. Summary of significant accounting policies (continued)

Cash-settled transactions

The cost of cash-settled transactions is initially, and at each reporting date until vested, determined by applying either the Binomial or Black-Scholes option pricing model, taking into consideration the terms and conditions on which the award was granted. The cumulative charge to profit or loss until settlement of the liability is calculated as follows:

●	during the vesting period, the liability at each reporting date is the fair value of the award at that date multiplied by the expired portion of the vesting period.

●	from the end of the vesting period until settlement of the award, the liability is the full fair value of the liability at the reporting date.

All changes in the liability are recognised in profit or loss. The ultimate cost of cash-settled transactions is the cash paid to settle the liability.

There are no cash settled transactions for financial year 2024 or financial year 2023.

Market conditions are taken into consideration in determining fair value. Therefore, any awards subject to market conditions are considered to vest irrespective of whether or not that market condition has been met, provided all other conditions are satisfied.

If equity-settled awards are modified, as a minimum an expense is recognised as if the modification has not been made. An additional expense is recognised, over the remaining vesting period, for any modification that increases the total fair value of the share-based compensation benefit as at the date of modification.

If the non-vesting condition is within the control of the Consolidated Entity or employee, the failure to satisfy the condition is treated as a cancellation. If the condition is not within the control of the Consolidated Entity or employee and is not satisfied during the vesting period, any remaining expense for the award is recognised over the remaining vesting period, unless the award is forfeited.

If equity-settled awards are cancelled, it is treated as if it has vested on the date of cancellation, and any remaining expense is recognised immediately. If a new replacement award is substituted for the cancelled award, the cancelled and new award is treated as if they were a modification.

(y) Comparative Figures

When required by Accounting Standards, comparative figures have been adjusted to conform to changes in presentation for the current financial period.

Where the Consolidated Entity retrospectively applies an accounting policy, makes a retrospective restatement or reclassifies items in its financial statements, a third statement of financial position as at the beginning of the preceding period in addition to the minimum comparative consolidated financial statements is presented

Note 4. Critical accounting judgements, estimates and assumptions

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the consolidated financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements, estimates and assumptions on historical experience and on other various factors, including expectations of future events, management believes to be reasonable under the circumstances. The resulting accounting judgements and estimates will seldom equal the related actual results. The judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities (refer to the respective notes) within the next financial year are discussed below.

Impacts of Covid-19

Judgement has been exercised in considering the impacts that the Coronavirus (COVID-19) pandemic has had, or may have, on the Consolidated Entity based on known information. This consideration extends to the nature of the products and services offered, customers, supply chain, staffing and geographic regions in which the Consolidated Entity operates. Other than as addressed in specific notes, there does not currently appear to be either any significant impact upon the condensed consolidated financial statements or any significant uncertainties with respect to events or conditions which may impact the Consolidated Entity unfavorably as at the reporting date or subsequently as a result of the Coronavirus (COVID-19) pandemic.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 4. Critical accounting judgements, estimates and assumptions (continued)

Estimation of useful lives of assets

The Consolidated Entity determines the estimated useful lives and related depreciation and amortisation charges for its property, plant and equipment and finite life intangible assets. The useful lives could change significantly as a result of technical innovations or some other event. The depreciation and amortization charge will increase where the useful lives are less than previously estimated lives, or technically obsolete or non-strategic assets that have been abandoned or sold will be written off or written down.

Intangible assets

The Consolidated Entity tests annually, or more frequently if events or changes in circumstances indicate impairment, whether indefinite life or finite life intangible assets have suffered any impairment, in accordance with the accounting policy stated in note 3. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of assumptions, including estimated discount rates based on the current cost of capital and growth rates of the estimated future cash flows. Refer to note 20 for details.

Income tax

The Consolidated Entity is subject to income taxes in the jurisdictions in which it operates. Significant judgement is required in determining the provision for income tax. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Consolidated Entity recognises liabilities for anticipated tax audit issues based on the Consolidated Entity’s current understanding of the tax law. Where the final tax outcome of these matters is different from the carrying amounts, such differences will impact the current and deferred tax provisions in the period in which such determination is made.

Recognition of deferred tax assets

Deferred tax assets are recognised for deductible temporary differences and carried forward losses, only if the Consolidated Entity considers it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Leases- Incremental borrowing rate

Where the interest rate implicit in a lease cannot be readily determined, an incremental borrowing rate is estimated to discount future lease payments to measure the present value of the lease liability at the lease commencement date. Such a rate is based on what the Consolidated Entity estimates it would have to pay a third party to borrow the funds necessary to obtain an asset of a similar value to the right-of-use asset, with similar terms, security and economic environment.

Employee benefits provision

As discussed in note 3, the liability for employee benefits expected to be settled more than 12 months from the reporting date are recognised and measured at the present value of the estimated future cash flows to be made in respect of all employees at the reporting date. In determining the present value of the liability, estimates of attrition rates and pay increases through promotion and inflation have been taken into account.

Going Concern 2024

The working capital position as at 30 June 2024 of the Consolidated Entity reflected an excess of current liabilities over current assets of $3,562,838 (30 June 2023: $373,551). For the year ended 30 June 2024, The Consolidated Entity made a loss after income tax expense of $3,546,195 (30 June 2023 loss after income tax expense of $3,506,220). The cash balance as at 30 June 2024 was $24,522 (30 June 2023 was $399,224).

The above matters give rise to a material uncertainty that may cast significant doubt over the Consolidated Entity’s ability to continue as a going concern. Therefore, the Consolidated Entity may be unable to realise its assets and discharge its liabilities in the normal course of business at the amounts stated in the consolidated financial statements.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 4. Critical accounting judgements, estimates and assumptions (continued)

Notwithstanding the above matters, the Directors believe that it is reasonably foreseeable that the Consolidated Entity will be able to continue as a going concern and that it is appropriate to adopt the going concern basis in the preparation of the financial report, after considering the following matters:

●	The directors have prepared detailed cash flow projections for a period of at least 12 months from the date of signing this consolidated financial report. The Consolidated Entity’s ability to fund its operations is dependent upon management’s plans and execution, which include raising additional capital, if required, through public offerings, obtaining regulatory approvals for its products and generating revenues from these products and having the ability to be able to reduce expenditure accordingly if required, in order to be able to pay its debts as and when they fall due.

●	During the 2023 financial year, the shareholders loans received on February 4, 2022, had their maturity date extended in January 2023, and approximately $1,938,287 was to be repaid on July 15, 2024. Then, in October 2023, the loans were extended with a new maturity date of December 31, 2024, at an interest rate of 12% and an amount to be repaid of approximately $2,015,687Subsequent to 30 June 2024, these loans, which appear as current liabilities in the Consolidated Entity’s Statement of Financial Position as at 30 June 2024, were extended further with a new maturity date of December 31, 2025.

●	On May 27, 2024, the Company’s board of directors approved the issuance of convertible notes (each a “May 2024 Convertible Note”) to raise up to AUD$1,000,000. Each May 2024 Convertible Note had a face value of AUD$1, an annual interest rate of 6% and have a maturity date of December 31, 2025. Each holder of the Convertible Note may, prior to 90 days of their maturity date and pursuant to the terms therein, either elect to convert their May 2024 Convertible Note into Ordinary Shares at a conversion discount rate of 22% or redeem their May 2024 Convertible Note for an Australian cash payment. As at 30 June 2024, $250,000 had been received for these convertibles. Subsequent to 30 June 2024, an additional $747,000 has been received for the final convertible notes that were approved to be issued. Since the convertible notes were approved, a total of $1,000,000 has been received and the convertible note issued has now been closed.

●	Most importantly, the Company completed its IPO on 30 October 2024, issuing 1.3 million new shares at an issue price of US$4.00 per share and raising US$5.2 million (approximately A$7.95 million) before costs of the issue. The Company was listed on NASDAQ on 29 October 2024.

The Consolidated Entity’s consolidated financial statements have therefore been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities should the Consolidated Entity be unable to continue as a going concern.

Going Concern - 2023

As at 30 June 2023, the Consolidated Entity’s current liabilities exceeded current assets by $373,551. For the year ended 30 June 2023, the Consolidated Entity made a loss after income tax expense of $3,506,220. The cash balances as at 30 June 2023 was $399,224.

During the 2023 financial year, the shareholders loans received on February 4, 2022, had their maturity date extended in January 2023, and approximately $1,938,287 was to be repaid on July 15, 2024. However, in October 2023, the loans were extended with a new maturity date of December 31, 2024, at an interest rate of 12% and an amount to be repaid of approximately $2,015,687.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 4. Critical accounting judgements, estimates and assumptions (continued)

The above matters give rise to a material uncertainty that may cast significant doubt over the Consolidated Entity’s ability to continue as a going concern. Therefore, the Consolidated Entity may be unable to realise its assets and discharge its liabilities in the normal course of business at the amounts stated in the financial report.

The directors have prepared detailed cash flow projections for the period of 12 months from the date of signing this consolidated financial report. The Consolidated Entity’s ability to fund its operations is dependent upon management’s plans and execution, which include raising additional capital, either through the proposed public offering or private equity, or the issue of additional convertible notes, obtaining regulatory approvals for its products and generating revenues from these products and having the ability to be able to reduce expenditure accordingly if required, in order to be able to pay its debts as and when they fall due.

On May 5, 2023, the board approved by resolution a raising of up to AUD$1,000,000 in convertible notes with a maturity date of 25 December, 2025 such that the Consolidated Entity may continue to operate as a going concern. At 30 June 2023, $755,935 had been received for these convertibles. Subsequent to 30 June 2023, an additional $248,954 has been received for the final convertible notes that were approved to be issued. Since the convertible notes were approved, a total of $1,004,889 has been received and the convertible note issued has now been closed.

The Consolidated Entity’s consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities should the Consolidated Entity be unable to continue as a going concern.

Note 5. Operating segments

During the current financial period, the Consolidated Entity operated in one segment.

IFRS 8 requires operating segments to be identified on the basis of internal reports about the components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance. In the current year the board reviews the Consolidated Entity as one operating segment being the development and testing of a gel based delivery system for humans and animals within Australia.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 6. Revenue from contracts with customers

	Consolidated
	30 June 2024	30 June 2023
	$	$

Sale of products	-	79,843

All revenues are recognized accordance with the policy at the point in time of delivery.

Disaggregation of revenue by geographical location:

	Consolidated
	30 June 2024	30 June 2023
	$	$

United States of America	-	79,843
Total	-	79,843

Note 7. Other income

	Consolidated
	30 June 2024	30 June 2023
	$	$

Foreign exchange gain	3,571	54,830
Research & Development - tax incentive	143,313	263,058
Other income	146,884	317,888

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 8. Employment expenses

	Consolidated
	30 June 2024	30 June 2023
	$	$

Wages and salaries	738,584	640,821
Superannuation contribution - employees	79,373	58,919
Accrued leave expenses	20,588	38,266
Payroll tax expense	17,016	14,578
Long service leave expenses	20,018	-
	875,579	752,584

Note 9. Corporate expenses

	Consolidated
	30 June 2024	30 June 2023
	$	$

Accounting expense	90,147	157,563
Professional fees	45,370	99,829
Management fees	9,125	171,530
Audit fees (non-IPO related)	77,999	-
	222,641	428,922

Note 10. IPO related expenses

	Consolidated
	30 June 2024	30 June 2023
	$	$

Legal fees	50,704	75,204
Consultant fees	14,122	14,152
Audit fees	101,978	188,963
	166,804	278,319

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 11. Depreciation and amortisation expense

	Consolidated
	30 June 2024	30 June 2023
	$	$

Amortisation expenses	1,200,723	1,196,488
Depreciation on machinery	1,172	-
Depreciation expense on right-of-use assets	10,001	30,003
	1,211,896	1,226,491

Note 12. Research expenses

	Consolidated
	30 June 2024	30 June 2023
	$	$
Product research and development expenses	276,057	665,035

Note 13. Finance costs

	Consolidated
	30 June 2024	30 June 2023
	$	$

Total interest expense on Shareholder loans (refer to note 23)	460,112	393,881
Total interest on Convertible notes (refer to note 23)	124,904	9,226
Interest and finance charges paid/payable on lease liabilities	104	414
Finance charges paid – others	15,100	548
	600,220	404,069

Note 14. Income tax expense

	Consolidated
	30 June 2024	30 June 2023
	$	$

Numerical reconciliation of income tax expense and tax at the statutory rate
Loss before income tax expense	(3,546,195)	(3,506,220)

Tax at the statutory tax rate of 25%	(886,549)	(876,555)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Permanent differences	332,974	355,356
Timing differences (not meeting deferred asset criteria)	(52,532)	1,334
Carry forward losses (not meeting deferred asset criteria)	606,107	519,865
Income tax expense	-	-

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 14. Income tax expense (continued)

	Consolidated
	30 June 2024	30 June 2023
	$	$

Deferred tax assets not recognised
Deferred tax assets not recognised comprises temporary differences attributable to:
– Payables, accrued expenses and provisions	33,722	69,018
– Deferred revenue	31,340	34,677
– Other – Expenses deductible in future periods	98,681	123,049
– Other – Right of use assets	-	474
Total deferred tax asset attributable to temporary differences not recognised	163,743	227,218

	30 June 2024	30 June 2023
	$	$
The amount of unused tax losses for which no deferred tax asset is recognised:
– applicable to the company	5,802,382	3,651,357
– applicable to subsidiaries (not consolidated for tax purposes)	171,618	171,610
Total	5,974,000	3,822,967

Potential tax benefit @ 25%	1,493,500	955,742

The above potential tax benefit for tax losses and other deferred tax assets has not been recognised in the statement of financial position as the recovery of this benefit is uncertain. These tax losses can only be utilised in the future if the continuity of ownership test is passed, or failing that, the same business test is passed, and if the Consolidated Entity has taxable income.

Note 15. Cash and cash equivalents

	Consolidated
	30 June 2024	30 June 2023
	$	$

Current assets
Cash on hand	-	4,708
Cash at bank	24,522	394,516
	24,522	399,224

Note 16. Trade and other receivables

	Consolidated
	30 June 2024	30 June 2023
	$	$

Current assets
Accounts receivable – Convertible notes	-	73,954
GST	31,441	-
Other debtors – research and development tax refund receivable	143,313	263,057
Accounts receivable	8,251	8,280
	183,005	345,291

The consolidated entity has no expected credit losses to trade receivables in 2024 or 2023. All receivables are current as at 30 June 2024 and 30 June 2023.

Due to their short term nature, the directors consider that the carrying value of trade and other receivables approximates their fair value.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 17. Inventories

	Consolidated
	30 June 2024	30 June 2023
	$	$
Current assets
Raw materials - at cost	-	95,201

The board decided to write off the inventory as the shelf life of the inventory had expired as at 30 June 2024.

Note 18. Right-of-use assets

	Consolidated
	30 June 2024	30 June 2023
	$	$
Non-current assets
Right-of-use assets	-	60,006
Less: Accumulated depreciation	-	(50,005)
	-	10,001

The Consolidated Entity leases a building for its office space under an agreement which expired on 1 November 2023 and hence the balance is nil as at 30 June 2024 (total rental payable as at 30 June, 2023 was $11,896). The Consolidated Entity had a short-term lease for its office space at 30 June 2024, which is renewed on a monthly basis.

Refer note 33 for further information on related party.

Note 19. Prepayments and other assets

	Consolidated
	30 June 2024	30 June 2023
	$	$

Current assets
Marketing and promotion	16,070	3,787
Advance for equipment	19,838	34,503
Prepaid expenses	59,792	33,088
Advance payments to vendors for supply of raw materials	-	79,880
	95,700	151,258

Note 20. Intangible assets

	Consolidated
	30 June 2024	30 June 2023
	$	$

Non-current assets
Trade Secrets and Patents– at cost	23,857,306	23,857,306
Less: Accumulated amortisation	(3,634,171)	(2,441,300)
Net carrying value	20,223,135	21,416,006
Patents and trademarks - at cost	89,268	47,840
Add: Additions	145,021	41,428
Less: Accumulated amortisation	(19,465)	(11,613)
Net carrying value	214,823	77,655
	20,437,958	21,493,661

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 20. Intangible assets (continued)

Reconciliation

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Trade Secrets	Patents & trademarks	Total
	$	$	$
Consolidated
Balance at 1 July 2022	22,608,877	39,844	22,648,721
Additions	-	41,428	41,428
Amortisation expense	(1,192,871)	(3,617)	(1,196,488)

Balance at 30 June 2023	21,416,006	77,655	21,493,661
Additions	-	145,021	145,021
Amortisation expense	(1,192,871)	(7,853)	(1,200,724)

Balance at 30 June 2024	20,223,135	214,823	20,437,958

Trade secrets were acquired during 2021 financial year by the Consolidated Entity and are amortised over its useful life estimate of 20 years. As at June 30, 2024 the remaining useful life of the trade secrets is 17 years (June 30, 2023:18 years).

Assessment for impairment - 2024

For the year ended 30 June 2024, management has performed an impairment assessment in accordance with IAS 36. As part of this process, management obtained a valuation of the intangible assets by an independent expert valuer.

Methodology

An impairment loss expense in the profit or loss is recognised when the carrying amount of an asset exceeds its recoverable amount. The Consolidated Entity determined the recoverable amounts of the Gelteq Consolidated Entity as one CGU using a fair value less cost to sell approach.

The recoverable amount of the CGU has been determined by a forecast model that estimated the future cash flows based on budgets and forecasts for five years prepared by management. The independent expert valuers extended the forecasts for an additional 4 years for a total forecast period of 9 years on the basis that, in the case of early stage businesses that are reasonably expective of high growth for a significant period of time, it is generally necessary to forecast cash flows for a period greater than five years to reflect the business reaching a mature stable level of growth to enable the application of a terminal value calculation. Also included at the end of the forecast period is a terminal value reflecting a continuing value at the end of the forecast period on the basis of capitalising free cash flows in perpetuity at a growth rate of 2.5% per annum.

These cash flows were then discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU. The independent valuer then cross-checked the total of the discounted cash flows against the Company’s IPO share price and subsequent trading of the Company’s shares.

A reference to Financial Years (FY), refers to a period covering July 1st to June 30th the next year. A reference to a calendar year (CY) refers to the period from January 1st to December 31st of the same year.

The discounted cash flow model used in the assessment of fair value less cost to sell is sensitive to a number of key assumptions, including revenue growth rates, discount rates and operating costs. These assumptions can change over short periods of time and can have a significant impact on the carrying value of the assets. For any AUD figures presented from the valuation analysis, these have been obtained by conversion from USD at an exchange rate of 1 AUD = 0.66 USD.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 20. Intangible assets (continued)

Fair value less cost to sell and key assumptions

The Company estimates the fair value less cost to sell of the Gelteq Consolidated Entity cash generating unit (CGU) using discounted cash flows. Management assumptions were developed incorporating internal and external market information, although the extent to which they rely on past experience of the Consolidated Entity is limited given the consolidated entity has not yet started full scale operations, pending completion of capital raising activities where necessary, with external sources of information having been adjusted to reflect factors specific to the Consolidated Entity. Fair value less cost to sell is categorised within level 3 of the fair value hierarchy.

For the 2024 reporting period, the recoverable amount of the CGU was determined based on fair value less cost to sell calculations which required the use of key assumptions:

Operating Segments

●	The Consolidated Entity’s cash flows are generated from one CGU which covers nutraceuticals for humans and animals, pharmaceutical for humans and animals and controlled substances.

Cash Flow projections

●

The calculations used cash flow projections based on financial budgets and forecasts approved by management covering FY25 to FY29. The projections included negative undiscounted operating cash flows between FY25 and FY27 before making positive operating returns from FY28 onwards as the business scales up operations and operating margins that are in line with industry averages in similar industries. A full 5 years of cash flow projections were used to allow for 2 years of positive cash flow projections in the management forecast period. The independent valuation experts extended the forecasts for an additional 4 years for a total forecast period of 9 years on the basis that, in the case of early stage businesses that are reasonably expective of high growth for a significant period of time, it is generally necessary to forecast cash flows for a period greater than five years to reflect the business reaching a mature stable level of growth to enable the application of a terminal value calculation.

●	A pre-tax discount rate range of 22-24%, reflecting rates of return required by typical investors in early-stage businesses similar to the Consolidated Entity, was applied.

Revenue

●	Management have implemented a hybrid revenue model with revenue generated from manufacturing and royalties (on each individual order).

●

The forecast model is based on a 4 year compound average growth rate of 82%, based on management forecasts to FY29. The model forecast revenue growth rates 259% in FY26, 117% in FY27, 86% in FY28 and 38% in FY29, following revenue growth in FY25 from a close to nil level in FY24. The independent valuer extended forecast revenues by applying declining revenue growth of 20% in FY30, 10% in FY31, 5% in FY32 and 3% in FY33, resulting in a compound average growth rate over the entire forecast period (excluding FY24 which had low revenue as was during the pre-IPO period) of 54%.

Gross Margins

●	Gross margin is forecast to increase from 49% in FY25 to 58% in FY29 and beyond. The scale benefits of manufacturing larger quantities are considered to be forecast relatively conservatively as different clients will have different formulations which may mean scale benefits are lower than for the production of homogenous products. The forecast gross margins are in line with comparable industry gross margins.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 20. Intangible assets (continued)

Operating Expense

●	The largest operating expense is employee costs. Salary and benefits are forecast to increase by 215% in FY25, 113% in FY26, 26% in FY27, 20% on FY28, 12% in FY29, with growth rates declining thereafter, in line with reducing revenue growth, and oncosts are forecast at 18-19% of salaries.

EBITDA

●	The forecast model is based on a long-term EBITDA margin of 29%. Forecast EBITDA is negative in early years, which is expected for an early stage startup business where typically the average timeframe to profitability is 2 -3 years. The forecast model’s EBITDA margins are -109% in FY25, -29% in FY26, 7% in FY27, 25% in FY28, and 29% in FY29 and beyond, with the ongoing EBITDA being comparable to that of comparable industries in relevant world markets.

CAPEX

●	No material Capex has been forecast as the costs borne by Gelteq in working with clients to develop products is included in other forecast expenses. As such, forecast capex for relevant supporting assets is $50,000 in FY25, increasing at 5% per annum thereafter.

Tax Rate

●	A tax rate of 30% has been applied in line the with the corporate tax rate in Australia. Whilst the tax rate may be lower in earlier years, this tax rate is in line with the Consolidated Entity’s long term tax rate and the tax rate of a likely acquirer.

Working Capital

●	Model forecasts the receivables at 30 days and payables at 31 days in line with management expectations. Payables days are only applied to operating expenses as all manufacturing costs are paid prior to dispatch to customers.

Other balance Sheet Items

●	There are no other assumptions that result it material balance sheet movements that affect forecast cash flow.

Terminal growth rate

●	Long term growth rate, used for the terminal value calculation, is 2.5%, reflecting the Australian long term nominal inflation rate.

Apart from the considerations described in determining the value-in-use of the cash-generating units described above, management is not currently aware of any other probable changes that would necessitate changes in its key estimates

Impairment

The Consolidated Entity has performed an impairment assessment based on its cash generating unit (CGU).

The Consolidated Entity determined that the recoverable amount in relation the CGU exceeded its carrying value of assets as at 30 June 2024, therefore no adjustment to its carrying value (impairment) was required.

The directors have reviewed and are comfortable with the significant assumptions determined by management. Based on the above, the directors believe that no impairment charge is required to the value of the intangible asset at 30 June 2024.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 20. Intangible assets (continued)

Sensitivity

The sensitivities on the updated discounted cash flow model are as follows:

●

Revenue would require a reduction of 19.3% to the compounded growth rate over 9 years (30 June, 2023, 13% over 6.5 years) before the intangible asset value would need to be impaired, with all other assumptions remaining constant.

●

EBITDA margin would need a reduction of 11.8 % per annum over 9 years (30 June, 2023, 20% over 6.5 years) years before the intangible asset value would need to be impaired, with all other assumptions remaining constant.

●	The discount rate would be required to increase to 33.8% (30 June, 2023, 43%) before the intangible asset value would need to be impaired, with all other assumptions remaining constant.

●

Long Term growth rate would need to be reduced to be in negative (consistent with the 30 June, 2023, valuation) in the cashflow modelling before the intangible asset value would need to be impaired, with all other assumptions remaining constant.

Management believes that other reasonable changes in the key assumptions on which the recoverable amount on intangible asset is based would not cause the carrying amount to exceed its recoverable amount.

Management notes that if performance is not as expected, an impairment charge against these assets could be recognised in future financial years’ accounts. This estimation of uncertainty is expected to reduce over time as the Consolidated Entity’s business develops and matures.

Assessment for impairment - 2023

As disclosed in note 3, management has made judgements and estimates in respect of impairment testing of intangible assets. Since 30 June, 2022, the Company issued 746,268 fully paid Ordinary Shares at an issue price of USD$1.34 (AUD$1.92) totaling USD$1,000,000. As the issue price was lower than previous share issuances and substantially lower than the fair market value derived by the independent valuation expert for June 30, 2022, this is an indicator of potential impairment. In addition, since 30 June 2022, market interest rates have increased significantly. These two events are indicators of potential impairment and as a result, per IAS36, the Consolidated Entity engaged the independent valuation expert to provide an updated discounted cash flow model based on information as at 31 March 2023, to estimate the updated recoverable amount. The discounted cash flow model was revised for the 31 March 2023 period by the independent valuation expert and the discount rate applied in the valuation was increased from a midpoint of 25% to 26.5%, together with pushing forward by one year the cash flow estimates. Management has reviewed all other estimates and assumptions performed in the 31 March 2023 valuation and based on further interest rate rises between 31 March 2023 and 30 June 2023, management decided to lift the discount rate midpoint by 0.5% to 27%, with no other changes being required. Whilst the revised management cash flow model recoverable value mid-point decreased, there is still significant headroom (over 200%) over the carrying value of the intangible asset at 30 June, 2023. As a result, the Consolidated Entity determined that the recoverable amount in relation the CGU exceeded its carrying value of assets as at 30 June, 2023, and no adjustment to its carrying value (impairment) was required.

Based on the above, the directors believe that no impairment charge is required to the value of the intangible asset at 30 June, 2023.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 20. Intangible assets (continued)

Methodology

An impairment loss expense in the profit or loss is recognised when the carrying amount of an asset exceeds its recoverable amount. The Consolidated Entity determined the recoverable amounts of the Gelteq Consolidated Entity as one CGU using a fair value less cost to sell approach.

The recoverable amount of the CGU has been determined by a forecast model that estimated the future cash flows based on approved budgets extrapolated for five years by management. The independent valuation experts made a number of material changes to the model, including the revenue generation profile, a decrease in gross margin and an increase in operating expenses and capital expenditure, and extending the forecasts for an additional 1.5 years for a total of 6.5 years.

Management has continued to adopt this extended period for the purposes of the cash flow estimates included in the Fair value less cost to sell recoverable value as at 30 June 2023. This was discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU. When referring to Financial Years (FY), this refers to a period covering July 1st to June 30th the next year. When referring to a calendar year (CY), this is from January 1st to December 31st of the same year.

The discounted cash flow model used in the assessment of fair value less cost to sell is sensitive to a number of key assumptions, including revenue growth rates, discount rates and operating costs. These assumptions can change over short periods of time and can have a significant impact on the carrying value of the assets. For any AUD figures presented from the valuation analysis, these have been obtained by conversion from USD at an exchange rate of 1 AUD$ = 0.6630 USD$

Fair value less cost to sell and key assumptions

The Company estimates the fair value less cost to sell of the Gelteq Consolidated Entity cash generating unit (CGU) using discounted cash flows. Management assumptions were developed in conjunction with its external valuation advisors. Management incorporated internal and external market information developing these assumptions, although the extent to which they rely on past experience of the Consolidated Entity is limited given the consolidated entity has not yet started full scale operations, pending capital raising activities where necessary, with external sources of information having been adjusted to reflect factors specific to the Consolidated Entity. Fair value less cost to sell is categorised within level 3 of the fair value hierarchy.

For the 2023 reporting period, the recoverable amount of the CGU was determined based on fair value less cost to sell calculations which required the use of key assumptions:

●	Operating Segments —

●	The Consolidated Entity’s cash flows are generated from one CGU which covers nutraceuticals for humans and animals, pharmaceutical for humans and animals and controlled substances.

●	Cash Flow projections —

●	The calculations used cash flow projections based on financial budgets approved by management covering FY24 to FY27. With extrapolations using growth assumptions utilized up to the end of CY29. The projections included negative undiscounted operating cash flows between CY23 and CY25 before making positive operating returns from CY26 onwards as the business scales up operations and operating margins that are in line with industry averages in similar industries. A full 6.5 years of cash flow projections were used to allow for 3 years of positive cash flow projections.

●	Weighted average cost of capital of 27%, for early-stage businesses similar to the Consolidated Entity, was applied. This is an appropriate discount rate as management have relied upon number of studies investigating rates of return required by investors in early stage businesses similar to Consolidated Entity.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 20. Intangible assets (continued)

●	Revenue —

●	Management have implemented a hybrid revenue model with revenue generated from manufacturing and royalties (on each individual order). For simplicity, the DCF model has excluded royalty revenue from the calculations.

●	The model is based on a 6.5 year compound average growth rate of 92%. The model forecast revenue growth rates at 147% in CY25, 179% in CY26, 96% in CY27, 54% in CY28 and 26% in CY29.

●	Gross Margins —

●	The Consolidated Entity has forecast sales on an exclusive and non-exclusive basis. Exclusive sales are for products that can only be sold by one retailer in an agreed territory. Non-exclusive sales mean more than one party can sell the same product in a particular territory. Higher margins are forecast for exclusive sales as the customer gets the benefit of exclusivity. Management has forecast gross margin on exclusive sales of 65% in CY24, increasing to 75% from CY25 onwards. As the initial orders may be offered at a discount, with market pricing on subsequent orders, in the valuation model the gross margin assumptions is adjusted to start at 50% in CY24 and increase by 4% per annum to 70% in CY29. Lower margins are forecast on non-exclusive sales with adjusted management forecast to reflect a more gradual increase in gross margin from 30% in CY24, increasing by approximately 4% per annum to 50% in CY29.

●	Operating Expense —

●	The largest operating expense is employee costs. Salary and benefits are forecast to increase by 176% in CY24, 64% in CY25, 24% in CY26 and 8% thereafter and oncosts are forecast at 17% of salaries.

●	EBITDA —

●	The model is based on a long-term EBITDA margin of 45%. The model forecast the EBITDA margin at -127% in CY24, -58% in CY25, 4% in CY26, 28% in CY27, 39% at CY28 and 45% at CY29.

●	CAPEX —

●	Model forecast capex on intangibles at A$1.1 million per annum to account for continued research and development in new products and technology. Capex requirements for PP&E is relatively immaterial and has been forecast at A$0.2 million per annum.

●	Amortisation —

●	Amortisation has been estimated at 5% of the opening intangibles balance each year. This roughly equates to an average useful life of 20 years for intangibles, which is in line with the Consolidated Entity’s current policy.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 20. Intangible assets (continued)

●	Tax Rate

●	A tax rate of 30% has been applied in line the with the corporate tax rate in Australia. Whilst the tax rate may be lower in earlier years, this tax rate is in line with the Consolidated Entity’s long term tax rate and the tax rate of a likely acquirer.

●	Working Capital

●	Model forecasts the receivables and payables at 30 days in line with management expectations. Payables days are only applied to operating expenses as all manufacturing costs are paid prior to dispatch to customers.

●	Other balance Sheet Items

●	There are no other assumptions that result it material balance sheet movements that affect forecast cash flow.

Apart from the considerations described in determining the value-in-use of the cash-generating units described above, management is not currently aware of any other probable changes that would necessitate changes in its key estimates.

Impairment

The Consolidated Entity has performed an impairment assessment based on its cash generating unit (CGU).

The Consolidated Entity determined that the recoverable amount in relation the CGU exceeded its carrying value of assets as at 30 June 2023, therefore no adjustment to its carrying value (impairment) was required.

The directors have reviewed and are comfortable with the significant assumptions determined by management. Based on the above, the directors believe that no impairment charge is required to the value of the intangible asset at 30 June 2023.

Sensitivity

The sensitivities on the updated discounted cash flow model are as follows:

●	Revenue would require a reduction of 13% to the compounded growth rate over 6.5 years before the intangible asset value would need to be impaired, with all other assumptions remaining constant.

●	EBITDA margin would need a reduction of 20% over 6.5 years before the intangible asset value would need to be impaired, with all other assumptions remaining constant.

●	The discount rate would be required to increase to 43% before the intangible asset value would need to be impaired, with all other assumptions remaining constant.

●	Long Term growth rate would need to be reduced to be in negative in the cashflow modelling before the intangible asset value would need to be impaired, with all other assumptions remaining constant.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 20. Intangible assets (continued)

Management believes that other reasonable changes in the key assumptions on which the recoverable amount on intangible asset is based would not cause the carrying amount to exceed its recoverable amount.

Management notes that if performance is not as expected, an impairment charge against these assets could be recognised in the next financial year’s accounts. This estimation of uncertainty is expected to reduce over time as the Consolidated Entity’s business develops and matures.

Note 21. Trade and other payables

	Consolidated
	30 June 2024	30 June 2023
	$	$
Current liabilities
Trade payables	387,034	291,270
Accruals	465,639	577,224
Payroll tax payable	32,886	14,578
Wages Payable	233,604	211,869
PAYG Withholding Payable	314,599	49,517
Superannuation Payable	121,530	16,791
Insurance Funding	2,894	-
GST payable	-	23,155
	1,558,186	1,184,404

Due to their short term nature, the directors consider that the carrying amount of trade payables approximates to their fair value. No interest is payable on amounts classified as trade and other payables.

Note 22. Deferred revenue

	Consolidated
	30 June 2024	30 June 2023
	$	$
Current liabilities
Deferred Revenue	125,359	85,359

Reconciliation
Reconciliation of the written down values at the beginning and end of the current and previous financial year are set out below:

Opening balance	85,359	119,765
Payments received in advance	40,000	45,437
Transfer to revenue - performance obligations satisfied during the year	-	(79,843)
Closing balance	125,359	85,359

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 22. Deferred revenue (continued)

Unsatisfied performance obligations

The aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied at the end of the reporting period was $125,359 as at 30 June 2024 ($85,359 as at 30 June 2023) and is expected to be recognised as revenue in future periods as follows:

	Consolidated
	30 June 2024	30 June 2023
	$	$
6 to 12 months	125,359	85,359

Note 23. Borrowings

	Consolidated
	30 June 2024	30 June 2023
	$	$
Current liabilities
Loans from Directors (i)	5,086	5,086
Loan from associated entities (ii)	156,066	-
Shareholder Loans (iii)	1,923,000	-
	2,084,152	5,086

Non-current liabilities
Loan from Director (term – 5 years, interest free)	13,550	13,550
Loan from associated entities (ii)	-	155,304
Shareholder loans (iv)	-	1,463,650
Convertible notes payable (v)	1,745,897	839,115
	1,759,447	2,471,619
	3,843,599	2,476,705

Loans from Directors

(i) These are unsecured and interest free loans with no maturity terms provided by directors of the Company.

Loan from associated entities

(ii) During the previous financial years ended 30 June 2021 and 30 June 2020, the Company received unsecured loans from Nutrition DNA and Domalina Unit Trust. These loans have a maturity term of 5 years, and 0.5% interest p.a. Nutrition DNA and Domalina Unit Trust are entities associated with Nathan Givoni and Simon H. Szewach directors of the Company.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 23. Borrowings (continued)

Shareholder loans - 2024

(iii) On 20 January 2022 the Company entered into unsecured loan agreements with some of the Company’s existing shareholders (Lending shareholders). Under the loan agreement, the Company received loans amounting to $1,493,445, at an interest rate of 12% per annum. The loans had an original maturity term of 18-month and expected to be mature on 15 July 2023.

As part of the loan agreement, the Company issued 63,807 fully paid ordinary shares, valued at $373,903 to the Lending Shareholders on 28 February 2022. The issuance of shares was recognised as transaction cost associated with the loan agreement.

The Company has recognised the shareholders loans initially at fair value of $1,119,542 (being the amounts received, net of transaction costs) and subsequently carried at amortised cost using an effective interest method.

On 3 January 2023, the shareholders loans were extended for an additional 12 months at an interest rate of 12% maturing on 15 July 2024. As at 30 June 2024, the shareholders loans have been reclassified from non-current to current during as their repayment date is less than 12 months after 30 June 2024.

Subsequent to 30 June 2024, the Company and the lending shareholders agreed to extend the loan maturity until 31 December 2025.

Shareholder loans – 2023

(iv) On 20 January 2022 the Company entered into unsecured loan agreements with some of the Company’s existing shareholders (Lending shareholders) for $1,493,445 received during January and February 2022, at an interest rate of 12% per annum for an 18 month term maturing on 15 July, 2023.

These loan agreements are compound financial instruments with both debt and equity components. The loans include an equity component of $373,903 comprising of 63,807 fully paid ordinary shares to be issued to the Lending Shareholders.

63,807 shares were determined based on shares equivalent to $1.00 for every $4.00 of principal loaned to the Company, as agreed in the loan agreements. These have been recognised as equity on inception of the loans. The shares were to be issued within 90 days of the loan being advanced with a deemed issue price of $5.86 per fully paid ordinary share, being the pre-dilution price and were issued on April 28, 2022. The Consolidated Entity has recognised the shareholders loans initially at fair value of $1,119,542, net of the equity component of $373,903 and subsequently carried at amortised cost using an effective interest method. On January 3, 2023, the loans were extended for an additional 12 months at an interest rate of 12% maturing on 15 July 2024. These extensions constitute a substantial modification per IFRS 9, and therefore the original liability is derecognised on modification date, and the new liability for the extended loans is recognised at fair value, discounted using an appropriate discount rate.

The resulting gain on the modification of the liability is recognised in the profit and loss.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 23. Borrowings (continued)

The table below shows the movement of Shareholder loans during the respective periods.

	Consolidated
	30 June 2024	30 June 2023
	$	$
Opening Shareholder Loan balance	1,463,650	1,292,450
Interest accrued prior to modification	-	193,735
Shareholder Loan balance at date of modification (January 3, 2023)	-	1,486,185
Balance derecognised upon modification	-	(1,486,185)
New Fair Value Shareholder Loan Balance post modification	-	1,263,504
Interest accrued post modification	459,350	200,146
	1,923,000	1,463,650

Convertible notes

(v) On 5 May 2023 the directors received Board approval to issue up to $1,000,000 in $1 unsecured convertible notes redeemable on 31 December 2025, an interest rate of 12% and a conversion discount of 12%. On a Liquidity event, or at least 90 days prior to Maturity, each Noteholder may elect to either Convert their Notes or redeem for Australian cash repayment. If the Noteholder elects to Convert, the number of fully paid ordinary shares to be issued in satisfaction of the Convertible Notes will be determined by the market value being, determined as;

●	in the case of a Listing, the price per Share set for the underlying securities that are offered for issue as part of the Listing;

●	in the case of a Sale Event, the price per Share set for the underlying securities that are to be sold as part of the Sale Event; and

●	in the case of a Qualifying Transaction, the price per Share set for the underlying securities that are to be issued as part of the Qualifying Transaction

●	of which the Noteholder has a conversion discount of 12% to the determined market value.

The convertible note balance as at 30 June, 2023 comprises of convertible note funds received $755,935, accrued interest $9,226 and convertible amounts committed but received after the year end 30 June 2023 of $73,954.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 23. Borrowings (continued)

Since the year ended June 30, 2023, the Company has issued the following additional convertible notes (on the same terms and conditions as the previous convertible notes);

●	September 2023, $25,000

●	October 2023, $150,000

The total amount raised from the convertible note issue was $1,004,889, over the Board approved amount of $1,000,000, due to the impact of movements in exchange rates. The issue has now been fully subscribed and was closed in October 2023.

On 2 February 2024, the Board of Directors approved the issuance of convertible notes (the “February 2024 Convertible Note”) to raise up to AUD$400,000. Each February 2024 Convertible Note shall have a face value of AUD$1, an annual interest rate of 6% and have a maturity date of 31 December 2025. On 26 March 2024, the Company closed the February 2024 Convertible Note offering, raising AUD$357,338.

On 27 May 2024, the Board of Directors approved the issuance of convertible notes (the “May 2024 Convertible Note”) to raise up to AUD$1,000,000. Each May 2024 Convertible Note had a face value of AUD$1, an annual interest rate of 6% and have a maturity date of 31 December 2025. As at 30 June 2024, the Company had received proceeds of AUD$250,000 through the issuance of the May 2024 Convertible Notes.

Each holder of Convertible Note may, on a Liquidity event, or at least 90 days prior to Maturity, may elect to either Convert their Notes or redeem for Australian cash repayment. If the Noteholder elects to Convert, the number of fully paid ordinary shares to be issued in satisfaction of the Convertible Notes will be determined by the market value being, determined as;

●	in the case of a Listing, the price per Share set for the underlying securities that are offered for issue as part of the Listing;

●	in the case of a Sale Event, the price per Share set for the underlying securities that are to be sold as part of the Sale Event; and

●	in the case of a Qualifying Transaction, the price per Share set for the underlying securities that are to be issued as part of the Qualifying Transaction of which the Noteholder has a conversion discount of 22% to the determined market value.

The table below shows the movement of Convertible Notes during the respective periods.

	Consolidated
	30 June 2024	30 June 2023
	$	$
Opening convertible note balance	839,115	-
Convertible notes issued – received in cash	855,834	755,935
Convertible notes issued – accrued (owing)	(73,954)	73,954
Interest accrued	124,902	9,226
	1,745,897	839,115

There was no repayment of interest or loans/convertible notes during the period ended 30 June 2024 (30 June 2023: Nil).

Refer to note 33 for further information on related parties.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 24. Lease liabilities

	Consolidated
	30 June 2024	30 June 2023
	$	$
Current liabilities
Lease liability	-	11,896

Refer to note 28 for further information on financial instruments.

Note 25. Employee benefits provisions

	Consolidated
	30 June 2024	30 June 2023
	$	$
Current liabilities
Provision for Annual leave	98,368	77,780

Non-current liabilities
Long service leave	20,018	-
	118,386	77,780

Amounts not expected to be settled within the next 12 months

In 2024, the current provision for employee benefits includes all unconditional entitlements where employees have completed the required period of service and also those where employees are entitled to pro-rata payments in certain circumstances. The entire amount is presented as current, since the Consolidated Entity does not have an unconditional right to defer settlement. However, based on past experience, the Consolidated Entity does not expect all employees to take the full amount of accrued leave or require payment within the next 12 months.

Employee entitlements:

Annual leave

	Consolidated
	30 June 2024	30 June 2023
	$	$

Opening Balance	77,780	39,515
Annual leave taken	(26,416)	(33,396)
Additional provisions raised	47,004	71,661
Closing balance	98,368	77,780

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 25. Employee benefits provisions (continued)

Long Service leave

	Consolidated
	30 June 2024	30 June 2023
	$	$

Opening balance	-	-
Long service leave taken during the period	-	-
Additional provisions raised	20,018	-
Closing balance	20,018	-

Note 26. Issued capital

	Consolidated
	30 June 2024	30 June 2023	30 June 2024	30 June 2023
	Shares	Shares	$	$

Ordinary shares - fully paid	8,118,075	8,118,075	26,608,227	26,608,227

Movements in ordinary share capital

Details	Date	Shares	Issue price	$

Opening balance	1 July 2022	7,371,807		25,298,909
Shares issued to existing shareholders	26 September 2022	746,268	$1.91776	1,431,162
Share capital raising costs		-		(121,844)

Opening balance	30 June 2023	8,118,075		26,608,227

Closing balance	30 June 2024	8,118,075		26,608,227

On 26 September 2022, the Company issued 746,268 fully paid Ordinary Shares at an issue price of USD$1.34 (AUD$1.92) totaling USD$1,000,000 (AUD$1,431,162) to professional, sophisticated, and other exempt Australian investors who participated in the Pre IPO-Raise. The transaction incurred capital raising costs of AUD$121,844 resulting in a net increase in share capital of AUD$1,309,318.

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Capital risk management

The Consolidated Entity’s objectives when managing capital is to safeguard its ability to continue as a going concern, so that it can provide returns for shareholders and benefits for other stakeholders and to maintain an optimum capital structure to reduce the cost of capital.

Capital is regarded as total equity, as recognised in the statement of financial position, plus net debt. Net debt is calculated as total borrowings less cash and cash equivalents. The Consolidated Entity may issue shares to investors and suppliers (and employees) time to time to raise capital and compensate for services received.

In order to maintain or adjust the capital structure, the Consolidated Entity may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Note 27. Dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 28. Financial risk management

Financial risk management objectives

The consolidated entity’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, price risk and interest rate risk), credit risk and liquidity risk.

The consolidated entity’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the consolidated entity.

The consolidated entity uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate, foreign exchange and other price risks, ageing analysis for credit risk and beta analysis in respect of investment portfolios to determine market risk.

Risk management is carried out by senior finance executives (‘finance’) under policies approved by the Board of Directors (‘the Board’). These policies include identification and analysis of the risk exposure of the Consolidated Entity and appropriate procedures, controls and risk limits. Finance identifies, evaluates and hedges financial risks within the Consolidated Entity’s operating units. Finance reports to the Board on a monthly basis.

Market risk

Foreign currency risk

The Consolidated Entity is not currently exposed to significant foreign currency risk. Foreign exchange risk arises from future commercial transactions and recognised financial assets and financial liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting. Management understands, it will over the next twelve months, increase in dealing in foreign currencies and will have in place a risk management policy when it is required.

Price risk

The Consolidated Entity is not exposed to any significant price risk.

Cash flow and fair value interest rate risk

The Consolidated Entity has limited exposure to interest rate risks arising from long-term borrowings as these are based on fixed rates. There are no borrowings obtained at variable rates in the financial years to 30 June 2024 or 30 June 2023. All cash is held in chequing accounts or on hand, and do not earn interest.

Credit risk

The Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Consolidated Entity. The maximum exposure to credit risk at the reporting date to recognised financial assets is the carrying amount, net of any provisions for impairment of those assets, as disclosed in the statement of financial position and notes to the consolidated financial statements. The Consolidated Entity does not hold any collateral.

All trade and other receivables are current as at 30 June 2024 and 30 June 2023, with no balances past due.

The Consolidated Entity recorded no bad debt expense in the years ended 30 June 2024 or 30 June 2023. As of 30 June 2024 and 2023, there was no expected credit losses recorded.

Generally, trade receivables are written off when there is no reasonable expectation of recovery. Indicators of this include the failure of a debtor to engage in a repayment plan, no active enforcement activity and a failure to make contractual payments for a period greater than 1 year.

Liquidity risk

Vigilant liquidity risk management requires the Consolidated Entity to maintain sufficient liquid assets (mainly cash and cash equivalents) and available borrowing facilities to be able to pay debts as and when they become due and payable.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 28. Financial risk management (continued)

The Consolidated Entity manages liquidity risk by maintaining adequate cash reserves and available borrowing facilities by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities. All loans as at  30 June 2024 are due to either directors, existing shareholders or related entities of the Consolidated Entity.

Liquidity risk - 2023

Since the year ended June 30, 2023, the Company has issued the following additional convertible notes (on the same terms and conditions as the previous convertible notes);

●	September 2023, $25,000

●	October 2023, $150,000

The $1,000,000 convertible note issue has now been fully subscribed and was closed in October 2023.

Remaining contractual maturities

The following tables detail the Consolidated Entity’s remaining contractual maturity for its financial instrument liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the financial liabilities are required to be paid. The tables include both interest and principal cash flows disclosed as remaining contractual maturities and therefore these totals may differ from their carrying amount in the statement of financial position.

Consolidated - 30 June 2024	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Remaining contractual maturities
	%	$	$	$	$

Non-derivatives
Non-interest bearing
Trade payables	-	387,034	-	-	387,034
Payroll liabilities	-	702,619	-	-	702,619
Other loans	-	5,086	13,550	-	18,636

Interest-bearing - fixed rate
Borrowings	0.50%	156,066	-	-	156,066
Borrowings – Shareholder Loans	12.00%	1,938,778	-	-	1,938,778
Borrowings – Convertible Notes	12.00%	-	1,307,573	-	1,307,573
Borrowings – Convertible Notes	6.00%	-	670,743	-	670,743
Total non-derivatives		3,189,583	1,991,866	-	5,181,449

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 28. Financial risk management (continued)

Consolidated - 30 June 2023	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Remaining contractual maturities
	%	$	$	$	$

Non-derivatives
Non-interest bearing
Trade and GST payables	-	314,425	-	-	314,425
Payroll liabilities	-	292,755	-	-	292,755
Other loans	-	5,086	13,550	-	18,636

Interest-bearing - fixed rate
Lease liability	4.20%	12,000	-	-	12,000
Borrowings	0.50%	-	155,304	-	155,304
Borrowings – Shareholder Loans*	12.00%	-	1,938,287	-	1,938,287
Borrowings – Convertible Notes	12.00%	-	-	1,095,452	1,095,452
Total non-derivatives		624,266	2,107,141	1,095,452	3,826,859

*	The Shareholder loans in the table reflect the maturity date as at 30 June, 2023. During October 2023, all Shareholder loan holders agreed to extend the loans with a new maturity date to 31 December, 2024 and a new approximate contractual maturity repayment amount of $2.015m (see note 36 for further details).

Fair Value

Fair Value Hierarchy

The following tables detail the Consolidated Entity’s assets and liabilities, measured or disclosed at fair value, using a three level hierarchy, based on the lowest level of input that is significant to the entire fair value measurement, being:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at measurement date

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability

The Consolidated Entity had no assets or liabilities held at fair value using Level 3 inputs at 30 June 2024 (30 June 2023: No assets or liabilities held at fair value).

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 29. Key management personnel

Key management personnel (KMP) are those persons having authority and responsibility for planning, directing and controlling the activities of the Consolidated Entity, including the directors of the company as listed on page F-7 immediately above Note 2, and the Financial Controller of the company. There is a pro-rata allocation of compensation for the time at the office for any KMP which have joined or left the Consolidated Entity during the reporting year.

Directors

The following persons were directors of Gelteq Limited during the financial year and the year ended 30 June 2023:

Mr. Simon Hayden Szewach	(Executive Chairman)
Mr. Nathan Jacob Givoni	(Executive Director)
Mr. Jeffrey W. Olyniec	(Non-Executive Director)
Mr. Philip Dalidakis	(Non-Executive Director)
Prof David Morton	(Non-Executive Director) – effective 28 February 2023
Mr. Paul Wynne	(Non-Executive Director) – resigned 28 February 2023

Other key management personnel

The following person also had the authority and responsibility for planning, directing and controlling the major activities of the Consolidated Entity, directly or indirectly, during the financial year and the year ended 30 June 2023:

Mr. Neale Java	(Chief Financial Officer) – resigned 14 February 2023
Mr. Craig Young	(Chief Financial Officer) – effective 20 February 2023; resigned on 14 January 2024

The aggregate compensation paid/payable to members of key management personnel of the Consolidated Entity is set out below:

	Consolidated
	30 June 2024	30 June 2023
	$	$

Short-term employee benefits	541,280	558,855
Post-employment benefits	57,670	57,440
Share-based payments	-	(34,722)
	598,950	581,573

Some of the above amounts were paid to related management entities

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 30. Contingent assets & Liabilities and Commitments

Contingent assets & Liabilities and Commitments - 2024

On 13 February 2024, the Company entered into a consulting contract with ARC Group Limited. for advice in connection with the Initial Public Offering (IPO) in return for a cash payment of US$100,000 and 20,000 shares with an issue price of US$5 per share for services rendered to assist the Company’s marketing efforts. Fees are owed as and when the IPO is completed. The IPO was completed in October 2024 and these fees therefore became payable at that time.

Contingent assets & Liabilities and Commitments - 2023

On 25 April, 2023, the Company entered into a new underwriting agreement with R.F Lafferty & Co, Inc, which ended on 25 October, 2023, and has the following terms and conditions;

i.	Raise up to USD$20 million, with the final offering to be agreed between both parties

ii.	7% commission, or 3% commission for investors introduced by Gelteq

iii.	1% out of pocket allowance

iv.	USD$25,000 up front advance for out-of-pocket expenses

v.	Legal fees up to USD$200,000 in the event of listing or up to USD$75,000 if there is no listing

vi.	Share purchase warrants of 7% (exercisable at 125% of the public offering price 6 months after the date of closing)

The Company paid the upfront advance of USD$25,000 and the remainder of fees remains as a contingent liability which as of the date of this report is not able to be quantified as a public listing has not occurred, and is not guaranteed, and a raise amount, which governs the commissions, is only finalised once the public listing is approved.

Subsequent to the reporting period, on 17 November, 2023, the letter of engagement was further extended until 31 January, 2024 on the above terms.

There were no other contingent assets, contingent liabilities and commitments as at 30 June 2023.

Note 31. Capital commitments — Property, plant and equipment

The Consolidated Entity had no capital commitments as at 30 June 2024 and 30 June 2023.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 32. Lease commitments

	Consolidated
	30 June 2024	30 June 2023
	$	$
Lease commitments – operating
Committed at the reporting date:
Within one year	—	11,896
One to five years	—	—
	—	11,896

Note 33. Related party transactions

Parent entity

Gelteq Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 34.

Key management personnel

Disclosures relating to key management personnel are set out in note 29.

Transactions with related parties

The following transactions occurred with related parties:

	Consolidated
	30 June 2024	30 June 2023
	$	$
Payment for other expenses:
Interest expense on loans from directors (as part of shareholder loan and convertible note issue)*	459,340	131,684
Interest expense on loans from controlling entity*	764	764
Management and consulting services**	9,125	171,530

Other transactions:
Gain on modification of loans	-	(73,007)

*	The interest is accrued and not paid

**	During the year the Company received Management and Legal services from Asiana Trading Corporation, an entity associated with Jeff Olyniec (until December 2021), a director of the Company.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 33. Related party transactions (continued)

Outstanding balances arising from transactions with related parties:

	30 June 2024	30 June 2023
	$	$
Receivables from related parties
Prepayment*	33,088	33,088
Trade receivables**	8,250	8,280
Total Receivables from related parties	41,338	41,368

	30 June 2024	30 June 2023
	$	$
Payables to related parties
Payables to by key management personnel directly***	224,488	211,869

*	During August 2022, the company as per agreement with Asiana Trading corporation paid first deposit for its future order. Asiana Trading Corporation is an entity associated with Jeff Olyniec, a director of the Company. The balance is included within Prepayments and other assets in the Condensed Consolidated Statement of Financial Position.

**	During the year 30 June 2022, the Company entered into agreement with Lifestyle Breakthrough Pty Ltd. an entity associated with Nathan Givoni and Simon H. Szewach , directors of the Company for sale of goods & service. The balance is included in Trade and other receivables in the Condensed Consolidated Statement of Financial Position.

***	Payables to key management personnel are included within Wages payables in Note 21.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 33. Related party transactions (continued)

Loans to/from related parties

The following balances are outstanding at the reporting date in relation to loans with related parties:

Loans from related parties (2024)/Directors(2023)	Consolidated
	30 June 2024	30 June 2023
	$	$

Beginning of the period*	502,237	445,015
Reclassify >5% holder loan as related party loan(i)	762,340	-
Modification of fair value on extinguishment	-	(73,007)
Interest accrued prior to modification	-	64,012
Interest accrued post modification	397,834	66,217
Amounts received during the period	-	-
Closing Balance	1,662,411	502,237

*	The Loans from directors relates to loans provided in the year ended 30 June 2022, by Jeffrey Olyniec, Executive Director and B&M Givoni Ltd. a close family member of Nathan Givoni, Executive director of the Company. These loan agreements are compound financial instruments with both debt and equity components. The loans include an equity component of $124,108 comprising of 21,179 fully paid ordinary shares to be issued to the Lending Shareholders. 21,179 shares were determined based on shares equivalent to $1.00 for every $4.00 of principal loaned to the Company, as agreed in the loan agreements. These have been recognised as equity on inception of the loans. The shares were to be issued within 90 days of the loan being advanced with a deemed issue price of $5.86 per fully paid ordinary share, being the pre-dilution price and were issued on April 28, 2022. The Consolidated Entity has recognised the shareholders loans initially at fair value of $369,337, net of the equity component of $124,108 and subsequently carried at amortised cost using an effective interest method. During the 2023 financial year, the shareholders loans received on 4 February, 2022, had their maturity date extended in January 2023, and approximately $1,938,287 was to be repaid on 15 July, 2024. The resulting gain on the modification of the liability is recognized in the profit and loss statement and there was no repayment of interest or loan during the year (no repayment of interest or loan during the year ended 30 June 2023). These extensions constitute a substantial modification per IFRS 9, and therefore the original liability is derecognised on modification date, and the new liability for the extended loans is recognised at fair value, discounted using an appropriate discount rate.

Subsequent to 30 June, 2023, the loans were extended with a new maturity date of 31 December, 2024, at an interest rate of 12% and an amount to be repaid of approximately $2,015,687

(i)	Include loans from shareholders holding more than 5% of issued capital not previously included as related party loan

Loans from associated entities	Consolidated
	30 June 2024	30 June 2023
	$	$

Opening balance	155,304	154,540
Interest charged	764	764
	156,068	155,304

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 33. Related party transactions (continued)

Convertible notes from Related Parties (2024)/Directors* (2023)	Consolidated
	30 June 2024	30 June 2023
	AUD$	AUD$

Opening Balance	76,485	-
Reclassify >5% holder convertible note as related party loan(i)	328,928	-
Proceeds from convertible note issue	301,150	75,030
Interest accrued	53,115	1,455
Closing Balance	759,678	76,485

*	The Convertible Notes from directors relates to:

-	for 2023, convertible notes received from Jeffrey Olyniec, Non — Executive Director; and

-	for 2024, convertible notes received from an entity related to Nathan Givoni, Executive Director, and Jeffrey Olyniec, Non — Executive Director..

(i)	Include convertible notes from shareholders holding more than 5% of issued capital not previously included as related party loan

Note 33. Related party transactions

Terms and conditions

Transactions with related parties have not undergone a formal benchmarking process to establish whether arrangements are conducted under normal market terms and conditions, accordingly, such transactions may not be considered at arm’s length. Related party loans are either unsecured, interest-free and payable on demand or are subject to unsecured loan agreements with fixed terms and interest payable.

Interest-free loans are noted accordingly.

No adjustment has been made to their carrying value. The parent company has not provided any guarantees in relation to any debts incurred by its subsidiaries.

Other related party transactions

On 30 October 2021, the Company entered into a lease agreement with the Lifestyle Breakthrough Holdings U/T to rent office space and incurred rental expense of $10,001 for the year ended 30 June 2024 (30 June 2023: $34,706). Lifestyle Breakthrough Holdings U/T is an entity associated with Nathan Givoni and Simon H. Szewach, directors of the Company. The lease agreement expired on 1 November, 2023 and hence the balance is nil as at 30 June 2024 (30 June 2023: $11,896).

Note 34. Interests in subsidiaries

(a) Information about principal subsidiaries

The subsidiaries listed below have share capital consisting solely of ordinary shares, which are held directly by the Consolidated Entity. The proportion of ownership interests held equals the voting rights held by the Consolidated Entity. Each subsidiary’s principal place of business is also its country of incorporation or registration

		Ownership interest
Name	Principal place of business / Country of incorporation	30 June 2024	30 June 2023
		%	%
Nutrigel Unit Trust	Melbourne VIC Australia	100.00%	100.00%
Nutrigel Pty Ltd	Melbourne VIC Australia	100.00%	100.00%
Sport Supplements Unit Trust	Melbourne VIC Australia	100.00%	100.00%
Sport Supplements Pty Ltd	Melbourne VIC Australia	100.00%	100.00%

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 34. Interests in subsidiaries (continued)

(b) Significant Restrictions

There are no significant restrictions over the Consolidated Entity’s ability to access or use assets, and settle liabilities, of the Consolidated Entity.

Note 35. Remuneration of auditors

During the financial year the following fees were paid or payable for services provided by the auditors of the Company:

	30 June 2024	30 June 2023

Audit or review of the consolidated financial statements - UHY Haines Norton	152,941	188,963
Audit and Review Services - M&K CPAS, PLLC	96,114	-
	249,055	188,963

*	Audit fees paid or payable to UHY Haines Norton are included as part of our IPO expenses.

On May 21, 2024, UHY Haines Norton resigned solely as our independent auditor for PCAOB audits, and on May 21, 2024, we appointed M&K CPAS, PLLC as our new independent auditor. However, UHY Haines Norton will remain as our independent auditor for Australian reporting purposes

Note 36. Events after the reporting period

Events after the reporting period - 2024

Subsequent to 30 June 2024, loans from shareholders, which appear in the Consolidated Entity’s Statement of Financial Position as at 30 June 2024 as current liabilities with a balance of $1,923,000, were extended further with a new maturity date of December 31, 2025.

The Company completed its Initial Public Offering (IPO) on 30 October 2024, issuing 1.3 million new shares at an issue price of US$4.00 per share and raising US$5.2 million (approximately A$7.95 million) before costs of the issue.

The Company was listed on NASDAQ on 29 October 2024.

No other matter or circumstance has arisen since 30 June 2024 that has significantly affected, or may significantly affect the Consolidated Entity’s operations, the results of those operations, or the Consolidated Entity’s state of affairs in future financial years.

Events after the reporting period - 2023

In the year after 30 June 2023, the Company has continued with work on its Initial Public Offer (IPO) and the proposed listing of its securities on the Nasdaq Capital Market (NASDAQ). On 3 August 2023, the Company lodged an updated filing with the U.S. Securities and Exchange Commission (SEC) and NASDAQ, the Prospectus for its proposed IPO. This Prospectus is currently being updated with 30 June, 2023 financials to be resubmitted to the SEC.

Since the year ended June 30, 2023 the Company has issued the following additional convertible notes (on the same terms and conditions as the previous convertible notes);

●	September 2023, $25,000

●	October 2023, $150,000

The $1,000,000 convertible note issue has now been fully subscribed and was closed in October 2023.

During October 2023, all existing shareholder loan holders agreed to extend their loans, on the same terms and conditions, with a new maturity date of December 31, 2024 and an expected amount to be paid on maturity of approximately $2,015,687.

On September 29, 2023, the Board, via a circular resolution, accepted the resignation of Suzanne Irwin as Company Secretary and appointed Craig Young as the new Company Secretary.

No other matter or circumstance has arisen since 30 June 2023 that has significantly affected, or may significantly affect the Consolidated Entity’s operations, the results of those operations, or the Consolidated Entity’s state of affairs in future financial years.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 37. Reconciliation of loss before income tax to net cash used in operating activities

	Consolidated
	30 June 2024	30 June 2023
	$	$

Loss before income tax expense for the year	(3,546,195)	(3,506,220)
Adjustments for:	-	-
Depreciation and amortisation	1,211,896	1,226,491
Gain on loan modification	-	(222,681)
Foreign exchange differences	-	(51,795)
Interest expense	599,494	403,107
	-	-
Change in operating and assets and liabilities:	-	-
(Increase) in other debtors – research & development refund	-	(38,522)
(Increase) / decrease in GST receivable	(31,441)	18,154
Increase / (decrease) in GST payable	(23,155)	23,155
(Increase) in accounts receivables	119,774	(303)
(Increase) / decrease in inventory	95,201	-
(Increase) / decrease in prepayments and other assets	40,893	94,958
Increase / (decrease) in deferred revenue	40,000	(34,406)
Increase in payroll liabilities	395,385	3,669
Increase in provision for employee leave	40,606	38,265
Increase in trade payables and accruals	(12,929)	275,693
Net cash used in operating activities	(1,070,471)	(1,770,435)

Reconciliation of cash	30 June 2024	30 June 2023
	$	$
Cash on hand	—	4,708
Cash at Bank – Gelteq	24,552	389,625
Cash at Bank – Nutrigel Unit Trust	—	4,891
Cash at Bank – Sport Supplements Pty Ltd	—	—
	24,552	399,224

Note 38. Changes in liabilities arising from financing activities

Consolidated	Interest bearing loans and borrowings	Lease Liability	Total
	$	$	$
Balance at 1 July 2022	1,465,626	46,601	1,512,227
Net cash from financing activities	755,935	(34,706)	721,229 *
Gain on loan modification	(222,681)	—	(222,681)
Other changes – accrued interest and convertible notes (note 23)	477,825	—	477,825
Balance at 30 June 2023	2,476,705	11,895	2,488,600
Balance at 1 July 2023	2,476,705	11,895	2,488,600
Net cash from/(used in) financing activities	855,834	(11,895)	843,939
Accrued interest	585,013	—	585,013
Other changes	(73,954)	—	(73,954)
Balance at 30 June 2024	3,843,599	-	3,843,599

*	The remaining cash received from financing activities of $1,309,318 was from capital financing activities and was not a liability (refer to note 26).

Gelteq Limited
Notes to the consolidated financial statements 30 June 2024 and 2023

Note 39. Loss per share

	Consolidated
	30 June 2024	30 June 2023
	$	$

Loss after income tax attributable to the owners of Gelteq Limited	(3,546,195)	(3,506,220)

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	8,118,075	7,940,026
Weighted average number of ordinary shares used in calculating diluted earnings per share*	8,118,075	7,940,026

	$	$

Basic loss per share	(0.44)	(0.44)
Diluted loss per share	(0.44)	(0.44)

*	There are no items to be disclosed under diluted EPS. Refer to comments below for transactions that may effect the diluted earnings per share in future periods.

Share capital subscribed and to be issued is included within earnings per share calculations per IAS 33. Shares are usually included in the weighted average number of shares from the date consideration is receivable (which is generally the date of their issue). Therefore ordinary shares issued in exchange for cash are included when cash is receivable and ordinary shares issued for the rendering of services to the entity are included as the services are rendered.

On 26 September 2022, the Company issued 746,268 fully paid Ordinary Shares at an issue price of USD$1.34 (AUD$1.92) totaling USD$1,000,000 (AUD$1,431,162) to professional, sophisticated, and other exempt Australian investors who participated in the Pre IPO-Raise. The transaction incurred capital raising costs of AUD$121,844 resulting in a net increase in share capital of AUD$1,309,318.

Refer to Note 26 for further information.

On March 24, 2022, the Company entered into a consulting contract with a counterparty pursuant to which the counterparty will advise in connection with the initial public offering in return for a monthly retainer of a fixed dollar amount with additional fixed cash payments to be made upon the satisfaction of certain conditions and 143,360 fully paid Ordinary Shares that have not been issued as of the date of these condensed consolidated financial statements. Given milestones were missed, the agreement has since been terminated on 4 October 2022, and only 20,000 Ordinary Shares will be provided upon a public listing, which are yet to be issued at the date of these condensed consolidated financial statements. On June 6 2023, an agreement was reached extending the date until 31 October, 2023, by which the consultant is entitled to payment, subject to the successful public listing of the Company. On October 6, 2023, a new agreement was entered into on the same terms and conditions, extending the date until December 31, 2023.

The directors received Board approval on May 5, 2023 to issue up to AUD$1,000,000 in convertible notes with a maturity date of December 31, 2025, to ensure the company can continue to operate as a going concern. At the date of signing the accounts, AUD$1,004,889 (AUD$410,000 plus USD$400,000 calculated at the daily exchange rate when each amount was received)) has been received from the convertible note issue and the issue has been closed. Under the terms and conditions of the convertible note issue, the conversion of the convertible notes is up to the convertible note holder (not compulsory) and as a result, the impact on the Company’s future earnings per share is not known.

Note 40. Share-based payments

On 14 February, 2023, Mr. Neale Java resigned as Chief Financial Officer of the company and as a result he forfeited his rights to ordinary shares in the company. The A$34,722 of amortization which represented the total estimated fair value of those rights at 30 June, 2022, and recorded as an equity reserve, was reversed during the year ended 30 June, 2023.

Gelteq Limited
Directors’ declaration 30 June 2024 and 2023

Directors’ declaration

In accordance with a resolution of the directors of Gelteq Limited, the directors of the Company declare that:

In the directors’ opinion:

●	the consolidated financial statements and notes for the two years ended 30 June 2024 set out in this document are in accordance with requirements of the International Financial Reporting Standards (IFRS), including:

(i)	complying with Accounting Standards, as issued by the International Accounting Standards Board, and

(ii)	present fairly in all material respects the Consolidated Entity’s financial position as at 30 June 2024 and 30 June 2023, and the results of its operations and its cash flows for each of the years ended 30 June 2024 and 30 June 2023, and

●	there are reasonable grounds to believe that the Consolidated Entity will be able to pay its debts as and when they become due and payable.

On behalf of the directors

/s/Simon H. Szewach
Simon H. Szewach
Executive Chairman
15 November 2024