Form 20-F
period 2025-06-30
Gelteq Ltd
filed 2025-11-17
CIK 1920092

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

Level 19

644 Chapel Street

South Yarra VIC, 3141

Australia

(Address of Principal Executive Office)

Nathan J. Givoni

Telephone: +61 3 9087 3990

Level 19

644 Chapel Street

South Yarra VIC, 3141

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of November 13, 2025 was: 10,711,059 ordinary shares, no par value.

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

Yes ☒ No ☐

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Our Corporate Structure

We were incorporated under the laws of the State of Victoria, Australia on October 15, 2018. Our technology was assigned to us by our founders and a predecessor entity, who created it prior to the incorporation of our company. The intellectual property was then assigned to Gelteq at Gelteq’s inception to continue to build on this work.

We currently have three direct, wholly-owned subsidiaries as part of our organizational structure: Nutrigel Pty Ltd and Unit Trust (“NPL”), Sport Supplements Pty Ltd and Unit Trust (“SSPL”) and Gelteq US Inc.

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

Risks Related to Our Business and Industry

●	We have a history of operating losses and may not achieve or sustain profitability in the future.

●	We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed could force us to delay, limit, reduce or terminate our product development or commercialization efforts.

●	Our operating results may fluctuate, as we have created a new class of products for which demand is unknown, which makes our results difficult to predict and could cause our results to fall short of our expectations.

●	Fluctuations in the prices of raw materials can increase the cost of our products, impact our ability to meet production commitments, and may adversely affect our results of operations.

●	Our customers have a history of delaying orders which may adversely affect our revenues and income.

●	There is substantial doubt about our ability to continue as a going concern.

●	Our business and our ability to raise capital may be materially adversely affected by global geopolitical conditions resulting from the ongoing Russia-Ukraine conflict, the conflicts in the Middle East and recent actions undertaken by the United States, such as the imposition of tariffs and the response of China and other nations thereto.

●	If the market for our gels does not develop or become sustainable, expands more slowly than we expect, or becomes saturated, our revenues may fail to materialize, and our financial condition and results of operations could be materially and adversely affected.

●	Our success depends on our ability to obtain market acceptance for our products and services.

●	The loss of the services of our key personnel would negatively affect our business.

Risk Related to Research and Development and Clinical Testing of Our Products

●	We continue to spend a significant amount of resources on research that may not lead to successful products or the recovery of our research expenditures and that may not receive regulatory approval when applicable.

Risks Relating to our Operations and Products

●	We rely on third parties to manufacture our products, which could affect our ability to provide such products in a timely and cost-effective manner, adversely impacting our revenues and profit margins.

●	We rely on third parties to market and distribute our products, which could adversely impacting our revenues and profit margins if we lose them as distributors or they do not perform to our expectations or violate the terms of our licenses.

●	Our manufacturers rely on a limited number of suppliers for the raw materials used in our products. If we or our manufacturers are unable to obtain these raw materials on a timely basis, we will be unable to meet our customers’ orders, which could reduce our revenues, subject us to claims for damages and adversely affect our relationships with our customers.

●	We may be unable to adequately control the costs associated with our operations.

●	If we are unable to keep up with rapid technological change, we may be unable to meet the needs of our customers, which could materially and adversely affect our financial condition and results of operations and reduce our ability to grow our market share.

●	Legal requirements and changes in applicable law and regulations may adversely affect us.

●	We face potential product liability claims, and, if successful claims are brought against us, we may incur substantial liability and costs.

●	We could be subject to changes in tax rates, the adoption of new U.S. or international tax legislation, or exposure to additional tax liabilities.

●	Fluctuations in exchange rates between and among the currencies of the countries in which we do business could adversely affect our results of operations.

●	Acquisitions, joint ventures, investments, and divestitures could result in operating difficulties, dilution, and other consequences that may harm our business, financial condition, and operating results.

Risks related to our doing business in the PRC.

●	Changes in economic, political or social conditions or government policies in the PRC could have a material and adverse effect on our business, financial condition and results of operations.

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us in conducting business in the PRC in a manner that materially and adversely affects our business, financial condition and results of operation.

●	The current tensions in international trade and rising political tensions, particularly between the United States and the PRC, may materially and adversely impact our business, financial condition, and results of operations.

●	The PRC regulatory authorities’ interpretation of such laws, rules, and regulations may change, which could materially and adversely affect the validity of the approvals, qualifications, licenses, permits, and registrations that we obtained or consummated in the PRC. Any failure to comply may result in fines, restrictions, and limits on our operations, as well as suspension or revocation of certain certificates, approvals, permits, licenses, or filings that we have already obtained or made.

●	We may not be able to prevent others from unauthorized use of our intellectual property in the PRC, which could harm our business and competitive position.

Risks Relating to Intellectual Property and Litigation

●	If we are unable to protect our intellectual property rights, our business, competitive position, financial condition and results of operations could be materially and adversely affected.

●	Obtaining and maintaining our patent protection in jurisdictions where we have patent protection depends on compliance with various procedural measures, document submissions, fee payments and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

●	Intellectual property rights do not necessarily address all potential threats.

●	Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

●	We may become involved in an intellectual property dispute that could subject us to significant liability, divert the time and attention of our management and prevent us from selling our products, any of which could materially and adversely affect our business, competitive position, financial condition and results of operations.

●	From time to time, we may be subject to litigation or dispute resolution that could result in significant costs to us and damage to our reputation.

●	Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and product liability claims

●	Information technology system failures or breaches of our network security could interrupt our operations and adversely affect our business.

●	Any actual or perceived failure by us to comply with our privacy policy or legal or regulatory requirements in one or multiple jurisdictions could result in proceedings, actions or penalties against us.

●	Evolving and changing definitions of what constitutes “Personal Information” and “Personal Data” within the EU, the United States and elsewhere, may limit or inhibit our ability to operate or expand our business, including limiting technology alliance partners that may involve the sharing of data.

●	Failure to comply with anticorruption and anti-money laundering laws, including the FCPA and similar laws associated with activities outside of the United States, could subject us to penalties and other adverse consequences.

●	We could be adversely impacted if we fail to comply with U.S. and international import and export laws.

●	We have a substantial amount of intangible assets, and we may in the future be required to write down the value of our intangible assets due to impairment, which could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to this Offering and the Trading Market

●	We will incur costs and be subject to various obligations as a result of being a public company in the United States.

●	Any future or current litigation could have a material adverse impact on our results of operations, financial condition and liquidity.

●	Australian tax rules may adversely impact our results of operations and financial position.

●	Our management team and board control a significant percentage of our Ordinary Shares and two other shareholders also own a significant percentage of our Ordinary Shares.

●	We are incorporated in Australia and our shareholders may have greater difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.

●	U.S. shareholders may have difficulty enforcing civil liabilities against our company, our directors or members of senior management and the experts named in this Annual Report.

●	We are subject to the laws of Australia, which differ in certain material respects from the laws of the United States.

●	Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of a significant position in the Ordinary Shares.

●	Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

●	We currently report our financial results under IFRS, which differs in certain significant respect from U.S. generally accepted accounting principles, or U.S. GAAP.

●	As a foreign private issuer, we are exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company.

●	As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards and these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

●	We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.

●	We are an “emerging growth company” under the JOBS Act and will be able to avail ourselves of reduced disclosure requirements applicable to emerging growth companies, which could make the Ordinary Shares less attractive to investors.

●	If we fail to develop or maintain an effective system of disclosure controls and internal control over financial reporting in compliance with the requirements applicable to us as a public company in the United States, our ability to produce timely and accurate consolidated financial statements or comply with applicable regulations could be impaired and our listing on Nasdaq Capital Market could be terminated.

●	If we are a passive foreign investment company, there could be adverse U.S. federal income tax consequences to U.S. holders.

●	If a United States person is treated as owning at least 10% of the Ordinary Shares, such holder may be subject to adverse U.S. federal income tax consequences.

●	Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of the Ordinary Shares.

●	Certain recent initial public offerings of companies with relatively small public floats comparable to our anticipated public float have experienced extreme volatility that was seemingly unrelated to the underlying performance of the respective company. Our Ordinary Shares may potentially experience rapid and substantial price volatility, which may make it difficult for prospective investors to assess the value of our Ordinary Shares.

●	We are not likely to issue dividends for the foreseeable future.

●	We expect that any dividend payments on our Ordinary Shares would be declared in U.S. Dollars, and any shareholder whose principal currency is not the U.S. Dollar would be subject to exchange rate fluctuations.

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

We incurred total losses in the past of approximately AUD$6,645,453 and AUD$3,546,195 in the fiscal years ended June 30, 2025 and 2024 respectively. Our ability to achieve and sustain profitability in the future depends in part on the rate of growth of, and changes in technology trends in, our market; the global economy; our ability to develop new products and technologies in a timely manner; the competitive position of our products; our ability to manage our operating expenses; and other factors and risks, some of which are described in this Annual Report. We may also seek to increase our operating expenses and make additional expenditures in anticipation of generating higher revenues, which we may not realize, if at all, until sometime in the future. As such, there can be no assurance that we will be able to achieve or sustain profitable operations in the future.

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

Our principal products are edible gels, which we refer to as gels, and their application in gel-based dosage forms. While other companies manufacture and sell edible gels, we believe we are the first company to market edible gels in many of the vertical industries we are targeting. Going forward, our operating results may fluctuate as a result of a number of factors, including, without limitation, the costs associated with raw materials, manufacturing costs and expenses and the costs incurred in our marketing and distribution and sales network, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. Our interim, year-to-date, and annual expenses as a percentage of our revenues may differ significantly over time. Our operating results in future quarters may fall below expectations.

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

We have received several orders from customers who subsequently advised us of cash flow difficulties and their inability to pay for such orders in a timely manner. This has limited our ability to generate the expected revenue from these orders in a timely manner. However, as of the date of this Annual Report. such customers that experienced cash flow difficulties had not cancelled their orders and we have manufactured such orders and shipped them in the fiscal year ending June 30, 2025. We have put in place more rigorous qualification procedures to ensure customers have the financial ability to pay for its orders. However, we cannot guarantee that our customers will present their accurate business status to us and pay for their orders in a timely order, which may adversely affect our revenues and income.

There is substantial doubt about our ability to continue as a going concern.

Our audited financial statements for the years ended June 30, 2025 and 2024 were prepared assuming that we will continue as a going concern. In addition, as discussed in Note 4 of the financial statements for the years ended June 30, 2025 and 2024, the Company is in a current liability position as of June 30, 2025 and 2024, and has suffered recurring losses from operations. These conditions raise substantial doubt on our ability to continue as a going concern. The report of our independent registered public accounting firm M&K CPAS PLLC on the financial statements for the year ended June 30, 2025 and 2024 includes an explanatory paragraph on the doubt of our ability to continue as a going concern.

Refer to Note 4 of the financial statements for the years ended June 30, 2025 and 2024 for further details.

Our business and our ability to raise capital may be materially adversely affected by global geopolitical conditions resulting from the ongoing Russia-Ukraine conflict, the conflicts in the Middle East and recent actions undertaken by the United States, such as the imposition of tariffs and the response of China and other nations thereto.

Global markets are experiencing volatility and disruption as a result of the geopolitical instability resulting from the ongoing Russia-Ukraine conflict, the Israel-Hamas conflict and recent actions undertaken by the United States, such as the imposition of tariffs and the response of China and other nations thereto. The invasion of Ukraine by Russia, the conflicts in the Middle East, recent actions undertaken and threatened by the United States and the resulting measures that have been taken, and could be taken in the future, by China, NATO, the United States, the United Kingdom, the European Union, Israel and other countries have created global security concerns that could have a lasting impact on regional and global economies and financial markets. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets. The uncertainty regarding the imposition of tariffs could cause large variations in shipping costs and timelines, higher import costs and costs of goods as well as increased uncertainty around customs clearance timelines and costs.

Any of the abovementioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from such actions, could adversely affect our business or disrupt the capital markets, impacting our ability to raise capital. The extent and duration of the ongoing conflicts, resulting sanctions and any related market disruptions are impossible to predict, but could be substantial, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale. Additionally, the uncertainty on tariffs increases the risk that we may not be able to hedge our pricing nor derive the margins we plan to achieve. Any such disruptions may also have the effect of heightening many of the other risks described in this section. If these disruptions or other matters of global concern continue for an extensive period of time, our business may be materially adversely affected.

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

Our future success depends to a large extent on the continued services of our senior management and key personnel, including, in particular, our Chief Executive Officer, Nathan J. Givoni. Any loss of the services of our key personnel, and especially that of Mr. Givoni, would adversely affect our business. We have attempted to mitigate this situation by ensuring that Mr. Givoni provides us a long notice period and has extra share compensation via the employee stock option plan to encourage his long term tenure and performance with the Company. The employment agreement entered into with Mr. Givoni stipulates that he must give six months written notice of his intent to resign, allowing the Company time to find a suitable replacement.

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

During the year ended June 30, 2025, we were active in the research and development to enhance our current products. However, research and development in our industry is complex and filled with uncertainty. For example, it is common for research and development projects to encounter delays due to unforeseen problems, resulting in fewer product features than originally considered desirable and higher production costs than initially budgeted, any of which may result in lost market opportunities. In addition, these new products may not adequately meet the requirements of the marketplace and may not achieve any significant degree of market acceptance. If our efforts do not lead to the successful development, marketing and release of new products that respond to technological developments or changing customer needs and preferences, our revenues and market share could be materially and adversely affected. We may expend a significant amount of resources in unsuccessful research and development efforts. In addition, new products or enhancements by our competitors may cause customers to defer or forego purchases of our products. Any of the foregoing could materially and adversely affect our financial condition and results of operations and reduce our ability to grow our market share.

Legal requirements and changes in applicable law and regulations may adversely affect us.

Our products are regulated under the laws and regulations in the jurisdictions where they are marketed and sold. We or our partners or distributors are required to comply with various legal requirements, including requirements imposed by the laws in various jurisdictions, including, without limitation, food and drug laws. Currently, as our products are considered food products, they are subject to limited regulation and most of our products do not require specific licenses or approvals to be marketed. Some of our products under research may be subject to regulation as drugs in certain jurisdictions. However, we are unable to predict what changes in laws and regulations applicable to us, our products, our partners, our customers, or the counterparties with which we transact business may be instituted in the future. Any such change could have a material adverse effect on the sales or profit potential of our company and may impede our ability to sell and deploy our gels.

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

On August 24, 2021, we entered into a manufacturing agreement with a large-scale Chinese gel manufacturer in connection with agreements and orders have been placed for our products from the People’s Republic of China (the “PRC”). This manufacturer provides us with a manufacturing solution for customers in the PRC and elsewhere in Asia that require an ASEAN manufacturer and a lower cost base. See “Item 4. Information on the Company.” Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in the PRC. The PRC’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the government. The PRC government also exercises significant control over the PRC’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between economic sectors and may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic, political or social conditions in the PRC, in the policies of the Chinese government in the laws and regulations in the PRC could have a material and adverse effect on the overall economic growth of the PRC in a manner that materially and adversely affects our business in the PRC which in turn could have a material and adverse effect on our business, financial condition and results of operations. For the financial year ending June 30, 2025, we generated minimal revenue of AUD$165,645 from China-related sales or manufacturing in China, while for the financial year ending June 2024, no revenue was generated from China-related sales or manufacturing in China. Should there be any loss of manufacturing capacity in China, we believe this would have minimal impact on the business medium to the long-term, but it may have a short-term impact in the first 12 months as there are some existing clients in Asia with a preference for a China-based manufacturer.

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

To the extent that our products are manufactured for purchase and sale internationally, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products, impact the competitive position of our products, or prevent us from being able to sell products in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could materially and adversely affect our business, financial condition, and results of operations. Recently there have been heightened tensions in international economic relations, such as the one between the United States and China. In February and March 2025, the United States administration imposed an additional 20% duty on Chinese imports. Subsequently, authorities in China announced tariffs over selected United States products and regulatory investigation against United States companies in response to the tariff imposed by the United States. Furthermore, on April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and an individualized reciprocal higher tariff on countries with which the United States has the largest trade deficits, including a 34% additional reciprocal tariff on goods imported from China that brings the total tariff rate to 54%. On April 4, 2025, the Foreign Ministry of China announced that China would impose a retaliatory 34% tariff on goods imported from the United States. On April 8, 2025, President Trump announced an additional 50% tariff on Chinese imports. The Trump administration proceeded to implement a 104% tariff on goods imported from China on April 9, 2025. On April 10, 2025, President Trump announced a temporary suspension of reciprocal tariff measures targeting most U.S. trading partners for a 90-day period, while concurrently escalating tariffs on Chinese goods to 125%. Subsequently, on April 16, 2025, the White House announced that China faced tariffs of up to 245% on imports to the United States. Additionally, the U.S. government continues to signal that it may alter trade agreements and terms between China and the United States, including limiting trade with China, and may impose additional tariffs on imports from China and other countries.

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

Our success is to a certain degree dependent on our ability to maintain our existing patent protection in the United States for our first patent family which is for an oral glucose tolerance test gel and testing method for application to glucose tolerance diabetes diagnostics while expanding that patent protection for the first patent family to other countries while also establishing and then maintaining patent protection for our second patent family and other future patent families. Throughout the research and current development stage of our gel delivery technology we are seeking to protect oral dosage forms that utilize our gel delivery technology by preparing applications and applying for patents, including certain multiple-health ingredient gel dosage forms. These patent applications are pending and may not mature into patents, and we may not be able to exclude competitors from using our multiple-health ingredient gel dosage forms.

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

A significant portion of our total assets are comprised of intangible assets; specifically, as of June 30, 2024, the percentage of our intangible assets to total assets is at 98.46% and as of June 30, 2025, the percentage of our intangible assets to total assets is at 92.47%. We perform intangible asset tests for impairment, including useful life intangible assets, every six months or when circumstances change that would more likely than not indicate impairment has occurred.

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

As at June 30, 2025, members of our management team and board beneficially own approximately 10.83% of our outstanding Ordinary Shares. In addition, as of June 30, 2025, one other shareholder owns, in the aggregate, approximately 22.79% of our outstanding Ordinary Shares. As such, as of June 30, 2025, management and the one other shareholder own, in the aggregate, approximately 33.62% of our voting power. As a result, management and the aforementioned shareholders may have the ability to control substantially most matters submitted to our shareholders for approval including:

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

While we currently qualify as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, our next determination will be made on December 31, 2025. In the future, we would lose our foreign private issuer status if we fail to meet the requirements necessary to maintain our foreign private issuer status as of the relevant determination date. For example, if 50% or more of our securities are held by U.S. residents and more than 50% of our senior management or directors are residents or citizens of the United States, we could lose our foreign private issuer status. As at date of this Annual Report, 40.48% of our outstanding Ordinary Shares (including Ordinary Shares in the form of Ordinary Shares) likely be held by U.S. residents (assuming that all purchasers in our IPO are residents of the United States).

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

Based on the nature and composition of our income, assets, activities and market capitalization for our taxable year ended June 30, 2025, we believe that we were not classified as a passive foreign investment company, or PFIC, for the taxable year ended June 30, 2025. However, there can be no assurance that we will not be considered a PFIC in any past, current or future taxable year. A separate determination must be made after the close of each taxable year as to whether we are a PFIC for that year. As a result, our PFIC status may change from year to year. Our status as a PFIC will depend on the composition of our income (including whether we receive certain grants or subsidies and whether such amounts will constitute gross income for purposes of the PFIC income test) and the composition and value of our assets, which may be determined in large part by reference to the market value of the Ordinary Shares, which may be volatile, from time to time. Our status may also depend, in part, on how quickly we utilize the cash proceeds from this offering in our business. Our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.

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

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

We are an Australian public limited company limited by shares and conduct our operations in Australia. Our registered office is located at Level 19, 644 Chapel Street, South Yarra, 3141, Australia. Our principal place of business is located at Monash Innovation Labs, G. 60, 22 Alliance Lane, Clayton 3800, Victoria, Australia Our telephone number at this address is +61 3 9087 3990. Our website address is http://www.gelteq.com. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711. We as an entity began in October 2018, but the initial research work commenced in 2014 by Gelteq’s co-founder Mr. Nathan J. Givoni.

We were incorporated under the laws of the State of Victoria, Australia on October 15, 2018. Our technology was assigned to us by our founders and a predecessor entity, who created it prior to the incorporation of our company. The intellectual property was then assigned to Gelteq at Gelteq’s inception to continue to build and commercialize the intellectual property.

We currently have three direct, wholly-owned subsidiaries as part of our organizational structure: Nutrigel Pty Ltd and Unit Trust (“NPL”), Sport Supplements Pty Ltd and Unit Trust (“SSPL”) and Gelteq US Inc, a Delaware corporation.

In January 2015, Mr. Givoni began his long-term collaboration with Monash University in Melbourne, Australia, to verify and test our gel formulations. Our company’s first patent family relates to an oral glucose tolerance test gel and testing method for diabetes diagnostics and commenced as a provisional patent in Australia in 2015, which continued to be evaluated and tested before it was submitted as a standard patent application in Australia in 2016. For this first patent family, U.S. patent 10,983,132, the People’s Republic of China patent CN108289963B and Australia patent 2016351301 have been granted with several patent applications pending in a number of foreign countries. This glucose tolerance test gel was the subject of a pilot project, after which the focus shifted to establishing strategic partnerships to further develop industry-specific products, which were nutraceutical formulations such as sugar lowering products for people with pre-diabetes. The creation of these products did not require specific regulatory approvals. In 2018, Mr. Simon H. Szewach joined the business and our second patent family was later lodged provisionally in Australia, with a further standard patent application submitted in 2019 in the U.S. and a number of foreign countries. The patent applications of our second patent family are granted by the European Patent Office 3809877 with several patent applications pending in a number of foreign countries. The patent applications are directed to certain multiple-health ingredient gel dosage forms to utilize our gel delivery technology. By 2020, these two patent families had been acquired by Gelteq after it was co-founded by Mr. Givoni and Mr. Szewach. The primary focus of Gelteq has been delivering and creating new and innovative products that utilize our gel-based technologies. Utilizing the acquired intellectual property, Gelteq completed product research in early 2020 for a suite of nutraceutical products and since that time, has introduced its first product line and actively pursued (through further research and development), additional applications for the gel technology, which is specifically suited for sports, pharmaceutical (pharma) and over-the-counter (OTC) usage.

In April 2021, Gelteq management decided to prioritize the commercialization of its products related to animal health, driven by several key factors:

●	the size of the pet nutrient and pet pharma markets in North America, which translated into expansion opportunities for Gelteq;[1]

●	a fundamental change in society towards pets with the emergence of pets as an extended part of the family rather than just companion animals is driving consumer spending on pet ownership and pet care. These trends of pet humanization and consumer concerns for pet health and wellness have created a rapidly growing industry for pet health products[2]; and

●	the ongoing research opportunities with Gelteq’s academic partner in Australia, Monash University, which is ranked among the top universities in the world in pharmaceutical science by the 2024 QS World University Rankings for Pharmacy & Pharmacology and is providing more opportunities in the expanded field of animal husbandry, and with another Australian university’s veterinary hospital, with whom negotiations for ongoing research opportunities are in progress.

On October 30, 2024, we consummated our initial public offering of 1,300,000 Ordinary Shares at a price of US$4.00 per share, generating gross proceeds to the Company of USD$5.2 million before deducting underwriting discounts and offering expenses. In connection with the IPO, the Company entered into an Underwriting Agreement, dated October 28, 2024 (the “Underwriting Agreement”) by and between the Company and The Benchmark Company, LLC as representative of the several underwriters. The Company agreed to an underwriting discount of 7.0% of the public offering price of the Ordinary Shares sold in the IPO.

On November 14, 2024, we entered into a rental agreement for office space in New York for a fee of 4,468 USD per month. The license agreement has an initial term of six months and automatically renews for additional six-month terms upon the expiration of the initial term.

On December 2, 2024, we entered into an agreement with WPIC Marketing and Technologies Limited (“WPIC”) to assist with sales and distribution of our SportsGel products throughout the Asian Pacific region, commencing with China in March 2025. As of the date of this Annual Report, we have four online stores across various platforms open in China as WPIC’s first region of focus.

On December 19, 2024, we appointed Dr. Paul Wynne as our Chief Scientific Officer.

On March 13, 2025, the Company entered into a purchase agreement (the “ELOC Purchase Agreement”) in connection with an Equity Financing Line of Credit (“ELOC”) and a registration rights agreement with Lincoln Park Capital Fund, LLC (“Lincoln Park”), pursuant to which Lincoln Park agreed to purchase from the Company, from time to time, up to $12,000,000 of its Ordinary Shares (the “ELOC Shares”), subject to certain limitations set forth in the ELOC Purchase Agreement. On August 29, 2025, the Company’s Registration Statement on Form F-1 registering the resale of the ELOC Shares was declared effective. The Company expects to utilize proceeds from the ELOC for working capital and other general corporate purposes.

On March 31, 2025, Simon H. Szewach resigned as our Executive Chairman. He continues to serve as our Chairman and Director.

On April 30, 2025, David A.V. Morton resigned as a Director.

On June 3, 2025, Anthony W. Panther resigned as our Chief Financial Officer and on the same day, Thuy-Linh Gigler became the Company’s Chief Financial Officer.

On July 31, 2025, the Company entered into a Product Development and Profit Share Agreement (the “Profit Share Agreement”), with Melbourne Health (“Melbourne Health”), operator of The Royal Melbourne Hospital, to develop new products incorporating high-amylose maize starch butyrylated, or HAMSB, a unique compound with the potential to reduce bowel polyp growth which could lower the risk of bowel cancer.

On September 30, 2025, Jeffrey W. Olyniec resigned as our Non-Executive Director.

The chart below summarizes our corporate structure, including our direct, wholly-owned subsidiaries, as of the date of this Annual Report:

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

Of our products already licensed, in October 2023, we received an order for 200,000 units in our nutraceutical vertical, of which we received a non-refundable deposit of AUD$40,000 (USD$26,000). We have shipped such orders in the fiscal year ending June 30, 2025 as our clients have resolved their cash flow issues. We have also put in place greater rigorous qualification procedures to ensure future customers have the financial ability to fund orders through manufacturing in a timely manner.

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

For the fiscal year ended June 30, 2025, we have prioritized research and development work, our initial public offering and the required adjustments to our management and operations to allow us to effectively achieve sales target of our products. Such efforts included wider sales and marketing opportunity in the Asia Pacific region with WPIC to facilitate initial sales of the sport vertical products there.

We have prepared and applied for patents which relate to a diagnostic gel product comprising glucose, and certain multiple health ingredient dosage forms. Our first patent family is comprised of granted U.S. patent 10,983,132, the People’s Republic of China patent CN108289963B, Australia patent 2016351301, European Patent Office patent 3370776 and India patent 514796 which is for an oral glucose tolerance test gel and testing method for diabetes diagnostics. As of the date of this Annual Report, we have applications in Canada and Qatar. We intend to protect products that employ our gel technology in our second patent family which is directed to certain multiple-health ingredient dosage forms which utilize a gel formulation that features agarose and alginate that in certain ratios and pH ranges form gels of specific firmness to deliver two or more health ingredients (including medicines) in a single dosage form. This second patent family is comprised of the granted European Patent Office patent 3809877, Mexico patent 416876, Israel patent 278541, Hong Kong patent 40051090, United Kingdom patent 3809877 and patent pending applications in the following countries: Australia, Brazil, Canada, the Eurasian Patent Organization, India, Japan, South Korea, the People’s Republic of China, and the United Arab Emirates, the United States, and South Africa.

We continue to work on preparing additional patent applications. Our third patent application addresses challenges with delivering oil-based products in gels, our fourth patent application covers products produced for the nutritional health dysphagia market where swallowing tablets is challenging, and our fifth patent application addresses pharmaceutical formulations with the delivery of a single Active Pharmaceutical Ingredient (“API”). These applications have been lodged as provisional patents in the United Kingdom in August 2022, December 2022 and May 2023, respectively. We have also lodged as provisional patents in the United Kingdom in December 2024 our sixth and seventh patent applications which addresses pharmaceutical formulations with the delivery of an API and an eighth patent application which addresses various textures for the delivery of an API.

Our Strengths

We are seeking to position ourselves as a leader in the application of ingestible gel technology in nutraceutical, drug and supplement delivery in the following manner:

●	seeking to position ourselves as an emerging market leader in dosage forms that utilize ingestible gel technology for nutraceutical, pet care, and pharma;

●	promoting our products as superior to other methods of oral delivery (i.e., pills, tablets, gummies);

●	highlighting our products as addressing unmet issues around swallowing, taste, dosage and efficacy;

●	taste-masking ability of Gelteq’s patent pending multiple-health ingredient gel dosage forms, being able to immediately address unsolved challenges in compliance and dosing;

●	creating manufacturing and distribution and sale channels permits expedited time-to-market for high-demand products;

●	expanding our intellectual property portfolio by maintaining our 100%-owned U.S. patent for a glucose tolerance testing product, and working to have our additional pending patent applications inside and outside of the United States proceed towards allowance, and filing additional patent applications to protect our new discoveries;

●	maintaining our research partnership with Australia’s Monash University, which is ranked among the top universities in the world in pharmaceutical science by the 2024 QS World University Rankings for Pharmacy & Pharmacology and is providing more opportunities in the expanded field of animal husbandry, while negotiating another research partnership with another Australian university’s veterinary hospital; and

●	signing industry partnerships/licenses for pilot programs with our licensee companies for sport-related gels described herein under “Business — Material Contracts — Customer Contracts.”

Our Strategy

Overall

The following are highlights of our strategy to promote and expand our business at the present time:

●	Greatest unmet demand for our gel dosage forms — We will focus on dysphagia (the medical term given to difficulty swallowing) and other areas including children and seniors where the need is great and current solutions inadequate. See “Business — Human Market Insights — Gels directly combat the problems associated with Dysphagia” for a discussion of dysphagia.

●	Fastest ability to grow sales — we are looking to capitalize on existing opportunities in the market.

●	Highest margins — certain markets, such as pet nutrients, nutraceuticals and human supplements, offer high margins.

●	Little to no competitors — We are seeking “blue ocean” markets where the competition is not currently focusing, including in the pharmaceutical (pharma) and over-the-counter (OTC) markets.

●	Highest Demand for a market differentiating delivery platform — issues such as difficulty in swallowing, need to intake a large amount of drugs or nutrients, and taste making are all areas where our product can show deep differentiation and shine.

Based on this, we have decided to focus our efforts in the following order at the present time:

●	First, nutraceuticals — We have created formulations for products in the nutraceutical sector that include dietary fiber, prebiotics, probiotics, vitamins, polyunsaturated fatty acids, antioxidants, electrolytes and others. At this stage, our nutraceuticals had been created from our laboratories, flavored and shown to be shelf stable by our manufacturers and are ready to be sold to the public. We have also already sold products in our sports vertical which contain electrolytes and carbohydrates as primary ingredients to PacificPine Tennis Limited, PacificPine Football Limited, PacificPine Golf Limited and Five-Star Sports Hong Kong Limited. We have also sold a product that addresses brain function in our nutraceutical vertical, taking a proprietary powder blend owned by Healthy Extracts Inc. (OTCQB:HYEX) and creating an easy to consume gel product for Healthy Extracts Inc. and their customers. We had experienced delays on delivering outstanding orders due to certain clients postponing their orders due to cash flow difficulties. We have shipped such orders in the fiscal year ending June 30, 2025 as our clients have resolved their cash flow issues, recognizing revenue of AUD$165,645 (USD$108,497). We have also put in place greater rigorous qualification procedures to ensure future customers have the financial ability to fund orders through manufacturing in a timely manner.

●	Second, pet health/supplements — We have created products that comprise health ingredients related to joint health, coat quality, immune boosting, weight loss, diabetes and digestion for felines and canines. We have completed the research of the product formulations and they are awaiting future production at scale in their current form. Alternatively, their formulations can be adjusted by a future third-party license partner if so desired. As of the date of this Annual Report, our pet health and supplemental products had been created from our laboratories, flavored and shown to be shelf stable by our laboratory tests and are ready to be produced at manufacturers before being sold to the public. We have tested samples of the canine and feline products respectively on canines and felines to verify acceptance and palatability. Further, we expect to begin formal studies for canine products in the fiscal year ending June 30, 2026. We took the decision to delay the pet health study to prioritize additional patent and formulation protections and to strengthen our IP portfolio which is intended to facilitate our expansion into the pharmaceutical sector.

●	Third, healthcare/pharma — These include pharmaceutical products for both human and pets, including those for people with swallowing issues. In our lab, we have created several pharmaceutical products for treatment of pain which have undergone dissolution studies. We expect one of these products we expect will soon be entered into the human 505(b)(2) pathway with the FDA, and potentially equivalent regulatory bodies in other regions. We also expect to work with license partners to create additional pharmaceutical products for human or animals which would require regulatory approval once developed. These future products potentially include gel dosage forms comprising a new API of a future licensing partner, which would require an NDA, or, for approved APIs, the 505(b)(2) pathway can be pursued. In the animal pharmaceutical space, we have received approval for our suitability petition for a new animal drug under development in December 2024. The new animal drug leverages our ingestible gel platform designed for nutrient and drug delivery. A suitability petition is a request by a drug sponsor to submit an abbreviated new animal drug application (“ANADA”) for a proposed innovative new animal drug that differs from a previously FDA approved generic animal drug. We have proposed changing the reference drug from a pill form into an oral gel form. These changes could be considered through the suitability petition, as defined under section 512(n)(3) of the Federal Food, Drug, and Cosmetic Act (the “FD&C Act”). The FDA concluded that the proposed changes did not require us to conduct further investigations to show the safety and effectiveness of the innovative new animal drug for its intended uses. Therefore, the FDA approved the petition under section 512(n)(3)(C) of the FD&C Act which foregoes the safety and effectiveness studies and helps reduce the timeframe to reach potential approval of the new animal drug. This approval of the suitability petition, however, does not guarantee approval of the ANADA for our proposed generic new animal drug.

Strategy Steps

Gelteq’s strategy is based on delivering innovative gel dosage forms that change the way good health is delivered to both humans and animals through our patent pending multiple-health-ingredient gel dosage forms. To achieve this objective, we intend to pursue the following:

●	Maximize the commercial potential of our animal health and nutraceutical products through licensing and partnerships. We will continue to focus on white label and private label manufacturing using our patent pending multiple-health ingredient gel dosage forms, and then leveraging the brand awareness of the licensee and their existing customer base to ensure greater volumes of products are sold and then reordered from Gelteq. We began building relationships with animal health companies initially, closely followed by pharmaceutical companies, nutrition providers and sports organizations through which our products will be sold.

●	Obtain FDA approval for our own gel-based drug dosage forms, through the 505(b)(2) pathway. To target the pain management market, we are currently taking an off-patent API for treatment of pain down the 505(b)(2) pathway and have completed dissolution studies. This has the potential, if approved by the FDA, to be available as our own gel-based OTC product with potential options to license-out or sell ourselves to consumers, or through a range of distributors. For this API candidate, we have completed dissolution comparisons to existing market products so that our future clinical data can be compared in bioequivalence studies to an existing, FDA approved product containing the same API. We have yet to perform further pre-clinical and clinical studies on bioequivalence and safety in humans which are required for FDA approval of different dosage forms. These clinical studies are expected to be run concurrently to further stability testing, with our initial lab stability data not indicating any lack of stability. Our API pipeline includes a further prescription medication API candidate that, once its dissolution study is completed, and its results are analyzed and collated, we expect to proceed with as described above for the OTC API.

●	Expand our product suite to be made available to potential licensees. We will continuously conduct research and development and evaluate opportunities to leverage our gel delivery technology and patent pending multiple-health ingredient gel dosage forms, to develop additional products within pharmaceutical, nutraceutical, OTC and prescription markets.

●	Complete clinical testing of our gel delivery technology with a variety of APIs. We are currently working on a multitude of pharmaceutical APIs that are available in different chemical structures, prioritizing dysphagia-based APIs, where we believe there is the greatest unmet need for an oral drug delivery system that has the potential to overcome the challenges of swallowability, taste, dosage and efficacy.

Outlook for the 2026 financial year

The following is a high level overview of outlook for the 2026 financial year:

(a)	We are pursuing 505(b)(2) pathway which once completed will provide us with our own gel-based prescription drug that we can license to potential licensees.

(b)	We are undertaking numerous clinical trials to demonstrate our gel-based platform’s performance across various drug classes to assist with sales opportunities.

(c)	We are in discussions with potential companies for development and distributions of nutraceutical white-labelled products.

There can be no assurance that our intended plans for the 2026 financial year will be consummated. Our actual performance for the 2026 financial year may differ, and could differ significantly, from the plans described above. See “Disclosure Regarding Forward-Looking Statements” herein.

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

Key Features of the Gel Delivery System

Food Grade Ingredients

Our patent pending multiple-health ingredient dosage forms, our gel delivery technology and the ingredients delivered in our OTC, nutraceutical, sport and pet products are generally regarded as safe (“GRAS”), meaning ingredients used in these formulations have previously undergone safety evaluations by either a regulatory body (such as the FDA) or experts and have shown to not be harmful when used as intended. Our team, together with the assistance of our regulatory team, have reviewed each of our gel components, and given there are existing usages of the different compounds across different products, the Company is able to term the gel components as being GRAS.

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

Pet Market Insights

Supplements for Pets

According to the American Pet Products Association’s (“APPA”) Dog & Cat Report 2025, proactive pet care remains a top priority for dog and cat owners, driving year on year demand for vitamins and supplements that support their pets’ health. According to the report, approximately 68 million households in the United States own a dog, with 49 million owning a cat. Furthermore, 53% of dog owners and 34% of cat owners provided their pets supplements1. Supplemental food products added to a dog’s regular meal have also seen significant growth over the last six years as 16% of dog owners and 19% of cat owners purchased mixers/toppers in 2024, increasing by 129% and 138% from 2018, respectively.1

For instance, vitamins and supplements may be given to around one-third of companion pets and cats in the U.S. According to a 2006 study published in the Journal of the American Veterinary Medical Association, the most prevalent are multivitamins, supplements to assist arthritic joints, and fatty acids to minimize shedding and increase a coat’s gloss. Probiotics can be given to pets to help with gastrointestinal issues and antioxidants can be given to fight the consequences of aging, such as cognitive deterioration.

COVID-19 has clearly raised awareness of the necessity of supporting immune health in a proactive manner. According to a survey reported on by the Kerry Group plc2 more than a quarter of dog and cat owners in the U.S. are concerned about their pets’ health as a result of COVID-19. Furthermore, approximately 69% of these concerned pet owners have explored using immune-strengthening supplements in their pet’s diet.

Pet Humanization

Globally, pet humanization has received a lot of attention in mainstream media over the recent past. The shift from pet ownership to pet parenting has been a very crucial and defining trend in the pet food market, more so in the developed countries. Over one-third of the households in the developed countries own a pet.3 More than half of pet owners see their pets as equally important members of the family as human relatives.4 According to the American Pet Products Association’s 2025 National Pet Owners Survey Report, it revealed that more than 94 million households in the United States had one or more pets, the majority of them being companion pets.2 Thus, increasing pet humanization is anticipated to drive the pet food industry.

1	See American Pet Products Association (2025) Dog and Cat Report 2025: Strategic Insights from the National Pet Owners Survey.
2	See Kerry (2022). Pet Wellness and Nutrition
3	See American Pet Products Association’s 2019 – 2020 National Pet Owners Survey.
4	See Pew Research Centre (2023) American Trends Panel Survey

As a part of this pet humanization trend, pets are considered a part of the family. The growing bond between pet owners and their pets correlates with consumers’ willingness to spend more on pet food. Consumers are now becoming aware of their pet’s health and are buying pet food rich in nutritional value for the betterment of their companion pets. Nowadays, pet owners are not just looking for basic food products but also for pet consumables that are locally produced and natural or have specific health benefits.5

Additionally, the pet humanization trend has led to increased health consciousness and has generated demands for pet food free from sugar, grain, dye, and other chemical additives. Hence, with the emerging pet humanization and premiumization trends, the pet food demand is expected to grow further in the coming years.6

Companion Pet Health

Within the pet nutrition industry, pet supplements are often overshadowed by the excitement and innovation taking place in the pet food and treat categories.7 However, 2020 revealed a seismic shift and a burgeoning opportunity for pet supplement manufacturers.8

Unsurprisingly, new product development (“NPD”) within the North American pet nutrition market dropped by 28% in 2020 versus the prior three-year average, according to Innova,9 likely due to challenges from COVID-19. However, one rising development was pet supplements, which showed a staggering increase of approximately 116% growth from 2019 to 2020, with more than 150 NPD activities within the North American marketplace.

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

Notable immune health pet supplement trends in 2020 include novel ingredients like cannabidiol (commonly referred to as CBD oil), hemp oil, krill oil and silver.10 Appealing product forms such as nutrition bars and meal toppers and natural flavors such as peanut butter and banana can help solve palatability and pet acceptance challenges with administering supplements. As the pet supplement category continues to grow and new ingredients are introduced to the market, brands may see consumers seeking more specific ingredient claims or pet supplements with the branded immune health ingredients they already know and trust in their own food and beverages.

5	See Pet Food Market — Growth, Trends, COVID-19 Impact, and Forecasts (2021 – 2026).
6	See Pet Food Market — Growth, Trends, COVID-19 Impact, and Forecasts (2021 – 2026)
7	See Kerry (2022). Pet Wellness and Nutrition
8	Ibid.
9	Ibid.
10	Ibid.

Digestive health takes hold

Digestive health pet supplement claims rose by approximately 173% in 2020 compared to 2019.10 Probiotics are the go-to pet health ingredient to support pet digestive health as they are generally understood and accepted by consumers in their own food and beverage.11 When asked about the functional pet ingredient attributes that matter most to U.S. pet owners regarding keeping pets healthy in the wake of COVID-19, probiotics ranked second, just behind immunity ingredients, further signaling their perceived link to pet health. Bacillus in particular have seen the most significant growth within this product category, with Innova reporting an approximate 41% compound annual growth rate (“CAGR”) from 2016 to 2019.12

As the humanization of pets continues to drive growth of the pet food, treat and supplement market, consumers are opting for the ingredients they know and trust in their own diets. Mintel recently reported that approximately 59% consumers are skeptical of health claims made on pet nutrition products.13 This can create an opportunity for pet supplement manufacturers to leverage branded digestive health ingredients, which provide consumers with a clear point of reference when browsing shelves and helps to deliver on transparency and build trust.14

Human Market Insights

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

As we continue to expand our gel solutions with dysphagia capabilities, Gelteq engaged with Monash University’s Medicines Manufacturing Innovation Centre (“MMIC”) to validate our technology for use in humans with dysphagia. The validation centered around analyzing our gel solution’s structure and functionality against the dysphagia standards, determining its suitability for use by humans with dysphagia. A white paper report was prepared at our request by MMIC in November 2021, which outlines MMIC’s assessment and expert opinion and concludes that “products manufactured with the Gelteq Delivery System can be designed to be homogeneous and have fluidity and texture directly useful in the management of dysphagia and swallowing difficulty as well as for the management of strong or unpleasant taste. The carrying capacity of the gel makes it suitable for the formulation of high payload products such as foods and nutrients for easy swallowing and portion management. The capacity of the gel is also useful for the management of appropriate pharmaceutical products either alone or as part of a combination treatment, polypharmacy, or co-administration of supplements, absorption aids, or other orally administered components.”15

Nutraceuticals and Personalized Nutrition

Nutraceuticals are any substance that is a food or part of a food which provides medicinal or health benefits, including the prevention and treatment of disease. Nutraceuticals may be used to improve health, delay the aging process, prevent chronic diseases, increase life expectancy, or support the structure or function of the body.16 In recent years, nutraceuticals have received considerable interest due to potential nutritional, safety and therapeutic effects.17 Consumers are looking to fulfill nutrient and energy needs due to hectic work schedules. According to two of Grand View Research reports, all of this is driving an increase in spending on nutraceuticals. Nutraceuticals are expected to grow from approximately USD$140 billion in 2020 to USD$270 billion by 2028.

10	Ibid.
11	Ibid.
12	Ibid.
13	Ibid.
14	Ibid.
15	See Medicines Manufacturing Innovation Centre (2021), Delivery systems assisting the management of dysphagia, phagophobia, and swallowing aversion.

16	See “New concepts in nutraceuticals as alternative for pharmaceuticals” by Nasri H, Baradaran A, Shirzad H, Rafieian-Kopaei M in Int J Prev Med. 2014 December 5.
17	See Grand View Research, Sep. 2021 Industry Analysis Pet Supplements Market; Grand View Research, Jan 2021 Industry analysis Veterinary Medicine Market

We plan to expand globally with our nutraceuticals & sports business partners who use Gelteq’s patent pending gel-based methods for delivery of multiple-health ingredients to develop gel pack dosage forms formulated with their ingredients.

Sports

Compared with the general population, athletes are more likely to take ergogenic aids, which are dietary supplements marketed as enhancing endurance and/or strength, boosting exercise efficiency, increasing exercise tolerance, and attaining exercise goals more swiftly.18 Athletes, in particular elite athletes, use these supplements to prepare for exercise, help with recovery, and decrease chances of injury.

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

18	See “10 — supplements — for — improved — athletic% performance” by Naveed Saleh. 2020 October 6

Creatine

This supplement supplies muscles with energy for short, anaerobic bursts (for example, sprinting). A number of clinical trials support its benefit for high-intensity, intermittent activity, although these effects may vary by individual. Creatine has been shown in clinical trials to increase strength, work, and power for maximal-effort muscle contractions. Over time, it may aid athletes in adapting to training regimens. However, creatine’s benefits are negligible for endurance sports.

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

Oral drug delivery

The oral drug delivery market remains a huge part of the pharmaceutical industry. According to Research and Markets, the human oral drug delivery market is as of 2025 estimated at approximately USD$134 billion and, with a CAGR of approximately 4.8%, it is expected to grow to approximately USD$170 billion by 2030.

However, given its huge size, there has been relatively little innovation in how oral drugs are delivered, compared with the pace of innovation in other areas of health care. Liquid medicines date back to at least 4,000 B.C. and the use of pills to deliver medication can be traced to ancient Egypt to around 1,500 B.C. and the gelatin capsule was invented in around 1847.19 However, since then, innovation has been relatively modest.

As discussed in the next section, we believe that in our future collaborations with pharmaceutical companies, there may be potential patent life cycle management opportunities for difficult-to-deliver drugs and their new and improved dosage forms that can utilize our gel based delivery system.

19	See ““The Colorful History of Pills Can Fill Many a Tablet”. Los Angeles Times. Archived from the original on September 19, 2015

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

●

Potential Patent Life Cycle management opportunities for difficult-to-deliver Drugs — We are seeking to file new patent applications based on improved combinations with custom-tailored versions of our drug delivery system to protect new dosage forms that we expect may arise. In addition to the pharmaceutical use case above, modified new versions of our gel-based delivery system that we seek to develop may allow drug companies to extend the patent life of their drugs by applying for a new patent insofar as new dosage forms were independently patentable. Such resulting downstream patent applications to advantageous combinations could extend a drug product’s patent life cycle with a new dosage form for the drug. This possibility can be extremely valuable for drug companies when they are near the loss of patent protection. It is estimated drugs with a total value of approximately USD$330 billion will have patents expire between 2026 and 2030 which we believe presents potential development opportunities for new improved delivery systems for which we believe patent protection may be available.[20]

Material Contracts

There are a number of material contracts that are critical to the business, and initially these can be broken down by manufacturing, regulatory and sales.

Manufacturing Contracts

On August 7, 2021, we and Labixiaoxin (Fujian) Foods Industrial Co., Ltd. (“LaBi”), a large-scale Chinese gel manufacturer, entered into an Entrusted Processing Contract (the “LaBi Manufacturing Agreement”). LaBi provides Gelteq with a manufacturing solution for customers that require an ASEAN manufacturer and a lower cost base. LaBi maintains one of the largest snack food market shares in the People’s Republic of China, with particular strength coming from their jelly-based foods. LaBi is publicly listed on the Hong Kong Stock Exchange with nearly 1,500 employees, and manufacture more than 300 varieties of snack products which are exported to over 30 countries globally. The LaBi Manufacturing Agreement provides that upon us placing an order with LaBi, LaBi shall receive from us the sum of 70% of the total order amount after LaBi accepts such order and we agree to a proposed delivery date by LaBi. The remaining 30% shall be payable to LaBi before delivery of the order. The term of the agreement began on August 1, 2021 and ended on July 31, 2023, the agreement continues on a month-to-month basis and continues until terminated by either party. The LaBi Manufacturing Agreement is terminable if either we or LaBi (i) violate the confidentiality clause of the agreement, (ii) engage in a serious breach of contract, (iii) enter into a bankruptcy or merger procedure or (iv) lose the ability to perform the contract due to deterioration of financial or business conditions. In connection with the LaBi Manufacturing Agreement, we and LaBi entered into a license agreement, dated August 24, 2021, whereby we agreed to license certain intellectual property rights to LaBi, solely for the purpose of executing our manufacturing orders.

20	See Evaluate Pharma (2024) World Preview 2024:Pharma’s Growth Boost

On January 31, 2022, we and Wasatch Product Development LLC (“Wasatch”), a large-scale U.S based gel manufacturer, entered into a Contract Manufacturing Agreement (the “Wasatch Manufacturing Agreement”). Wasatch is responsible for manufacturing and conducting all steps of production and quality control for our nutraceutical and OTC products in North America. Wasatch is a full service, turn-key contract manufacturer specializing in high-end personal care, cosmetic, dental care, OTC, dietary supplement, and food products in bottles, tubes and flexible packaging. Wasatch is wholly owned by a global dietary supplements company which is listed on the NYSE. Wasatch employs over 500 employees and has over 250,000 square feet of manufacturing and warehouse space. Wasatch also runs state-of-the-art clean rooms, batching equipment, packaging lines, and post-fill treatments to provide unprecedented process control and product quality. Wasatch is an FDA registered OTC Manufacturer, cGMP, Medical Device Facility, Cosmetic Manufacturer, Food Facility and ISO 22716 certified. Wasatch is responsible for manufacturing and conducting all steps for production and quality controls of any of our nutraceutical and OTC products in North America. The Wasatch Manufacturing Agreement provides that, upon us placing a purchase order with Wasatch, we shall pay a per unit fee as set forth in the agreement. For each purchase order, Wasatch shall also present Gelteq an invoice for one-half of the total purchase order amount as a non-refundable deposit. The term of the Wasatch Manufacturing agreement began on January 31, 2021 for a period of two years. Unless we or Wasatch provides the other party 180 day written notice to terminate the agreement, at the end of the term, the Wasatch Manufacturing Agreement will automatically renew for a period of one year. Neither party has provided the required notice to terminate and the Wasatch Manufacturing Agreement has automatically been extended for further twelve month periods since the original agreement was signed. The Wasatch Manufacturing Agreement is terminable if either we or Wasatch (i) provides the other party 3 months written notice to terminate or (ii) commits serious or persistent breaches of any provisions of the agreement.

Product Development Contract

On July 31, 2025, the Company entered into a Product Development and Profit Share Agreement (the “Profit Share Agreement”), with Melbourne Health (“Melbourne Health”), operator of The Royal Melbourne Hospital, to develop new products incorporating high-amylose maize starch butyrylated, or HAMSB, a unique compound with the potential to reduce bowel polyp growth which could lower the risk of bowel cancer. The Profit Share Agreement provides for Gelteq to develop and market a ready-to-consume product that incorporates an HASMB that had been studied and undergone trials by Melbourne Health. Melbourne Health shall be entitled to a percentage of the profit earned by Gelteq in connection with the sale of an HAMSB product as calculated by the end of each quarter. The Profit Share Agreement has an indefinite term and is terminable with immediate effect if either we or Melbourne Health (i) provides the other party written notice to terminate or (ii) commits serious or persistent breaches of any provisions of the agreement.

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

On December 2, 2024, we entered into an agreement with WPIC Marketing and Technologies Limited (“WPIC”) to assist with sales and distribution of our SportsGel products throughout the Asian Pacific region, commencing with China initially in March 2025. As of the date of this Annual Report, we have four online stores across various platforms open in China as WPIC’s first region of focus.

Customer Contracts

We have entered into separate licensing agreements with seven licensees who are the first to perform a sales trial and sell the products to their respective customers and chosen markets. Each licensing agreement comes with a corresponding order, and to date, we have over one million units ordered as part of these deals. We believe this pipeline will generate a further revenue which would improve our financial position. We have already delivered part of this pipeline, receiving some of this revenue during the year ended June 30, 2025, with no revenue in the year ended June 30, 2024. The orders (license agreements) are for a range of gel products across the sport and nutraceutical verticals, and are a combination of our existing white label products, along with newly created private label products. Agreements and orders have also been placed from multiple countries; most notably Australia, the People’s Republic of China, and the United States. No regulatory approvals are believed to be required on any of these orders as all have been classified as food-based products with no medical claims being made.

Licenses and Qualifications

As of the date of this Annual Report, we believe we have the necessary licenses, permits and approvals in Australia required for our operations.

Competition

A number of companies in the pharmaceutical market which have novel and innovative drug delivery systems in the pipeline such as transdermal patches, oral films, injection, and chewing gum. Among these companies are Oramed Pharmaceuticals, Inc. (NASDAQ: ORMP), IntelGenx Technologies Corp. (OTCMKTS: IGXT), BioDelivery Sciences International Inc. (NASDAQ: BDSI), Lexaria Bioscience Corp. (NASDAQ: LEXX), Taro Pharmaceuticals Industries Ltd. (NYSE: TARO), Catalent Inc. (NYSE: CTLT), Insulet Corporation (NASDAQ:PODD), Nutriband Inc. (NASDAQ: NTRB), Virpax Pharmaceuticals Inc. (NASDAQ: VRPX) and Hempfusion Wellness Inc. (TSE: CBD.U). Despite the number of competitors, our gel delivery system is unique within the pharmaceutical space, we are not aware of any companies currently offering drug delivery in a similar gel base as at the date of this Annual Report. For our products to receive FDA approval, we will have to demonstrate its efficacy, safety and ease of use provides an attractive alternative to existing delivery mediums, some of which are widely recognized and accepted by physicians and patients. Many of the competitors within the pharmaceutical market have substantially greater financial, technical and human resources than we do. We rely on our intellectual property and the strong partnerships we have with manufacturers and suppliers, to develop and provide superior products that use our gel delivery technology and patent pending multiple-health ingredient gel dosage forms.

The oral drug industry is subject to heavy competition and a rising demand for innovative oral solutions beyond traditional methods such as pills, syrups, capsules, drops, powders and gummies. Our ability to compete is based on a variety of factors, including product efficacy, bioequivalence, safety, patient compliance and ease of use.

Environmental Matters

Due to the nature of our business, our operational activities do not significantly generate industrial pollutants, and we did not incur material costs of compliance with applicable environmental protection rules and regulations during the fiscal years ended June 30, 2025 and 2024. Nevertheless, we recognize the importance of environmental protection and we strive to meet the expectation of the community for healthy standards of living and working environment.

During the fiscal years ended June 30, 2025 and 2024 and up to the date of this Annual Report, we have not recorded any material non-compliance in respect of any applicable laws and regulations on environmental protection in Australia.

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

Further changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented, which may require us to develop additional data or conduct additional pre-clinical studies and clinical trials. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses similar procedures in reviewing NDA supplements as it does in reviewing NDAs.

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

Notwithstanding the approval of many products by the FDA pursuant to Section 505(b)(2), over the last few years, some pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). In addition to patent exclusivity, the holder of the NDA for the listed drug may be entitled to a period of non-patent exclusivity, during which the FDA cannot approve an ANDA or 505(b)(2) application that relies on the listed drug. For example, a pharmaceutical manufacturer may obtain five years of non-patent exclusivity upon NDA approval of a new chemical entity, or NCE, which is a drug that contains an active moiety that has not been approved by FDA in any other NDA. An “active moiety” is defined as the molecule or ion responsible for the drug substance’s physiological or pharmacologic action. During the five year exclusivity period, the FDA cannot accept for filing any ANDA seeking approval of a generic version of that drug or any 505(b)(2) NDA for the same active moiety and that relies on the FDA’s findings regarding that drug, except that FDA may accept an application for filing after four years if the follow-on applicant makes a paragraph IV certification.

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

4D. Property, Plants and Equipment

Our headquarters is located at Monash Innovation Labs, G. 60, 22 Alliance Lane, Clayton 3800, Victoria, Australia. On February 2, 2024, we and Monash University in Melbourne (“Monash”) entered into an agreement for the rental of laboratory facilities to support our research activities. The facility arrangement would also allow us to better engage with Monash staff, student and graduates for our verticals. Under the agreement, in consideration of AUD$10,644.75 per month, Monash shall provide 63 square meters of laboratory space and scientific equipment contained therein to conduct further research. The initial term began on February 5, 2024 until February 2, 2025, which was extended for a further term until February 2, 2026.

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

Financial Operations Overview

Revenues

For the year ended June 30, 2025, we had prioritized pharmaceutical research and improving operational processes, and we expect to grow and execute on our business plans with lower overheads and expenses in the financial year ending June 30, 2026. To facilitate this, we entered into a rental contract, filed as an exhibit to the registration statement of which this Annual Report forms a part, for laboratory facilities with Monash University on February 2, 2024 (the “Monash Facilities”) for further research purposes. Our lack of personnel, and our focus on research, and identifying and establishing a laboratory facility, adversely affected our ability to close new sales opportunities. We believe this will only have a short-term impact on sales revenue which was AUD$165,645 for the year ended June 30, 2025.

With the Monash Facilities established and fitted, as well as the closing of our IPO, we are prioritizing our sales activities with a focus on the animal health, nutraceutical, sports, over-the-counter and pharmaceuticals verticals for the year ending June 30, 2026. Notwithstanding the foregoing we are currently prioritizing pharmaceutical research on our existing 505b(2) application and seeking other potential pharmaceutical candidates through such pathway.

We continue to discuss revenue opportunities with existing and prospective customers and we remain confident in our sales strategy and our strong existing new business pipeline, and we would fulfil our revenue numbers should each existing potential client in the pipeline eventuate. However, for the business to generate its expected revenue from products sales and licenses in the financial year ending June 30, 2026, we need to ensure the following events will occur:

1)	Manufacturing — As we continue to have part of our manufacturing process in Xiamen, Fujian, China, we remain confident that products will still be manufactured and shipped to our customers globally. However, given the follow-on effects to the Chinese economy due to stringent protocols of COVID-19 there and together with emerging cross-border tariffs that impact the cost of goods, supply chains and pricing, we must remain vigilant on any potential change. We also rely on all raw materials being readily available both in China and in our US operations. We are continuing to see first-hand delays of ingredients reaching our manufacturers on time.

2)	Advertising — We have allowed for a substantial advertising budget in the financial year ending June 30, 2026 to introduce the business and our products and services to potential licensees. This will include a combination of increased sales staff, attendance at relevant exhibitions and conferences, and more traditional online advertising and marketing efforts. The business will also be launching a series of mini websites, each site based on our products, to educate and serve as a resource material to our existing customers and potential customers. This would in turn potentially sell Gelteq products and to initiate more relevant marketing activity.

3)	Existing Clients — We already have existing licensees. Many of our clients have forecast future orders later this calendar year, and we believe these orders will assist us in realizing our desired revenue targets. At the date of this Annual Report, we expect approximately one million units to be ordered from existing customers, with many of these being treated as pilots with lower margins. We anticipate that such orders would increase our products’ market exposure in the wider market; additional orders from these clients may provide increased sales revenues and gross margins. In addition, we would be in a position to negotiate higher per unit pricing for any new clients we acquire subsequent to the pilot sales, which in turn would provide higher overall margins for the business. As such, we thereby believe that the initial sales may generate the conditions for further revenues which would improve our financial position. However, it is the additional revenue opportunities that may develop as a result of these orders, and which are not immediately quantifiable, that we believe will provide a potential revenue source during the year ended June 30, 2026. As part of our sales effort, we have engaged a sales and marketing firm in the Asia Pacific region to help launch our sporting products on our new online stores in China and we expect such stores to provide additional revenue during the year ended June 30, 2026. There is no guarantee that all or any of pre-ordered amounts will come to fruition, as we depend on our customers’ cash flows to manufacture the products as well as the outcome of the initial trial orders for some of our licensees. Our customers that had cash flow difficulties had resolved them, and we have shipped these orders in the fiscal year ending June 30, 2025.

4)	New Hires — To date, we have not been adequately staffed to be able to reach our projected forecasted revenues. We have been focused on selecting the right new hires to directly assist us to reach our revenue targets, with these hires to be spread across the business to ensure all sectors are adequately staffed and working towards business performance. We expect that we will onboard an additional three sales managers in the year ending June 30, 2026 once adequate funds have been raised to assist us in meeting our revenue targets.

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

The primary research on our gel based delivery system is completed and the Company has already begun manufacturing across different product verticals in May 2022.

With our product verticals, in the financial year ending June 30, 2026, we will prioritize research and development in our pharmaceutical/OTC vertical. Unlike foods, nutraceuticals, and sporting verticals, pharmaceutical and OTC regulations are stricter and require clinical work or studies. Clinical research and development costs differ at different stages of the product research and development cycle. As our focus is on the 505(b)(2) pathway, these expenses are substantially less than that of a new drug development. However, the studies required can still be unpredictable in cost. While we do all the required lab work possible prior, there is inherent uncertainty in a clinical trial that makes it difficult to be assured of the time when the results will arrive and whether additional trials are needed. Given this, the timing for income generation from these products has uncertainties and we may require additional research and development costs to finalize a product.

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

Financial expenses

Financial expenses mainly consists of interest on existing shareholders’ loans at an interest rate of 12% per annum, convertible notes with various interest rates and other minor finance expenses. For the year ending June 30, 2025, the shareholder loans interest contributed AUD$634,149 (AUD$460,112 for the year ended June 30, 2024) convertible note interest contributed AUD$1,260,500 (AUD$124,904 for the year ended June 30, 2024) and other minor finance costs contributing AUD $55,938 (AUD$15,100 for the year ended June 30, 2024). Also, as products are manufactured and sold, together with necessary clinical trials, we can expect an increase in financial expenses which will consist mainly of expenses related to foreign currency exchange transactions and standard bank charges.

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

Historical Financial Performance — For the year ended June 30, 2025 compared to the year ended June 30, 2024.

The Company presents and reports its financial statements in accordance with International Financial Reporting Standards (IFRS) and in Australian Dollars (AUD$ or A$), its presentation currency.

Historical information

The Company’s financial statements for the year ended June 30, 2025 and 2024 have been audited by M&K CPAS, PLLC accordance with the standards of the Public Company Accounting Oversight Board (“PCAOB”). Management’s discussion and analysis of our financial position and results of operations is based on our consolidated financial statements, which we have prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (IASB) and Interpretations (collectively IFRSs).

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

Financial Position in AUD$:

	As at June 30, 2025	As at June 30, 2024
ASSETS
Current Assets
Cash and cash equivalents	344,648	24,522
Trade and other receivables	459,724	183,005
Prepayments and other assets	702,298	95,700
Total Current Assets	1,506,670	303,227

Non-Current Assets
Fixed assets	15,907	16,642
Intangible assets	19,857,973	20,437,958
Security deposits	94,605	-
Total Non-Current Assets	19,968,485	20,454,600
Total Assets	21,475,155	20,757,827

LIABILITIES
Current Liabilities
Trade and other payables	572,094	1,558,186
Deferred Revenue	-	125,359
Borrowings, net	4,203,855	2,084,152
Derivative liability	771,484	-
Employee benefits provisions	84,694	98,368
Total Current Liabilities	5,632,127	3,866,065

Non-Current Liabilities
Borrowings	13,550	1,759,447
Employee benefit provisions	24,992	20,018
Total Non-Current Liabilities	38,542	1,779,465
Total Liabilities	5,670,669	5,645,530
Net Assets	15,804,486	15,112,297

EQUITY
Issued capital	33,945,869	26,608,227
Reserves
Accumulated losses	(18,141,383)	(11,495,930)
Total Equity (Deficit)	15,804,486	15,112,297

Years ended June 30, 2025 and 2024

Extract of Statement of comprehensive income (in AUD$)

The following table summarizes the results of operations for the years ended June 30, 2025 and 2024:

	Year ended June 30
	2025	2024
	AUD$	AUD$
Revenue from contract with customers	165,645	-
Cost of sales	(115,397)
Research expenses	(628,606)	(276,057)
Corporate & administrative expenses	(6,470,488)	(3,417,022)
Other income	403,393	146,884
Loss before income tax	(6,645,453)	(3,546,195)
Income tax expense	-	-
Loss after income tax	(6,645,453)	(3,546,195)

Revenue from contract with customers

During the year ended June 30, 2025, revenue from contracts with customers increased by AUD$165,645 to AUD$165,645 (June 30, 2024 nil). This increase is attributable orders customers placed in fiscal year 2024. In fiscal year 2024, orders were undelivered as some of our customers were experiencing cashflow difficulties and are unable to pay for their outstanding orders. These orders were manufactured, delivered, and paid in the fiscal year ending June 30, 2025. Also, one of our customer’s orders was manufactured and deliver in the second quarter of the financial year ended June 30, 2024.

Research expenses

During the year ended June 30, 2025, research expenses increased by approximately 56% to AUD$628,606 as compared to the similar period last year (2024: AUD$352,549). The increase in research expenses is attributable to more product testing and validations conducted and more time spent to setup new research laboratory facilities. The higher volume of product testing and validations increase the amount of external costs borne by the Company, which resulted in higher research costs. Research expenses are those focused primarily on research projects.

Cash and cash equivalents

Years ended June 30, 2025 and 2024

Cash and cash equivalents increased by AUD$320,126 to AUD$344,648 at June 30, 2025 as compared to June 30, 2024, of AUD$24,522, as a result of an increase in cash used in operating activities, increase in cash used in investing activities, offset against increase in cash from financing activities.

For the year ended June 30, 2025, net cash used in operating activities increased by AUD$4,451,146 to AUD$5,521,617 relative to AUD$1,070,471 for the corresponding period in 2024.

Net cash used in investing activities increased by AUD$588,669 to AUD$736,839 relative to AUD$148,170 for the corresponding period in 2024.

Net cash from financing activities increased by AUD$5,609,572 to AUD$6,453,511 relative to AUD$843,939 for the corresponding period in 2024.

The net increase in cash and cash equivalents in fiscal year 2025 was AUD$195,055. Combining with effects of exchange rate changes on cash and cash equivalents of AUD$125,071, the total cash and cash equivalents at the end of the fiscal year 2025 is AUD$320,126.

Trade and other receivables

Trade and other receivables increased by AUD$276,719 to AUD$459,724 at June 30, 2025 as compared to AUD$183,005 as at June 30, 2024.

Inventories

There was no inventory as at both June 30, 2024 and 2025.

Intangible Assets

Intangible assets (including right-of-use assets) decreased by AUD$579,985 to AUD$19,857,973 at June 30, 2025 as compared to AUD$20,437,958 as at June 30, 2024, predominantly due to amortization of (AUD$1,219,103), for the year ended June 30, 2025 offset by increase in patents and trademarks of AUD$639,117.

Trade and Other payables

Trade and other payables decreased by AUD$986,092 to AUD$572,094 at June 30, 2025 as compared to AUD$1,558,186 as at June 30, 2024, Following the company’s IPO, a portion of the proceeds was utilized to settle outstanding liabilities, including withholding tax on employee salary payments (“PAYG”) repayment of $152,339, superannuation liability of $89,443 and trade creditor of $204,402.

Other Income

Other income for the year ended June 30, 2025 has increased by AUD$256,509 to AUD$403,393 as compared to AUD$146,884 for the year ended June 30, 2024. Other income comprises the Research and Development tax incentive and foreign exchange gain.

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

Deferred revenue

Deferred revenue as at June 30, 2025 stands at nil as compare to AUD$125,359 at June 30, 2024 reflecting a decrease of AUD$125,359. Deferred revenue represents amounts received for purchase orders that are yet to be delivered as at June 30, 2025.

Borrowings (current and non-current)

Borrowings at June 30, 2025, stands at AUD$4,217,405 representing: loans of AUD$18,636 received from directors of which AUD$5,086 is current and AUD$13,550 is non-current; shareholder loan of AUD$2,485,632 (current), convertible notes of AUD$2,037,413 (current) and loans from associated entities of AUD$156,828 (current). Borrowings during the June 30, 2025 financial year increased by AUD$2,133,253 as compared to AUD$2,084,152 for the year ended June 30, 2024, due to the repayment of convertible notes, which stands at AUD$772,975 as at June 30, 2025(June 30, 2024: nil), and debt discount which stands at AUD$11,279,184 as at June 30, 2025 (June 30,2024: nil).

Corporate and administrative expenses (in AUD)

	Year ended June 30
	2025	2024
	AUD$	AUD$
Employment expenses	481,072	875,579
Corporate expenses	548,847	222,641
IPO related expenses	584,947	166,804
Depreciation and amortization expenses	1,222,955	1,211,896
Advertising & marketing expense	204,077	18,200
Consulting fees	993,715	750
Other expenses	1,284,949	145,851
Finance costs	1,950,587	600,220
Gain on extinguishment	(499,609)	-
Gain on derivative revaluation	(301,052)	-
Total Corporate and administrative expenses	6,470,488	3,241,941

During the year ended June 30, 2025, total corporate and administrative expenses increased by AUD$3,228,547 to AUD$6,470,488 relative to AUD$3,241,941 in the similar period last year.

The AUD$3,228,547 increase in corporate and administrative expenses during the year ended June 30, 2025, relative to June 30, 2024, was predominantly due to increases in (i) corporate expenses of AUD$326,206 due to higher professional and management fees; (ii) IPO related expense of AUD$418,143; (iii) depreciation and amortization expense of AUD$11,059; (iv) advertising and marketing expense of AUD$185,877 due to more marketing activities; (v) consulting fee of AUD$992,965 due to an increase in external consultants used during the year; (vi) finance costs of AUD$1,350,367 due to additional interest relating to the shareholders loans and convertible notes. The increase in corporate and administrative expense was offset by a decrease in (i) employment expense of AUD$ 394,507 attributable to an decrease in permanent and contract staff, (ii) Gain on extinguishment of $499,609 and (iii) Gain on derivative revaluation finance of $301,052.

Liquidity and Capital Resources (in AUD$)

The following table summarizes our changes in working capital from June 30, 2024 to June 30, 2025:

	June 30, 2025		June 30, 2024		Change
Current Assets	AUD$	1,506,670	AUD$	303,227	AUD$	1,203,443
Current Liabilities	AUD$	5,632,127	AUD$	3,866,065	AUD$	1,766,062
Working Capital	AUD$	(4,125,457)	AUD$	(3,562,838)	AUD$	(562,619)

As at June 30, 2025, there is a deficit of current assets over current liabilities of AUD$4,125,457 (June 30, 2024: deficit of current assets over current liabilities of AUD$3,562,838), however, we believe, that we would be able to meet our short-term obligations as they come due. The increase in the current liabilities for the year ended June 30, 2025 is due to outstanding shareholder loans with a balance of $1,938,778 as at June 30, 2025 which were reclassified as current liabilities from non-classified liabilities as at June 30, 2024. The increase in the current liabilities should be viewed in light of the extension of due dates for the shareholder loans to December 31, 2025, which occurred in October 2024 subsequent to June 30, 2024.

The following table sets out information as to consolidated cash flow information for the years ended June 30, 2025 and 2024 in AUD$.

	Years ended June 30
	2025		2024
	AUD$		AUD$
Net cash (used in) operating activities	AUD$	(5,521,617)	AUD$	(1,070,471)
Net cash (used in) investing activities	AUD$	(736,839)	AUD$	(148,170)
Net cash from financing activities	AUD$	6,453,511	AUD$	843,939
Net cash inflow/(outflow)	AUD$	195,055	AUD$	(374,702)
Effects of exchange rate changes on cash and cash equivalents	AUD$	125,071	AUD$	-
Net increase/(decrease) in cash and cash equivalents	AUD$	195,055	AUD$	(374,702)

Years ended June 30, 2025 and 2024

As of June 30, 2025, we had cash and cash equivalents of AUD$344,648 compared to cash and cash equivalents of AUD$24,522 as of June 30, 2024. The increase in cash and cash equivalents of AUD$320,126 is attributed to the following activities:

For the year ended June 30, 2025, net cash used in operating activities was AUD$5,521,617 relative to AUD$1,070,471 for the corresponding period last year, registering an increase of AUD$4,451,146. The increase in cash used in operating activity is primarily attributable to an increase in payments to suppliers and employees of AUD$4,115,948 (June 30, 2025, AUD$5,488,749 compared to AUD$1,372,801 at June 30, 2024) and interest and other finance costs paid of AUD$32,141 (June 30, 2025, AUD$32,868 compared to AUD$727 at June 30, 2024).

For the year ended June 30, 2025, net cash used in investing activities increased by AUD$588,669 due to payment towards acquisition of intangibles, and proceeds from release of security deposits.

For the year ended June 30, 2025, net cash from financing activities increased by AUD$5,609,572 to AUD$6,453,511 (June 30, 2024: AUD$843,939) primarily due to the increase in proceeds from issue of shares (June 30, 2025, $AUD7,913,463 compared to nil in June 30, 2024), and proceeds from convertible notes (June 30, 2025, AUD$1,327,262 compared to AUD$855,834 in June 30, 2024) offset by decrease in repayment of convertible notes (June 30, 2025, AUD$772,975 compared to nil in June 30, 2024), repayment of shareholders loan (June 30, 2025, AUD$71,517 compared to nil in June 30, 2024), and capital issue costs (June 30, 2025, AUD$1,942,722 compared to nil in June 30, 2024).

For the year ended June 30, 2025, effects of exchange rate changes on cash and cash equivalents increased by AUD$125,071 to AUD$125,071 (June 30, 2024: nil) due to an increase in foreign currency transactions.

Cash Flow

In January 2023, we negotiated with holders of our unsecured loans to extend the terms of the loans for another 12 months on the same terms from July 2023 until July 2024. In October 2023, all holders of the unsecured loans have agreed to further extend the terms of the loans until December 31, 2024. This extension further reduces our immediate or short term liabilities in the fiscal years ending June 30, 2023 and 2024. We expect to require further extensions for such loans for the year ending June 30, 2026 to reduce the short term liability if the Company determines this is needed.

On October 3, 2023, our board of directors approved the issuance of convertible notes (the “October 2023 Convertible Note”) and the Company closed the October 2023 Convertible Note offering raising approximately AUD$1,004,889 (AUD$410,000 plus USD$400,000 calculated at the daily exchange rate when each amount was received). Each October 2023 Convertible Note shall have a face value of AUD$1, an annual interest rate of 12% and have a maturity date of December 31, 2025. Each holder of a October 2023 Convertible Note may, prior to 90 days of their maturity date and pursuant to the terms of the October 2023 Convertible Note, either elect to convert their October 2023 Convertible Note into Ordinary Shares or redeem their October 2023 Convertible Note for an Australian cash payment. The December 31, 2025 repayment date of the October 2023 Convertible Notes was intended to alleviate the Company’s short term liabilities and the Company expects to extend the term of such notes to reduce the short term liability as the Company determines.

On March 26, 2024, our board of directors approved the issuance of convertible notes (the “February 2024 Convertible Note”) to raise up to AUD$400,000. The Company closed the February 2024 Convertible Note offering, raising AUD$357,338 (approximately AUD$75,000 plus approximately USD$185,000 calculated at the daily exchange rate when each amount was received). Each February 2024 Convertible Note shall have a face value of AUD$1, an annual interest rate of 6% and have a maturity date of December 31, 2025. Each holder of a February 2024 Convertible Note may, prior to 90 days of their maturity date and pursuant to the terms of the February 2024 Convertible Note, either elect to convert their February 2024 Convertible Note into Ordinary Shares or redeem their February 2024 Convertible Note for an Australian cash payment. The December 31, 2025 repayment date of the February 2024 Convertible Notes are intended to alleviate the Company’s short term liabilities.

On May 27, 2024, our board of directors approved the issuance of convertible notes (the “May 2024 Convertible Note”) to raise up to AUD$1,000,000. Each May 2024 Convertible Note had a face value of AUD$1, an annual interest rate of 6% and have a maturity date of December 31, 2025. Each holder of a May 2024 Convertible Note may, prior to 90 days of their maturity date and pursuant to the terms therein, either elect to convert their May 2024 Convertible Note into Ordinary Shares at a conversion discount rate of 22% or redeem their May 2024 Convertible Note for an Australian cash payment. As of the date of this Annual Report, the Company has received approximately AUD$1million (approximately AUD$315,000 plus approximately USD$450,000 calculated at the daily exchange rate when each amount was received) through the issuance of the May 2024 Convertible Notes.

The Company closed its initial public offering on October 30, 2024, issuing 1.3 million ordinary shares at an issue price of US$4.00 per share and raising USD$5.2 million (approximately AUD$7.95 million) before deducting underwriting discounts and offering expenses. To reduce the Company’s debt position and improve its balance sheet, the Company in January 2025 offered existing convertible note and shareholder loan holders the ability to convert their loans into Ordinary Shares, to be repaid or continue to maturity. For the then outstanding convertible notes, a total of AUD $822,184 (approximately USD$534,420) was converted in March 2025 at the election of such noteholders into Ordinary Shares at a share price of USD$2.14. In March 2025, the Company paid to loan holders an aggregate of AUD$772,136 (approximately USD$501,888) in order to redeem their loans. The remaining principal and interest on the outstanding shareholder loans will accrue until maturity in December 2025 unless extended further.

On February 21, 2025, our board of directors approved the issuance of convertible notes (the “February 2025 Convertible Note”) to raise up to AUD$1,500,000. Each February 2025 Convertible Note had a face value of AUD$1, an annual interest rate of 20% and have a maturity date of July 1, 2026. Each holder of a February 2025 Convertible Note may at any time elect to convert their February 2025 Convertible Note into Ordinary Shares at a conversion price of USD$2.00. Each holder of a February 2025 Convertible Note may, prior to 90 days of their maturity date and pursuant to the terms therein, either elect to convert their February 2025 Convertible Note into Ordinary Shares at a conversion price of USD$2.00 or redeem their February 2025 Convertible Note for an Australian cash payment. As of the date of this Annual Report, the Company has received approximately AUD$580,000 (approximately USD$377,000) through the issuance of the February 2025 Convertible Notes.

On March 13, 2025, the Company entered into a purchase agreement (the “ELOC Purchase Agreement”) in connection with an Equity Financing Line of Credit (“ELOC”) and a registration rights agreement with Lincoln Park Capital Fund, LLC (“Lincoln Park”), pursuant to which Lincoln Park agreed to purchase from the Company, from time to time, up to $12,000,000 of its Ordinary Shares (the “ELOC Shares”), subject to certain limitations set forth in the ELOC Purchase Agreement. On August 29, 2025, the Company’s Registration Statement on Form F-1 registering the resale of the ELOC Shares was declared effective. The Company expects to utilize proceeds from the ELOC for working capital and other general corporate purposes.

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

Our gel formulation has been formulated following extensive research into delivery methods across the pharmaceutical, over-the-counter healthcare, nutraceutical, sport and animal health markets, resulting in an oral delivery system that has the potential to serve a wide range of applications and consumers. Our current research and development activities are conducted by our team of internal scientists and dietitians together with undertaking clinical trials for any additional validation of our gel technology. Our gel delivery technology is food-based and is able to be used across food and medicine sectors for both humans and animals.

We are currently focused on further validating the gel technology and its capabilities within the various drug classes for both human and veterinary spaces. We also aim to conduct clinical trials on an animal-based medication for the treatment of a chronic health condition together with trials for several medications for humans. As part of our clinical research and development, we will also be conducting several animal and human trials to ensure we meet all compliance and registration requirements with the FDA on the Abbreviated New Animal Drug Application process (which is the animal equivalent pathway to the human drugs 505(b)(2) pathway).

Our next foray will be validating the gel technology for humans within the pharmaceutical space. Over the next 12 months we will be working with a multitude of pharmaceutical APIs that are available in different chemical structures. We will undertake a large amount of sampling and conduct lab-based tests to validate and test each of those products. Some examples of the tests that we will use are as follows:

●	Release profile of active ingredient;

●	Release times/comparisons;

●	Drug load — max load;

●	Extraction time frame;

●	Viscosity level/viscosity ranges — in centipoise;

●	Stability data;

●	Bioequivalence study;

●	Safety data; and

●	PK tests.

These attributes will provide us with a suite of pharmaceutical products, showcasing the flexibility of our gel delivery technology.

We plan to take several APIs through the 505(b)(2) pathway, which has the potential to allow us to add a prescription product to our product portfolio that uses our gel base. This pathway will take an estimated 12 to 15 months, including lab-based testing and a series of clinical trials which are required to complete this process. As a part of our clinical research and development, animal and human clinical trials will be conducted. We have initiated a pre-clinical trial in Melbourne, Australia and another pre-clinical trial in India. We have completed dissolution studies as part of the pre-clinical phase and are now in the process of conducting the two pre-clinical trials — initially one for animals followed by a human trial, both to showcase bioequivalence of this dosage form and its safety. Concurrently, shelf-life stability testing will be run by an FDA registered and inspected facility.

During the fiscal years ended June 30, 2025 and 2024, our expenditure on research and development, which comprised expenses incurred through the conducting of research and development activities was AUD$628,606 and AUD$276,057 respectively. Research expenses include expenses for product testing and validations, product research projects, new product development, stability testing and research and development staffing. The higher expenditure recorded in the fiscal years ended June 30, 2025 compared to June 30, 2024 was due to greater time spent to setup new research laboratory facilities and the higher volume of product testing and validations undertaken. The new research facilities allow the Company to expand its research and development functionality, shorten the timeframe for product research and development work and take on a wider range of projects across different verticals at one time

Intellectual Property

We develop and protect our intellectual property portfolio by preparing and applying for patents and by registering our trademarks and domain names. We have also adopted a comprehensive set of internal rules for intellectual property management.

We have prepared and applied for patents which relate to a diagnostic gel product comprising glucose, and certain multiple health ingredient dosage forms. Our first patent family is comprised of granted U.S. patent 10,983,132, the People’s Republic of China patent CN108289963B, Australia patent 2016351301, European Patent Office patent 3370776 and India patent 514796 which is for an oral glucose tolerance test gel and testing method for diabetes diagnostics. As of the date of this Annual Report, we have applications in Canada and Qatar. We intend to protect products that employ our gel technology in our second patent family which is directed to certain multiple-health ingredient dosage forms which utilize a gel formulation that features agarose and alginate that in certain ratios and pH ranges form gels of specific firmness to deliver two or more health ingredients (including medicines) in a single dosage form. This second patent family is comprised of the granted European Patent Office patent 3809877, Mexico patent 416876, Israel patent 278541, Hong Kong patent 40051090, United Kingdom patent 3809877 and patent pending applications in the following countries: Australia, Brazil, Canada, the Eurasian Patent Organization, India, Japan, South Korea, the People’s Republic of China, and the United Arab Emirates, the United States, and South Africa.

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

We continue to work on preparing additional patent applications. Our third patent application addresses challenges with delivering oil-based products in gels, our fourth patent application covers products produced for the nutritional health dysphagia market where swallowing tablets is challenging, and our fifth patent application addresses pharmaceutical formulations with the delivery of a single Active Pharmaceutical Ingredient (API). These applications have been lodged as provisional patents in the United Kingdom in August 2022, December 2022 and May 2023, respectively. We expect to file our sixth and seventh patent families in the second quarter of the fiscal year ending June 30, 2025 to further protect the varying APIs that our gel delivery platform can hold. We anticipate to lodge additional patent applications in addition to our sixth and seventh patent families during the financial year ending June 30, 2025, as we further increase our intellectual property portfolio as we continue to attain U.S. Food and Drug Administration (FDA) approvals for our gel-based drug dosage forms through the 505(b)(2) pathway. We have also lodged as provisional patents in the United Kingdom in December 2024 our sixth and seventh patent applications which addresses pharmaceutical formulations with the delivery of an API and an eighth patent application which addresses various textures for the delivery of an API.

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

During the fiscal years ended June 30, 2025 and 2024, and up to the date of this Annual Report, we are not aware of any infringement by us of any intellectual property rights owned by third parties, or by any third parties of any intellectual property rights owned by us, and we have not been subject to any disputes or proceedings concerning any material claims of infringement, either threatened or pending, of any intellectual property rights initiated by or against us that had a material and adverse effect on our business.

Item. 5.D. Trend Information

Other than as disclosed elsewhere herein, we are not aware of any trends, uncertainties, demands, commitments or events for the years ended June 30, 2025 and 2024 that are reasonably likely to have a material and adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

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

Intangible assets

The Company tests annually, or more frequently if events or changes in circumstances indicate impairment, whether indefinite life or finite life intangible assets have suffered any impairment, in accordance with the accounting policy stated in Note 3 in the June 30, 2025 and 2024 financial statement.

The recoverable amounts of cash-generating units have been determined based on a fair value less cost to sell calculations. These calculations require the use of assumptions, including estimated discount rates based on the current cost of capital and growth rates of the estimated future cash flows. During the year ended June 30, 2025, the Company had indicators of potential impairment of assets. As a result, the Company had engaged independent expert valuers to obtain a valuation of the intangible assets. The Company determined that the recoverable amount in relation to the cash generating unit exceeded its carrying value and no adjustment to its carrying value was required. See Note 20 of the financial statements for the year ended June 30, 2025 and 2024.

Revenue Growth and the Recoverability Rate of Intangible Assets

Notwithstanding that intangible assets comprised approximately 92.47% of the Company’s assets as at June 30, 2025, the Company projects a recoverability rate of such assets based on the assumption that revenues will increase at an average rate of approximately 213% annually in the next 4 years from the year ended June 30, 2025.

Our initial target market is in the nutraceutical and animal nutraceutical markets where formulations have been created and manufacturing capacity has been secured for these products. The three primary non pharmaceutical target markets that we initially intend to focus on are the veterinary, healthcare and nutraceuticals markets. According to Grand View Research and Data Bridge Market Research, each of the target market is expected to grow over the next years, with the (i) veterinary medications market was estimated at approximately USD$44.5 billion in 2022 and is expected to grow to approximately USD$83 billion in 2030 at a CAGR of approximately 8.2%, (ii) the healthcare and oral drug delivery market was estimated at USD$769 billion in 2020 and is expected to grow to approximately USD$1,227 billion in 2028 at a CAGR of approximately 6.9% and (iii) the nutraceuticals and sports market was estimated at USD$151.9 billion in 2021 and is expected to grow to approximately USD$327 billion in 2030 at a CAGR of approximately 8.9%. Our forecast revenue in each target market remains less than 0.05% of the total addressable sales in each market, which supports our assumption that revenues will increase an average rate of approximately 213% annually in the next 4 years from the year ended June 30, 2025. Our intangible assets were related to our core nutraceutical, sports and animal health verticals.

We have a specific strategy to develop our revenue growth by partnering with third parties with a proven track-record in the pharmaceutical industry. We have a research partnership with Australia’s Monash University, which is ranked among the top universities in the world in pharmaceutical science by the 2024 QS World University Rankings for Pharmacy & Pharmacology, to formulate and develop our products. Furthermore, we have partnered with Sosna & Co., Inc., boutique life science sale consultants, for business development and sales opportunities.

Impairment analysis conducted at June 30. 2025

For the period ended June 30, 2025, we had prioritized pharmaceutical research and improving operational processes. To facilitate this, we extended our rental contract for laboratory facilities with Monash University on February 2, 2025 (the “Monash Facilities”) for further research purposes. Our prioritization on pharmaceutical research limited our ability to focus on sales and we generated small revenues for the period ending June 30, 2025, which was improvements from nil in the period ending June 30, 2024.

With the Monash Facilities established and fitted, we can now expand on our sales activities with a focus on the nutraceutical and sports vertical for the year ending June 30, 2026. For the year ended June 30, 2027, we expect to add animal health, over-the-counter and pharmaceuticals verticals to our sales activities. Notwithstanding the foregoing, we are currently prioritizing pharmaceutical research on our existing 505b(2) application and seeking other potential pharmaceutical candidates through such pathway.

The recoverable amount of the cash generating unit has been determined by a forecast model that estimated the future cash flows based on budgets and forecasts for five years prepared by our management. These cash flows were then discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the cash generating unit. The sensitivity analysis performed continued to show significant headroom over the carrying value of the intangible assets at June 30. 2025

In terms of product and sales development, and in support of the foregoing assumption in revenue opportunities, for our analysis for the year ended June 30, 2025, we have identified potential customers for the financial year ended June 30, 2026. We have discussed with such potential customers on product opportunities, product type, potential quantities and the timing of orders. We believe we have the potential to generate revenue from such customers, through customers that have placed or are about to place a purchase order with us.

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

Employee benefits provision

As discussed in Note 3 of the June 30, 2025 and June 30, 2024 financial statements, the liability for employee benefits expected to be settled more than 12 months from the reporting date are recognized and measured at the present value of the estimated future cash flows to be made in respect of all employees at the reporting date. In determining the present value of the liability, the Company has considered the estimates of attrition rates and pay increases through promotion and inflation.

Business combinations/Asset Acquisitions

As discussed in Note 3 of the June 30, 2025 and June 30, 2024 financial statement, business combinations are initially accounted for on a provisional basis. The fair value of assets acquired, liabilities and contingent liabilities assumed are initially estimated by the Company considering all available information at the reporting date. Fair value adjustments on the finalization of the business combination accounting is retrospective, where applicable, to the period the combination occurred and may have an impact on the assets and liabilities, depreciation and amortization reported.

Going Concern

The working capital position as at June 30, 2025 of the Company reflected an excess of current liabilities over current assets of $4,125,457 (30 June 2024: $3,562,838). For the year ended June 30, 2025, The Company made a loss after income tax expense of $6, 645,453 (June 30, 2024 loss after income tax expense of $3,546,195). The cash balance as at June 30, 2025 was $344,648 (June 30, 2024 was $24,522).

The above matters give rise to a material uncertainty that may cast significant doubt over the Company’s ability to continue as a going concern. Therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business at the amounts stated in the consolidated financial statements.

Notwithstanding the above matters, the Company’s board of directors believe that it is reasonably foreseeable that the Company will be able to continue as a going concern and that it is appropriate to adopt the going concern basis in the preparation of the financial report, after considering the following:

●	The Company’s board of directors have prepared detailed cash flow projections for a period of at least 12 months from the date of signing the consolidated financial report for the year ended June 30, 2025.

●

The Company’s ability to fund its operations is dependent upon management’s plans and execution, which include raising additional capital through public offerings if required, obtaining regulatory approvals and generating revenues from its products, and reducing expenditures accordingly if required, in order to be able to pay its debts as and when they fall due.

●	On February 21, 2025 the Company’s board of directors approved by resolution to raise up to AUD$1,500,000 in convertible notes with a maturity date of 1 July, 2026 for the Company to continue as a going concern.

●	On March 13, 2025, the Company entered into the ELOC Purchase Agreement in connection with an ELOC and a registration rights agreement with Lincoln Park, pursuant to which Lincoln Park agreed to purchase from the Company, from time to time, up to $12,000,000 of ELOC Shares, subject to certain limitations set forth in the ELOC Purchase Agreement. On August 29, 2025, the Company’s Registration Statement on Form F-1 registering the resale of the ELOC Shares was declared effective. The Company expects to utilize proceeds from the ELOC for working capital and other general corporate purposes.

The Company’s consolidated financial statements have therefore been prepared on a going concern basis which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities should the Company be unable to continue as a going concern.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date hereof.

Directors and Officers

The following table sets forth information regarding our directors and officers as of the date of this Annual Report. Unless otherwise stated, the business address for our directors and officers is that of our principal executive office at Level 19, 644 Chapel Street, South Yarra Vic 3141, Australia.

Name	Age	Position(s)
Nathan Givoni	41	Chief Executive Officer and Director (Board Member)
Thuy-Linh Gigler	45	Chief Financial Officer
Dr. Paul M. Wynne	62	Chief Scientific Officer
Simon H. Szewach	46	Director (Board Member)
Hon. Philip A. Dalidakis	49	Independent Director (Board Member)

Management

Nathan J. Givoni

Nathan J. Givoni is one of our co-founders, our Chief Executive Officer and a Director of the Company since inception. Mr. Givoni is a health professional with over 15 years of experience in the health and medical fields. His responsibilities to the Company include oversight of (i) the day-to-day operation of our business, (ii) day-to-day science and formulations of new and existing product, (iii) manufacturing and supply chain of our business, (iv) all intellectual property matters relating to our business and (v) the suppliers to our business. He is the founder and Managing Director of Lifestyle Breakthrough Pty Ltd, a medical and allied health consulting service with locations across Australia, from July 2011 to 2023. Mr. Givoni is also the founder of the Metabolic Health Foundation, founded in Australia in March 2022 to present.

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

Thuy-Linh Gigler

Thuy-Linh Gigler has been the Chief Financial Officer of the Company since June 2025. Mrs. Gigler is employed as Head of CFO and Treasury Services at Vistra, a global professional services firm, since September 2024 and was Head of Finance at Vistra from October 2022 to August 2024. At Vistra, Mrs. Gigler provides CFO and Treasury services to a portfolio of ASX listed and unlisted companies in the technology, medical services and mineral exploration sectors. Prior to this role, Mrs. Gigler was Financial Controller at Tata Consumer Products Australia Pty Ltd from June 2010 to May 2022 and Finance Manager at Peter Rowland Catering Pty Ltd from May 2006 to June 2010.

Mrs. Gilger qualified as a Certified Public Accountant in 2007 and received a Bachelor of Commerce from the University of Melbourne in 2003.

Dr. Paul M. Wynne

Dr. Paul Wynne has been our Chief Scientific Officer since November 2024. He has over 35 years of experience in the disciplines of analytical chemistry, the design and manufacture of advanced materials, drug metabolism, pharmaceutical formulation, drug delivery and forensic toxicology. Prior to joining Gelteq, he was the Manager of the Medicines Manufacturing Innovation Centre at Monash University in Melbourne, which works to strengthen the pharmaceutical and allied manufacturing sector in Australia for domestic and international clients from November 2016 to October 2024. He is the author of many reviewed papers, book chapters, patents, lectures, presentations and industry technical articles.

Dr. Wynne received a Bachelor of Applied Science in Applied Chemistry in 1984, Master of Applied Science in Organic Photochemistry in 1987 and a Doctor of Philosophy in Chemistry and Toxicology in 2001 from RMIT University.

Directors

The following noteworthy experience, qualifications, attributes and skills for our directors, together with the biographical information for each director described below, led to our conclusion that such persons should serve as our directors in light of our business and structure:

Simon H. Szewach - Director

Simon H. Szewach is one of our co-founders and served as our Executive Chairman of the Board of Directors of the Company from August 2021 until March 2025. He has served as a Director on our Board of Directors since April 1, 2025. He has extensive experience in commercial sales and marketing of new products trends in the finance, technology and sport sectors. His prior work experience in sales, marketing and technology includes serving as a managing partner of The Legats Group, a Melbourne-based company that invests in leading-edge start-ups with strong competitive advantages through innovative technologies and intellectual property, from November 2016 to present. Prior to that, Mr. Szewach served as the co-founder and managing director of nTouch Pty Ltd, a proximity-based marketing platform, from 2013 to 2015. In 2015, YPB group Ltd (ASX:YPB), a brand protection company, acquired nTouch Pty Ltd, and Mr. Szewach then served as President of Consumer Engagement at YPB Group Ltd from 2015 to 2017. He was the co-founder and chief executive officer of StartHere.com.au, an incentive-based shopping platform, from 2012 to 2015. Mr. Szewach is also the co-founder and a member of the board of directors of the Sports Diplomacy Alliance, founded in September 2021, and is also on the board of directors of Global Reviews Holding Pty Ltd, from June 2012 to present

Mr. Szewach received both his Bachelor of Business in Banking & Finance and a Bachelor of Arts in Asian Studies (Korean) respectively from Monash University in 2003. We believe that Mr. Szewach’s extensive knowledge of our Company as founder and his experience in executive roles across multiple start-ups qualifies him to serve on our Board.

Hon. Philip A. Dalidakis – Independent Director

The Hon. Philip Dalidakis has been an independent director on our board of directors since April 2022. He is a political, business and industry leader in Australia with experience in federal and state government and had held executive corporate roles at businesses in Australia. He is currently the managing partner of Orizontas from July 2020, a boutique corporate advisory consultancy based in Melbourne, Australia that solves business challenges through strategic advice and deep expertise in political, market, reputational and climate risk.

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

The Hon. Philip Dalidakis has been appointed by the Australian government, since January 2025, to represent the government on the Asia Pacific Economic Cooperation (APEC) Business Advisory Council for a term of three years. He also currently serves as a director on the board of directors of various institutions including as Chairman of VOICsa, a not for profit charity for victims of child sex abuse, the Washington D.C. based Center for Asia Pacific Strategy from April 2020. He previously sat on the board of directors of GrowthOps Ltd (ASX: TGO), an Australian-based growth experience company that drives competitive growth for its corporate clients, chairing its Audit and Risk Committee from October 2019 to November 2021.

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

6.B. Compensation

For the fiscal years ended June 30, 2025 and 2024, we paid an aggregate of USD$0.28 million and USD$0.44 million, respectively, in cash (including salaries and mandatory provident fund contributions) to our directors and officers. As of the date of this Annual Report, we are in compliance with all relevant laws and regulations regarding such benefits.

Outstanding Equity Awards at Fiscal Year-End

We do not have any outstanding equity awards.

Employment Agreements

Mr. Nathan J. Givoni has entered into an executive service agreement with our Company on April 2021 which is attached as an exhibit to this Annual Report. The executive officer service agreement has an indefinite term and shall continue thereafter until terminated by our Company or by Mr. Givoni by giving the other party at least six months’ prior written notice or otherwise in accordance with the terms thereof.

In October, 2024, the Compensation Committee and Mr. Givoni agreed to lower the total renumeration payable by the Company to Mr. Givoni to AUD$222,000 (approximately USD$145,000) per year to preserve the Company’s capital and to improve the Company’s fiscal management.

The Company entered into an agreement with Vistra (Australia) Pty Ltd (“Vistra”), under which Mrs. Thuy-Linh Gigler, serves as our Chief Financial Officer, on February 2024. Mrs. Gigler has been selected to join the Company as CFO in June 2025. The CFO Services Agreement has an indefinite term and shall continue thereafter until terminated by our Company with sixty days written notice at any time or by Vistra by sixty days written notice at any time. Under the CFO Services Agreement, the Company has agreed to pay a monthly renumeration of at least USD$2,304 (AUD$3,200) to Vistra for Mrs. Gigler’s services. Mrs. Gigler oversees the Company’s financial strategy.

6.C. Board Practices

Board of Directors

As of the date of this report, our board of directors consists of three directors, one of whom who is “independent” within the meaning of Section 5605(a)(2) of the NASDAQ Listing Rules and meet the criteria for independence as set forth in Rule 10A-3 of the Exchange Act. As of the date of this Annual Report, we have two executive directors (Simon H. Szewach and Nathan J. Givoni), and one independent director (Hon Phillip Dalidakis). Prof. David Morton and Mr. Jeffrey Olyniec, who had been independent directors on our board of directors, resigned from our board of directors respectively on April 30, 2025 and September 30, 2025. The Board has conducted a search for qualified replacements for Prof. Morton and Mr. Olyniec and expects to appoint two additional independent directors to our board of directors in early 2026.

Committees of the Board of Directors

We have established three Committees of our board of directors: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. We have adopted a formal charter for each of the Audit and Risk Management Committee Charter, Compensation and Nominating and Governance committees. We have determined that Mr. Dalidakis satisfy the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the Securities Exchange Act. Each Committee’s members and functions are described below.

Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee.    Mr. Dalidakis serves as the sole member of our Audit Committee. He satisfies the “independence” requirements of the NASDAQ listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Dalidakis possesses the accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. As a result of Prof. Morton’s and Mr. Olyniec’s resignation from our board of directors, the Company is not compliant with Rule 5605(c)(2) of the Nasdaq Rules, which requires a company to have an audit committee comprised of at least three independent directors. The Board has conducted a search for qualified replacements for Prof. Morton and Mr. Olyniec and expects to appoint two additional independent directors to our board of directors who are also qualified to serve on our Audit Committee in early 2026. The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The Audit Committee is responsible for, among other things:

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

Mr. Dalidakis is the chairperson of the Audit Committee. We are drawing upon Mr. Dalidakis’ prior experience as a director on the board of directors of various institutions including as the chair of the audit and risk committee of another Australian-based company in naming him as the chairperson of the Audit Committee.

Compensation Committee.    Mr. Dalidakis serves as the sole member of our Compensation Committee member and satisfies the “independence” requirements of the NASDAQ listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. The Compensation Committee assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any Committee meeting during which his compensation is deliberated. The Compensation Committee is responsible for, among other things:

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

Mr. Dalidakis is the chairperson of the Compensation Committee.

Nominating and Corporate Governance Committee. Mr. Dalidakis serves as the sole member of our Nominating and Corporate Governance Committee members and he satisfies the “independence” requirements of the NASDAQ listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. The Nominating and Corporate Governance Committee assists our board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its Committees. The Nominating and Corporate Governance Committee is responsible for, among other things:

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

Mr. Dalidakis is the chairperson of the Nominating and Corporate Governance Committee.

Qualification

There is currently no shareholding qualification for our directors, although a shareholding qualification for directors may be fixed in the future by our shareholders by ordinary resolution.

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

Non-Employee Director Compensation

We have not historically had a formal compensation policy with respect to service on our board of directors, but we have reimbursed our non-employee directors for out-of-pocket direct expenses incurred in connection with attending meetings on our behalf.

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

The chairperson of each committee will receive a higher retainer for such service. These retainers are payable, provided we have the requisite cash reserve available, in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment will be prorated for any portion of such quarter that the director is not serving on our board of directors or the applicable committee. The retainers to be paid to non-employee directors for service on the board of directors and for service on each committee of the board of directors on which the director is a member are as follows:

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

6.D. Employees

As of June 30, 2025, we had seven full-time employees, one part-time employee and ten consultants covering the following functions: sales, operations and marketing (6), finance and legal (5), manufacturing and R&D (6) and regulatory and intellectual property (1).

Our full and part-time employees and consultants are situated across Australia (12), the United States (4) and the United Kingdom (2).

We have entered into employment contracts with all of our full-time employees and consulting agreements with all of our part time staff and consultants. In addition to salaries and benefits, we have provided performance-based incentives for some of our full-time employees to create an incentive for them to remain as full-time employees.

6.E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of the date of this Annual Report by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our Ordinary Shares on an as-converted basis.

The calculations in the table below are based on 10,711,059 Ordinary Shares outstanding as of the date of this Annual Report.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

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

As of November 13, 2025, we had 4,337,389 ordinary shares outstanding that were held by record holders in the United States or believed to be United States based, representing approximately 40.48% of our outstanding shares. Other than disclosed above, none of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. The number of individual holders of record is based exclusively upon our share register and does not address whether a share or shares may be held by the holder of record on behalf of more than one person or institution who may be deemed to be the beneficial owner of a share or shares in our company.

	Total Ordinary Shares Beneficially Owned		% of Beneficial Ownership
Directors and Executive Officers:
Simon H. Szewach	338,197	(1)	3.16%
Nathan J. Givoni	657,087	(2)	6.13%
Thuy – Linh Gigler	—		—
Hon. Philip A. Dalidakis	—		—
Total of all directors and executive officers (4 persons)	1,160,093		10.83%
5% Shareholders:
Crestmont Pty Ltd ATF Crestmont Investments Trust(3)	642,323		6.00%
David Golik(4)	1,012,288		9.45%
Jeffrey Markoff(5)	2,440,734		22.79%

(1)	Consists of (i) 153,300 Ordinary Shares held by Legats Pty Ltd ATF The Simon Szewach Family Trust (“Legats”), and (ii) 184,897 Ordinary Shares held by Domalina Pty Ltd ATF Domalina Investments Trust (“Domalina”). Legats is a privately owned discretionary trust and Domalina is a unit trust. The Ordinary Shares of Legats and Domalina are beneficially held by Simon H. Szewach. Does not include Ordinary Shares held by Chaplin Investments Pty Ltd as trustee for Chaplin Investments Trust (“Chaplin”), a privately owned discretionary trust. Because Simon H. Szewach, as one of the potential beneficiaries of Chaplin, does not have investment and voting power of the Ordinary Shares, he is not deemed to be a beneficial owner of the Ordinary Shares held by Chaplin. Mr. Szewach had been our Executive Chairman of the Board of Directors of the Company from August 2021 until his resignation on March 31, 2025. He has served as a Director on our Board of Directors since April 1, 2025.

(2)	Consists of (i) 487,988 Ordinary Shares held by Lorch Investments Pty Ltd ATF Lorch Investments Trust (“Lorch”), (ii) 76,650 Ordinary Shares held by Givoni Investments Pty Ltd ATF Givoni Investments Family Trust (“Givoni Investments Trust”) and (iii) 92,449 Ordinary Shares held by Domalina Pty Ltd ATF Domalina Investments Trust (“Domalina”). Givoni Investments Trust and Lorch are privately owned discretionary trusts and Domalina is a unit trust. The Ordinary Shares of Lorch, Givoni Investments Trust and Domalina are beneficially held by Nathan J. Givoni.

(3)	Crestmont Pty Ltd ATF Crestmont Investments Trust is a privately owned discretionary trust beneficially held by Mark Saltzman.

(4)	Consists of (i) 975,975 Ordinary Shares held by Chaplin Investments Pty Ltd (“Chaplin”) and (ii) 36,313 Ordinary Shares held by Caddarly Pty Ltd ATF Golik Family Trust No 2 (“Caddarly”). Chaplin and Caddarly are privately owned discretionary trusts. The Ordinary Shares of Chaplin and Caddarly are beneficially held by David Golik.

(5)	Consists of (i) 1,748,992 Ordinary Shares held by ACK Pty Ltd ATF Markoff Superannuation Fund No.2 (“ACK”) and (ii) 691,742 Ordinary Shares held by FFOKRAM Pty Ltd ATF FFOKRAM Trust (“FFOKRAM”). ACK is a privately owned superannuation/pension fund that is beneficially held by Mr. Jeffrey Markoff and Ms. Yumi Markoff. FFOKRAM is a privately owned discretionary trust, beneficially held by Mr. Jeffrey Markoff.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

The Company was not required to prepare an accounting restatement during or after the last completed fiscal year.

As of the date of this Annual Report, the Company has not taken any action to recover erroneously awarded compensation as defined under the applicable Nasdaq Listing Rules or Rule 10D-1 under the Securities Exchange Act of 1934.

We have adopted a written Clawback Policy that complies with Rule 10D-1 under the Nasdaq Listing Rules. The policy provides that, in the event we are required to prepare an accounting restatement due to material non-compliance with any financial reporting requirement under the securities laws, we will recover from any current or former executive officer who received incentive-based compensation (including stock options) during the three-year period preceding the date on which we are required to prepare the restatement, the amount by which such compensation exceeded the amount that would have been received based on the restated financial results.

As of the date of this Annual Report, no restatements have occurred that would trigger recovery under this policy, and no recovery actions are pending or contemplated.

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

Shareholder Loan Agreements

On January 20, 2022, we entered into separate Loan Agreements, among others, with B&M Givoni Pty Ltd ATF B&M Givoni Superannuation Fund (the “B&M Givoni Superannuation Fund”, and the loan entered with the foregoing fund, the “B&M Givoni Loan”) and our director Jeffrey W. Olyniec (the “Olyniec Loan”) for the provision of loans. The principal of the B&M Givoni Loan is $350,000, comprising debt of AUD$262,570 and an amount of Ordinary Shares equivalent to AUD$87,430 (approximately USD$170,671 and USD$56,830) and the principal of the Olyniec Loan is AUD$143,445, comprising debt of AUD$106,767 and an amount of Ordinary Shares equivalent to AUD$36,678 (approximately USD$69,399 and USD$23,841). Both the B&M Givoni Loan and the Olyniec Loan has an interest rate of 12% per annum maturing on July 15, 2023 to fund the expenses for the proposed listing and for working capital purposes. As part of this loan agreement, we agreed to issue AUD$1.00 of Ordinary Shares to the B&M Givoni Superannuation Fund and Jeffrey W. Olyniec for every AUD$4.00 of principal loaned to us. The Ordinary Shares were issued within 90 days of the loan being advanced. The B&M Givoni Superannuation Fund is our Chief Executive Officer and Director Nathan J. Givoni’s parents’ Superannuation fund or pension fund, with Nathan J Givoni having no ownership, title or beneficial interests in this entity. On January 3, 2023, both the B&M Givoni Loan and the Olyniec Loan were extended for an additional 12 months at an interest rate of 12% per annum maturing on July 15, 2024. Such extensions constitute a substantial modification per IFRS 9, and therefore the original liability is derecognized on modification date, and the new liability for the extended loans is recognized at fair value, discounted using an appropriate discount rate. As of June 30, 2023, the outstanding amount payable for both the B&M Givoni Loan and the Olyniec Loan is approximately AUD$483,601 (approximately USD$314,341). During October 2023, both loan holders agreed to further extend the loans with a new maturity date of December 31, 2024. In October 2024, both loan holders as described herein agreed to further extend the maturity date of their loan to December 31, 2025.

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

The Company paid Asiana AUD$546,564 (approximately USD$358,000) under the Consulting Agreement in the fiscal year ended June 30, 2025 to reimburse certain operating costs of Asiana, which had several employees. In the fiscal year ended June 30, 2024, the Company paid Asiana AUD$9,125 (USD$6,114) as demand for Asiana’s services was lower in the fiscal year ended June 30, 2024 compared to the fiscal year ended June 30, 2025. While Mr. Olyniec was the sole shareholder of Asiana, from October 2020 until December of 2021 and one its two directors, he received none of the amounts paid to Asiana under the Consulting Agreement. As such, Mr. Olyniec was not reimbursed from the funds earned under the Consulting Agreement and did not perform the services stipulated in the Consulting Agreement. On December 25, 2021, Mr. Olyniec resigned as a director of Asiana.

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

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issuer

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Constitution

A copy of our Constitution is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is incorporated by reference to the sections titled “Description of Share Capital” and “Comparison of Shareholder Rights” included in our Rule 424(b)(4) Annual Report filed with the SEC on October 22, 2024.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4B. Business Overview – Material Contracts” or elsewhere in this Annual Report.

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

We have limited exposure to interest rate risk arising from long-term borrowings as these are based on fixed rates. There are no borrowings obtained at variable rates for the years ended June 30, 2025 and June 30, 2024. All cash is held in checking accounts or on hand, and do not earn interest.

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

All trade and other receivables are current as at June 30, 2025 and June 30, 2024, with no balances past due.

The Company recorded no bad debt expense in the years ended June 30, 2025 and June 30, 2024. As of June 30, 2025 and June 30, 2024, there was no expected credit losses recorded.

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

Borrowings as at June 30, 2025 and June 30, 2024 are fully drawn.

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

As of June 30, 2025, there is no material change in the use of proceeds as described in our registration statement on Form F-1.

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

(d)	Changes in Internal Control over Financial Reporting

The Company has implemented numerous remedial measures for the financial year ending June 30, 2025, which was overseen by our prior Chief Financial Officer Mr. Anthony Panther. Furthermore, beginning with the financial year ending June 30, 2025, Thuy-Linh Gigler is the Company’s Chief Financial Officer.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of the Hon. Philip A. Dalidakis. Our board of directors has determined that Mr. Dalidakis is an “independent director” within the meaning of Nasdaq Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A−3(b) of the Exchange Act. The board of directors has also determined that Mr. Dalidakis meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

Prof. David Morton and Mr. Jeffrey Olyniec, who had been independent directors on our board of directors and as members of our Audit Committee, resigned from our board of directors respectively on April 30, 2025 and September 30, 2025. The Board has conducted a search for qualified replacements for Prof. Morton and Mr. Olyniec and expects to appoint two additional directors to our board of directors who are also qualified to serve on our Audit Committee in early 2026.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at www.gelteq.com within four business days following the amendment or waiver. During fiscal year ended June 30, 2025, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of ethics was filed as an exhibit to the Registration Statement on Form F-1 on July 15, 2025 and is incorporated by reference into this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees for audit and other services provided by our independent registered public accounting firm, M&K CPAS, PLLC for the years ended June 30, 2024 and 2025. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

	June 30, 2025		June 30, 2024
Audit Fees & Other Audit Service Fees – M&K CPAS, PLLC	U.S.$	76,500	U.S.$	69,202
Total fees	U.S.$	76,500	U.S.$	179,320

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

ITEM 16K. Cybersecurity.

As a clinical and science-based company that is focused on developing and commercializing white label gel-based delivery solutions for prescription drugs, nutraceuticals, pet care and other products, we fully recognize the critical importance of establishing robust administrative and technical measures to safeguard our information management security systems and protect the confidentiality, integrity, and availability of data, in compliance with the necessary legislation and regulations in the jurisdictions in which we operate.

In order to ensure our adherence to the necessary legislation and regulations in the jurisdictions in which we operate, we have implemented protocols to protect against cybersecurity threats and prevent unauthorized access to sensitive data, and conduct regular assessment of the Company’s cybersecurity risks and vulnerabilities, by identifying potential threats, assessing the likelihood and potential impact of cyberattacks. We also conduct ongoing evaluation of the industry trends and regulatory environments to ensure we are in full compliance with applicable cybersecurity laws and regulations in all jurisdictions where we operate. We have set in place an efficient risk mitigation and control and incident response protocols to identify potential risks, detect, effectively respond to, and recover from cybersecurity breaches.

Overall, we believe that we have established a robust framework to protect against cybersecurity threats, mitigate risks, preserve customer trust and reputation, and support the sustainable growth of our Company.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18 “Financial Statements.”

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-60.

ITEM 19. EXHIBITS

Exhibit		Incorporated Herein by Reference				Filed
Number	Exhibit Title	Form	File No.	Exhibit	Filing Date	Herewith
1.1	Constitution	F-1	333-280804	3.1	July 15, 2024
2.1	Description of Securities registered under Section 12(b) of the Securities Exchange Act of 1934					X
2.2	Underwriting Agreement	6-K	001-42373	1.1	October 30, 2024
2.3	Form of Representative’s Warrant	6-K	001-42373	4.1	October 30, 2024
4.1#	Entrusted Processing Contract, dated August 7, 2021, by and among Labixiaoxin (Fujian) Foods Industrial Co., Ltd. and Gelteq Pty Ltd	F-1	333-280804	10.1	July 15, 2024
4.2#	Commissioned Processing Intellectual Property Power of Attorney Contract, dated August 24, 2021, by and among Labixiaoxin (Fujian) Foods Industrial Co., Ltd. and Gelteq Pty Ltd	F-1	333-280804	10.2	July 15, 2024
4.3#	Wasatch Contract Manufacturing Agreement, dated January 31, 2022, by and among Wasatch Product Development LLC and Gelteq Pty Ltd	F-1	333-280804	10.3	July 15, 2024
4.4#	Master Research Services Agreement, dated December 5, 2019, by and among Monash University and MyHypo Pty Ltd	F-1	333-280804	10.4	July 15, 2024
4.5#	Variation Agreement, dated May 15, 2021, by and among Monash University and MyHypo Pty Ltd	F-1	333-280804	10.5	July 15, 2024
4.6#	Gelteq Authorised Licensee Agreement, dated January 23, 2023, by and among Healthy Extracts Inc and Gelteq Ltd	F-1	333-280804	10.8	July 15, 2024
4.7#	Gelteq Authorised Licensee Agreement, dated January 23, 2023, by and among Elbe Technologies Pty Ltd and Gelteq Ltd	F-1	333-280804	10.10	July 15, 2024
4.8#	Consulting Agreement, dated September 6, 2021, by and among Sosna & Co Inc. and Gelteq Pty Ltd	F-1	333-280804	10.12	July 15, 2024
4.9#	Loan Agreement, dated January 20, 2022, by and among ACK Pty Ltd ATF Markoff Super Fund No.2, Andrew Vukosav Super AC, B&M Givoni Pty Ltd ATF B & M Givoni Superannuation Fund, 3 Frogs In A Pond Pty Ltd ATF GPG Superannuation Fund, Jeffrey Olyniec, Juergen Rochert, KDC Investments Pty Ltd ATF Lieb Family Superannuation Fund and Gelteq Pty Ltd	F-1	333-280804	10.14	July 15, 2024
4.10#	Deed of Variation to Loan Agreement, by and among ACK Pty Ltd ATF Markoff Super Fund No.2, Andrew Vukosav Super AC, B&M Givoni Pty Ltd ATF B & M Givoni Superannuation Fund, 3 Frogs In A Pond Pty Ltd ATF GPG Superannuation Fund, Jeffrey Olyniec, Juergen Rochert, KDC Investments Pty Ltd ATF Lieb Family Superannuation Fund and Gelteq Ltd	F-1	333-280804	10.15	July 15, 2024
4.11#+	Executive Service Agreement, dated April 28, 2022, among Nathan Jacob Givoni and Gelteq Pty Ltd	F-1	333-280804	10.17	July 15, 2024
4.12#+	Engagement Letter for the Provision of Chief Financial Officer and Professional Services dated February 5, 2023, among Vistra Australia Pty Ltd and Gelteq Ltd	F-1	333-280804	10.18	July 15, 2024
4.13#	Share Sale Agreement, dated June 13, 2021, by and among Paramount Global Limited, Gladwin Ventures Pty Ltd, Jeff Olyniec, Ack Proprietary Limited ATF Markoff Superannuation Fund No.2, Asiana Trading Corporation Limited, Legats Pty Ltd ATF Simon Szewach Family Trust, Givoni Investments Pty Ltd ATF Givoni Investments Family Trust and Gelteq Pty Ltd	F-1	333-280804	10.19	July 15, 2024
4.14#	Share Sale Agreement, dated June 13, 2021, by and among Crestmont Investments Pty Ltd ATF Crestmont Investments Trust, Paramount Global Limited, Gladwin Ventures Pty Ltd, Jeff Olyniec, Raymond Roessel, Joel Haines, Paramount Global SS Limited, Ack Proprietary Limited ATF Markoff Superannuation Fund No.2, Asiana Trading Corporation Limited, Legats Pty Ltd ATF Simon Szewach Family Trust, Givoni Investments Pty Ltd ATF Givoni Investments Family Trust and Gelteq Pty Ltd	F-1	333-280804	10.20	July 15, 2024

4.15#	Deed of Variation to Loan Agreement, by and among ACK Pty Ltd ATF Markoff Super Fund No.2, Andrew Vukosav Super AC, B&M Givoni Pty Ltd ATF B & M Givoni Superannuation Fund, 3 Frogs In A Pond Pty Ltd ATF GPG Superannuation Fund, Jeffrey Olyniec, Juergen Rochert, KDC Investments Pty Ltd ATF Lieb Family Superannuation Fund and Gelteq Ltd	F-1	333-280804	10.21	July 15, 2024
4.16#	Convertible Note Deed, dated February 1, 2024, by and among Domalina Pty LTD ATF Domalina Unit Trust, Jeffrey Olyniec, Kircher International Holdings, Kircher Family Trusts dtd 3/24/04 and Gelteq Ltd.	F-1	333-280804	10.23	July 15, 2024
4.17#	Convertible Note Deed, dated May 25, 2024, by and among Barabash Nominees Pty Ltd ATF Barabash Family Trust and Landis Testamentary Trust	F-1/A	333-280804	10.25	September 12, 2024
4.18	Variation Agreement to the Consulting Agreement, dated September 9, 2024, by and among Arc Group Limited and Gelteq Ltd.	F-1/A	333-280804	10.26	September 12, 2024
4.19	Purchase Agreement, dated as of March 13, 2025, by and between Gelteq Limited and Lincoln Park Capital Fund, LLC	6-K	001-42373	10.1	March 14, 2025
4.20	Registration Rights Agreement, dated as of March 13, 2025, by and between Gelteq Limited and Lincoln Park Capital Fund, LLC	6-K	001-42373	10.2	March 14, 2025
4.21#	Statement of Work, dated December 2, 2024, by and between WIPC Marketing Limited and Gelteq Limited	F-1	333-288442	10.23	June 30, 2025
4.22#	Membership Agreement, dated November 19, 2024, by and between Industrious NYC 776 6th Avenue LLC and Gelteq Limited	F-1	333-288442	10.24	June 30, 2025
4.23	Executive Service Agreement, dated October 4, 2024, among Dr. Paul Wynne and Gelteq Limited	F-1	333-288442	10.25	June 30, 2025
4.24	Convertible Note Deed, dated March 9, March 12, March 20, March 20, April 30, June 18, 2025, June 23, 2025 by and between Gelteq Limited and Michael and Karen Family Trust, Ruffey Downs Pty Ltd ATF The JG Hubbard Family Trust, Pavmae Pty Ltd, Amjusil Pty Ltd, Interactive Events Pty Ltd, Torquay Cloud Pty Ltd and Landis Testamentary Trust	F-1	333-288442	10.28	June 30, 2025
4.25#	Product Development and Profit Share Agreement, dated July 31, 2025, between Melbourne Health trading as The Royal Melbourne Hospital and Gelteq Limited					X
8.1	List of Subsidiaries	F-1	333-280804	21.1	July 15, 2024
11.1	Code of Business and Ethics	F-1	333-280804	14.1	July 15, 2024
11.2	Insider Trading Policy	20-F	001-42373	11.2	November 15, 2024
12.1	Rule13a-14(a)/15d-14(a) Certification of Principal Executive Officer					X
12.2	Rule 13a-14(a)/15d-14(a) Certification of the Principal Financial Officer					X
13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
97	Form of Executive Compensation Clawback Policy.	20-F	001-42373	97	November 15, 2024
101.INS	Inline XBRL Instance Document					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					X

#	Pursuant to Item 601(b)(10)(iv) of Regulation S-K, certain identified information marked with [*****] has been excluded from the exhibit because it is both (i) not material and (ii) the type that the registrant treats as private or confidential.
+	Indicates a management contract or compensatory plan.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Gelteq Limited

/s/ Nathan J. Givoni
	Name:	Nathan J. Givoni
	Title:	Chief Executive Officer

Date: November 14, 2025

GELTEQ LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED 30 JUNE 2025 AND 2024

Gelteq Limited Report of Independent Registered Public Accounting Firm – Year ended 30 June 2025 and 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Gelteq Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Gelteq Limited and its subsidiaries (the Company) as of June 30, 2025 and 2024, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the years ended June 30, 2025 and 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for the years ended June 30, 2025 and 2024, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

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

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and the significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe our audits provide a reasonable basis for our opinion.

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

Intangible Assets Impairment Consideration

As discussed in Note 18 to the consolidated financial statements, the Company evaluates intangible assets for impairment annually in accordance with IAS 36 and recognizes an impairment loss when the carrying amount of an asset exceeds its recoverable amount. The Company evaluates the impairment on a cash-generating unit basis which it has determined to be the Gelteq consolidated entity. The recoverable amount of the cash-generating unit has been determined by a forecast model that estimates the future cash flows based on budgets and forecasts discounted for current market assessments of the time value of money and the risks specific to the cash-generating unit.

Auditing management’s evaluation of projected future cash flows involves significant judgement, given the fact that the Company uses management estimates on future revenues and expenses which are not able to be substantiated.

To evaluate the appropriateness and accuracy of the assessment by management, we evaluated management’s assessment in relationship to the relevant market assessments of the time value of money and risks specific to the Company and management’s disclosure in the consolidated financial statements.

/s/ M&K CPAS, PLLC

We have served as the Company’s auditor since 2024

The Woodlands, TX

November 14, 2025

PCAOB ID #2738

Gelteq Limited
Consolidated statement of profit or loss and other comprehensive income For the year ended 30 June 2025 and 2024

		Consolidated
	Note	30 June 2025	30 June 2024
		$	$
Revenue
Revenue from contracts with customers		165,645	-
Cost of sales		(115,397)	-
Gross profit		50,248	-
Other income	7	403,393	146,884

Expenses
Employment expenses	8	(481,072)	(875,579)
Corporate expenses	9	(548,847)	(222,641)
IPO related expenses	10	(584,947)	(166,804)
Depreciation and amortisation expense	11	(1,222,955)	(1,211,896)
Research expenses	12	(628,606)	(276,057)
Advertising and marketing expense		(204,077)	(18,200)
Legal expense		-	-
Consulting fees		(993,715)	(750)
Other expenses		(1,284,949)	(145,851)
Inventory - write off		-	(175,081)

Operating loss		(5,495,527)	(2,945,975)

Finance costs	13	(1,950,587)	(600,220)
Gain/(loss) on extinguishment		499,609	-
Gain/(loss) on derivative revaluation		301,052	-

Loss before income tax expense		(6,645,453)	(3,546,195)

Income tax expense	14	-	-

Loss after income tax expense for the year attributable to the owners of Gelteq Limited		(6,645,453)	(3,546,195)

Other comprehensive income for the year, net of tax		-	-

Total comprehensive loss for the year attributable to the owners of Gelteq Limited		(6,645,453)	(3,546,195)

		$	$
Basic loss per share	36	(0.72)	(0.44)
Diluted loss per share	36	(0.72)	(0.44)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Gelteq Limited
Consolidated statement of financial position As at 30 June 2025 and 2024

		Consolidated
	Note	30 June 2025	30 June 2024
		$	$
Assets

Current assets
Cash and cash equivalents	15	344,648	24,522
Trade and other receivables		459,724	183,005
Prepayments and other assets	17	702,298	95,700
Total current assets		1,506,670	303,227

Non-current assets
Fixed assets		15,907	16,642
Intangible assets	18	19,857,973	20,437,958
Security deposits	17	94,605	-
Total non-current assets		19,968,485	20,454,600

Total assets		21,475,155	20,757,827

Liabilities

Current liabilities
Trade and other payables	19	572,094	1,558,186
Deferred revenue	20	-	125,359
Borrowings, net	21	4,203,855	2,084,152
Derivative liability		771,484	-
Employee benefits provisions	22	84,694	98,368
Total current liabilities		5,632,127	3,866,065

Non-current liabilities
Borrowings	21	13,550	1,759,447
Employee benefits provisions	22	24,992	20,018
Total non-current liabilities		38,542	1,779,465

Total liabilities		5,670,669	5,645,530

Net assets		15,804,486	15,112,297

Equity
Issued capital	23	33,945,869	26,608,227
Accumulated losses		(18,141,383)	(11,495,930)

Total equity		15,804,486	15,112,297

The above consolidated statement of financial position should be read in conjunction with the accompanying notes

Gelteq Limited
Consolidated statement of changes in equity For the year ended 30 June 2025 and 2024

	Issued		Accumulated	Total
	capital	Reserve	losses	equity
Consolidated	$	$	$	$

Balance at 1 July 2023	26,608,227	-	(7,949,735)	18,658,492

Loss after income tax expense for the year	-	-	(3,546,195)	(3,546,195)
Other comprehensive income for the year, net of tax	-	-	-	-

Total comprehensive loss for the year	-	-	(3,546,195)	(3,546,195)

Transactions with owners in their capacity as owners:
Share-based reserve	-	-	-	-
Share capital subscribed (note 26)	-	-	-	-

Balance at 30 June 2024	26,608,227	-	(11,495,930)	15,112,297

	Issued		Accumulated	Total
	capital	Reserve	losses	equity
Consolidated	$	$	$	$

Balance at 1 July 2024	26,608,227	-	(11,495,930)	15,112,297

Loss after income tax expense for the year	-	-	(6,645,453)	(6,645,453)
Other comprehensive income for the year, net of tax	-	-	-	-

Total comprehensive loss for the year	-	-	(6,645,453)	(6,645,453)

Issue of shares on placement	7,913,463	-	-	7,913,463
Share issued in lieu of services	783,232	-	-	783,232
Share Purchase Agreement Commitment	237,717	-	-	237,717
Share issued towards repayment of convertible notes	432,115	-	-	432,115
Shares issued to ARC Group for IPO related fees	152,048	-	-	152,048
Cost of capital raising	(2,180,933)	-	-	(2,180,933)

Balance at 30 June 2025	33,945,869	-	(18,141,383)	15,804,486

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Gelteq Limited
Consolidated statement of cash flows For the year ended 30 June 2025 and 2024

		Consolidated
	Note	30 June 2025	30 June 2024
		$	$

Cash flows from operating activities
Receipt from Customers		-	40,000
Research and development tax incentives		-	263,057
Payments to suppliers and employees (inclusive of GST)		(5,488,749)	(1,372,801)
Interest and other finance costs paid		(32,868)	(727)

Net cash used in operating activities	34	(5,521,617)	(1,070,471)

Cash flows from investing activities
Payment towards procurement of fixed assets		(3,117)	(3,149)
Payment towards acquisition of intangibles		(639,117)	(145,021)
Proceeds from release of security deposits		(94,605)	-

Net cash used in investing activities		(736,839)	(148,170)

Cash flows from financing activities
Proceeds from issue of share	23	7,913,463	-
Proceeds from convertible notes		1,327,262	855,834
Repayment of convertible notes		(772,975)	-
Repayment of shareholders loan		(71,517)	-
Capital issue costs		(1,942,722)	-
Repayment of lease liabilities		-	(11,895)

Net cash from financing activities		6,453,511	843,939

Net increase/(decrease) in cash and cash equivalents		195,055	(374,702)
Cash and cash equivalents at the beginning of the financial year		24,522	399,224
Effects of exchange rate changes on cash and cash equivalents		125,071	-

Cash and cash equivalents at the end of the financial year	15	344,648	24,522

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 1. General information

The consolidated financial statements covers Gelteq Limited (“Gelteq” or the “Company”) and its controlled entities (referred to herein as the “Consolidated Entity”). Gelteq is a Company limited by shares, incorporated and domiciled in Australia.

The principal activities of the Consolidated Entity during the financial years ended 30 June 2025 and 30 June 2024 were the development and testing of a gel based delivery system for humans and animals.

The names of the directors in office at any time during or since the end of the year are:

Simon Szewach (Executive Chairman)*

Nathan Jacob Givoni (Executive Director)

Jeff Olyniec (Non-Executive Director) (Resigned on 30 September 2025)

Philip Dalidakis (Non-Executive Director)

Prof David Morton (Non-Executive Director) (Resigned on 30 April 2025)

*	Mr. Simon resigned as an executive Chairman on 31 March 2025 and remains as a non-executive Chairman as at the date of this report.

The directors have been in office since the start of the financial period to the date of this report unless otherwise stated.

The consolidated financial statements were authorised for issue, in accordance with a resolution of directors, on 14 November 2025. The directors have the power to amend and reissue the consolidated financial statements.

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

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

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

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 2. Basis of preparation (continued)

New Accounting Standards and Interpretations not yet mandatory or early adopted

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the Consolidated Entity for the annual reporting period ended 30 June 2025. The Consolidated Entity has not yet assessed the impact of these new or amended Accounting Standards and Interpretations.

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

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

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

(a) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Gelteq Limited (‘Company’ or ‘parent entity’) as at 30 June 2025 and 30 June 2024 and the results of all subsidiaries for the years then ended. Gelteq Limited and its subsidiaries together are referred to in these financial statements as the ‘Consolidated Entity’.

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

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 3. Summary of significant accounting policies (continued)

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

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

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

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 3. Summary of significant accounting policies (continued)

(e) Income Tax

The income tax expense (income) for the periods ended 30 June 2025 and 30 June 2024 comprises current income tax expense (income) and deferred tax expense (income).

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

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 3. Summary of significant accounting policies (continued)

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

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 3. Summary of significant accounting policies (continued)

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

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 3. Summary of significant accounting policies (continued)

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

All the following criteria need to be satisfied for the derecognition of a financial asset:

●	the right to receive cash flows from the asset has expired or been transferred;

●	all risk and rewards of ownership of the asset have been substantially transferred; and

●	the Consolidated Entity no longer controls the asset (i.e it has no practical ability to make unilateral decisions to sell the asset to a third party).

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

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 3. Summary of significant accounting policies (continued)

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

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

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

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 3. Summary of significant accounting policies (continued)

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

Exchange differences arising on the translation of non-monetary items are recognised directly in other comprehensive income to the extent that the underlying gain or loss is directly recognised in other comprehensive income; otherwise, the exchange difference is recognised in profit or loss.

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

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 3. Summary of significant accounting policies (continued)

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

r) Borrowings

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

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 3. Summary of significant accounting policies (continued)

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

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

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

(w) Operating segments

Operating segments are presented using the ‘management approach’, where the information presented is on the same basis as the internal reports provided to the Chief Operating Decision Makers (‘CODM’). The Chief Executive Officer (CEO) of the Company is the CODM who is responsible for the allocation of resources to operating segments and assessing their performance.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 3. Summary of significant accounting policies (continued)

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

The cost of equity-settled transactions are measured at fair value on grant date. Fair value is generally determined using either the Binomial or Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option, together with non-vesting conditions that do not determine whether the Consolidated Entity receives the services that entitle the employees to receive payment. No account is taken of any other vesting conditions. There are no such equity settled transactions where fair value is measured under these methods for financial current or previous reporting periods.

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

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 3. Summary of significant accounting policies (continued)

All changes in the liability are recognised in profit or loss. The ultimate cost of cash-settled transactions is the cash paid to settle the liability.

There are no cash settled transactions for financial year 2025 or financial year 2024.

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

Where the Consolidated Entity retrospectively applies an accounting policy, makes a retrospective restatement or reclassifies items in its financial statements, a third statement of financial position as at the beginning of the preceding period in addition to the minimum comparative consolidated financial statements is presented

Convertible notes payable

Convertible notes payable are financial instruments which contain a separate financial liability and equity instrument. These financial instruments are accounted for separately dependent on the nature of their components. The identification of such components embedded within a convertible notes payable requires significant judgement given that it is based on the interpretation of the substance of the contractual arrangement. The convertible notes are considered to contain embedded derivatives. The embedded derivatives were measured at fair value upon initial recognition based on a Black-Scholes valuation model and separated from the debt component of the notes. The debt component of the notes is measured at residual value upon initial recognition. Subsequent to initial recognition, the embedded derivative components are re-measured at fair value at each reporting date while the debt components are accreted to the face value of the note using the effective interest rate through periodic charges to finance expense over the term of the note.

In accordance with IFRS 9, where an indeterminate number of shares may be issued in due course upon the conversion of the convertible notes, or the convertible notes are convertible at a discount to market, the embedded derivative is accounted for as a liability.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

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

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 4. Critical accounting judgements, estimates and assumptions (continued)

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

Going Concern

The working capital position as at 30 June 2025 of the Consolidated Entity reflected an excess of current liabilities over current assets of $4,125,457 (30 June 2024: $3,562,838). For the year ended 30 June 2025, The Consolidated Entity made a loss after income tax expense of $6,645,453 (30 June 2024 loss after income tax expense of $3,546,195). The cash balance as at 30 June 2025 was $344,648 (30 June 2024 was $24,522).

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

●

The Consolidated Entity’s ability to fund its operations is dependent upon management’s plans and execution, which include raising additional capital, if required, through public and other offerings, obtaining regulatory approvals for its products and generating revenues from these products and having the ability to be able to reduce expenditure accordingly if required, in order to be able to pay its debts as and when they fall due.

●

On 21 February, 2025 the Consolidated Entity’s board of directors approved by resolution a raising of up to AUD$1,500,000 in Convertible Notes with a maturity date of 1 July, 2026 such that the Company may continue to operate as a going concern.

●

On 13 March, 2025, the Consolidated Entity signed a purchase agreement with Lincoln Park Capital Fund, LLC (“Lincoln Park”) for an Equity Line of Credit, whereby we may receive gross proceeds of up to USD$12,000,000 from the sale of Ordinary Shares to Lincoln Park under the Purchase Agreement, from time to time, at our discretion after a registration statement is declared effective and after satisfaction of other conditions in the Purchase Agreement.

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

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

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

Note 6. Revenue from contracts with customers

	Consolidated
	30 June 2025	30 June 2024
	$	$
Sale of products	165,645	-

All revenues are recognized accordance with the policy at the point in time of delivery.

Disaggregation of revenue by geographical location:

	Consolidated
	30 June 2025	30 June 2024
	$	$
United States of America	125,645	-
Australia	40,000	-
Total	165,645	-

Note 7. Other income

	Consolidated
	30 June 2025	30 June 2024
	$	$
Foreign exchange gain	155,906	3,571
Research & Development - tax incentive	247,487	143,313
Other income	403,393	146,884

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 8. Employment expenses

	Consolidated
	30 June 2025	30 June 2024
	$	$
Wages and salaries	424,738	738,584
Superannuation contribution - employees	42,963	79,373
Accrued leave expenses	(13,674)	20,588
Payroll tax expense	4,568	17,016
Long service leave expenses	4,974	20,018
Employee related expenses	17,503	-
	481,072	875,579

Note 9. Corporate expenses

	Consolidated
	30 June 2025	30 June 2024
	$	$
Accounting expense	206,772	90,147
Professional fees	74,292	45,370
Management fees	-	9,125
Audit fees (non-IPO related)	126,060	77,999
Legal fee (non-IPO related)	141,723	-
	548,847	222,641

Note 10. IPO related expenses

	Consolidated
	30 June 2025	30 June 2024
	$	$
Legal fees	54,781	50,704
Consultant fees	530,166	14,122
Audit fees (IPO Related)	-	101,978
	584,947	166,804

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 11. Depreciation and amortisation expense

	Consolidated
	30 June 2025	30 June 2024
	$	$
Amortisation expenses	1,219,103	1,200,723
Depreciation on machinery	3,852	1,172
Depreciation expense on right-of-use assets	-	10,001
	1,222,955	1,211,896

Note 12. Research expenses

	Consolidated
	30 June 2025	30 June 2024
	$	$
Product research and development expenses	628,606	276,057

Note 13. Finance costs

	Consolidated
	30 June 2025	30 June 2024
	$	$
Total interest expense on Shareholder loans (refer to note 23)	634,149	460,112
Total interest on Convertible notes (refer to note 23)	1,260,500	124,904
Interest and finance charges paid/payable on lease liabilities	-	104
Finance charges paid – others	55,938	15,100
	1,950,587	600,220

Note 14. Income tax expense

	Consolidated
	30 June 2025	30 June 2024
	$	$
Numerical reconciliation of income tax expense and tax at the statutory rate
Loss before income tax expense	(6,645,453)	(3,546,195)

Tax at the statutory tax rate of 25%	(1,661,363)	(886,549)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:
Permanent differences	400,042	332,974
Timing differences (not meeting deferred asset criteria)	(47,226)	(52,532)
Carry forward losses (not meeting deferred asset criteria)	1,308,547	606,107
Income tax expense	-	-

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 14. Income tax expense (continued)

	Consolidated
	30 June 2025	30 June 2024
	$	$
Deferred tax assets not recognised
Deferred tax assets not recognised comprises temporary differences attributable to:
– Payables, accrued expenses and provisions	103,611	33,722
– Deferred revenue	-	31,340
– Other – Expenses deductible in future periods	98,681	98,681
– Other – Right of use assets	-	-
Total deferred tax asset attributable to temporary differences not recognised	202,292	163,743

	30 June 2025	30 June 2024
	$	$
The amount of unused tax losses for which no deferred tax asset is recognised:
– applicable to the company	10,536,558	5,802,382
– applicable to subsidiaries (not consolidated for tax purposes)	171,744	171,618
Potential tax benefit @ 25%	2,677,075	1,493,500

The above potential tax benefit for tax losses and other deferred tax assets has not been recognised in the statement of financial position. These tax losses can only be utilised in the future if the continuity of ownership test is passed, or failing that, the same business test is passed, and if the Consolidated Entity has taxable income.

Note 15. Cash and cash equivalents

	Consolidated
	30 June 2025	30 June 2024
	$	$
Current assets
Cash at bank	344,648	24,522
	344,648	24,522

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 16. Trade and other receivables

	Consolidated
	30 June 2025	30 June 2024
	$	$
Current assets
GST	22,993	31,441
Other debtors – research and development tax refund receivable	390,800	143,313
Accounts receivable	45,931	8,251
	459,724	183,005

The consolidated entity has no expected credit losses to trade receivables. All receivables are current as at 30 June 2025.

Note 17. Prepayments and other assets

	Consolidated
	30 June 2025	30 June 2024
	$	$
Current assets
Professional and listing fees	266,540	16,070
Advance for equipment	19,838	19,838
Prepaid expenses* - related party	33,088	59,792
Other deposit	179,743	-
Insurance*	171,316
Advance payments to vendors for supply of raw materials	31,773	-
	702,298	95,700
Non-current assets
Security deposits	94,605	-
	796,903	95,700

*	Insurance majorly consist of D&O insurance
**	Other deposits consist of the deposit paid to Asiana Trading corporation

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 18. Intangible assets

	Consolidated
	30 June 2025	30 June 2024
	$	$
Non-current assets
Trade Secrets and Patents– at cost	23,857,306	23,857,306
Less: Accumulated amortisation	(4,827,042)	(3,634,171)
Net carrying value	19,030,264	20,223,135
Patents and trademarks - at cost	234,289	89,268
Add: Additions	639,117	145,021
Less: Accumulated amortisation	(45,697)	(19,465)
Net carrying value	827,709	214,823
	19,857,973	20,437,958

Reconciliation

Reconciliations of the written down values at the beginning and end of the current and previous financial year are set out below:

	Trade Secrets	Patents & trademarks	Total
	$	$	$
Consolidated
Balance at 1 July 2023	21,416,006	77,655	21,493,661
Additions	-	145,021	145,021
Amortisation expense	(1,192,871)	(7,853)	(1,200,724)

Balance at 30 June 2024	20,223,135	214,823	20,437,958
Additions	-	639,117	639,117
Amortisation expense	(1,192,870)	(26,232)	(1,219,102)

Balance at 30 June 2025	19,030,265	827,708	19,857,973

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 18. Intangible assets (continued)

Trade secrets were acquired during 2021 financial year by the Consolidated Entity and are amortised over its useful life estimate of 20 years. As at June 30, 2025 the remaining useful life of the trade secrets is 16 years (June 30, 2024:17 years).

Assessment for impairment - 2025

For the year ended 30 June 2025, management has performed an impairment assessment in accordance with IAS 36. As part of this process, management obtained a valuation of the intangible assets by an independent expert valuer.

Methodology

An impairment loss expense in the profit or loss is recognised when the carrying amount of an asset exceeds its recoverable amount. The Consolidated Entity determined the recoverable amounts of the Gelteq Consolidated Entity as one CGU using a value in use approach.

The recoverable amount of the CGU as at 30 June 2025 has been determined by a forecast model that estimated the future cash flows based on budgets and forecasts for five years prepared by management. Gelteq is considered to be in a rapid lifecycle stage during the Forecast Period, with the commencement of sales in FY26. The Company is projected to achieve profitability by FY28 and EBITDA expected to climb to approximately $35.5 million by FY30.

These cash flows were then discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU. Management then cross-checked the total of the discounted cash flows against the trading of the Company’s shares.

A reference to Financial Years (FY), refers to a period covering July 1st to June 30th the next year. A reference to a calendar year (CY) refers to the period from January 1st to December 31st of the same year.

The discounted cash flow model used in the assessment of fair value less cost to sell is sensitive to a number of key assumptions, including revenue growth rates, discount rates and operating costs. These assumptions can change over short periods of time and can have a significant impact on the carrying value of the assets. For any AUD figures presented from the valuation analysis, these have been obtained by conversion from USD at an exchange rate of 1 AUD = 0.65 USD.

Fair value less cost to sell and key assumptions

The Company estimates the fair value less cost to sell of the Gelteq Consolidated Entity cash generating unit (CGU) using discounted cash flows. Management assumptions were developed incorporating internal and external market information, although the extent to which they rely on past experience of the Consolidated Entity is limited given the consolidated entity has not yet started full scale operations, pending completion of preparatory activities where necessary, with external sources of information having been adjusted to reflect factors specific to the Consolidated Entity. Fair value less cost to sell is categorised within level 3 of the fair value hierarchy.

For the reporting period ended 30 June 2025, the recoverable amount of the CGU was determined based on fair value less cost to sell calculations which required the use of key assumptions:

Operating Segments

●	The Consolidated Entity’s cash flows are generated from one CGU which covers nutraceuticals for humans and animals, pharmaceutical for humans and animals and controlled substances.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 18. Intangible assets (continued)

Cash Flow projections

●	The calculations used cash flow projections based on financial budgets and forecasts approved by management covering FY26 to FY30. The projections included negative undiscounted operating cash flows between FY26 and FY27 before making positive operating returns from FY28 onwards as the business scales up operations and operating margins that are in line with industry averages in similar industries. A full 5 years of cash flow projections were used to allow for 3 years of positive cash flow projections in the management forecast period

●	A pre-tax discount rate range of 25-30%, reflecting rates of return required by typical investors in early-stage businesses similar to the Consolidated Entity, was applied.

Revenue

●	Management have implemented a hybrid revenue model with revenue generated from manufacturing and royalties (on each individual order).

●	The forecast model is based on a 4 year compound average growth rate of 213%%, based on management forecasts to FY30. The model forecast revenue growth rates 596% in FY27, 108% in FY28, 73% in FY29 and 77% in FY30, following revenue growth by 693% in FY26 from FY25.

Gross Margins

●	Gross margin is forecast to be maintained at 50% from FY26 to FY30.

Operating Expense

●	The largest operating expense is employee costs. Salary and benefits are forecast to increase by 207% and 205% in FY26 and FY27 respectively. The employee cost growth rates is projected to decline thereafter to 41% in FY28, 20% in FY29 and 6% in FY29 presenting the scale benefits of manufacturing large quantities.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 18. Intangible assets (continued)

EBITDA

●	The forecast model is based on a long-term EBITDA margin of 35%. Forecast EBITDA is negative in early years, which is expected for an early stage startup business where typically the average timeframe to profitability is 2 - 3 years. The forecast model’s EBITDA margins are (130%) in FY26, (1%) in FY27, 16% in FY28, 25% in FY29 and 35% in FY30, with the ongoing EBITDA being comparable to that of comparable industries in relevant world markets.

CAPEX

●	No material Capex has been forecast as the costs borne by Gelteq in working with clients to develop products is included in other forecast expenses

Amortisation

●

Amortisation has been estimated at 5% of the opening intangibles balance each year. This roughly equates to an average useful life of 20 years for intangibles, which is in line with the Consolidated Entity’s current policy.

Tax Rate

●

A tax rate of 30% has been applied in line the with the corporate tax rate in Australia. Whilst the tax rate may be ower in earlier years, this tax rate is in line with the Consolidated Entity’s long term tax rate and the tax rate of a likely acquirer.

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

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 18. Intangible assets (continued)

Impairment

The Consolidated Entity has performed an impairment assessment based on its cash generating unit (CGU).

The Consolidated Entity determined that the recoverable amount in relation the CGU exceeded its carrying value of assets as at 30 June 2025, therefore no adjustment to its carrying value (impairment) was required.

The directors have reviewed and are comfortable with the significant assumptions determined by management. Based on the above, the directors believe that no impairment charge is required to the value of the intangible asset at 30 June 2025.

Sensitivity

The sensitivities on the updated discounted cash flow model are as follows:

●	Revenue would require a reduction of approximately 30% to the compounded growth rate over 5 years before the intangible asset value would need to be impaired, with all other assumptions remaining constant.

●	EBITDA margin would need a reduction of approximately 47% per annum over 5 years years before the intangible asset value would need to be impaired, with all other assumptions remaining constant.

●	The discount rate would be required to increase to approximately 41% before the intangible asset value would need to be impaired, with all other assumptions remaining constant.

●	Long Term growth rate would need to be reduced to be in negative in the cashflow modelling before the intangible asset value would need to be impaired, with all other assumptions remaining constant.

Management believes that other reasonable changes in the key assumptions on which the recoverable amount on intangible asset is based would not cause the carrying amount to exceed its recoverable amount.

Management notes that if performance is not as expected, an impairment charge against these assets could be recognized in the next financial year’s accounts. This estimation of uncertainty is expected to reduce over time as the Consolidated Entity’s business develops and matures.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 19. Trade and other payables

	Consolidated
	30 June 2025	30 June 2024
	$	$
Current liabilities
Trade payables	182,632	387,034
Accruals	100,138	465,639
Payroll tax payable	-	32,886
Wages Payable - Employees	1,070	9,116
PAYG Withholding Payable	155,284	314,599
Superannuation Payable	23,039	121,530
Insurance Funding	109,931	2,894
Wages Payable – related party	-	224,488
	572,094	1,558,186

Due to their short term nature, the directors consider that the carrying amount of trade payables approximates to their fair value. No interest is payable on amounts classified as trade and other payables.

Note 20. Deferred revenue

	Consolidated
	30 June 2025	30 June 2024
	$	$
Current liabilities
Deferred Revenue	-	125,359

Reconciliation
Reconciliation of the written down values at the beginning and end of the current and previous financial year are set out below:

Opening balance	125,359	85,359
Payments received in advance	-	40,000
Transfer to revenue - Bad debts recognised during the year (related party)	(6,655)	-
Transfer to revenue – other balances	(118,704)
Closing balance	-	125,359

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 20. Deferred revenue (continued)

Unsatisfied performance obligations

The aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied at the end of the reporting period was nil as at 30 June 2025 ($125,359 as at 30 June 2024) and is expected to be recognised as revenue in future periods as follows:

	Consolidated
	30 June 2025	30 June 2024
	$	$
6 to 12 months	-	125,359

Note 21. Borrowings

	Consolidated
	30 June 2025	30 June 2024
	$	$
Current liabilities
Loans from Directors (i)	5,086	5,086
Loan from associated entities (ii)	156,828	156,066
Shareholder Loans (iii)	2,485,632	1,923,000
Convertible notes payable	2,037,413	-
Debt Discount (v)	(481,104)	-
	4,203,855	2,084,152

Non-current liabilities
Loan from Director (term – 5 years, interest free)	13,550	13,550
Loan from associated entities (ii)	-	-
Shareholder loans (iv)	-	-
Convertible notes payable (v)	-	1,745,897
	13,550	1,759,447
	4,217,405	3,843,599

Loan from Director

(i) This is unsecured and interest free loan with no maturity terms provided by directors of the Company.

Loan from associated entities

(ii) During the previous financial years ended 30 June 2021 and 30 June 2020, the Company received unsecured loans from Nutrition DNA and Domalina Unit Trust. These loans have a maturity term of 5 years, and 0.5% interest p.a. Nutrition DNA and Domalina Unit Trust are entities associated with Nathan Givoni, a director of the Company. In FY 25, the Company extended the loan maturity date to 31 December 2026.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 21. Borrowings (continued)

Shareholder loans

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

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 21. Borrowings (continued)

The table below shows the movement of Shareholder loans during the respective periods.

	Consolidated
	30 June 2025	30 June 2024
	$	$
Opening Shareholder Loan balance	1,923,000	1,463,650
Interest accrued post modification	634,149	459,350
Repayment during the year	(71,517)	-
	2,485,632	1,923,000

Convertible notes

(iv) On 5 May 2023 the directors received Board approval to issue up to $1,000,000 in $1 unsecured convertible notes redeemable on 31 December 2025, an interest rate of 12% and a conversion discount of 12%. On a Liquidity event, or at least 90 days prior to Maturity, each Noteholder may elect to either Convert their Notes or redeem for Australian cash repayment. If the Noteholder elects to Convert, the number of fully paid ordinary shares to be issued in satisfaction of the Convertible Notes will be determined by the market value being, determined as;

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

The convertible note balance as at 30 June 2025 comprises of convertible note funds received $ 1,327,262, repayments paid by cash $772,975, repayments by issue of shares $432,115 and interest accrued $169,343.

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

On 27 May 2024, the Board of Directors approved the issuance of convertible notes (the “May 2024 Convertible Note”) to raise up to AUD$1,000,000. Each May 2024 Convertible Note had a face value of AUD$1, an annual interest rate of 6% and have a maturity date of 31 December 2025. As at 30 June 2024, the Company has received proceeds of AUD$250,000 through the issuance of the May 2024 Convertible Notes.

On February 21, 2025, our board of directors approved the issuance of convertible notes (the “February 2025 Convertible Note”) to raise up to AUD$1,500,000. Each February 2025 Convertible Note had a face value of AUD$1, an annual interest rate of 20% and have a maturity date of July 1, 2026. Each holder of a February 2025 Convertible Note may at any time elect to convert their February 2025 Convertible Note into Ordinary Shares at a conversion price of USD$2.00. Each holder of a February 2025 Convertible Note may, prior to 90 days of their maturity date and pursuant to the terms therein, either elect to convert their February 2025 Convertible Note into Ordinary Shares at a conversion price of USD$2.00 or redeem their February 2025 Convertible Note for an Australian cash payment. As of the date of this Annual Report, the Company has received approximately AUD$580,000 (approximately USD$377,000) through the issuance of the February 2025 Convertible Notes.

Each holder of Convertible Note may, on a Liquidity event, or at least 90 days prior to Maturity, may elect to either Convert their Notes or redeem for Australian cash repayment. If the Noteholder elects to Convert, the number of fully paid ordinary shares to be issued in satisfaction of the Convertible Notes will be determined by the market value being, determined as;

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 21. Borrowings (continued)

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

The table below shows the movement of Convertible Notes during the respective periods.

	Consolidated
	30 June 2025	30 June 2024
	$	$
Opening convertible note balance	1,745,897	839,115
Convertible notes issued – received in cash	1,327,262	855,834
Convertible notes issued – accrued (owing)	-	(73,954)
Interest accrued	169,343	124,902
Repayment During the year – in cash	(772,975)	-
Convertible notes converted into shares	(432,115)	-
	2,037,412	1,745,897

The table below shows the movement of Debt discount on Convertible Notes during the respective periods.

	Consolidated
	30 June 2025	30 June 2024
	$	$
Debt discount on convertible notes recognised during the period	1,279,184	-
Correction of debt discount and derivative liability	292,961
Amortization of debt discount	(1,091,041)	-

	481,104	-

Embedded derivative on convertible notes

(v) In accordance with the policy noted in Note 3, when the Company’s shares attained a trading stock price upon the completion of the IPO and listing of the Company’s shares, the Company valued and separately accounted for the derivative embedded within convertible notes issued by the Company.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 21. Borrowings (continued)

The embedded derivative for the October 2024 convertible notes was valued using a Black-Scholes valuation model as at the Company’s IPO date with following key assumptions:

-	Company stock price on measurement date: $4.46

-	Risk free rate: 4.29%

-	Term: 1.17 years

-	Volatility: 79%

The embedded derivative for the February 2025 convertible notes was valued using a Black-Scholes valuation model as at the Company’s IPO date with following key assumptions:

-	Company stock price on measurement date: $1.61-$2.91

-	Risk free rate: 3.92%-4.09%

-	Term: 1-1.13 years

-	Volatility: 85%-86%

The embedded derivative for the 2025 convertible note settlements was valued using a Black-Scholes valuation model as at the Company’s IPO date with following key assumptions:

-	Company stock price on measurement date: $2.10-$3.84

-	Risk free rate: 4.02%-4.25%

-	Term: 0.82-0.98 years

-	Volatility: 82%-85%

The embedded derivative for the remaining convertible notes as of 30 June 2025 was valued using a Black-Scholes valuation model as at the Company’s IPO date with following key assumptions:

-	Company stock price on measurement date: $2.65

-	Risk free rate: 4.29%

-	Term: 0.5-1 year

-	Volatility: 86%-89%

This calculation produced an estimated fair value of the embedded derivative of $1,572,145, was accounted for as a liability as the conversion terms of the notes do not always result in a conversion of a fixed dollar amount of liability for a fixed number of shares. The difference between the face value of the notes and their liability component following the classification of the embedded derivative as a liability was accounted for as a debt discount, which will be amortised as finance costs across the life of the notes. During 2025, derivative settlement gains from the settlement of the underlying convertible notes resulted in a gain of $499,609. The fair value adjustment of the convertible notes during 2025 resulted in a gain of $301,052.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 22. Employee benefits provisions

	Consolidated
	30 June 2025	30 June 2024
	$	$
Current liabilities
Provision for Annual leave	84,694	98,368

Non-current liabilities
Long service leave	24,992	20,018
	109,686	118,386

Amounts not expected to be settled within the next 12 months

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

Employee entitlements:

Annual leave

	Consolidated
	30 June 2025	30 June 2024
	$	$
Opening Balance	98,368	77,780
Annual leave taken	(20,504)	(26,416)
Additional provisions raised	6,830	47,004
Closing balance	84,694	98,368

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 22. Employee benefits provisions (continued)

Long Service leave

	Consolidated
	30 June 2025	30 June 2024
	$	$

Opening balance	20,018	-
Long service leave taken during the period	(4,496)	-
Additional provisions raised	9,470	20,018
Closing balance	24,992	20,018

Note 23. Issued capital

	Consolidated
	30 June 2025	30 June 2024	30 June 2025	30 June 2024
	Shares	Shares	$	$

Ordinary shares - fully paid	10,028,025	8,118,075	33,945,869	26,608,227

Movements in ordinary share capital

Details	Date	Shares	Issue price	$

Opening balance	1 July 2024	8,118,075		26,608,227
Initial public offering	30 October 2024	1,300,000	$6.08	7,913,463
Shares issued in Lieu of Marketing fees	15 November 2024	45,000	$2.55	114,750
Shares issued in Lieu of Investor fees	25 November 2024	68,027	$4.52	307,482
Share issued in lieu of advisory fee	31 October 2024	100,000	$3.61	361,000
Lincoln Park Share Purchase Agreement Commitment Shares	13 March 2025	175,000	$1.35	237,717
Share conversion of convertible notes	21 January 2025	201,923	$2.14	432,115
Shares issued to ARC Group for IPO related fees	31 October 2024	20,000	$7.60	152,048
Capital raising cost	1 July 2024	-	$0.00	(2,180,933)

		10,028,025		33,945,869

Closing balance	30 June 2025	10,028,025		33,945,869

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value and the Company does not have a limited amount of authorised capital.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 23. Issued capital (continued)

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

As of 30 June, 2025, the company has 91,000 warrants outstanding, each entitling the holder to purchase one common share of the company at an exercise price of $5.00 USD. The warrants expire 5 years from the date of issuance. The company has estimated the relative fair value of the outstanding warrants and found it to be immaterial to be reported for the period ending 30 June, 2025.

Note 24. Dividends

There were no dividends paid, recommended or declared during the current or previous financial year.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 25. Financial risk management

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

Cash flow and fair value interest rate risk

The Consolidated Entity has limited exposure to interest rate risks arising from long-term borrowings as these are based on fixed rates. There are no borrowings obtained at variable rates in the financial years to 30 June 2025 or 30 June 2024. All cash is held in chequing accounts or on hand, and do not earn interest.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 25. Financial risk management (continued)

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

All trade and other receivables are current as at 30 June 2025 and 30 June 2024, with no balances past due.

The Consolidated Entity recorded no bad debt expense in the years ended 30 June 2025 or 30 June 2024. As of 30 June 2025 and 2024, there was no expected credit losses recorded.

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

The Consolidated Entity manages liquidity risk by maintaining adequate cash reserves and available borrowing facilities by continuously monitoring actual and forecast cash flows and matching the maturity profiles of financial assets and liabilities. All loans as at 30 June 2025 and 30 June 2024 are due to either directors, existing shareholders or related entities of the Consolidated Entity.

Borrowings as at 30 June 2025 and 30 June 2024 are fully drawn.

Contractual maturities of trade and other payables $572,094 at 30 June 2025 and $1,558,186 at 30 June 2024 and current borrowings $4,203,855 at 30 June 2025 and $2,084,152 at 30 June 2024 is less than 1 year for each of the respective reporting periods.

Non-current borrowings $13,550 at 30 June 2025 and $1,759,447 at 1,759,447 are due between 2 and 5 years for each of the respective reporting periods.

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

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 25. Financial risk management (continued)

Consolidated - 30 June 2025	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Remaining contractual maturities
	%	$	$	$	$

Non-derivatives
Non-interest bearing
Trade payables	-	182,632	-	-	182,632
Payroll liabilities	-	-	-	-	-
Other loans	-	5,086	13,550	-	18,636

Interest-bearing - fixed rate
Borrowings	0.50%	-	156,828	-	156,828
Borrowings – Shareholder Loans	12.00%	2,485,632	-	-	2,485,632
Borrowings – Convertible Notes	12.00%	528,488	-	-	528,448
Borrowings – Convertible Notes	6.00%	911,320	-	-	911,230
Borrowings – Convertible Notes	20.00%	-	597,736	-	597,736
Total non-derivatives		4,113,028	768,114	-	4,881,142

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 25. Financial risk management (continued)

Consolidated - 30 June 2025	Weighted average interest rate	1 year or less	Between 1 and 2 years	Between 2 and 5 years	Remaining contractual maturities
	%	$	$	$	$

Non-derivatives
Non-interest bearing
Trade and GST payables	-	387,034	-	-	387,034
Payroll liabilities	-	702,619	-	-	702,619
Other loans	-	5,086	13,550	-	18,636

Interest-bearing - fixed rate
Borrowings	0.50%	156,066	-	-	156,066
Borrowings – Shareholder Loans*	12.00%	1,938,778	-	-	1,938,778
Borrowings – Convertible Notes	12.00%	-	1,307,573	-	1,307,573
Borrowings – Convertible Notes	6.00%	-	670,743	-	670,743
Total non-derivatives		3,189,583	1,991,866	-	5,181,449

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

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at measurement date

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly

Level 3: Unobservable inputs for the asset or liability

Fair value of financial instruments

Due to the short-term nature of the financial instruments, their carrying value is assumed to approximate their fair value.

The Consolidated Entity had no assets or liabilities held at fair value using Level 3 inputs at 30 June 2025 (30 June 2024: Nil).

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 26. Key management personnel

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

The Consolidated Entity has performed an impairment Key management personnel (KMP) are those persons having authority and responsibility for planning, directing and controlling the activities of the Consolidated Entity, including the directors of the company as listed on page F-7 immediately above Note 2, and the Financial Controller of the company. There is a pro-rata allocation of compensation for the time at the office for any KMP which have joined or left the Consolidated Entity during the reporting year.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 26. Key management personnel (continued)

Directors

The following persons were directors of Gelteq Limited during the financial year:

Mr. Simon Hayden Szewach	(Executive Chairman)

Mr. Nathan Jacob Givoni	(Executive Director)

Mr. Jeffrey W. Olyniec	(Non-Executive Director) (Resigned on 30 September 2025)

Mr. Philip Dalidakis	(Non-Executive Director)

Prof David Morton	(Non-Executive Director) (Resigned on 30 April 2025)

The aggregate compensation paid/payable to members of key management personnel of the Consolidated Entity is set out below:

	Consolidated
	30 June 2025	30 June 2024
	$	$
Short-term employee benefits	391,887	541,280
Post-employment benefits	40,156	57,670
Share-based payments	-	-
	432,043	598,950

Some of the above amounts were paid to related management entities

Note 27. Guarantees

The parent entity had not entered into to any guarantees entered in relation to the debts of its subsidiaries.

Note 28. Contingent assets & Liabilities and Commitments

Contingent assets & Liabilities and Commitments - 2025

There were no contingent assets & liabilities and commitments as at 30 June 2025.

Contingent assets & Liabilities and Commitments – 2024

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

Note 29. Capital commitments — Property, plant and equipment

The Consolidated Entity had no capital commitments for property, plant and equipment as at 30 June 2025 and 30 June 2024.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 30. Related party transactions

Parent entity

Gelteq Limited is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 31.

Key management personnel

Disclosures relating to key management personnel are set out in note 26.

Transactions with related parties

The following transactions occurred with related parties:

	Consolidated
	30 June 2025	30 June 2024
	$	$
Payment for other expenses:
Interest expense on loans from directors (as part of shareholder loan and convertible note issue)*	634,150	459,340
Interest expense on loans from controlling entity*	763	764
Management and consulting services**	-	9,125
Office Rental	48,000	-
Other transactions:
Gain on modification of loans	-	-

*	The interest is accrued and not paid
**	During the year the Company received Management and Legal services from Asiana Trading Corporation, an entity associated with Jeff Olyniec (until December 2021), a director of the Company.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 30. Related party transactions (continued)

Outstanding balances arising from transactions with related parties:

	30 June 2025	30 June 2024
	$	$
Receivables from related parties
Prepayment*	33,088	33,088
Accounts receivables**	-	8,250
Total Receivables from related parties	33,088	41,338

	30 June 2025	30 June 2024
	$	$
Payables to related parties
Payables to by key management personnel directly***	-	224,488

*	During August 2022, the company as per agreement with Asiana Trading corporation paid first deposit for its future order. Asiana Trading Corporation is an entity associated with Jeff Olyniec, a director of the Company. The balance is included within Prepayments and other assets in the Condensed Consolidated Statement of Financial Position.

**	During the year 30 June 2022, the Company entered into agreement with Lifestyle Breakthrough Pty Ltd. an entity associated with Nathan Givoni and Simon H. Szewach, directors of the Company for sale of goods & service. The balance is included in Trade and other receivables in the Condensed Consolidated Statement of Financial Position and the amount has been written back during the current financial year.

***	Payables to key management personnel are included within Wages payables in note 19.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 30. Related party transactions (continued)

Loans to/from related parties

The following balances are outstanding at the reporting date in relation to loans with related parties:

Loans from related parties (2024)/Directors (2023)	Consolidated
	30 June 2025	30 June 2024
	$	$
Beginning of the period*	1,662,411	502,237
Reclassify >5% holder loan as related party loan(i)	-	762,340
Modification of fair value on extinguishment	-	-
Interest accrued prior to modification	-	-
Interest accrued during the year	549,470	397,834
Repayments made during the period	(71,517)	-
Closing Balance	2,140,364	1,662,411

Loans from associated entities*	Consolidated
	30 June 2025	30 June 2024
	$	$
Opening balance	156,068	155,304
Interest charged	645	764
	156,713	155,068

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 30. Related party transactions (continued)

Convertible notes from Related Parties (2024)/Directors* (2023)	Consolidated
	30 June 2025	30 June 2024
	AUD$	AUD$

Opening Balance	759,678	76,485
Reclassify >5% holder convertible note as related party loan(i)	287,886	328,928
Proceeds from convertible note issue	-	301,150
Repayments during the year	(327,490)	53,115
Interest accrued during the year	73,012	53,115
Closing Balance	793,086	759,678

*	The Convertible Notes from directors relates to:

●	For 2024, convertible notes received from an entity related to Nathan Givoni, Executive Director, and Jeffrey Olyniec, Non-Executive Director.

●	For 2025, convertible notes received from an entity related to Nathan Givoni, Executive Director.

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

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 31. Interests in subsidiaries

(a) Information about principal subsidiaries

The subsidiaries listed below have share capital consisting solely of ordinary shares, which are held directly by the Consolidated Entity. The proportion of ownership interests held equals the voting rights held by the Consolidated Entity. Each subsidiary’s principal place of business is also its country of incorporation or registration

		Ownership interest
Name	Principal place of business / Country of incorporation	30 June 2025	30 June 2024
		%	%
Nutrigel Unit Trust	Melbourne VIC Australia	%	100.00%
Nutrigel Pty Ltd	Melbourne VIC Australia	%	100.00%
Sport Supplements Unit Trust	Melbourne VIC Australia	%	100.00%
Sport Supplements Pty Ltd	Melbourne VIC Australia	%	100.00%

Subsidiary financial statements used in the preparation of these consolidated financial statements have also been prepared as at the same reporting date as the Consolidated Entity’s financial statements.

(b) Significant Restrictions

There are no significant restrictions over the Consolidated Entity’s ability to access or use assets, and settle liabilities, of the Consolidated Entity.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 32. Remuneration of auditors

During the financial year the following fees were paid or payable for services provided by the auditors of the Company:

	30 June 2025	30 June 2024
Audit or review of the consolidated financial statements - UHY Haines Norton	-	152,941
Audit and Review Services - M&K CPAS, PLLC	126,060	96,114
	126,060	249,055

On May 21, 2024, UHY Haines Norton resigned solely as our independent auditor for PCAOB audits, and on May 21, 2024, we appointed M&K CPAS, PLLC as our new independent auditor. However, UHY Haines Norton remain as our independent auditor for Australian reporting purposes

Note 33. Events after the reporting period

Subsequent to 30 June 2025, the Company issued 410,000 shares to its vendors in lieu of consulting and advisory services availed from them and a further 273,034 shares were issued to Lincoln Park towards the Equity Line Of Credit (ELOC) facility availed in line with the agreement entered into with them.

Apart from the above, no matter or circumstance has arisen since 30 June 2025 that has significantly affected, or may significantly affect the Consolidated Entity’s operations, the results of those operations, or the Consolidated Entity’s state of affairs in future financial years.

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 34. Reconciliation of loss before income tax to net cash used in operating activities

	Consolidated
	30 June 2025	30 June 2024
	$	$
Loss before income tax expense for the year	(6,645,453)	(3,546,195)
Adjustments for:	-	-
Depreciation and amortisation	1,222,955	1,211,892
Foreign exchange differences	(126,206)	-

Interest expense	1,917,720	599,494
Gain/loss on extinguishment	(499,609)	-
Gain/loss on derivative revaluation	(301,052)	-

Change in operating and assets and liabilities:	-	-
(Increase) / decrease in GST receivable	(22,993)	(31,441)
Increase / (decrease) in GST payable	31,441	(23,155)
(Increase) in accounts receivables	(247,487)	119,774
(Increase) / decrease in inventory	-	95,201
(Increase) / decrease in prepayments and other assets	176,108	40,893
Increase / (decrease) in deferred revenue	(118,704)	40,000
Increase in payroll liabilities	(545,649)	395,385
Increase in provision for employee leave	(8,700)	40,606
Increase in trade payables and accruals	(308,057)	(12,927)
(Increase)/decrease in trade and other receivable	(45,931)	-
Net cash used in operating activities	(5,521,617)	(1,070,473)

Gelteq Limited
Notes to the consolidated financial statements 30 June 2025 and 2024

Note 35. Changes in liabilities arising from financing activities

Consolidated	Interest bearing loans and borrowings	Lease Liability	Total
	$	$	$
Balance at 1 July 2023	2,476,705	11,895	2,488,600
Net cash from financing activities	855,834	(11,895)	843,939
Accrued interest	585,013	-	585,013
Other changes – accrued interest and convertible notes (note 23)	(73,954)	-	(73,954)
Balance at 30 June 2024	3,843,599	-	3,843,599
Net cash from/(used in) financing activities	6,453,511	-	6,453,511
Accrued interest	804,255	-	804,255
Debt discount	(481,104)	-	(481,104)
Share conversion of convertible notes	(432,115)	-	(432,115)

Balance at 30 June 2025	10,188,146	-	10,188,146

Note 36. Loss per share

	Consolidated
	30 June 2025	30 June 2024
	$	$
Loss after income tax attributable to the owners of Gelteq Limited	(6,645,453)	(3,546,195)

	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	9,272,375	8,118,075
Weighted average number of ordinary shares used in calculating diluted earnings per share*	9,272,375	8,118,075

	$	$

Basic loss per share	(0.72)	(0.44)
Diluted loss per share	(0.72)	(0.44)

Gelteq Limited
Directors’ declaration 30 June 2025 and 2024

In accordance with a resolution of the directors of Gelteq Limited, the directors of the Company declare that:

In the directors’ opinion:

●	the consolidated financial statements and notes set out in this document are in accordance with requirements of the International Financial Reporting Standards (IFRS), including:

(i)	complying with Accounting Standards, as issued by the International Accounting Standards Board, and

(ii)	present fairly in all material respects the Consolidated Entity’s financial position as at 30 June 2025 and 30 June 2024, and the results of its operations and its cash flows for each of the years ended 30 June 2025 and 30 June 2024, and

●	there are reasonable grounds to believe that the Consolidated Entity will be able to pay its debts as and when they become due and payable.

On behalf of the directors

/s/ Simon H. Szewach
Simon H. Szewach
Chairman
14 November 2025